EXHIBIT 99.1

TECHNICAL REPORT ON THE

RAILROAD–PINION PROJECT,

ELKO COUNTY, NEVADA, USA

Prepared For:	Gold Standard Ventures Corp. 610-815 West Hastings ST Vancouver BC V6C 1B4 Canada
Prepared by:	APEX Geoscience Ltd.[1] 110-8429 24 ST NW Edmonton AB T6P 1L3 Canada
and	Gold Standard Ventures Corp.[2] 2135 Industrial Way Elko NV 89801 USA
[1] Michael B. Dufresne, M.Sc., P.Geol., P.Geo. [2] Steven R. Koehler, BSc., QP, CPG #10216 [2] Mac R. Jackson, M.Sc., QP, CPG #11661
Effective Date: Signing Date:	March 17, 2017 March 30, 2017 Edmonton, Alberta, Canada Elko, Nevada, USA

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Contents

1 Summary	1
1.1 Previous Work by Gold Standard Ventures	2
1.2 Current Mineral Resources	4
1.2.1 2015 Dark Star Deposit Mineral Resource	4
1.2.2 2016 Pinion Deposit Updated Mineral Resource	5
1.3 2016 Railroad-Pinion Project Drill Program	8
1.3.1 Railroad Project Area	8
1.3.2 Pinion Deposit Area	9
1.3.3 Dark Star Deposit Area	10
1.4 Other Railroad–Pinion Project Prospects	12
1.5 Recommendations	13
2 Introduction	17
2.1 General	17
2.2 Terms of Reference	17
2.3 Units of Measure	19
3 Reliance on Other Experts	20
4 Property Description and Location	20
4.1 Description and Location	20
4.2 Royalties and Agreements	21
4.3 Environmental Liabilities and Permits	26
4.3.1 Railroad Plan of Operations	27
4.3.2 Notice Level	27
4.3.3 Private Land Disturbance	27
4.3.4 Water Pollution Control Permit	30
5 Accessibility, Climate, Local Resources, Infrastructure and Physiography	30
5.1 Accessibility	30
5.2 Site Topography, Elevation and Vegetation	30
5.3 Climate	31
5.4 Local Resources and Infrastructure	31
6 History	31
6.1 Railroad Project Historic Exploration	31
6.2 Railroad Project Historic Resource Estimates	40
6.3 Pinion Project Historic Exploration	42
6.4 Pinion Historic Drilling	43
6.5 Pinion Historic Resource Estimates	47
6.6 Dark Star Historic Exploration	50
6.7 Dark Star Historic Drilling	51
6.8 Dark Star Historic Resource Estimates	55
6.9 Dixie Creek Historic Exploration and Drilling	55
7 Geological Setting and Mineralization	57
7.1 Regional Geology	57
7.2 Local Geology	60
7.2.1 Pinion Geology	64
7.2.2 Dark Star and Dixie Creek Geology	65

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

7.3 Mineralization	67
7.3.1 North Bullion	69
7.3.2 Bald Mountain	71
7.3.3 Central Bullion (Sylvania)	72
7.3.4 Railroad Fault	72
7.3.5 Bullion Fault Corridor	73
7.3.6 Cherry Springs	73
7.3.7 LT	73
7.3.8 North Ridge	73
7.3.9 South Bullion Fault Corridor Target	73
7.3.10 Lee Canyon Target	74
7.3.11 Mill Creek Target	74
7.3.12 West Pine Mountain Target	74
7.3.13 South Fault Target	74
7.3.14 Pinion Deposit Area	74
7.3.15 Dark Star Area	76
7.3.16 Dixie Creek	81
8 Deposit Types	83
9 Exploration	85
9.1 Previous Exploration (2009-2015)	85
9.1.1 Geological Mapping	85
9.1.2 Geophysics	85
9.1.3 Geochemistry	86
9.1.4 Petrography	88
9.2 2016 Exploration	88
9.2.1 Geological Mapping	88
9.2.2 Geophysics	89
9.2.3 Petrography	95
10 Drilling	98
10.1 Previous Drilling (2010-2015)	98
10.1.1 Railroad Project Area	98
10.1.2 Pinion Deposit Area	101
10.1.3 Dark Star Deposit Area	102
10.2 2016 Drilling	105
10.2.1 Railroad Project Area	105
10.2.2 Pinion Deposit Area	108
10.2.3 Dark Star Deposit Area	114
11 Sample Preparation, Analyses and Security	122
11.1 Surface Soil and Rock Sampling	122
11.2 Diamond Drill Core	122
11.3 Reverse-circulation Drillhole Cuttings	123
12 Data Verification	124
12.1 Non-Analytical Data	124
12.2 Analytical Data (Quality Assurance and Quality Control Program)	125
12.2.1 2016 Pinion RC and Core Drilling Program QA/QC	125
12.2.1.1 Blanks	126

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

12.2.1.2 Standard Reference Materials	126
12.2.1.3 Umpire Check Assays	129
12.2.1.4 Duplicate Core Sample Assays	129
12.2.1.5 Lab-inserted Standard Reference Materials	129
12.2.2 2016 Dark Star Drill Program QA/QC	129
12.2.2.1 Blanks	129
12.2.2.2 Standard Reference Materials	130
12.2.2.3 Umpire Check Assays	133
12.2.2.4 Lab-inserted Standard Reference Materials	133
12.2.2.4.1. Bureau Veritas Inserted Blanks and Prep-blanks – 2016 Dark Star	133
12.2.2.4.2. Bureau Veritas Inserted Standards – 2016 Dark Star	133
12.2.2.4.3. Bureau Veritas Internal Duplicate Core Sample Assays	134
12.2.2.4.4. Replicate Core Sample Assays	135
12.2.3 2016 Railroad Project Drill Program QA/QC	137
12.2.3.1 Blanks	137
12.2.3.2 Standard Reference Materials	138
12.2.3.3 Umpire Check Assays	140
12.2.3.4 Duplicate Core Sample Assays	140
12.2.3.5 Lab-inserted Standard Reference Materials	140
13 Mineral Processing and Metallurgical Testing	143
13.1 Railroad	143
13.2 North Bullion Target	144
13.3 Bald Mountain Target	145
13.4 Pinion Project	145
13.4.1 GSV 2015 Cyanide Leach Work Phase 1 and 2 Drilling	148
13.4.2 GSV 2016 Metallurgical Test Work	150
14 Mineral Resource Estimates	154
14.1 2014 Pinion Deposit Maiden Mineral Resource Estimate Summary	154
14.2 2015 Dark Star Deposit Maiden Resource Estimate	156
14.3 2016 Pinion Updated Resource Estimate	158
15 Adjacent Properties	165
15.1 Rain	166
15.2 Emigrant Springs	167
15.3 Pony Creek Property	167
16 Other Relevant Data and Information	167
17 Interpretation and Conclusions	167
17.1 Previous Work by Gold Standard Ventures	169
17.2 Current Mineral Resources	171
17.2.1 2015 Dark Star Deposit Mineral Resource	171
17.2.2 2016 Pinion Deposit Updated Mineral Resource	172
17.3 2016 Railroad-Pinion Project Drill Program	175
17.3.1 Railroad Project Area	175
17.3.2 Pinion Deposit Area	176
17.3.3 Dark Star Deposit Area	177
17.4 Other Railroad–Pinion Project Prospects	179
18 Recommendations	180

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

19 References	184
Figures
Figure 2.1. Project location map.	18
Figure 4.1. Property map for the Railroad–Pinion Project.	22
Figure 4.2. Property map summarizing the Railroad-Pinion Net Smelter Royalty (NSR) encumbrances.	24
Figure 4.3. Property map summarizing the Railroad-Pinion Net Profit Royalty (NPR) encumbrances.	25
Figure 4.4. Property map with railroad PoO and NOI boundaries.	28
Figure 4.5. Property map for the Railroad-Pinion Project showing surface ownership.	29
Figure 6.1. Historic (pre-2010) soil samples railroad-pinion project.	34
Figure 6.2. Historic (pre-2010) rock samples railroad-pinion project.	35
Figure 6.3. Historic drillholes for the railroad-pinion property.	36
Figure 6.4. Highest assay in drillholes at the railroad-pinion property.	37
Figure 7.1. Regional geology of the Carlin area (after Hunsaker, 2010).	58
Figure 7.2. Longitudinal section illustrating the four igneous cored domes on the Carlin Trend.	59
Figure 7.3. Property geology (after Smith and Ketner, 1975).	61
Figure 7.4. Railroad–Pinion Project stratigraphic column.	62
Figure 7.5. Stratigraphic column for Dark Star area (after Calloway, 1992).	66
Figure 7.6. Railroad–Pinion Project prospects (mineralized zones).	68
Figure 7.7. North Bullion tectono-stratigraphic column (after Jackson et al., 2015).	70
Figure 7.8. Pinion Deposit stratigraphic setting (after Norby et al., 2015).	75
Figure 7.9a. Pinion Deposit area local geology and cross section locations.	77
Figure 7.9b. Pinion Deposit cross section S1.	78
Figure 7.9c. Pinion Deposit cross section S2.	79
Figure 7.9d. Pinion Deposit cross section S3.	80
Figure 7.10. Dark Star Deposit detailed tectono-stratigraphic section.	82
Figure 9.1. Summary of the area covered by ground geophysical surveys completed for the Railroad–Pinion Project by GSV from 2009 to 2015.	87
Figure 9.2. Summary of the area covered by geochemical surveys completed for the Railroad–Pinion Project by GSV from 2010 to 2015.	90
Figure 9.3. GSV’s geological map of the Railroad–Pinion Project.	91
Figure 9.4. Location of CSAMT survey completed by GSV in 2016, after Wright (2016a).	92
Figure 9.5. Interpreted feeder system in the Dark Star Deposit area, from Wright (2016a).	93
Figure 9.6. Airborne magnetic survey (total magnetics) purchased by GSV in 2016.	94
Figure 10.1. Collar locations of drillholes completed for the Railroad Project by GSV from 2010 to 2015.	100
Figure 10.2. Collar locations of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2015.	103
Figure 10.3. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2015.	104
Figure 10.4. Collar locations of drillholes completed for the Railroad Project by GSV in 2016.	109
Figure 10.5. Collar locations of drillholes completed in the Pinion Deposit area by GSV in 2016.	111

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 10.6. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2016.	120
Figure 12.1. 2015 Pinion blank pulp assays.	126
Figure 12.2. Assay data for standard 1.5 ppm Au (MEG-S107007X).	128
Figure 12.3. Assay data for standard MEG-Au.11.17.	128
Figure 12.4. 2015 Dark Star drill program blank pulp assays.	130
Figure 12.5. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).	132
Figure 12.6. Assay data for standard 2.69 ppm Au (MEG-Au.11.17).	132
Figure 12.7. Analyses of Bureau Veritas inserted standard OXC129.	134
Figure 12.9. Bureau Veritas replicates versus original assay value for Dark Star 2016.	136
Figure 12.10. 2015 North Bullion blank pulp assays.	137
Figure 12.11. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).	139
Figure 12.12. Assay data for standard 1.5 ppm Au (MEG-S107007X).	139
Figure 12.13. 2016 2016 Railroad drill program lab-duplicate assays.	141
Figure 12.14. 2016 Railroad drill program lab-replicate assays.	141
Figure 12.15. 2016 Railroad drill program lab-inserted standard OXIC129.	142
Figure 12.16. 2016 Railroad drill program lab-inserted standard OXIC129.	142
Figure 13.1. Comparison of Cn leach and fire assay gold data for select 2014-15 Pinion Deposit samples.	149
Figure 13.2. Comparison of Cn leach and ICP silver data for select 2014-15 Pinion Deposit samples.	150
Figure 13.3. 2016 bottle roll test results for select 2014-15 Pinion Deposit gold samples.	152
Figure 13.4. Comparison of Cn leach and fire assay gold data for select 2015 Dark Star Deposit samples.	153
Figure 14.1. Pinion 3 dimension model of the ID2 block model within the $1,250/ounce of gold pit shell.	165
Figure 15.1. Adjacent projects property map.	168
Tables
Table 1.1. The 2015 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne et al., 2015)*.	4
Table 1.2. The 2014 Pinion NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne and Nicholls, 2016)*.	6
Table 1.3. The 2014 Pinion NI 43-101 inferred mineral resource estimates for silver at various gold cut-off grades (Dufresne and Nicholls, 2016)*.	7
Table 1.4. Railroad–Pinion recommended exploration plan and budget.*	15
Table 6.1. Historic geochemical surveys summarized by company.	33
Table 6.2. Historic resource estimates for railroad project.	42
Table 6.3. Summary of historic exploration on the Pinion Property (after DeMatties, 2003).	42
Table 6.4. Historic drillholes for the Pinion Project area.	44
Table 6.5. Assay intercept highlights for Pinion drilling 1981 to 2007; (na = assays not available).	46
Table 6.6. Summary of Pinion Prospect historic resource estimates (Section 22, T30N, R53E).	48
Table 6.7. Summary of historic exploration in the area of the Dark Star Prospect.	50
Table 6.8. Dark Star historic drilling highlights.	51

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Table 6.9. Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).	55
Table 6.10. Dixie Creek historic drilling highlights (modified from Redfern, 2002).	56
Table 7.1. Formation correlation table.	60
Table 9.1. Summary of previous geophysical work completed for the Pinion–Railroad Project by GSV from 2009 to 2010.	86
Table 9.2. Summary of previous geochemical exploration completed for the Pinion–Railroad Project by GSV from 2009 to 2010.	88
Table 9.3. Summary of petrographic analysis from McComb (2016) commissioned by GSV in 2016..	96
Table 10.1. Summary of drillholes completed for the Railroad Project by GSV from 2010 to 2013.	99
Table 10.2. Summary of drillholes completed for the Railroad Project by GSV from 2014 to 2015.	99
Table 10.3. Summary of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2015.	101
Table 10.4. Summary of drillholes completed in the Dark Star Deposit area by GSV in 2015.	102
Table 10.5. Summary of drillholes completed for the Railroad Project by GSV in 2016.	106
Table 10.6. Summary highlights from drillholes completed in 2016 by GSV at the Bald Mountain Target area.	107
Table 10.7. Summary highlights from drillholes completed in 2016 by GSV at the North Bullion Target area.	108
Table 10.8. Summary of drillholes completed in the Pinion Deposit area by GSV in 2016.	110
Table 10.9. Summary highlights from drillholes completed in 2016 by GSV at the Pinion Deposit area.	112
Table 10.10. Summary of drillholes completed in the Dark Start Deposit area by GSV in 2016.	115
Table 10.11. Summary of highlights from drillholes completed in 2016 by GSV within the Dark Star Deposit area.	115
Table 12.1. Standard reference materials inserted in the 2016 Pinion drill program sample stream.	125
Table 12.2. Summary of 2016 Pinion drill assay standard sample results (Source: MEG-2014 Gold Brochure).	127
Table 12.3. Summary of 2016 Dark Star drill assay standard sample results (Source: MEG-2014 Gold Brochure).	131
Table 12.4. Summary table of the Bureau Veritas inserted certified standards and the results.	134
Table 12.5. Summary of 2015 North Bullion drill assay standard sample assay results (Source: SCS MEG-2014 Gold Brochure).	138
Table 12.6. Summary table of the Bureau Veritas inserted certified standards and the results – 2016 Railroad area drill program.	140
Table 13.1. 2006 bottle roll gold leach tests.	144
Table 13.2. Head assays.	145
Table 13.3. Roast test results.	145
Table 13.4: Gold Standard Ventures RRB13-01: 15 pulp samples for Au-30-CN.	146
Table 13.5. Pinion surface bulk sample leach testing.	147
Table 13.6. Summary of 2015 cyanide solubility analyses from the Pinion Deposit.	149

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Table 14.1. The Dark Star NI 43-101 mineral resource estimate at various lower gold cut-offs (from Dufresne et al., 2015)*.	157
Table 14.2. The Pinion updated NI 43-101 mineral resource estimate for gold at various lower cut-offs from (Dufresne and Nicholls, 2016)*.	163
Table 14.3. The Pinion updated NI 43-101 mineral resource estimate for silver at various lower gold cut-offs (from Dufresne and Nicholls, 2016)*.	164
Table 17.1. The 2015 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne et al., 2015)*.	171
Table 17.2. The 2016 Pinion NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne and Nicholls, 2016)*.	173
Table 17.3. The 2016 Pinion NI 43-101 inferred mineral resource estimates for silver at various gold cut-off grades (Dufresne and Nicholls, 2016)*.	174
Table 18.1. Railroad–Pinion Project recommended exploration plan and budget*.	182
Appendices
Appendix 1 - List of Units, Abbreviations and Measurements	194
Appendix 2 - Detailed Property Description	198
Appendix 3 - Additional Standard Reference Graphs	231

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

1	Summary

The Gold Standard Ventures Corp. (“Gold Standard” or the “Company” or “GSV”) Railroad and Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend, so named for the city of Carlin, NV, comprises more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic (Devonian – Pennsylvanian/Permian) units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district. Exploration in the last year has yielded positive drilling results at Pinion, Dark Star, Bald Mountain and North Bullion. These results have led to the definition of additional resource potential at Dark Star, Pinion and the North Bullion deposits.

The Railroad-Pinion Project is located along the Piñon mountain range approximately 15 miles (24 km) south southeast of Carlin, NV, in the Railroad Mining District. The Project consists of 35,669 gross acres (14,434 gross hectares) of subsurface mineral rights comprising 18,786 gross acres (7,602 gross hectares) that are owned 100 percent (%) as patented and unpatented lode mining claims and a further 16,883 gross acres (6,832 hectares) in subsurface mineral rights on private lands. The private land ownership ranges from 49.2% to 100% yielding a net position of 13,737 gross acres (5,559 gross hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project Area. The Company is pursuing the minority interest in the key private land parcels. The subsurface mineral rights for the private lands are held under contractual arrangement via ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts. The estimated holding cost for the Patented mineral claims and private lands controlled by Gold Standard is US$704,110.75 per annum. Gold Standard’s estimated maintenance cost for the current package of unpatented lode claims is an additional US$193,764.00 per annum. Thus, the total cost for maintaining the current Property is US$897,874.75.

The Railroad Mining District was intermittently active as a copper, lead, silver, zinc, and gold district from 1869 until the early 1960’s. Modern exploration began in the late 1960’s. Since that time fifteen companies have preceded GSV with district-wide exploration; completing fairly extensive surface mapping, geochemical sampling and drilling including the collection of 3,508 rock samples, 6,260 soil samples and the completion of 382 drillholes at the Railroad Project (Hunsaker, 2010, 2012a,b; Shaddrick, 2012; Koehler et al., 2014).

Gold Standard’s aggressive and on-going, geologic model-driven exploration programs at the Railroad–Pinion Project since 2010 have confirmed and expanded previously identified zones of mineralization and have resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014; Koehler et al., 2014; Turner et al., 2015; Dufresne et al., 2015).

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

This report is an update to the most recent property-wide Technical Report by Dufresne and Koehler (2016) and summarizes the 2016 drilling and exploration work for the Railroad–Pinion Project. In the opinion of the authors of this Technical Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad–Pinion Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to ensuring overall data quality and integrity. In addition, it is the opinion of the authors of this Technical Report that the Railroad–Pinion Project remains a ‘property of merit’ and warrants continued exploration and development work as detailed below.

1.1	Previous Work by Gold Standard Ventures

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, and drilling. Gold Standard has collected over 10,000 geochemical samples and completed geophysical surveys that cumulatively cover much of the Property. Prior to 2015, exploration activities by Gold Standard were focused on the Railroad Project. Work completed in 2015 was largely focused on the Pinion Project after it was acquired by Gold Standard in 2014.

Gold Standard has conducted drilling on the Railroad–Pinion Project since 2010 to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models. From 2010 to 2016, 299 drillholes totalling 122,074.3 m (400,506.3 ft) were completed on the Railroad–Pinion Project.

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets (Koehler et al., 2014; Turner et al., 2015). Drilling conducted by GSV in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Drilling at North Bullion during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia” where sufficient data now exists to warrant an initial mineral resource estimate. The North Bullion mineralized zone remains open in a number of directions and warrants further drilling. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is also recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad portion of the Project area indicate that additional geologic work and drilling is also warranted.

In early 2014, Gold Standard significantly increased its land position with the acquisition of the Pinion Project area, which is contiguous to the south with the Company’s original Railroad Project area (Koehler et al., 2014; Turner et al., 2015). The Pinion transaction comprised the acquisition of increased mineral rights on lands where the Company previously held a minority interest and acquisition of mineral rights on additional lands where the Company previously held no interest. The Pinion acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District. In April 2014, GSV announced a further consolidation of mineral rights at Bald Mountain within the Railroad Project area (see GSV Press Release dated April 1, 2014) and later announced the acquisition of lands and additional mineral rights within, and south of, the Pinion Project area covering the Dark Star and Dixie Creek gold prospects (see GSV Press Release dated December 11, 2014).

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The acquisitions and mineral rights consolidation completed by the Company in 2014 represented an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek. Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 compliant mineral resource estimate that was completed in September, 2014 (Dufresne et al., 2014; Turner et al., 2015). In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization.

Drilling at the Railroad–Pinion Project in 2015 comprised 41 drillholes. The majority of the drillholes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then recently established NI 43-101 compliant maiden resource (Dufresne et al., 2014; Turner et al., 2015). The 2015 Pinion Deposit area drill program achieved a number of significant drill intercepts that extended the previously defined zone of mineralization to the north and to the south. The majority of the drill intercepts were contained within the principal Pinion Deposit host rock: an oxidized and altered multilithic dissolution collapse breccia. The breccia is located at the unconformable contact between underlying Devonian Devils Gate limestone or calcarenite and the overlying Mississippian Tripon Pass Formation silty micrite. Additionally, indications of a second stratigraphic host to mineralization at the Pinion area were identified in several 2015 drillholes north of the Pinion Deposit, which was named the Sentinel Zone for the carbonate host unit, which occurs stratigraphically below the more typical Devils Gate – Tripon Pass stratigraphic horizon. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and resource estimation in 2016 (Dufresne and Nicholls, 2016), which is described in greater detail below.

Thirteen (13) drillholes were completed at the Dark Star Target area located in the southern (Pinion) portion of the project during 2015. The drilling at the Dark Star Target area also identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The final 2015 drillhole at Dark Star was a core hole (DS15-13, which twinned RC hole DS15-11) that identified multiple significant intersection of gold mineralization approximately 500 m north of the Dark Star Main Zone. This included a lower zone that averaged 1.60 g/t Au (0.047 oz/st) over 96.96 m (318 ft) core length, and was identified as the new Dark Star North zone.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Finally, four drillholes were completed in 2015 at the North Bullion target located in the northern (Railroad) portion of the Project area. Two of three holes that reached target depth at North Bullion returned significant intercepts that expanded the known gold mineralization to the northwest. Highlight results include 3.53 g/t Au over 12.4 m within a thicker interval of 1.68 g Au/t over 74.4 m core length in hole RR13-13. The gold intercepts and strong alteration observed confirmed the west-northwest trend to the high grade lower gold zone at North Bullion.

1.2	Current Mineral Resources

1.2.1	2015 Dark Star Deposit Mineral Resource

A maiden NI 43-101 compliant mineral resource estimate was completed in 2015 for the Dark Star prospect by APEX under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., a co-author of this report, and Mr. Steven Nicholls, BA.Sc., MAIG, and Andrew Turner, B.Sc., P.Geol., all with APEX and Qualified Persons under NI 43-101 (see GSV Press Release dated March 3, 2015; Dufresne et al., 2015). The Dark Star Deposit mineral resource is located in the southeast part of the Project area approximately 3 km (2 miles) east of the Pinion Deposit. The 2015 maiden mineral resource estimate for the Dark Star Deposit comprises an Inferred Mineral Resource of 23.11 million tonnes averaging 0.51 g/t Au, for a total of 375,000 contained ounces of gold, using a lower cut-off grade of 0.14 g/t Au (Table 1.1). A sensitivity analysis of the grade and tonnage relationships at a variety of lower cut-off grades is also shown in Table 1.1. The Dark Star Inferred Mineral Resource is reported within a pit shell optimized using a gold price of US$1,250 per ounce.

Table 1.1. The 2015 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne et al., 2015)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Inferred	0.1	23.11	0.51	375,000
	0.14 **	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 1,000 ounces.

The maiden NI 43-101 Mineral Resource Estimate for the Dark Star gold deposit was based on the results of 105 RC drillholes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999. Gold Standard personnel, in conjunction with APEX personnel, have conducted a comprehensive data verification and validation program for the Dark Star drillhole database, which was assisted by a Project-wide drillhole re-logging program. The data verification program has resulted in an increased level of confidence in the geologically controlled mineralization model for Dark Star to the point where the Dark Star database was deemed suitable by APEX for resource estimation.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The 2015 Dark Star Deposit Mineral Resource was estimated using a total of 105 RC drillholes. Drilling has been completed on roughly east-west lines (sections) that range in spacing from 15 to 50 m. The Dark Star assay file comprised 9,364 analyses of variable lengths, of which 9,103 samples have been assayed for gold. Silver assays are sporadic at best and so the silver content of the deposit was not estimated. Approximately one fifth of the Dark Star sample assays (2,113 assays) are situated within the gold mineralized lodes and a statistical analysis indicates that the assays represent a single population of data. Mineralized wireframes/solids were constructed to separate the different mineralized horizons. A capping value of 3.2 g/t Au was applied to the data, which only affected 10 samples, and a subsequent analysis of capped and uncapped resource numbers indicates that the capping had little effect on the reported resource estimate.

The Dark Star Mineral Resource was estimated by the Inverse Distance squared (ID2) method within a three-dimensional mineralization envelope that was tailored to the geological model. Grade was estimated into a 15 m (X) x 15 m (Y) x 3 m (Z) block model, with sub-blocking (down to 5 m x 5 m x 1 m) to provide a better representation of lode volumes. A nominal density of 2.58 tonnes per cubic meter was applied to all mineralized blocks, which is based upon the density measurement utilized at the nearby Pinion Mineral Resource (Dufresne et al., 2014) and was confirmed with outcrop samples from Dark Star.

The Dark Star gold resource has been classified as entirely inferred. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. In the opinion of APEX Geoscience Ltd., the reported 2015 Dark Star Deposit gold resource has reasonable prospects for eventual economic extraction.

1.2.2	2016 Pinion Deposit Updated Mineral Resource

The 2016 updated NI 43-101 compliant mineral resource estimate for the Pinion Deposit was completed by APEX Geoscience Ltd. (APEX) under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. a co-author of this report and Mr. Steven Nicholls, BA.Sc., MAIG, both Qualified Persons under NI 43-101. The following is summarised from a previous Technical Report regarding the 2016 Pinion Deposit updated mineral resource estimate (Dufresne and Nicholls, 2016).

The 2016 updated mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 g/t Au, in Table 1.2 and Table 1.3 for both Indicated and Inferred resource categories for gold and silver, respectively. For reporting purpose (the highlighted resource estimates in Tables 1.2 and 1.3), APEX selected the mineral resource estimate that was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The reported 2016 Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The 2016 Pinion Deposit silver resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The 2016 Pinion inferred silver resource comprises 92.69 million tonnes averaging 4.16 g/t (Ag), representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Table 1.2. The 2014 Pinion NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne and Nicholls, 2016)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1.0	2.01	1.18	76,200
Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 100 ounces.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The 2016 updated Pinion Deposit Mineral Resource estimate was constrained within a drilled area that extends approximately 2.85 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface. The predominantly oxide gold-silver mineralization comprising the deposit was estimated within three dimensional solids that were created from cross-sectional lode interpretation with the upper contact cut by the topographic surface. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drillholes, with an average drillhole spacing of 20 m for the Main and North Zones and 80 m for the surrounding mineralized area. A total of 11,166 samples were flagged within the interpreted mineralized lodes yielding a total of 5,756 gold and 3,511 silver composite samples at a length of 3.05 m (10 feet). No capping of the gold dataset was required (no significant outlier assay results). A total of six high grade silver composites were capped to 65 g/t Ag. Grade estimation for gold and silver was completed using the Inverse Distance squared (ID2) methodology applied to a 10 m (X) by 10 m (Y) by 3 m (Z) block model (with sub-blocking down to 5 m x 5m x 1 m). A total of 171 density measurements made during 2014 on diamond drill core samples were used to establish an average nominal density of 2.58 kg/m3 for mineralization hosted in the main multilithic collapse breccia unit.

The 2016 updated Pinion Deposit gold resource estimate has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 1.2). The 2016 updated Pinion Deposit silver resource estimate has been classified entirely as an Inferred Mineral Resource (Table 1.3). The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. In the opinion of APEX Geoscience Ltd., the reported 2016 Pinion Deposit gold and silver resources have reasonable prospects for eventual economic extraction.

Table 1.3. The 2014 Pinion NI 43-101 inferred mineral resource estimates for silver at various gold cut-off grades (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Inferred	0.1	93.01	4.15	12,422,800
	0.14**	92.69	4.16	12,401,600
	0.17	91.85	4.18	12,349,800
	0.2	90.40	4.22	12,255,800
	0.3	80.36	4.42	11,424,300
	0.4	65.50	4.72	9,946,000
	0.5	50.13	5.09	8,200,100
	0.6	35.99	5.21	6,030,700
	0.7	24.45	5.24	4,120,500
	0.8	15.47	5.08	2,527,100
	0.9	9.12	4.88	1,429,500
	1.0	5.59	4.65	836,600

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* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as indicated or measured mineral resources, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 100 ounces.

1.3	2016 Railroad-Pinion Project Drill Program

Drilling conducted in 2016 by Gold Standard for the Railroad–Pinion Project focused primarily on the Dark Star Deposit and its surrounding area. Drilling was also conducted at the Pinion Deposit and in the Railroad Project area. The 2016 drill program comprised 84 Reverse Circulation (RC), core and combination drillholes (RC with specific cored intervals) that totalled 36,175.8 m (118,687 ft). The 2016 drill program resulted in new gold discoveries:

•	significant gold intersections were achieved at the North Bullion prospect that extended the known zone of mineralization to the north and northwest;

•	significant gold intersections were achieved at a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;

•	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and

•	significant gold intersections were achieved at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Deposit. Geological modelling and resource estimation is currently underway for the combined Dark Star Deposit (Dark Star Main and North zones).

The following is a summary of the key results from the 2016 Railroad–Pinion Project drill program.

1.3.1	Railroad Project Area

In 2016, Gold Standard completed a total of 19 RC and RC/core combination drillholes at the Railroad portion of the Project that totaled 10,272.1 m (33,701 ft). Significant time and cost savings were achieved by collaring all drillholes with RC drilling prior to switching to core drilling to test the target zones. The 2016 Railroad area drill program included step-out drilling and the testing of new targets at the Bald Mountain, North Bullion and Cherry Springs areas.

Samples collected from the drillholes completed within the Cherry Springs Target area did not return any significant gold assays.

Samples collected from drillholes completed in the Bald Mountain Target area returned anomalous gold and base metal assays that include:

•	a 4.57 m (15.0 ft) core length interval of 38.77 g/t Ag from drillhole RRB16-03;

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

•	a 25.9 m (85.0 ft) core interval of 0.67 g/t Au (0.02 oz/st) that includes a 7.6 m (25.0 ft) interval of 1.67 g/t Au (0.049 oz/st) and includes a 19.81 m (65.0 ft) interval of 50 g/t Ag (1.46 oz/st), 0.122% Cu, 0.044% Mo and 0.17% Pb from drillhole RRB16-04.

The 2016 drilling at the North Bullion prospect extended mineralization some 180 m to the north from previous drill intersections. In fact, with the results achieved in drillholes RR16-01 and RR16-05, the North Bullion zone was extended to the north and northwest. The 2016 North Bullion Target drilling highlights include:

•	a 65.6 m (215 ft) core length interval of 3.17 g/t Au (0.092 oz/st) that includes a 8.5 m (28.0 ft) interval of 11.16 g/t Au (0.325 oz/st) from drillhole RR16-01;

•	a 19.8 m (65.0 ft) core length interval of 4.4 g/t Au (0.128 oz/st) that includes a 5.3 m (7.02 ft) interval of 7.02 g/t Au (0.204 oz/st) from drillhole RR16-05.

1.3.2	Pinion Deposit Area

Gold Standard completed 25 drillholes in the Pinion Deposit area in 2016 totalling 8,053.7 m (26,423.0 ft). Drilling at the Pinion Deposit was designed to extend known zones of gold mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing (“met holes”) and included several holes that were intended to not only test the top of the Devonian geological contact but also other units within the Devonian stratigraphy. The 2016 Pinion drilling resulted in several significant gold intersections, defined as averaging greater than the 0.14 g/t gold cut-off grade that was used previously to define the Pinion Mineral Resource (Dufresne and Nicholls, 2016), in the West-southwest Pinion Deposit area. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

The 2016 program included two drillholes (PIN16-11 and 12) that were completed west of the Pinion Deposit area in order test recently generated geophysical (+/- geochemical) anomalies and to test for potential near-surface repetitions of the prospective Devils Gate Formation stratigraphy. Samples collected from hole PIN16-11 northwest of main Pinion Deposit area did not return any significant gold assays. Samples collected from hole PIN16-12 completed at the Irene Target area returned a single anomalous 6.1 m (20 ft) drillhole interval that assayed 0.16 g/t Au (0.005 oz/st).

Samples collected from the two drillholes completed in Pinion Deposit’s North Zone returned several significant gold intersections, as defined above and include:

•	a 43.6 m (142.9 ft) core length interval of 0.5 g/t Au (0.015 oz/st) that includes a 2.5 m (8.3 ft) interval of 2.01 g/t Au (0.058 oz/st) from drillhole PIN16-01; and

•	a 49.7 m (163 ft) core length interval of 0.96 g/t Au (0.028 oz/st) that includes a 15.4 m (50.5 ft) interval of 1.39 g/t Au (0.041 oz/st) and a 4.6 m (15 ft) interval of 2.05 g/t Au (0.06 oz/st) from drillhole PIN16-04.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

•	These holes were drilled with PQ core and were completed in order to recover material for metallurgical testing.

A total of 10 holes were completed at the Pinion Main Zone and along the west edge of the Pinion Main Zone. Highlights from 2016 drilling in the Pinion Main Zone include a 23.3 m (76.3 ft) core length interval of 0.79 g/t Au (0.023 oz/st), including a 7.6 m (24.8 ft) interval of 1.15 g/t Au (0.034 oz/st) in hole PIN16-05A and a 27.7 m (90.9 ft) core length interval of 0.42 g/t Au (0.012 oz/st) in hole PIN16-07. These two holes were drilled with PQ core in order to recover additional material for metallurgical testing. Samples from these holes, and two previously drilled holes from the Main Zone, as well as material from the 2016 and two previous holes from the Pinion North Zone, have been sent to Kappes, Cassiday & Associates in Reno, NV for column leach testing.

Finally, additional significant gold intersections were achieved in a number of holes along the west and southwest edge of the Pinion Deposit including an interval of 0.43 g/t Au (0.013 oz/st) over 28.96 m (95 ft) drillhole length in hole PIN16-02, and a 7.6 m (25 ft) drillhole interval of 1 g/t Au (0.029 oz/st) that includes a 3.1 m (10 ft) drill hole interval of 1.58 g/t Au (0.046 oz/st) in drillhole PIN16-03. This drilling was successful in extending the extent of mineralization along the west and southwest edge of the Pinion Deposit some 120 to150 m from previous intersections.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates in Reno, NV on drilling samples from the Pinion Deposit (see GSV Press Release dated July 12, 2016). The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas was collected from large diameter (PQ) core drillholes completed during 2016 that have been sent to Kappes Cassiday & Associates in Reno, NV for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

1.3.3	Dark Star Deposit Area

Gold Standard completed 40 drillholes in the Dark Star Deposit area in 2016 that totaled 17,850.0 m (58,563.0 ft). The 2016 Dark Star drilling tested the Dark Star Main Zone, the Dark Star North target and other target areas to the south along the Dark Star Corridor (DSC). Drilling at the Dark Star Main Zone was designed to extend zones of known mineralization to the west and northwest and to provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the Dark Star North target area and to the south along the DSC was designed to test around the initial Dark Star North discovery holes including the core intersection achieved in hole DS15-13 (15.4 m of 1.85 g Au/t and 97.0 m of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

A number of additional mineralized intersections were achieved in drillholes completed at the Dark Star Deposit area and the known zone of mineralization was extended to the west and northwest (holes DS16-07, 19, 26 and 38). The most significant highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Dark Star Deposit into the new Dark Star North area. Additional results from the 2016 drill program highlighted the gold potential of the entire Dark Star Structural Corridor.

Three drillholes (DS16-17, 18 and 20) were completed in the heart of the Dark Star Main Zone and were intended to provide infill results as well as metallurgical sample material. Significant gold intersections were achieved in all three holes typified by hole DS16-18, a PQ-size metallurgical core hole, which returned an intersection of 72.9 m core length of 1.07 g/t Au (0.031 oz/st), in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section. Material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

Drillholes DS16-10, 26 and 38 were successful in expanding the known extents of the Dark Star Main Zone of mineralization 100m to the west. Drillholes DS16-07 and 19 were successful in extending the Dark Star Main Zone 200m to the northwest. These holes include:

•	a 47.3 m (155.0 ft) drillhole interval of 0.64 g/t Au (0.019 oz/st) that includes a 7.6 m (25.0 ft) drillhole interval of 1.22 g/t Au (0.036 oz/st) in hole DS16-10 (west extension);

•	a 38.1 m (125.0 ft) drillhole interval of 0.56 g/t Au (0.016 oz/st) in hole DS16-07 (northwest extension); and

•	an upper zone of 38.1 m (125.0 ft) core length of 0.73 g/t Au (0.021 oz/st), a middle zone of 31.6 m (103.5 ft) core length of 0.49 g/t Au (0.014 oz/st), and a lower zone of 52.1 m (171.0 ft) core length of 1.04 g/t Au (0.030 oz/st), that includes a 15.9 m (52.0 ft) interval of 2.0 g/t Au (0.058 oz/st) in hole DS16-26 (northwest extension).

The following are some of the drilling highlights achieved during the 2016 Dark Star drill program at the new Dar Star North Zone of mineralization. Intersections achieved in holes DS16-31 and 33 indicate a connection between the Dark Star Main Zone and the new Dark Star North Zone. As a result of the 2016 Dark Star drill program, additional drill testing of the deposit area is warranted as mineralization remains open in several directions. Additionally, geological modelling and resource estimation is currently underway, which is intended to update the current Dark Star Mineral Resource (Dufresne et al, 2015) with the addition of the 2015 and 2016 drill results. The 2016 Dark Star North zone drill program includes:

•	a 101.2 m (332 ft) core length interval of 1.5 g/t Au (0.043 oz/st) that includes a 32.3 m (106.0 ft) interval of 2.87 g/t Au (0.083 oz/st) in hole DS16-03B;

•	a 126.2 m (414 ft) core length interval of 3.95 g/t Au (0.115 oz/st) that includes a 44.0 m (144.4 ft) interval of 4.7 g/t Au (0.137 oz/st) in hole DS16-08;

•	a 56.2 m (184.3 ft) core length interval of 1.83 g/t Au (0.053 oz/st) that includes a 5.8 m (19.0 ft) interval of 2.74 g/t Au (0.08 oz/st) in hole DS16-21;

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

•	a 97.3 m (319 ft) core length interval of 3.16 g/t Au (0.092 oz/st) that includes a 12.5 m (41 ft) interval of 6.09 g/t Au (0.178 oz/st) in hole DS16-24; and

•	a 47.6 m (156.0 ft) interval of 0.49 g/t Au (0.014 oz/st) that includes a 4.9 m (16.0 ft) interval of 1.0 g/t Au (0.029 oz/st) in hole DS16-33.

Finally, the 2016 Dark Star drill program highlighted the gold potential of the entire Dark Star Corridor (DSC), which is +4 mile (+6 km) long north-south structural zone that has been defined by mapping and geophysics extending from Dark Star North, through the Dark Star Deposit (Main Zone) and the Dark Star South target area down to the Dixie Creek Target at the south end of the Property. Gold Standard completed a total of six drillholes south of the Dark Star Main Zone along the DSC towards the Dixie Creek Target. Samples collected from the 2016 drillholes completed in the DSC area returned a single anomalous 4.6 m (15 ft) drillhole interval of 0.4 g/t Au (0.012 oz/st) from hole DS16-11.

1.4	Other Railroad–Pinion Project Prospects

Based upon a review of available historical information and recent data from the on-going exploration work by GSV at other prospect areas throughout the Railroad–Pinion Project area, the authors conclude:

Sixteen target areas have been identified by Gold Standard for additional exploration at the Railroad portion of the Project area (Koehler et al., 2014). The targets are focused on gold, but also include silver, copper, lead and zinc. Nine of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

•	Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modelling of the deposit and preliminary work towards a mineral resource estimate. Further work, including additional drilling and metallurgical work, may be required prior to completing a maiden resource estimate for North Bullion.

•	Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results from 2013 to 2016 indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Sylvania (Central Bullion) Target. Prior drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

•	Initial drill results along the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. The North Bullion deposit and the Pinion deposit occur in the immediate footwall of the Bullion Fault. However, much of the +5 mile-long strike of the Bullion Fault Corridor remains untested by drilling. Additional drilling is warranted.

•	Further exploration, including fieldwork and drilling, is warranted at other targets in the Pinion portion of the Project area including the Dixie Creek area as well as at the Ski Track Graben trend which includes Papoose Canyon, Papoose Canyon North and JR Buttes.

•	Additional drilling is warranted along strike to the north and south of the Dark Star Deposit along the recently identified Dark Star Structural Corridor.

1.5	Recommendations

Gold Standard’s Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas. Exploration over the last three years has resulted in the identification of significant maiden NI 43-101 mineral resource estimates for gold at the Pinion and Dark Star deposits. Historic work and exploration conducted by Gold Standard since 2010 has identified several other significant zones of gold and base metal mineralization within the Railroad–Pinion Project that warrant further exploration.

The combined Railroad–Pinion Project was the subject of recent Technical Reports (Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016) in which detailed recommendations were outlined for both the Railroad and Pinion portions of the Project area. Recent work completed at the Railroad–Pinion Project by GSV has been focused on the Pinion and Dark Star deposits and thus the recommendations made in Koehler et al. (2014), Turner et al. (2015) and Dufresne and Koehler (2016) pertaining to the Railroad target areas remain valid. This report describes initial NI 43-101 compliant Mineral Resource Estimates for the Pinion and Dark Star deposits, a recent updated Mineral Resource Estimate for the Pinion Deposit along with follow-up drilling during 2016 at the Pinion, Dark Star and North Bullion deposit areas. Further aggressive exploration, including drilling is warranted at Pinion and Dark Star aimed at expanding and improving the confidence in the existing mineral resources. Prior exploration by GSV from 2010 to late 2015 identified a number of targets at the Railroad portion of the Project that warrant follow-up exploration including drilling. The following section discusses recommendations for future work specific to the entire Project area.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Based upon the results to date, the authors recommend an aggressive exploration program for the Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling along with continued metallurgical test work at both Pinion and Dark Star. With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database for the Pinion Project area and to cover potential strike extensions of the mineralization to the south, and southeast at Pinion along with better geochemical coverage of the Dark Star to Dixie Creek area. Additional geophysical surveying including gravity, CSAMT and seismic surveys for the deposit areas and project area is strongly recommended to provide data to assist the targeting of infill, step-out and exploration drilling. Continued surface and subsurface geological mapping and rock sampling is recommended to aid in refining the geological model for the Pinion Deposit area that has been developed largely from sub-surface drillhole information. Exploration and some infill confirmation drilling are required at Dark Star Main Zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. Resource updates and a Preliminary Economic Assessment (PEA), that includes both Pinion and Dark Star, is warranted and both are currently in progress. In addition, the 2014 - 2015 fieldwork and prior exploration have identified a number of exploration targets outside of the Pinion and Dark Star deposit areas that warrant future exploration drill testing. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the Ski Track trend (the JR Butte-Papoose trend) located west of the Pinion Deposit and the Dark Star to Dixie trend.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Sylvania (Central Bullion) target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at North Bullion.

With respect to drilling, the authors recommend a significant drill program intended to a) drill test targets along strike and down dip for additional zones of mineralization and extensions to existing zones at Dark Star, Pinion and North Bullion, b) infill the current oxide resource areas at Pinion and Dark Starand, c) aggressive exploration drilling on new or previously undrilled targets. Specifically, a Phase 1 follow-up drill program is recommended that would comprise primarily RC drilling but would also include some core drilling, particularly at Dark Star, in order to confirm and expand the evolving geological and mineralization model for the Dark Star, Pinion and North Bullion areas. Step-out drilling is recommended along strike of the current resource areas at Dark Star and Pinion. Step-out drilling using cost-effective RC pre-collars, with core tail completions through the target zones, are recommended at North Bullion. Exploration drilling is also recommended for several previously untested geochemical and geophysical anomalies in proximity to the current Pinion and Dark Star resource areas. A Phase 2 exploration focused drilling program is also recommended in order to step-out from Pinion and Dark Star and identify further near surface oxide resources at targets such as Dark Star North, DSC, West Dark Star, Sentinel, the Ski Track trend (Papoose Canyon, Papoose Canyon North, JR Buttes) and other prospects.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The budget presented below in Table 1.4 is intended to summarize estimated costs for completing the recommended work program described above for the entire Railroad–Pinion Project area. The authors recommend a total of 48,800 m (160,100 feet) of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star deposit areas and at a variety of other targets across Gold Standard’s Railroad–Pinion Project area for a total cost of US$11,086,500. Other recommended property-wide activities include geological mapping, geochemical sampling, ground geophysical surveys, and further metallurgical test work along with geological modelling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a PEA. The estimated cost to conduct these studies is US$4,897,000 which includes approximately US$905,000 in property maintenance payments in 2017. The recommended drilling and other geological, geophysical, engineering and environmental studies, along with a contingency of 7%, yields an overall budget to complete the recommended work of US$17,102,500 (Table 1.4).

It is the opinion of the authors of this Technical Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

Table 1.4. Railroad–Pinion recommended exploration plan and budget.*

Drilling
Target Area (Type)	Cost/ft (All-in)	Cost/m (approx.)	Quantity (ft)	Quantity (m)	Cost
North Bullion Area (RC)	$70/ft	$230/m	13,000	3,960	$910,000
North Bullion Area (core)	$120/ft	$394/m	9,000	2,750	$1,080,000
Bald Mountain, Steve’s Camp and Sylvania (RC)	$54/ft	$177/m	15,000	4,570	$810,000
Sentinel Breccia (RC)	$73/ft	$240/m	12,000	3,660	$876,000
Sentinel Breccia (core)	$147/ft	$482/m	600	180	$88,200
North and West Dark Star (RC)	$57/ft	$187/m	36,000	10,965	$2,052,000
North and West Dark Star (core)	$104/ft	$341/m	5,000	1,525	$520,000
Dark Star Corridor (RC)	$57/ft	$187/m	37,500	11,420	$2,137,500
Ski Track (RC)	$59/ft	$194/m	20,000	6,100	$1,180,000
Pinion Met. (core)	$129/ft	$423/m	8,800	2,700	$1,135,200
Dark Star Met. (core)	$93/ft	$305/m	3,200	970	$297,600
Drilling Subtotal			160,100	48,799	$11,086,500

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Property Wide Activities
Activity Type	Cost
Geological Mapping & Consulting	$42,000
CSAMT Surveying	$145,000
Gravity Surveying	$160,000
Seismic Surveying	$120,000
Geochemical Sampling	$450,000
Metallurgical Testwork	$1,030,000
PEA (Study and Report)	$175,000
Resource Modeling & Scoping Studies	$240,000
Bonding / Environmental	$775,000
Earthwork / Reclamation	$815,000
Database Management	$40,000
Property Maintenance	$905,000
Property Wide Activities Subtotal	$4,897,000
Contingency (7%)	$1,119,000
Grand Total	$17,102,500
*All costs are in US Dollars.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

2	Introduction

2.1	General

Gold Standard Ventures Corp. (Gold Standard, “GSV” or the “Company”) is a Vancouver-based mineral exploration Company, listed on the Toronto Venture Exchange (TSX.V: GSV) and on the New York Stock Exchange (NYSE MKT:GSV). The Company controls a significant and largely contiguous land position of approximately 35,669 gross acres (14,434 gross hectares) in Elko County, Nevada (“NV”) referred to as the Railroad and Pinion Projects displayed on Figure 2.1 (“Railroad”, “Pinion” or the “Project”). This report summarizes recent work completed by GSV at the Railroad-Pinion Project and is intended as an update to the last Technical Report completed for the Project (Dufresne and Koehler, 2016), which had an effective date of March 30, 2016.

The Railroad-Pinion Project is being explored on an ongoing basis by GSV through systematic geological model-driven and aggressive exploration programs, which include geological mapping, geochemical and geophysical surveying and drilling. This Technical Report is intended as an update to previous comprehensive Technical Reports completed on the Project including reports by Hunsaker (2010 and 2012a,b), Shaddrick (2012), Koehler et al. (2014), Dufresne et al. (2014) and, the most recently completed reports by Turner et al. (2015), Dufresne et al. (2015), Dufresne and Nicholls (2016) and Dufresne and Koehler (2016), which are available for download on SEDAR (www.sedar.com).

The Railroad-Pinion Project is considered to be an intermediate to advanced stage exploration project with a favourable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend. The Carlin Trend contains more than 40 gold deposits, which have produced in excess of 80 million ounces of gold to date (Muntean, 2014). Since the date of the last Technical Report written for the Project (Dufresne and Koehler, 2016), a significant drilling program has been conducted focused Pinion, Dark Star, Bald Mountain and North Bullion. Exploration results throughout the Project area continue to demonstrate significant mineral potential and work designed to expand the current mineral resources and identify new zones of mineralization is ongoing.

2.2	Terms of Reference

This Technical Report is an update of the most recent Technical Report prepared for the Project (Dufresne and Koehler, 2016) and summarizes exploration activities during the last year. Gold Standard has been actively exploring the Railroad portion of the Property, primarily for precious metals, since its acquisition in 2010. Gold Standard has been actively exploring the Pinion portion of the Property, including the Dark Star area, for precious metals since its acquisition in 2014 (Turner et al., 2015). Two of the co-authors of this report, Mr. Steven Koehler, B.Sc., CPG and a Qualified Person for GSV, along with Mr. Mac Jackson, M.Sc., CPG, a Qualified Person and Vice President of Exploration for GSV have conducted extensive work and visited the Project on a continuous basis from March 2012 through March 2017.

Effective Date: March 17, 2017	17

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 2.1. Project location map.

560000
600000
4520000
4480000
Carlin Gold Mine
Carlin Trend
Carlin Trend
INDEPENDENCE MOUNTAINS
ADOBE RANGE
Elko
Spring Creek
Gold Quarry/Tusc/Mac
Carlin
PINON MOUNTAINS
Palisade
Harney
Rain Mine
Emigrant Mine
Lee
North Bullion
8693 ft
Pinion
Dark Star
Pony Creek Project
Oregon
Idaho
Wyoming
Nevada
Utah
California
Arizona
N

Legend

- GSV Mineralized Zones
- Gold Mines
- Adjacent Project
- Cities

Nevada Roads

- Secondary Roads
- State Highway
- Federal Interstate

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Property Location

1:500,000

0 — 20 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

Effective Date: March 17, 2017	18

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The exploration data utilized and discussed in this report was obtained from GSV in paper and digital format. This included all previous technical reports, exploration data and all modern and historical surface exploration and drilling data. These and other sources of information are reviewed in section 6 and listed in the reference section 19.

The other co-author of this report, Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. is an independent geologist and principal with APEX Geoscience Ltd. (APEX) and is a Qualified Person. APEX was initially retained in early 2013 by Scorpio Gold Corporation (Scorpio), the previous owners of a portion of the Pinion Project area, and was subsequently retained by GSV following its acquisition of Scorpio’s interest in the Pinion Project. Mr. Dufresne co-authored the most recent complete project Technical Report on the Property with Mr. Koehler (Dufresne and Koehler, 2016). Mr. Dufresne visited the Pinion Project in April and October of 2014 and was the lead author of a Technical Report documenting a maiden Mineral Resource Estimate for the Pinion gold deposit in the fall of 2014 (Dufresne et al., 2014) and the subsequent recent Mineral Resource Update (Dufresne and Nicholls, 2016). Mr. Dufresne conducted several recent additional site visits from May 31 to June 4, 2015 and August 30 to September 2, 2015. Mr. Dufresne has reviewed historical data and reports and has made contributions to, supervised the preparation of, and is responsible for all aspects and sections of this report.

The Technical Report is a compilation of proprietary and publicly available information. The authors, in writing this Report, used sources of information from previous explorers, which appear to have been completed in a manner consistent with normal exploration practices. Hence, they have no reason not to rely on such historic data and information as listed in the ‘References’ section, based upon the exploration conducted by Gold Standard to date and the property visits by the authors. A large portion of the background information for prior exploration and geology comes from work performed on and in the vicinity of the property by a number of companies and detailed by Hunsaker (2010, 2012a,b), Shaddrick (2012), Koehler et al. (2014),Turner et al. (2015), Dufresne and Koehler (2016). The supporting documents, which were used as background information are referenced in the ‘History’, ‘Geological Setting and Mineralization’, ‘Deposit Types’, ‘Adjacent Properties’ and ‘References’ sections. The authors, based upon their property visits and work performed on the property to date, believe that work performed by others described in prior reports and listed in the References section are substantially accurate and complete.

2.3	Units of Measure

Units of measure and imperial to metric conversions used throughout this report are provided in Appendix 1. Assay and analytical results for precious metals are quoted in parts per million (“ppm”), parts per billion (“ppb”), ounces per ton (“opt”), or ounces gold per short ton (“oz Au/st”), where “ounces” refers to “troy ounces” and “ton” means “short ton”, which is equivalent to 2,000 lbs. Where ppm (also commonly referred to as grams per metric tonne [g/t]) have been converted to opt (or oz/t), a conversion factor of 0.029166 (or 34.2857) was used. Assay and analytical results for base metals are reported in percent (“%”). Temperature readings are reported in degrees Fahrenheit (°F). Lengths are quoted in feet (“ft”), kilometers (“km”), meters (“m”) or millimeters (“mm”). All currency descriptions in this document are reported in United States dollars (USD).

Effective Date: March 17, 2017	19

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

3	Reliance on Other Experts

This Technical Report incorporates and relies on contributions with respect to the details of the surface and subsurface mineral ownership as well as permitting and environmental status from other experts including staff or subcontractors in the employ of Gold Standard. Details of the surface ownership and subsurface mineral ownership have been summarized by Mr. Greg Ekins, who is an independent registered professional landman (RPL#32306) and president of GIS Land Services in Reno, Nevada. Mr. Ekins assisted with the preparation of the summary land description in Appendix 2 and property maps for this report. Mr. Ekins and Gold Standard have relied upon ongoing and recent title opinions prepared by Mr. Jeff Faillers of the law firm Harris & Thompson in Reno, Nevada and Ms. Tracy Guinand an independent registered professional landman of Tracy Guinand Land, LLC, of Reno, Nevada. The opinions provided on surface ownership and subsurface mineral ownership along with royalty information are current as of the effective date of this report.

Gold Standard’s former (Mr. Neil Whitmer) and current (Ms. Teresa Conner), Manager of Lands, Environmental and Permitting, in conjunction with Mr. Walter Martin of JBR Environmental Consultants Inc., of Elko, Nevada, have assisted with and have provided much of the background information for section 4.3 “Environmental Liabilities and Permits”.

4	Property Description and Location

4.1	Description and Location

The Railroad–Pinion Project straddles the Piñon mountain range in the Railroad Mining District at the southeast end of the Carlin Trend, which is a northwest-southeast trending belt of prolific gold endowment in northern Nevada (Figure 2.1). The company has effective control of the mineral rights for 35,669 gross acres (14,434 gross hectares) and, with partial interests taken into consideration, 32,523 net acres (13,161 net hectares) of land in Elko County, Nevada. Specifically, within Elko County, the Project is located within; sections 1 to 4, 10, 11, 15, 16, 20 and 23 in Township 29N, Range 53E; section 12 in Township 30N, Range 52E; sections 1 to 10, 13 to 29, 31 and 33 to 36 in Township 30N, Range 53E; sections 24 and 36 in Township 31N, Range 52E; and sections 8, 10, 14 to 22 and 26 to 35 in Township 31N, Range 53E, as shown in Figure 4.1.

Gold Standard owns, or otherwise controls, fully (100%) the subsurface mineral rights on a total of 18,786 acres (7,602 hectares) of land held as patented and unpatented mineral lodes (claims) within the Railroad–Pinion Project Area (as shown in Figure 4.1 and detailed in Appendix 2). Also included in the project area is a total of 16,883 gross acres (6,832 gross hectares) of private lands on which Gold Standard’s ownership of the subsurface mineral rights varies from 49.2% to 100%, which yields a net position of 13,737 gross acres (5,559 gross hectares). The mineral rights for these private lands are secured through a variety of contractual agreements, including ‘Surface Use Agreement with Conditional Purchase Option’, ‘Mining Lease and Agreement’, and ‘Mineral Lease Agreement’ contracts (Figure 4.1). The details of these contracts are beyond the scope of this report, however, further information on these contracts is provided in the most recent GSV Annual Information Form (Gold Standard Ventures Corp., 2016d) and can be provided by the Company. The Company is pursuing the minority interest for a number of parcels where they hold less than a 100% interest.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Patented claims, private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by the County. The estimated holding cost for the Patented claims and private lands controlled by Gold Standard is US$704,110.75 per annum. Unpatented lode mining claims grant the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. The mineral right is maintained by paying a maintenance fee of $155 per claim to the Department of Interior, Bureau of Land Management (“BLM”) prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 annually along with a filing fee of $12.00 per claim plus a $4.00 fee document charge. The 2016 filing is complete. Gold Standard’s estimated maintenance cost for their current package of unpatented lode claims is US$193,764.00 per annum. Thus, the total cost for maintaining the current Property is US$897,874.75.

Gold Standard controls sufficient ground and has sufficient permitting to access the project and continue future exploration programs. Details with respect to permitting are provided in section 4.3 “Environmental Liabilities and Permitting”. As of the effective date of this report no significant factors or risks were found which would limit GSV’s right or ability to perform work on the property.

It should be noted that the figures in this section of the Technical Report show the actual detailed boundary of Gold Standard’s Railroad-Pinion Property. In subsequent sections of this report simplified “Project” boundaries are used to illustrate the extents of what is referred to as the ‘Railroad Project area’, which roughly equates to the northern half of the Property, and the ‘Pinion Project area’, which roughly equates to the southern half of the Property. The reader is cautioned that these simplified Project boundaries represent ‘areas of interest’ and include some parcels of land for which GSV does not currently possess any mineral rights. Thus, the Project boundaries are not to be confused with the actual Property boundary, as illustrated in Figure 4.1. All of the exploration work described in this report was completed within the Property boundary.

4.2	Royalties and Agreements

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (NSR or GSR) agreements or Net Profit Interest (NPI) agreements. A summary of the currently active NSR and NPI encumbrances for the Railroad-Pinion Project are provided on Figures 4.2 and 4.3.

Gold Standard holds its subsurface mineral interests subject to certain production royalties, with various buy down provisions as follows:

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 4.1. Property map for the Railroad–Pinion Project.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
N
Legend
GSV Targets
Railroad-Pinion Property Boundary
Townships
Sections
GSV Mineral Claims
Patent Lodes
100% Mineral Interest
99.2% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Subsurface Mineral Interests
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Effective Date: March 17, 2017	22

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

•	1% NSR to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the Project acquired by statutory plan of arrangement.

•	1.5% Mineral Production Royalty to Kennecott Holdings Corporation on claims noted as the Selco Group.

•	5% NSR to the owners of the undivided private mineral interests.

•	Gold Standard owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements. Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a five-percent (5%) net smelter return (NSR) royalty owed to the lessors of the leased property.

•	Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard. The TC claims are subject to the following royalties: (1) an unknown/unspecified NSR owed to "GSI, Inc., of Virginia"; and (2) a two-percent (2%) NSR owed to Waterton Global Value LP.

•	1% NSR to Aladdin Sweepstake Consolidated Mining Company on the portion of the Project acquired by statutory plan of arrangement, specifically the PIN#1 to PIN#12 lode mining claims.

•	4% NSR to Allied Nevada for mining claims recently acquired by GSV in Sections 34 and 36, Township 30N, Range 53E, and Sections 2 and 4, Township 29, Range 53E.

•	3% NSR to Peter Maciulaitis for certain mining claims in Sections 24 and 26, Township 30N, Range 53E.

•	A 3% NSR (relative to mineral interest) to Linda Zunino and Tony Zunino, Trustees of the Delert J. Zunino and Linda Zunino Family Trusts dated October 11, 1994, and a 3% NSR (relative to mineral interest) to John C. Carpenter and Roaseann Carpenter, husband and wife, on Section 23, Township 29N, Range 53E.

•	A 3% NSR to Nevada Sunrise LLC on the fourteen (14) WMH claims situated in Sections 1, 2, 3, and 11, Township 29N, Range 53E.

There is no current mineral production at the Project.

The following information summarizing the terms of the Company’s acquisition of the Pinion portion of the Project from Scorpio Gold Corporation in 2014 is taken from Gold Standard’s press release dated March 5, 2014:

“Upfront consideration for the Acquisition consisted of CDN$6.0 million in cash, paid from the net proceeds of the Company’s approximately CDN$11 million marketed private placement closed yesterday and the issuance to Scorpio of 5,500,000 common shares of Gold Standard. The share consideration is subject to an orderly sale agreement and requires Scorpio to vote its Gold Standard shares as recommended by management for a period of two years. In addition, Scorpio is to receive a cash payment of CDN$2.5 million one year from closing (secured by Pinion) and if a NI 43-101 compliant resource at Pinion exceeds 1 million ounces of gold, Gold Standard will issue Scorpio a further 1,250,000 common shares.

Effective Date: March 17, 2017	23

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 4.2. Property map summarizing the Railroad-Pinion Net Smelter Royalty (NSR) encumbrances.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
N
Legend
GSV Targets
Townships
Sections
Railroad-Pinion Property Boundary
Project Areas
Railroad Project
Pinion Project
Net Smetler Royalty
0% on 100%
0% on 49.2% or 50%
2% on 100%
3% to 4% on 100%
3% on 49.2% or 50%
5% on 100%
5% on 99.2%
5% on 49.2% or 50%
2% plus an unspecified royalty
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Net Smelter Royalty Encumbrances
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

Effective Date: March 17, 2017	24

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 4.3. Property map summarizing the Railroad-Pinion Net Profit Royalty (NPR) encumbrances.

580000
590000
4490000
4480000
4470000
N
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie

Legend

- ★ GSV Targets
- Railroad-Pinion Property Boundary
- Mineralized Zones
- Townships
- Sections

Net Profit Royalty Encumbrances

- 5% NPI on 50% not to exceed 2.5% NPI on 100%
- Unspecified NPI royalty

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Net Profit Royalty Encumbrances

1:175,000

0 — 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB — March, 2017

Effective Date: March 17, 2017	25

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Additional cash consideration ranging from CDN$1.5 million to CDN$3.0 million will be payable to Scorpio if Gold Standard enters into a transaction whereby it sells a significant portion of the shares or assets of the Company while it holds its interest in the Pinion property for consideration exceeding CDN$100.0 million. All securities of the Company issued in connection with the Acquisition are subject to a hold period in Canada of four months and one day from the date of issuance as well as applicable trading restrictions in the United States.”

All required cash payments and common share issuances have been completed as of the effective date of this Technical Report.

The following information summarizes the Company’s acquisition of additional mineral rights for lands at and adjacent to the Dark Star Deposit that lie within, but were previously excluded from, the Pinion Project area (Gold Standard’s press release dated December 11, 2014):

“The Company has entered into separate option-to-purchase agreements with Allied Nevada Gold Corp., private mineral interest owners, and a private third party claimholder to acquire effective ownership and control of two additional gold occurrences in close proximity to the Pinion Deposit.

The agreements result in the acquisition of 866 net hectares (2,140 net acres) at the southern end of the Railroad–Pinion Project area (Figure 4.1 and see map at http://goldstandardv.com/dark-star-prospect/). The Allied agreement area includes 100% control of the Dixie Creek Prospect. The third party claims agreement fills two small gaps in Sections 24 and 26 which were not previously controlled by the Company. The lease amendments increases the Company’s mineral interest control in Sections 23 and 25, strategically important sections containing the Dark Star gold deposit, from 50% to an approximate 98.49%. The recently acquired third party claims add to the interior land holdings of the Dark Star Prospect (Figure 4.1 and see map at http://goldstandardv.com/dark-star-prospect/).”

4.3	Environmental Liabilities and Permits

A twelve (12) square mile exploration Environmental Assessment (EA) (“the South Railroad Exploration EA”) covering several target areas, including the Pinion and Dark Star resource areas, was submitted to the Bureau of Land Management (BLM) in December 2016. The EA is pending BLM approval, with approval expected during the 2nd quarter of 2017.

Gold Standard Ventures has drafted a Historic Properties Treatment Plan (HPTP) for archaeological sites within the Railroad Exploration Project Plan of Operations. The draft HPTP is currently being evaluated by the BLM.

The following section discusses land use permitting and other regulatory information specific to the Railroad-Pinion Project.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

4.3.1	Railroad Plan of Operations

The Company states that the Plan of Operations (“PoO”) for the Railroad Project has been approved by the BLM (Figure 4.4). The approved PoO covers 3,169 acres (2,620 acres of public land and 549 acres of private land; a total of 1,282 ha with 1,060 ha of public land and 222 ha of private land) located in sections 28, 32, 33, and 34, Township 31N, Range 53E and portions of section 3, and most of section 4 in Township 30N, Range 53E (Figure 4.4). Within the area of the PoO, exploration-related disturbance and reclamation bonding can be conducted in two phases of up to 50 acres in phase I and an additional 150 acres in phase II. The Company has posted a reclamation bond of US$211,685.

The Company states that they have obtained a PoO for the Pinion Project. The PoO allows up to 17.16 acres of disturbance located in portions of sections 22 and 27, Township 30N, Range 53E (Figure 4.4). This PoO provides access to multiple key exploration targets Gold Standard intends to pursue within the Pinion Project in the next several years. The Company has posted a reclamation bond of US$90,849.

4.3.2	Notice Level

The Company had an approved BLM Notice (NVN-92017, Section 22 notice of intent [NOI]) for the Railroad Project with a total planned disturbance of approximately 1.73 acres located in Section 22 of Township 31N, Range 53E (Figure 4.4). Section 22 encompasses the North Bullion target and the north to northeast extension of the Bullion Fault Corridor. The Railroad NOI has recently expired and the Company has applied for a new NOI. Additional exploration in other outlying targets, including some in the Pinion Project, can also be addressed under separate Notice Level applications with lead times ranging from two to four weeks required to complete the applications and for the BLM to grant approval.

The Company currently has an approved BLM Notice for certain portions of sections 24, 26 and 36 in Township 30N, Range 53E for the Dark Star Project (Figure 4.4). The total allowed disturbance under the NOI is 4.72 acres. A financial bond of US$25,955 has been posted by the Company.

The Company has an approved BLM Notice for Section 20, Township 30N, Range 53E as the Irene Project NOI (Figure 4.4). The total allowed disturbance under the NOI is 3.01 acres. A financial bond of US$30,482 has been posted by the Company.

4.3.3	Private Land Disturbance

The Company obtained a Reclamation Permit for the Railroad Project area issued by the State of Nevada for disturbance greater than five acres on private land (Figure 4.5). The permanent Reclamation Permit allows for up to fifty acres of surface disturbance.

The Company is currently operating under an Interim Reclamation Permit for the Pinion Project area issued by the State of Nevada for disturbance greater than five (5) acres on private land that allows up the eleven (11) acres of surface disturbance. The permit covers portions of sections 21 and 27 (not included in the PoO), Township 30N, Range 53E (Figure 4.5).

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 4.4. Property map with railroad PoO and NOI boundaries.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
Legend
GSV Targets
Railroad-Pinion Property Boundary
Mineralized Zones
Townships
Sections
Plan of Operations Permit Area
Notice of Intent Areas
GSV Mineral Claims
Patent Lodes
100% Mineral Interest
99.2% to <100% Mineral Interest
49.2% to 50% Mineral Interest
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Surface PoO & NOI Permit Areas
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 4.5. Property map for the Railroad-Pinion Project showing surface ownership.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
N
Legend
GSV Targets
Railroad-Pinion Property Boundary
Mineralized Zones
Townships
Sections
Surface Ownership Description
BLM administered statutory surface use with located lode claims
BLM lode claims, private surface, undetermined surface rights
Mineral lease with undetermined surface rights
Owned or leased patented lode claims with surface rights
Private surface with surface use agreements
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Surface Interests
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The Company is currently permitted to operate on Section 25, Township 30N, Range 53E at Dark Star as long as the total disturbed area remains less than 5 acres at any given time (Figure 4.5).

4.3.4	Water Pollution Control Permit

The Company has received a Water Pollution Control Permit for the North Bullion Project that includes Pinion. The Permit has a five (5) year duration.

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

The Railroad–Pinion Project is located in north-central Nevada approximately 275 road miles (442 km) west of Salt Lake City, Utah, and 290 road miles (467 km) east of Reno, Nevada. The Project is located between 8 and 18 miles (13 and 29 km) south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern Nevada.

Primary access to the Project area is by a series of paved and gravel roads from Elko, Nevada (population 18,300). The Project can be reached by travelling westbound from Elko for 20 miles (32 km) on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 15 miles (24 km). At Ferdelford Canyon an all-weather, 15 mile-long (24 km) gravel road leads east to the Railroad Project. The Pinion Project area is similarly accessed east from Highway 278 along a gravel road located immediately north of Trout Creek. Alternatively, the Project area may also be reached during the summer and autumn months by traveling 30 miles (48 km) southwestward from Elko, Nevada on the Bullion Road, a dirt/gravel road.

At both Projects, historic and/or recently created exploration roads combined with four-wheel drive tracks allow for access to many of the known target and prospect areas.

5.2	Site Topography, Elevation and Vegetation

Northern Nevada lies within the Basin and Range physiographic province, an area characterized by flat, lacustrine-gravel-volcaniclastic-volcanic filled valleys bounded by generally north-south trending mountain ranges. The Project area is located within the Piñon Mountains at elevations ranging from 5,800 ft (1770 m) above sea level on the north and east sides, to nearly 8,700 ft (2,650 m) above sea level in the central portion of the Project. Lower elevations are typified by gentle, rolling hills with little to no bedrock exposure. Higher elevations are characterized by steeper slopes and cliffs, deeply incised drainages, and an increase in bedrock exposure.

Vegetation is consistent with a high desert climate and consists of sagebrush, rabbitbrush, cactus, and bunch grass communities. Cottonwood trees are confined to drainage bottoms and near springs. Pinyon pine, juniper, mountain mahogany and aspen trees grow at higher elevations.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

5.3	Climate

The project area has a relatively dry high desert climate. Weather records from Newmont’s Carlin Mine indicate that from 1966 through 2002, the average January maximum and minimum temperatures were 34.4° and 19.6°F, respectively. July average maximum and minimum temperatures were 83.1° and 58.2°F, respectively. January and July had average precipitation amounts of 1.13 inches and 0.41 inches, respectively, while average total precipitation was 12.09 inches (Western Regional Climate Center, 2011). Average annual snowfall for Carlin is approximately 30 inches. Precipitation varies dramatically with changes in elevation and season.

Rainfall in the region is generally light, infrequent and may be associated with dry lightning between May and October. Moist airflow from the south brings ‘monsoon’ rains from July through September. A small number of these storms can carry heavy rains that cause localized flooding in creeks and drainages. Winter snow and spring runoff may temporarily limit access with respect to drilling and other geological fieldwork activities between November and April each year, but are not considered to be significant issues.

5.4	Local Resources and Infrastructure

Elko, Nevada has served as the northern Nevada exploration and mining center for more than half a century. Elko is a full service community that includes housing; motels; food and restaurants; clinics and a hospital; a regional airport with daily flights to/from Salt Lake City, Utah; interstate highway and railway access; local, state and federal government offices; skilled and experienced labor for the exploration and mining industry; and schools (K-12 and a community college). In this part of Nevada, there is a diverse selection of local/regional/international exploration and mining service companies including assay labs, suppliers, drilling contractors and heavy equipment vendors supporting the exploration and mining industry.

The Project is located in the vicinity of large, active open pit and underground mines operated by Newmont and Barrick Gold Corp. along the ‘Carlin Trend’. These mine sites also include fully operational mill complexes designed to treat oxide and/or carbon-sulfide refractory gold ores.

At the Project, water is available proximal to the drilling operations. For communications, 4G cellular network is available in select locations. High voltage electrical transmission lines are located six miles from the Project.

The Project has sufficient and appropriate sites to accommodate exploration and potential mining facilities, including waste rock disposal, and processing infrastructure.

6	History

6.1	Railroad Project Historic Exploration

Historic exploration completed at the Railroad Project remains unchanged from the information provided in previous Technical Reports on the Project (Hunsaker 2010, 2012a, b; Shaddrick, 2012; and Koehler et al., 2014) and thus much of the following information (in sequence with this report) is quoted or taken directly from these reports with minor formatting changes.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

“The Railroad Mining District was established in 1869. The district was also known as the Bullion or Empire City district (LaPointe et al., 1991). Initially ore was shipped to Chicago and San Francisco. In 1872 a smelter was completed at the nearby town of Bullion. Beginning in 1905 shipments from operating mines, old dumps, and slag were shipped to Salt Lake City (Ketner and Smith, 1963).

U.S. Geological Survey data published by Ketner and Smith (1963) suggests that historic production records are not very reliable for the period between 1869 and 1905. Only the total volumes of tons mined and commodity produced were reported. They estimated the total value of production through 1956 to be worth $2 million using the value of the commodity produced for the year it was produced. Ketner and Smith (1963) reported 43,940 total tons of ore were mined with mineral production distributed as follows:

•	Gold - 6,918 ounces

•	Silver - 382,000 ounces

•	Copper - 2,850,000 pounds

•	Lead - 4,340,000 pounds

•	Zinc - 372,000 pounds

The early production in the district focused on silver, lead, and copper from numerous underground mines on the northern flank of Bunker Hill. Emmons (1910) reports that the mines were reopened in 1906 and at the time of his review the Standing Elk, Tripoli, Red Bird, Copper Belle, and Delmas mines were accessible. The most important mines exploited replacement and skarn-type deposits in marbleized and dolomitized rocks. There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910 and until the mines quit producing in the 1960’s zinc became the prominent metal mined (LaPointe et al., 1991). In 1905 the Davis Tunnel was started from a location approximately 4,400 feet northeast and 1,000 feet below the 600 level of the Standing Elk mine. Many lessors worked at extending the tunnel which was being driven southwest to reach a zone beneath the Standing Elk. In 1959 the zone was reached but no ore was found. Numerous oxidized faults and oxidized zones of base-metal mineralization were crossed.

Modern exploration began in 1967 when American Selco optioned the claims from Aladdin Sweepstake Consolidated Mining launching a 45-year period of surface sampling, geophysics, geological mapping, and surface drilling. As the work progressed in the Railroad District new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results; expanding the target types being explored for and widening the range of commodities being explored for.

Since 1967, 15 companies have explored in the GSV Railroad Project area:

• Selco	• Mirandor
• El Paso/LLE	• Kinross
• Placer Amex	• Manhattan Mining Company
• AMAX	• Corona/Pezgold

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

• Homestake (LabradorEx)	• Newmont
• Nicor	• Barrick
• Westmont	• Teck
• Ramrod

These companies completed 382 drillholes.

The copper and molybdenum bearing nature of the multiphase intrusives was documented starting in the late 1960’s. Sampling and the understanding of skarn related gold in Nevada led to further exploration and better intercepts in drilling in the historic skarn/replacement portion of the Project. During the course of these work programs the ongoing exploration advanced the understanding of the geologic controls on the Project leading finally to the sediment-hosted gold exploration programs.”

The companies listed above also collected 6,260 soil samples and 3,508 rock samples (Figures 6.1 and 6.2). A summary of the companies responsible for the geochemical surveys and the elements comprising the historic surface geochemical surveys at the Railroad Project is provided in Table 6.1. Historic drillhole locations for the Railroad (and Pinion) Project are illustrated in Figure 6.3 and their respective highest gold assay values in each hole are illustrated in Figure 6.4. Detailed collar locations along with summary gold intercepts for historic drilling are located in Shaddrick (2012) and Kohler et al. (2014).

Table 6.1. Historic geochemical surveys summarized by company.

Company	Elements - Rocks	Elements - Soils
AMAX	Au, Ba, Bi, Cu, Pb, Ag, Zn, Sb, As, Hg	Au, Ag, Pb, Zn, Cu, Sb, As, Ba
Homestake*	Au, As, Hg	Au, As, Sb, Hg
Westmont	Au, Ag, As, Sb, Bi, Cu, Pb, Hg, Zn	Au, As, Ag, Hg, K, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Tl, Zn, Sr, Te, Tl, Sc, U, V, Q, Ga, Ge, La
Ramrod
Mirandor	Au, Ag, As, Sb, Hg, Na, W, Ba	Au, Ag, As, Al, Ba, Hg, Sb, Tl
Kinross	Au, Ag, As, Sb, Ba, Be, Bi, B, Cd, Ca, Cr, Co, Cu, Ga, Ge, Fe, La, Pb, Mg, Mn, Hg, Mo, Ni, P, K, Sc, Se, Na, Sr, S, Te, Tl, Ti, W, V, Zn	Au, Ag, Al, As, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, Lu, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Te, Ti, U, W, V, Zn, Ga, Ge, La, Tl
Corona		Au, Ag, As, Sb, Hg
Newmont	Au, As, Sb, Hg
Teck	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn
Barrick	Au, Ag, As, Sb, Hg Bi, Cu, Pb, Zn

* Includes LabradorEx (Labradex)

“American Selco, Placer Amex, and El Paso Natural Gas Company with Louisiana Land and Exploration Company explored the project for porphyry copper and molybdenum in the Bullion Stock and Grey Eagle intrusive rocks. They also looked for additional replacement sulfide “lenses” in the limestone and “unknown replacement or disseminated” mineralization west of the Bullion Stock (American Selco, 1970). American Selco completed an IP and magnetic geophysical survey which identified anomalies that were tested with 13 rotary and core holes. Subsequent core holes (and several of the rotary holes completed to the desired depths) intersected up to 50% sulfides as well as molybdenum, copper, silver and gold.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 6.1. Historic (pre-2010) soil samples railroad-pinion project.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Sentinel
Pinion
Dark Star
Dixie
PINE VALLEY
PINE MOUNTAIN
PINON MOUNTAINS
ELKO
EUREKA
South Fork Trout Creek
Trout Creek
Little Porter
N
Legend
Historic Soil Sample Results
Au (ppb)
< 10
10 - 20
21 - 30
31- 50
> 50
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Soil Geochemistry
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 6.2. Historic (pre-2010) rock samples railroad-pinion project.

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Sentinel
Pinion
Dark Star
Dixie
PINE VALLEY
ELKO
EUREKA
MOUNTAINS
South Fork Trout Creek
Trout Creek
7652 ft
8732 ft

Legend

Historic Rock Sample Results

Au (ppm)

- < 0.1
- 0.11 - 0.5
- 0.51 - 1.0
- 1.01 - 5.0
- > 5.0

Mineralized Zones

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Historic Rock Geochemistry

1:175,000

0 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB March, 2017

Effective Date: March 17, 2017	35

Figure 6.3. Historic drillholes for the railroad-pinion property.

580000
590000
4490000
4480000
4470000
N
North Bullion
Railroad
Sentinel
Pinion
Dark Star
Dixie
PINE VALLEY
PINE MOUNTAIN
ELKO
EUREKA
South Fork Trout Creek
Trout Creek
7652 ft
8732 ft

Legend

- Historic Drillhole Collar Locations (GSV and Non-GSV)
- Mineralized Zones

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Historic Drillhole Collar Locations

1:175,000

0 — 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB — March, 2017

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Figure 6.4. Highest assay in drillholes at the railroad-pinion property.

580000
590000
4490000
4480000
4470000
N
North Bullion
Railroad
PINE MOUNTAIN
PINE VALLEY
ELKO EUREKA
Sentinel
Pinion
Dark Star
Dixie
Legend
Historic Drillhole Results
Au (g/t)
< 0.10
0.10 - 0.50
0.51 - 1.00
1.01 -5.00
5.01 -10.00
> 10.00
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Historic Drillhole Results
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Placer Amex drilled a single 1,200 ft hole in 1972. 2,203 ft was drilled in four core holes during 1973-1974 by El Paso Natural Gas Company with Louisiana Land and Exploration Company.

In 1975 AMAX optioned the project from Aladdin/American Selco and explored for tungsten, molybdenum, and base metals until 1980. Detailed mapping was completed in, sections 27, 28, 29, 32, 33 34 T31N/R53E and sections 3, 4, 5, 6, 8, and 9 T30N/R53E. AMAX also completed surface dump and rock chip sampling, soil sampling, a vegetation geochemical survey, a ground magnetometer survey and 6,212 ft of drilling in five core holes and ten rotary holes (Figures 6.3 and 6.4 and Appendix 3). The surface rock and soils were assayed for a variety of elements with no consistent analytical suite or assay procedure (Table 6.1).

AMAX decided that their work did not identify mineralization significant enough to proceed with advanced exploration or mining. However, they did get results from their surface sampling and drilling encouraging enough to retain an ownership interest in the project (Galey, 1983). AR-7 returned 98 ft of 0.11 oz Au/st from 37 to 135 ft in the vicinity of the historic replacement/skarn mines.

In 1980 Homestake entered into a joint venture arrangement with AMAX. Exploration from this point forward was focused on gold on the Railroad Project. Gold discovered at Rain highlighted the geologic similarities between the Rain mine area and the Railroad District. Homestake drilled 5,788 ft in 22 holes (Galey, 1983) and took rock and soil samples (Table 6.1).

The results of the Homestake work initially identified what later was named the POD deposit (Railroad Mineralized zone)t). The BDH drill series produced the first significant results in the area. BDH05 returned 43 ft of 0.046 oz Au/st from 7 to 50 ft

Homestake appears to have recognized the significant northwest trend to the mineralization, based on their drill patterns.

In 1983 NICOR Mineral Ventures, Inc. became the joint venture partner to AMAX. As operator NICOR continued the detailed mapping, soil geochemistry, and drilling initiated by Homestake. Eventually the NICOR position was taken over by Westmont Mining Inc. Although the drilling is divided between NICOR and Westmont the rock and soil sampling is recorded as Westmont data.

A total of 44,582 ft in 110 holes was completed during NICOR’s tenure. This drilling expanded the drill coverage at POD (Railroad). Kuhl (1985) produced the first historical estimate of the gold for POD (discussed further in Section 6.2 below).

In 1986 Westmont took over the NICOR position and operated the project until 1992. During this period an additional 32,263 ft drilling was completed in 83 holes (Figures 6.3 and 6.4). Westmont also collected rock and soil samples (Figures 6.1 and 6.2 and Table 6.1).

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Westmont retained operatorship of the project until 1993. They developed a detailed stratigraphy for the late Paleozoic sedimentary units and also began to recognize low-angle reverse and low-angle normal faulting, as well as identifying prominent north-south and northwest trending high-angle normal and reverse faults. The interplay of the Webb/Devils Gate contact and complex faulting as controls to the mineralization, were also identified late in the Westmont tenure.

Ramrod Gold became operator in 1993, completing 9,290 ft in 13 drillholes followed by Mirandor Exploration (U.S.A.) Inc. (“Mirandor”) from 1996-1997 who drilled 18,575 ft in 44 holes. The technical program for Ramrod and Mirandor was carried out by explorationists who were previously employed by Westmont thus continuing the district-wide geochemistry, mapping, and target delineation work begun in 1986 (Table 6.1).

The Ramrod/Mirandor drilling programs tested deeper than its predecessors (Figure 6.4) showed the encouraging drill results along the previously identified northwest trending POD (Railroad) Zone.

The EMRR series of drillholes returned favorable results adjacent to the historic Sylvania Mine which had historic production from replacement/skarn mineralization (Figures 6.3 and 6.4). EMRR-9722 gave: 70 ft of 0.111 oz Au/st from 15 to 85 ft, including 45 ft of 0.164 oz Au/st from 35 to 70 ft; and 20 ft of 0.236 oz Au/st from 55 to 75 ft This hole was drilled near AMAX hole AR-7 (Appendix 4).

Ramrod/Mirandor’s deeper drilling and drillhole placement returned higher gold values, as demonstrated by the grade x thickness values >10 for the post-1992 Westmont and Ramrod/Mirandor holes.

Kinross Gold U.S.A, Inc. took over the project during 1998 and 1999 under the terms of an earn-in agreement with Mirandor. They drilled 43,690 ft in 66 holes, and collected 871 rocks and 2,531 soils (Table 6.1). Soils were collected using a uniform collection process and the analysis of both soils and rocks was consistent in analytical lab and procedure. The Kinross surface sample data gives a uniform dataset across most of the project area, which made them useful to Gold Standard Ventures Corp. exploration program (Figures 6.1 and 6.2).

Gold in soil anomalies from the Kinross samples generally coincide with the known drilling. Ag, As, Sb, and Hg also give a similar pattern and highlight the known areas. Cu, Pb, Zn, and Mo highlight the historic skarn/replacement area.

Kinross drilling tested within the areas of historical estimates, on the extensions of those zones, as well as newer target areas (Figures 6.3 and 6.4). The results in the areas of known gold returned similar results (Bartels, 1999). Step-out drilling appeared to be encouraging. Kinross drilled deeper holes and in many cases tested more of the stratigraphy than had been tested by previous operators. K98-49 returned 70 ft of 0.108 oz Au/st from 855-925 ft, including 5 ft of 0.387 oz Au/st from 880-885 ft.

Although the grades were not spectacular drillhole K99-19 drilled a significant interval that is well away from any previously targeted areas (Appendix 3). K99-19 returned 10 ft at 0.026 oz Au/st from 610-620 ft and 10 ft of 0.018 oz Au/st from 1205 to 1215 ft.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Additionally, in the southern part of the Project (section 14) they intersected thick intervals of favorable jasperoid and brecciation in holes K98-8, and -9 and K99c-1.

Royal Standard Minerals operating as Manhattan Mining Co. in Nevada acquired the project in 2001and completed four drillholes.

On the northern portion of the project area Corona reported on ground which was held jointly with Pezgold Resource Corporation in sections 16 and 20 T31N/R53E. Available data indicates that geologic mapping, soil and rock sampling, geophysics, and six drillholes were completed from 1987-1990. Specific drill locations are unknown and drill data indicates all the holes remained in the Mississippian Webb formation above the target horizons. A northeast trending corridor of subtle Carlin/Rain-type alteration and weak geochemistry was noted.

The Corona project was acquired by Newmont in 1993 and additional geophysics and two more drillholes were completed reaching as deep as 1,395 ft; however this was not deep enough to reach the target horizon in those locations (Figure 6.3 and Appendix 3). Gravity data outlined the northeast trending zone and indicated a significant fault in the northeast corridor.”

6.2	Railroad Project Historic Resource Estimates

The following discussion of historic resource estimates conducted on prospects within the Railroad Project area is reproduced from previous Technical Reports on the Railroad Project by Hunsaker (2012b), Shaddrick (2012) and Koehler et al. (2014). Specifically, this section discusses historical resource estimates for the “POD” deposit that is also known as the Railroad Deposit and is located within the “Railroad Fault” target discussed further in Section 7 of this report. The authors of this Technical Report have reviewed the information in this section, as well as that within the cited references, and have determined that it is suitable for disclosure. Additional cautionary language pertaining to the disclosure of historical resource estimates has been added to the original text.

The historic mineral resource estimates discussed in this section, and summarized in Table 6.2 along with other tables in this section, are non – National Instrument (NI) 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014). The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resources described below have been included simply to demonstrate the mineral potential of certain target areas at the Railroad Project. A thorough review of all historic data performed by a Qualified Person, along with additional exploration work to confirm results, would be required in order to produce a current and compliant mineral resource estimate for the POD (Railroad) Zone.

“The drilling at Railroad by NICOR/Westmont and by Kinross led to historical estimates of gold for the POD area. To date, there has been no production from the resources described by these historical estimates.

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The following historical estimates are presented as a guide to exploration and as partial summaries of historical data. The drill data used by Westmont and Kinross appears to have been collected and assayed with standards that were of acceptable quality during the time period and review of the available reports do not provide any reason to doubt the results. However, the data utilized are limited in their reliability due to the lack of pulps, rejects, cuttings or core which can be sampled and verified.

Kuhl (1985) presented the first calculations for the gold contained within the POD (Railroad) deposit (Table 6.2). He used a polygonal process with rectangular blocks under the following parameters:

•	Data projected half way to the adjoining drillhole or 100 feet

•	Inclusion of intercepts less than 0.03 opt gold if the outlying intervals brought the overall average to equal 0.03 opt gold

•	Minimum 10 ft intercept in the drillhole

•	All calculations made using fire assay intervals

•	No stripping ratio calculated

•	No metallurgical recovery information utilized

Bartels (1999) recalculated the gold contained within the POD (Railroad) deposit (Table 6.2). Bartels utilized a cross-sectional method with 58 holes on 27 cross sections spaced 100 ft apart through the POD (Railroad) area using the following assumptions:

•	Tonnages were calculated using a 13.5 cubic ft per ton density factor.

•	Assay values include silver credits, at a 60:1 ratio.

•	Compositing of assay values was done according to the following conventions:

•	Intervals of low grade (<0.030 opt Au) up to 15 ft thick, bound on both sides by >0.030 opt Au values were included within the ore envelope only if the average of the low grade and the upper and lower bounding values was greater than or equal to 0.030 opt Au.

•	No cropping of high assay values was done, all assays taken at face value.

•	Volumes were determined by projecting the contoured ore areas 50 ft either side of the section plane.

•	An average grade was assigned to each area by determining the weighted average grade of all drill intercepts within the ore envelope.

•	Average grade was assigned to the respective volume and contained ounces were calculated.”

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Table 6.2. Historic resource estimates for railroad project.

Resource Area	Tons	Tonnes	Contained Ounces Au	Average Au Grade		Cutoff Au Grade		Reference
				(opt)	(ppm)	(opt)	(ppm)
POD	1,197,400	1,086,280	107,766	0.090	3.09	0.030	1.03	Kuhl, 1985
POD	1,400,000	1,270,080	112,000	0.080	2.74	0.020	0.69	Kuhl, 1985
POD	1,006,665	913,250	89,731	0.089	3.05	0.030	1.03	Bartels, 1999

*The mineral resource estimates summarized in Table 6.2 are non – NI 43-101 compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the POD (Railroad) Zone at the Railroad Project.

6.3	Pinion Project Historic Exploration

Exploration activity at Pinion Project area dates back to the discovery of the Pinion Prospect in 1980 by Newmont with the majority of the historic work being conducted in the late 1980s and early to mid-1990s. The exploration history for the Pinion Project overlaps somewhat with that of the adjacent Railroad Project area as portions of the two project areas have been operated by the same company in the past. Historic exploration work completed at the Pinion Project area is summarized in Table 6.3.

The historical work completed at the Pinion Project identified a significant zone of Carlin-type gold mineralization at the Pinion prospect (section 22 and 27, T30N, R53E), as well as an additional zone of mineralization at the Dark Star prospect (section 25, T30N, R53E). Figures 6.1 and 6.2 illustrate the results of historical soil and rock grab sampling on the Pinion (and Railroad) Projects. Historical drilling and resource estimation work are discussed below. The geology of the Pinion Project and the mineralization encountered at the Pinion and Dark Star prospects are discussed in detail in Section 7 of this Report.

Table 6.3. Summary of historic exploration on the Pinion Property (after DeMatties, 2003).

Year	Company	Exploration
1980	Newmont

Conducted a regional stream sediment survey within the Pinion Range, which revealed a geochemical anomaly along Trout Creek

Further prospecting on previously staked land led to the finding of the baritic jasperoid (Webb Fm) at what is now the Pinion Main Zone.

1980	Cyprus Exploration Co. (“Cyprus”)/AMOCO	Completed 31 RC drillholes through Au-bearing jasperoid outcrops and soil geochemical anomalies, 21 of which intersected anomalous Au values assaying up to 0.04 opt (1.37 ppm) Au over 21.3 ft (6.5 m).
1982	Freeport	Drilled 8 RC holes, each intersected gold, averaging 0.036 opt (1.23 ppm) Au over 134.5 ft (41 m).
1985	DCDV Corporation (Desert Ventures)	No work was completed on the property.
1988-89	Newmont

Drilled 65 RC holes through shallow mineralization, which led to the discovery of a deep non-NI 43-101 compliant historic mineral resource (known as South Bullion), comprising 20 million tons grading 0.026 opt (0.89 ppm) Au *(see discussion below in section 6.5).

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1989	Teck Resources (“Teck”)/ Lord River Mines	Completed 33 RC drillholes, geological mapping (1”=100’), and a soil survey within the discovery area.
1990-1994	Crown Resources (“Crown”)

Drilled 126 RC holes between 1990 and 1994 (property total now 202 RC holes), completed metallurgical testing, claim staking, detailed mapping at a scale of 1”:100’, rock chip sampling, 800 soil samples, (ground) controlled source audio magnetotellurics (CSAMT), and an airborne magnetic-electromagnetic-radiometric survey

Defined two small and shallow mineralized zones (Main Zone and Central Zone, also known as North Pod) with a non-NI 43-101 compliant historic mineral resource of 8.1 million tons grading 0.026 opt (0.89 ppm) Au*

1994-1995	Crown Resources/ Cyprus

Collected 914 rock samples and compiled the geochemical results of previous exploration on the property, identifying a number of Au anomalies over 0.005 ppm in the area, up to 0.939 ppm defining the Ridge zone and Northern Extension mineralized showings of the Webb Fm.

Drilled 74 RC holes through the South Bullion resource, which confirmed and expanded the non-NI 43-101 compliant historic mineral resource to 31 million tons at 0.026 opt(0.89 ppm) Au*(see discussion below in section 6.5).

In-fill drilling further defined the mineralization at the Main Zone and North Pod.

1996	Crown Resources/ Royal Standard Minerals Inc. (“RSM”)

Collected 225 follow-up rock chip samples along 100’ lines, assaying up to 1.7 ppm Au .

Conducted field mapping.

Completed 7 diamond drillholes, totalling 1354 feet at the Main zone and North Pod, and produced a non-NI 43-101 compliant historic mineral resource* and preliminary scoping study (see discussion below in section 6.5).

1997-1999	Crown Resources/ RSM/Cameco	Completed mapping, CSAMT ground geophysical surveys, rock chip sampling and 26 RC drillholes.
1999-2001	Crown Resources/ RSM	No work was completed on the property.
2002-2011	RSM

In 2003, completed metallurgy work through drilling (10 RC holes) and trenching.

Density measurements revealed that overall tonnage could be 10% greater than previously estimated for the Pinion Main Zone Deposit.

In 2007, 5 diamond drillholes were completed to in order to determine the water table, and rock sampling to characterize the neutralization and acid generating potential of the ore and waste rocks.

Proposed leach pad drill testing was completed in 2007.

*The mineral resource estimates summarized in Table 6.3 are NI 43-101 non – compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

6.4	Pinion Historic Drilling

The majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit located in sections 22 and 27 of Township 30 North, Range 53 East (Mount Diablo Meridian). Section 22 hosts the mineralized and outcropping Main Zone and North Pod, which are the near-surface shallow portions of the Pinion Deposit (which has also been referred to historically as the South Bullion or Trout Creek Deposit). Pinion gold mineralization extends southeast, plunging shallowly, into section 27 following the Pinion anticlinorium and the contact between the faulted Mississippian Webb Formation siltstones and the underlying Devonian Devils Gate Limestone Formation. Additionally, historic drilling has been conducted in section 25 (T30N, R53E) at the Dark Star occurrence. Historic Pinion Project area drillholes are shown in Figures 6.3 and 6.4.

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A total of 385 drillholes were completed at the Pinion Deposit and immediate area, between 1981 and 2007 (McCusker and Drobeck, 2012). The majority of the holes were completed by reverse circulation drilling with minor diamond (core) drilling by Royal Standard between 1996 and 2007. Table 6.4 below summarizes the historical drilling at Pinion and Dark Star.

To date, historic exploration conducted in the Pinion Project area has identified two areas of gold mineralization at the Pinion Deposit and Dark Star Prospect (Figures 6.1 to 6.4). The Pinion Deposit comprises two discrete zones of mineralization (Main Zone and North Pod) with the majority of the historic drilling having been completed at the Main Zone including the jasperoid breccia outcrops located near the southern boundary of section 22 (T30N, R53E). Historic drilling has intersected and extended the Main Zone gold mineralization well into section 27 to the southeast. The North Zone is located approximately 1,000 ft (~300m) north east of the jasperoid outcrops of the Main Zone.

Table 6.4. Historic drillholes for the Pinion Project area.

Drillhole Series	Series First No	Series Last No	No. Drillholes*	Total Length (ft)	Company	Year	Project	Type

Pinion and immediate area
TCX	1	27	31	9,495	Amoco	1981	Pinion	RC
TC	1	8	8	2,695	Freeport	1982	Pinion	RC
SB	1	65	65	37,109	Newmont	1988-89	Pinion	RC
TCT	1	33	33	9,740	Teck	1989	Pinion	RC
CTC	1	26	27	5,815	Crown	1991	Pinion	RC
CPR	27	110	84	22,625	Crown	1991	Pinion	RC
CPR	111	125	15	7,945	Crown	1992	Pinion	RC
SB	66	139	74	41,470	Cyprus	1994-95	Pinion	RC
SB-96	140	146	7	1,541	RSM	1996	Pinion	Core
SB-97	140	141	2	1,880	Cameco	1997	Pinion	RC
SB-97	147	152	6	6,981	Cameco	1998	Pinion	RC
SB-98	153	162	10	8,684	Cameco	1998	Pinion	RC/Core
SB-99	163	170	8	9,692	Cameco	1999	Pinion	RC/Core
PMZ-03	1	10	10	2,620	RSM	2003	Pinion	RC

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Drillhole Series	Series First No	Series Last No	No. Drillholes*	Total Length (ft)	Company	Year	Project	Type
PN-07	1	5	5	1,340	RSM	2007	Pinion	Core
		Total	385	172,075

Dark Star and other reconnaissance areas
CCR	1	8	8	5,280	Crown		Dark Star/Pinion	RC
CDS	1	29	30	12,660	Crown	1991	Dark Star	RC
CST	1	6	7	4,380	Crown	1991	“Recon”	RC
WR-91	1	5	5	2,465	Westmont	1991	Dark Star/”Recon”	RC
CDS	30	62	33	21,001	Crown	1992	Dark Star	RC
JRB-92	1	13	13	5,700	Westmont	1992	JR Butte	RC
FS	1	3	3	1,525	Cyprus		Jasperoid Wash North
		Total	99	53,011

Dixie Creek and Area
DX	1	25	26	12,125	Freeport	1988-89	Dixie Creek	RC (?)
CDC	26	29	4	2,500	Crown	1991	Dixie Creek	RC
CDC-97	30	36	7	4,740	Cameco	1997	Dixie Creek	RC
CDC-98	37	40	4	4,065	Cameco	1998	Dixie Creek	RC
		Total	41	23,430

* occasionally includes “extra” holes due to drill labelling issues resulting in letter suffixes (i.e. TCX-01 and TCX-01a).

The Main Zone of the Pinion Deposit trends southeasterly and is approximately 4,800 ft (1.46 km) long ranging from 500 ft to 1,100 ft (150 to 330 m) in width with thicknesses ranging between 50 ft and 500 ft (~15 to 150 m) vertically (Figure 6.4). Mineralization at the Main Zone has been intersected to a depth of 600 ft (180 m) below surface. The North Zone of the Pinion Deposit is approximately 1,100 ft (300 m) long (along a roughly north-south trend), ranges from 150 to 230 ft (45 to 70 m) wide and ranges in vertical thickness between 120 ft and 450 ft (~35 to 135 m). Summary assay highlights for the Pinion historic drilling are provided in Table 6.5.

The gold zone at Pinion occurs in a dissolution collapse breccia developed along the contact between the Mississippian Tripon Pass silty micrite and the underlying calcarenite and limestone of the Devonian Devils Gate Limestone Formation. Important structural controls are west-northwest and north to northeast striking folds and faults. The Main Zone mineralization broadly lies along the hinge of a west-northwest trending open anticline approximately 2,400 ft (730 m) in strike length, by 500 to 1,100 feet (150 to 330 m) in width and a vertical extent of 50 to 400 feet (15 to 120 m). Historic drilling additionally intersected a number of high grade mineralized zones to the southeast of the main hinge zone at greater depths still within the hinge of the anticline as well as to the south along the southwest limb of the folded/faulted contact zone between the Devils Gate Limestone Formation and the overlying Tripon Pass Formation silty micrite.

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Table 6.5. Assay intercept highlights for Pinion drilling 1981 to 2007; (na = assays not available).

Drillhole ID	Zone	Company	Year	From (ft)	To (ft)	Interval		Grade Au		Ag (ppm)
						(ft)	(m)	(opt)	(ppm)
CPR-059	Main	Crown	1991	160	365	205	62.48	0.029	1.00	na
including	Main	Crown	1991	175	210	35	10.67	0.071	2.43	na
CPR-071	Main	Crown	1991	0	140	140	42.67	0.036	1.23	na
CPR-100	Main	Crown	1991	15	220	205	62.48	0.033	1.13	na
CPR-102	Main	Crown	1991	30	280	250	76.20	0.028	0.96	na
CPR-110	Main	Crown	1991	35	260	225	68.58	0.031	1.05	na
PMZ-03-02	Main	RSM	2003	75	230	155	47.24	0.037	1.27	na
including	Main	RSM	2003	75	115	40	12.19	0.074	2.54	na
SB-078	Main	Cyprus	1994-95	305	670	365	111.25	0.027	0.93	4.15
including	Main	Cyprus	1994-95	525	650	125	38.10	0.049	1.67	3.21
including	Main	Cyprus	1994-95	525	550	25	7.62	0.160	5.47	3.64
SB-096	Main	Cyprus	1994-95	590	660	70	21.34	0.067	2.30	na
including	Main	Cyprus	1994-95	610	640	30	9.14	0.132	4.51	na
SB-098	Main	Cyprus	1994-95	505	660	155	47.24	0.033	1.15	na
SB-111	Main	Cyprus	1994-95	565	700	135	41.15	0.063	2.18	na
including	Main	Cyprus	1994-95	580	635	55	16.76	0.116	3.97	na
SB96-146	Main	Cyprus	1996	4	137	133	40.54	0.062	2.12	13.16
including	Main	Cyprus	1996	4	42	38	11.58	0.107	3.68	18.22
TCT-014	Main	Teck	1989	0	100	100	30.48	0.059	2.01	10.74
including	Main	Teck	1989	5	40	35	10.67	0.014	4.73	20.20
TCT-018	Main	Teck	1989	5	85	80	24.38	0.125	4.29	26.45
including	Main	Teck	1989	45	65	20	6.10	0.229	7.86	37.00
TCT-023	Main	Teck	1989	25	140	115	35.05	0.058	2.00	5.46
including	Main	Teck	1989	60	90	30	9.14	0.149	5.11	8.72
SB-033	Main (SE)	Newmont	1988-89	535	685	150	45.72	0.026	0.90	na
including	Main (SE)	Newmont	1988-89	650	685	35	10.67	0.073	2.52	na
SB-035	Main (SE)	Newmont	1988-89	640	830	190	57.91	0.054	1.85	na
including	Main (SE)	Newmont	1988-89	785	830	45	13.72	0.195	6.69	na
SB-038	Main (SE)	Newmont	1988-89	595	675	80	24.38	0.085	2.92	na
including	Main (SE)	Newmont	1988-89	650	675	25	7.62	0.228	7.80	na
SB-040	Main (SE)	Newmont	1988-89	560	640	80	24.38	0.092	3.15	na
SB-048	Main (SE)	Newmont	1988-89	20	120	100	30.48	0.081	2.77	0.39
including	Main (SE)	Newmont	1988-89	20	60	40	12.19	0.150	5.13	0.41
SB-063	Main (SE)	Newmont	1988-89	515	665	150	45.72	0.034	1.18	7.11
including	Main (SE)	Newmont	1988-89	525	555	30	9.14	0.110	3.77	32.15
SB-093	Main (SE)	Cyprus	1994-95	375	500	125	38.10	0.025	0.86	7.39
SB-136	Main (SE)	Cyprus	1994-95	580	915	335	102.11	0.040	1.38	3.13
including	Main (SE)	Cyprus	1994-95	580	720	140	42.67	0.073	2.51	1.26

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Drillhole ID	Zone	Company	Year	From (ft)	To (ft)	Interval		Grade Au		Ag (ppm)
						(ft)	(m)	(opt)	(ppm)
SB-147-97	Main (SE)	Cameco	1997	260	375	115	35.05	0.038	1.29	8.27
including	Main (SE)	Cameco	1997	260	280	20	6.10	0.141	4.82	4.50
TCX-025	Main (SE)	Amoco	1981	200	280	80	24.38	0.065	2.23	na
including	Main (SE)	Amoco	1981	200	220	20	6.10	0.189	6.48	na
CPR-031	North Pod	Crown	1991	45	215	170	51.82	0.040	1.37	na
CPR-047	North Pod	Crown	1991	25	210	185	56.39	0.029	1.02	na
CPR-075	North Pod	Crown	1991	135	310	175	53.34	0.042	1.43	na
including	North Pod	Crown	1991	205	245	40	12.19	0.076	2.62	na
CPR-095	North Pod	Crown	1991	0	415	415	126.49	0.026	0.89	na
including	North Pod	Crown	1991	200	415	215	65.53	0.032	1.10	na
CPR-096	North Pod	Crown	1991	0	210	210	64.01	0.026	0.88	na
CPR-097	North Pod	Crown	1991	0	160	160	48.77	0.035	1.19	na
including	North Pod	Crown	1991	120	160	40	12.19	0.068	2.33	na
CPR-099	North Pod	Crown	1991	15	180	165	50.29	0.055	1.89	na
including	North Pod	Crown	1991	70	175	105	32.00	0.076	2.62	na
including	North Pod	Crown	1991	70	105	35	10.67	0.147	5.04	na

6.5	Pinion Historic Resource Estimates

Several historic mineral resource estimates have been completed by a variety of companies over several years for Pinion, as well as the nearby (~2 miles east) Dark Star prospect, in what is now referred to as GSV’s Pinion Project area. A review of the historical data within the Pinion Project drillhole database conducted by APEX did not identify any significant issues. Where issues were found, original data was reviewed and the database was corrected. As a result, the historic Pinion project drill data provides sufficient reliability to warrant the following discussion of historic mineral resource estimates. However, it should be noted that all historic estimates discussed herein are now superseded by recently completed NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit (Dufresne et al., 2015; Dufresne and Nicholls, 2016) and the Dark Star Deposit (Dufresne et al., 2015). The recently updated NI 43-101 compliant Pinion Deposit Mineral Resource Estimate and the 2015 Dark Star Deposit Maiden Mineral Resource Estimate are described in greater detail in Section 14 ‘Mineral Resources’ of this report.

The reader is cautioned that the historic mineral resource estimates discussed in this section, and summarized in Tables 6.6, 6.7 and 6.8, are non – NI 43-101 compliant mineral resources that were calculated prior to the implementation of the standards set forth in NI 43-101 and are not consistent with current CIM standards for mineral resource estimation (as defined by the CIM Definition Standard on Mineral Resources and Ore Reserves dated May 10, 2014). The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. The historic resources described below have been included simply to summarize previous work at the Project and to demonstrate the mineral potential of certain target areas within the Railroad-Pinion Project area. With respect to the Pinion and Dark Star deposits, as previously mentioned, a thorough review of all historic data has been performed by a Qualified Person, along with additional exploration and validation work, which has confirmed historical data that has been used to calculate current and compliant NI 43-101 compliant mineral resource estimates for these prospects that are discussed in greater detail in Section 14.

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The first documented historic resource estimate for the Pinion prospect was completed by Crown Resources in 1991 (Calloway, 1992a) and included information from 194 drillholes in the Main Zone and North Pod Zone and appears to have been restricted to section 22 (T30N, R53E). The estimation was completed using a polygonal method based on cross-sections, a gold cut-off grade of 0.01 oz Au/ton (0.34 g Au/t) along with a tonnage factor of 13 cubic feet per ton (SG 2.464). A “geologic” resource of 8.11 million tons of material averaging 0.026 oz Au/ton (0.89 g Au/t), containing approximately 210,000 oz Au, was calculated (Table 6.6).

Table 6.6. Summary of Pinion Prospect historic resource estimates (Section 22, T30N, R53E).

Resource	Year	Tons (×106)	Tonnes (×106)	Gold Grade		Silver Grade		Cutoff Grade	Contained Ounces
				(opt)	(g/t)	(opt)	(g/t)		Au	Ag
Crown (Calloway, 1992a)	1991	8.11	7.36	0.026	0.891	-	-	0.01	210,860
Polygonal (Wood, 1995)	1995	30.64	27.8	0.026	0.89	-	-	0.01	796,640
MIK (Wells, 1995)	1995	18.26	16.56	0.0269	0.92	-	-	0.01	491,194
Bharti (Bharti Eng., 1996)	1996	10.8	9.8	0.025	0.857	0.157	5.383	-	270,000	1,695,600

* The mineral resource estimates summarized in Table 6.6 are NI 43-101 non – compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to section 14 “Mineral Resource Estimates” for a discussion of a current and NI 43-101 compliant mineral resource estimate for the Pinion Deposit, which was initially discussed in Dufresne and Nicholls (2016).

The most robust historic resource estimates calculated for the Pinion Deposit, which included the Main Zone and North Pod in sections 22 and 27 (T30N, R53E), were completed in 1995 by Cyprus Metals. They comprise a polygonal estimate (Wood, 1995) and a Multiple Indicator Kriging (MIK) estimate using Mintec’s MEDSystem software (Wells, 1995). The polygonal estimate incorporated both high density and low density drilling at, and surrounding, the two zones of mineralization and utilized a tonnage factor of 12.5 cubic feet/ton (SG 2.563). Polygons were constructed using cross-sectional drill hole drillhole information and were classified as “proven” in areas where drill density was high (< 100 ft, where polygons were projected <50 ft on either side of a section). Polygons with drillhole spacing between 100 ft and 200 ft were classified as “probable” and those with relatively wide spacing >200 ft were classified as “inferred”. The resource was calculated by summing all polygons with an average grade above a cut-off of 0.01 opt Au. The original classification of the 1995 polygonal Pinion resource is not consistent with either NI 43-101 or CIM standards. The summary provided in Table 6.6 is taken from the original report and represents a summation of all three of the historic resource categories into a global historic “geological” resource.

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The 1995 Cyprus Polygonal Resource was calculated using a significant amount of drill data (~350 drillholes) and was completed by reputable individuals in a manner that was consistent with industry standards at that time. However, the estimate incorporated very few density (SG) measurements and a very limited amount of QA/QC data.

Also in 1995, Cyprus produced an MIK (Multiple Indicator Kriging) estimate for the Pinion Deposit utilizing a similar database to that of the polygonal resource described above. The same tonnage factor as the polygonal resource (12.5 cubic feet/ton, or SG 2.563) was used and grade was applied to a 50 ft x 50 ft x 20 ft block model using Mintec’s MEDSystem software and an MIK grade estimation algorithm. Following the estimation process Lerchs-Grossman pit models were run for $400/oz and $700/oz gold price scenarios using various parameters including; 45 degree maximum pit slopes, a $2.51/ton crushed ore cost (crushing processing, pad construction and G&A), 48% recovery for ROM material and 62% recovery for crushed material with a 0.0143 opt Au ROM cut-off grade (~0.5 g/t Au) and a ROM/crush cut-off grade of 0.008 opt Au (~0.27 g/t Au) for the $700/oz scenario and 0.009 opt Au (~0.31 g/t Au) for the $400/oz scenario. In a resource summary document by Wells (1995) it is clearly stated that the resource work relied upon estimations, due to limited test work, for key factors such as density, recovery and optimal crush size (limited metallurgical testing). However, the assumptions made are considered reasonable and the resource estimation effort is considered acceptable for disclosure as a historic resource (Table 6.6).

In 1996, Royal Standard Minerals (RSM) contracted Bharti Engineering of Toronto, Canada, to conduct a resource estimation on the Pinion Main Zone and North Pod mineralization within section 22 (T30N, R53E) and excluded data within section 27 (Bharti Engineering, 1996). The resource estimate utilized GEMCOM mining software and although not clearly stated it is thought that the Inverse Distance Squared (ID2) grade estimation algorithm was used to apply grade to a 50 ft x 50 ft x 20 ft block model. Samples (~5 ft average length) were uncapped but composited (to 20 ft), with a minimum of two and a maximum of twelve data points required for modeling. The Bharti estimate comprised a “global resource”, with no lower cut-off grade defined, of 10.8 million tons grading 0.025 opt Au (0.86 g/t Au), representing a total of 273,800 contained ounces of gold (Table 6.6), which incorporated more data but is otherwise comparable to the 1991 Crown polygonal estimate discussed above. A Whittle pit was run for the resource using a gold price of $390/oz, a recovery of 67%, total operating costs of $5.75/ton, a 4% Royalty, 50o maximum pit slope and dilution estimated at 10%. Using these values, two potential pits were generated for the Main Zone and North Pod totaling 3.3 million tons and averaging 0.026 opt Au (0.89 g/t Au) for approximately 85,750 oz of gold of which 57,400 oz would be considered recoverable. As with the previously discussed historic resource estimates, this estimate incorporated limited SG, QA/QC and recovery (metallurgical) information and its geographic limitation to section 22 in turn limits the applicability of the resource estimate as it excludes a significant amount of drill data in the northern part of section 27.

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The Bharti Engineering (1996) historical Pinion resource estimate is of interest as it compares favorably to the 1991 Crown estimate, both of which were restricted to drilling within section 22 only. However, unlike the 1991 Crown estimate, the 1996 Bharti estimate incorporated a significant number of silver analyses (Table 6.6). The parameters used in the estimation of silver in the Bharti 1996 work are uncertain and an analysis of the Pinion database by APEX shows that silver analyses are only available for limited portions of the Pinion drill database.

6.6	Dark Star Historic Exploration

The Dark Star Prospect (section 25, T30N, R53E) is located approximately 2.5 km east of the Pinion Main Zone. Historic exploration work completed at the Dark Star area is summarised in Table 6.7. In 1990 rock and soil sampling identified anomalous surface geochemistry in the area of the Dark Star Prospect (Figures 6.1 and 6.2). Follow-up drilling in 1991 resulted in the confirmation of bedrock hosted mineralization at Dark Star. The geology of the Pinion Project and the mineralization encountered at the Dark Star Prospect is discussed in detail within Section 7 of this report.

Table 6.7. Summary of historic exploration in the area of the Dark Star Prospect.

Year	Company	Exploration
1990	Crown Resources ("Crown")	Discovery of Dark Star surface mineralization and definition of surface anomaly with localized rock chip and soil samples
1991	Crown

Discovery of Dark Star mineralized zone, 30 drillholes completed totaling 13, 000 feet (CDS1-30)

detailed rock and soil sampling programs

detailed surface mapping at 1 inch =100 ft

6 reconnaissance drillholes were completed peripheral to the Dark Star Deposit (3 of which are located outside of the Property)

1991	Westmont	drilled 3 holes ("WR") north of the Dark Star mineralized zone
1992	Crown

completion of 33 additional drillholes (CDS 31-62)

detailed CSAMT survey

detailed palynology studies to better define Dark Star stratigraphy resource of 7.0 million tons at 0.022 opt Au or 154,00 oz of contained in Section 25 (Calloway, 1992)

1994	Crown	updated? resource completed by Pan Antilles Resources of 7.5 million tons 0.02opt Au or 151,000 oz Au (McCusker, 2012)
1994-1995	Cyprus AMAX

9 drillholes completed to the north of the Dark Star mineralized zone (in Section 24)

Calculated the Dark Star non-NI 43-101 compliant historic mineral resource of 7.7 million tons at 0.02 opt (0.69 ppm) Au*

1997	Cameco, Royal Standard Minerals	Gradient IP/Resistivity Survey completed between Dark Star and Dixie Creek
1997	Exploration Mirandor Inc.	11 holes drilled (EMRR -97##) North and west of Dark Star mineralized zone
1998	Kinross, Exploration Mirandor Inc.	7 holes drilled just north of mineralized zone (K98)
1999	Kinross, Exploration Mirandor Inc.	6 holes drilled northwest of DS mineralized zone (K99)

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*The mineral resource estimates summarized in Table 6.7 are NI 43-101 non – compliant resources that were calculated prior to the introduction of the standards set forth in NI 43-101. The authors of this Technical Report have referred to these estimates as “historic resources” and are not treating them as current mineral resources as there is insufficient information available to properly assess estimation parameters and the standards by which the estimates were categorized. The reader is referred to section 14 “Mineral Resource Estimates” for a discussion of a current and NI 43-101 compliant mineral resource estimate for the Dark Star Deposit, which was initially discussed in Dufresne et al. (2015).

6.7	Dark Star Historic Drilling

Although the majority of the historic work completed at the Pinion Project has been conducted at and around the Pinion Deposit, significant drilling has also been completed in Sections 24 and 25 (T30N, R53E) at and around the Dark Star Prospect. Historic drillholes for the entire Pinion Project area, including holes in the area of Dark Star, are illustrated in Figures 6.3 and 6.4. Drilling at the Dark Star Prospect and the immediate surrounding area was completed by a variety of companies including Crown, Westmont, Exploration Mirandor, Kinross and Cyprus Amax. A total of 105 RC drillholes were completed between 1991 and 1999 (McCusker and Drobeck, 2012).

Historic drilling has identified an approximately north-south trending mineralized zone at the Dark Star Prospect named the Dark Star Corridor (DSC). The 1992 drilling defined a 300 ft (90 m) thick zone of generally lower grade (<0.025 opt [0.85 ppm] Au), somewhat bedding conformable mineralization (Calloway, 1992). The mineralization is open in three directions (north, east and west). Highlights of the initial Crown drilling are provided in Table 6.8.

Anomalous gold mineralization at Dark Star has been intersected over an area 2,000ft (610 m) along a north-south trend by up to 1,610 ft (490 m) in width and to a depth of 690 ft (210 m) below surface. The Dark Star mineralization is hosted in collapse brecciated debris flow conglomerate, bioclastic limestone and calcarenite of the Pennsylvanian Moleen and Tomera Formations. In general, the Dark Star gold grades are lower than at Pinion and the mineralization appears to be less continuous. However, there are some excellent historic intersections. Highlight drilling intersections at Dark Star include 0.044 opt (1.58 g/t) Au over 95 ft (28.96 m) in hole CDS-001 and 0.061 opt (2.1 g/t) over 250 ft (76.20 m) in hole CDS-053 (Table 6.8).

In 1994 Cyprus completed 9 drillholes east and northeast of the Dark Star Prospect. Exploration Mirandor Inc. and Kinross completed a total of 24 drillholes between 1997 and 1999 designed to extend the Dark Star mineralization to the north into section 24. Highlights of the Exploration Mirandor and Kinross drilling are provided in Table 6.8.

Table 6.8. Dark Star historic drilling highlights.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
CDS-001	0.00	129.54	129.54	0	425	425	0.021	0.72
including	1.52	30.48	28.96	5	100	95	0.046	1.58
CDS-002	0.00	156.97	156.97	0	515	515	0.018	0.62
including	4.57	35.05	30.48	15	115	100	0.044	1.51
CDS-003	88.39	143.26	54.86	290	470	180	0.005	0.18
and	187.45	214.88	27.43	615	705	90	0.013	0.44
including	195.07	214.88	19.81	640	705	65	0.018	0.60
CDS-004	18.29	91.44	73.15	60	300	240	0.012	0.42
including	44.20	89.92	45.72	145	295	150	0.016	0.53

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
CDS-008	32.00	150.88	118.87	105	495	390	0.020	0.68
including	41.15	141.73	100.58	135	465	330	0.022	0.76
CDS-009	21.34	94.49	73.15	70	310	240	0.019	0.67
including	24.38	88.39	64.01	80	290	210	0.021	0.73
CDS-010	15.24	65.53	50.29	50	215	165	0.011	0.38
including	48.77	65.53	16.76	160	215	55	0.024	0.83
CDS-011	73.15	123.44	50.29	240	405	165	0.016	0.54
including	80.77	109.73	28.96	265	360	95	0.022	0.76
CDS-012	0.00	59.44	59.44	0	195	195	0.017	0.59
including	0.00	44.20	44.20	0	145	145	0.022	0.75
or	0.00	22.86	22.86	0	75	75	0.031	1.07
CDS-016	73.15	131.06	57.91	240	430	190	0.010	0.34
including	92.96	114.30	21.34	305	375	70	0.014	0.50
CDS-017	0.00	79.25	79.25	0	260	260	0.015	0.50
including	16.76	74.68	57.91	55	245	190	0.018	0.62
or	16.76	54.86	38.10	55	180	125	0.021	0.73
CDS-018	24.38	42.67	18.29	80	140	60	0.011	0.39
including	38.10	39.62	1.52	125	130	5	0.086	2.95
CDS-019	0.00	120.40	120.40	0	395	395	0.012	0.40
including	71.63	117.35	45.72	235	385	150	0.018	0.62
CDS-020	0.00	22.86	22.86	0	75	75	0.008	0.28
including	10.67	19.81	9.14	35	65	30	0.012	0.41
CDS-021	0.00	120.40	120.40	0	395	395	0.012	0.40
including	0.00	48.77	48.77	0	160	160	0.016	0.55
or	96.01	112.78	16.76	315	370	55	0.017	0.58
CDS-022	12.19	97.54	85.34	40	320	280	0.010	0.34
including	35.05	71.63	36.58	115	235	120	0.018	0.61
CDS-023	0.00	28.96	28.96	0	95	95	0.014	0.48
including	0.00	16.76	16.76	0	55	55	0.021	0.73
CDS-024	0.00	47.24	47.24	0	155	155	0.016	0.54
including	0.00	25.91	25.91	0	85	85	0.020	0.69
or	39.62	47.24	7.62	130	155	25	0.019	0.64
CDS-025	0.00	88.39	88.39	0	290	290	0.007	0.23
including	0.00	36.58	36.58	0	120	120	0.010	0.33
CDS-026	7.62	77.72	70.10	25	255	230	0.012	0.41
including	25.91	76.20	50.29	85	250	165	0.014	0.49
CDS-027	0.00	57.91	57.91	0	190	190	0.031	1.05
including	9.14	48.77	39.62	30	160	130	0.042	1.46
CDS-028	0.00	32.00	32.00	0	105	105	0.008	0.28

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Legth (ft)	Au (oz/t)	Au (ppm)
CDS-029	0.00	9.14	9.14	0	30	30	0.012	0.40
CDS-030	18.29	121.92	103.63	60	400	340	0.014	0.47
including	45.72	121.92	76.20	150	400	250	0.015	0.51
CDS-031	0.00	42.67	42.67	0	140	140	0.025	0.86
including	3.05	24.38	21.34	10	80	70	0.046	1.56
CDS-032	15.24	121.92	106.68	50	400	350	0.013	0.45
including	21.34	64.01	42.67	70	210	140	0.016	0.55
CDS-033	41.15	184.40	143.26	135	605	470	0.012	0.42
including	153.92	184.40	30.48	505	605	100	0.031	1.06
CDS-034	45.72	198.12	152.40	150	650	500	0.010	0.36
including	73.15	164.59	91.44	240	540	300	0.014	0.49
CDS-035	88.39	121.92	33.53	290	400	110	0.010	0.35
CDS-044	54.86	152.40	97.54	180	500	320	0.009	0.31
CDS-045	79.25	210.31	131.06	260	690	430	0.009	0.31
CDS-046	0.00	140.21	140.21	0	460	460	0.014	0.50
including	12.19	94.49	82.30	40	310	270	0.021	0.71
CDS-047	57.91	182.88	124.97	190	600	410	0.014	0.50
including	137.16	179.83	42.67	450	590	140	0.025	0.85
CDS-048	0.00	131.06	131.06	0	430	430	0.012	0.41
including	100.58	128.02	27.43	330	420	90	0.022	0.75
CDS-049	0.00	88.39	88.39	0	290	290	0.015	0.50
including	24.38	76.20	51.82	80	250	170	0.028	0.97
CDS-053	33.53	195.07	161.54	110	640	530	0.036	1.22
including	112.78	188.98	76.20	370	620	250	0.061	2.10
CDS-054	33.53	42.67	9.14	110	140	30	0.012	0.41
CDS-056	0.00	106.68	106.68	0	350	350	0.015	0.51
including	79.25	100.58	21.34	260	330	70	0.032	1.09
CDS-058	57.91	207.26	149.35	190	680	490	0.022	0.74
CDS-059	21.34	91.44	70.10	70	300	230	0.014	0.47
CDS-060	21.34	85.34	64.01	70	280	210	0.013	0.46
CDS-061	0.00	143.26	143.26	0	470	470	0.014	0.47
EMRR9707	48.77	175.26	126.49	160	575	415	0.016	0.56
including	62.48	124.97	62.48	205	410	205	0.022	0.76
or	100.58	114.30	13.72	330	375	45	0.045	1.55
EMRR9735	67.06	167.64	100.58	220	550	330	0.013	0.45
including	88.39	144.78	56.39	290	475	185	0.019	0.65
EMRR9736	64.01	166.12	102.11	210	545	335	0.009	0.30
including	76.20	112.78	36.58	250	370	120	0.016	0.55
EMRR9737	53.34	62.48	9.14	175	205	30	0.052	1.78

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (oz/t)	Au (ppm)
and	89.92	120.40	30.48	295	395	100	0.012	0.43
including	100.58	112.78	12.19	330	370	40	0.024	0.81
K98-1	76.20	109.73	33.53	250	360	110	0.022	0.77
including	88.39	102.11	13.72	290	335	45	0.030	1.02
K98-2	89.92	131.06	41.15	295	430	135	0.018	0.60
including	120.40	128.02	7.62	395	420	25	0.035	1.20
K98-3	99.06	137.16	38.10	325	450	125	0.016	0.55
K98-4	70.10	76.20	6.10	230	250	20	0.017	0.60
and	109.73	118.87	9.14	360	390	30	0.029	1.01
including	112.78	117.35	4.57	370	385	15	0.052	1.77
K98-5	39.62	44.20	4.57	130	145	15	0.018	0.60
and	51.82	68.58	16.76	170	225	55	0.018	0.63
including	60.96	67.06	6.10	200	220	20	0.039	1.33
and	114.30	202.69	88.39	375	665	290	0.012	0.42
including	167.64	201.17	33.53	550	660	110	0.023	0.78
K98-6	39.62	103.63	64.01	130	340	210	0.009	0.32
K98-7	96.01	102.11	6.10	315	335	20	0.012	0.42
WR9103	54.86	74.68	19.81	180	245	65	0.009	0.32
and	94.49	147.83	53.34	310	485	175	0.009	0.30
WR9104	56.39	77.72	21.34	185	255	70	0.014	0.48
WR9105	124.97	181.36	56.39	410	595	185	0.010	0.33
including	152.40	173.74	21.34	500	570	70	0.018	0.62
K99-1	108.20	123.44	15.24	355	405	50	0.030	1.03
including	114.30	121.92	7.62	375	400	25	0.056	1.93
and	134.11	141.73	7.62	440	465	25	0.020	0.68
including	135.64	138.68	3.05	445	455	10	0.041	1.42
K99-2	80.77	97.54	16.76	265	320	55	0.010	0.35
including	91.44	96.01	4.57	300	315	15	0.024	0.81
and	114.30	140.21	25.91	375	460	85	0.014	0.47
including	114.30	120.40	6.10	375	395	20	0.037	1.27
K99-3	173.74	231.65	57.91	570	760	190	0.006	0.19
including	225.55	231.65	6.10	740	760	20	0.018	0.61
K99-4	96.01	100.58	4.57	315	330	15	0.021	0.71
and	236.22	248.41	12.19	775	815	40	0.012	0.42
K99-5	166.12	176.78	10.67	545	580	35	0.009	0.30
and	213.36	225.55	12.19	700	740	40	0.010	0.35
K99-6	44.20	50.29	6.10	145	165	20	0.014	0.49
and	85.34	179.83	94.49	280	590	310	0.015	0.52
including	96.01	111.25	15.24	315	365	50	0.025	0.85

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6.8	Dark Star Historic Resource Estimates

The 1995 Cyprus polygonal resource estimate discussed above in section 6.5 also included data from the Dark Star prospect. The same parameters that were applied to the Pinion data were applied to the Dark Star data. The 1995 polygonal resource for Dark Star (Wood, 1995) is considered appropriate for disclosure as a historic resource estimate. However, there is insufficient information available to properly assess data quality, estimation parameters and standards by which this historic estimate for Dark Star was categorized. The historic resource estimate should not be relied upon.

Table 6.9. Summary of 1995 Cyprus Metals’ Historic Resource Estimate for the Dark Star Prospect (Sections 24 and 25, T30N, R53E).

Resource * (Reference)	Tons (x 106)	Tonnes (x 106)	Average Au Grade		Cutoff Au Grade		Contained Au (oz)
			(opt)	(g/t)	(opt)	(g/t)
Polygonal
(Wood, 1995)	7.72	7.00	0.020	0.690	0.01	0.34	151,365

* The mineral resource estimates summarized in Table 6.10 are NI 43-101 non – compliant mineral resources and are not consistent with current NI 43-101 and CIM standards for mineral resource estimation. The authors of this Technical Report have referred to these estimates as “historic resources” and the reader is cautioned not to treat them, or any part of them, as current mineral resources. There is insufficient information available to properly assess data quality, estimation parameters and standards by which the estimates were categorized. The historic resource estimates described above should not be relied upon and have only been included to demonstrate the mineral potential of the Pinion Project.

6.9	Dixie Creek Historic Exploration and Drilling

The Dixie Creek area, which is located 2 miles (3.6 km) south and southeast, respectively, of the Dark Star and Pinion deposits, has been explored intermittently since 1980 by various operators. The majority of the historic exploration work conducted at the prospect has been regional to semi-detailed in nature.

In 1997, Cameco conducted rock sampling and prospect-specific IP geophysical surveys at the Pinion, Dark Star and Dixie Creek areas. The 1997 rock sampling at the Dixie Creek area was intended to examine in greater detail the nature of surface mineralization and to compare this data with the results of the recently completed drillholes at the prospect, a number of anomalies were identified. At the main Dixie Creek area, a group of 32 rock samples defined a distinct >1500 ppb Hg anomaly with elevated Au, As, Sb and Ag (Parr, 1999). This anomaly was found to roughly correspond with gold mineralization in the subsurface. Immediately to the north, a North Dixie anomaly was identified that was characterized by similar chemistry (elevated Hg, Au, As and Sb). Further north, a group of 15 rock samples collected between the Pinion and Dark Star areas defined a similar zone of geochemistry at the CISS area where 6 samples contained 20-135 ppb Au including; As values up to 940 ppm, Sb up to 161 ppm and Hg up to 15 ppm.

In addition to the rock geochemistry program discussed above, Cameco completed limited IP/Resistivity geophysical surveys at several prospect including the Dixie Creek area in 1997 and 1998. The IP/Resistivity surveys at Dixie Creek identified broad zones of contrasting high and low resistivity and corresponding zones of high chargeability (Parr, 1999).

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The first documented drill program at the Dixie Creek prospect was conducted by Freeport McMoran in 1988 and 1989 during which time 25 holes were drilled in a Joint Venture with Crown Resources. In 1991 Crown Resources completed 4 RC drillholes and later Cameco completed 11 RC drillholes at the Dixie Creek prospect. Drilling highlights from these programs are provided in Table 6.10. The drilling identified a zone of low grade gold mineralization within Pennsylvanian siliciclastic and carbonate rocks above the targeted contact between the Webb Fm. and the underlying Devils Gate Limestone, which was not intersected by any of the Dixie Creek drillholes (Redfern 2002). The mineralization intersected at Dixie Creek is hosted in rocks that are similar in nature to the host rocks for the Dark Star gold mineralization.

Table 6.10. Dixie Creek historic drilling highlights (modified from Redfern, 2002).

Drillhole ID	Date	Company	Depth (ft)	Dip	Azimuth	From (ft)	To (ft)	Interval (ft)	Approx. Au Grade
									(opt)	(ppm)
DX-4	1988	Freeport	500	-60	W	340	440	100	0.016	0.55
DX-5	1988	Freeport	500	-60	W	275	285	10	0.017	0.58
and						320	330	10	0.02	0.69
and						365	380	15	0.018	0.62
DX-15	1989	Freeport	500	vertical		120	125	5	0.03	1.03
DX-17	1989	Freeport	500	vertical		295	300	5	0.027	0.93
DX-18	1989	Freeport	500	vertical		155	170	15	0.015	0.51
and						215	220	5	0.016	0.55
and						335	340	5	0.041	1.41
DX-19/19A	1989	Freeport	315	vertical		180	185	5	0.013	0.45
and						245	250	5	0.020	0.69
and						295	305	10	0.018	0.62
DX-21	1989	Freeport	540	vertical		370	425	55	0.023	0.79
and						510	515	5	0.020	0.69
DX-22	1989	Freeport	410	vertical		405	410	5	0.012	0.41
DX-23	1989	Freeport	600	vertical		325	330	5	0.033	1.13
and						595	600	5	0.013	0.45
CDC-26 to CDC-29	1991	Crown Res.	no data or no significant intersections
CDC-30	1997	Cameco	725	-45	W	30	35	5	0.037	1.27
CDC-31	1997	Cameco	805	-60	N45dW	540	560	20	0.012	0.41
CDC-34	1997	Cameco	800	-60	W	330	365	35	0.012	0.41
and						365	440	75	0.033	1.13
CDC-35	1997	Cameco	650	-45	W	395	435	40	0.006	0.21
CDC-36	1997	Cameco	620	-60	W	375	380	5	0.017	0.58
CDC-37	1998	Cameco	1000	vertical		435	530	95	0.016	0.55
CDC-39	1998	Cameco	980	vertical		925	935	10	0.004	0.14
CDC-40	1998	Cameco	1000	-60	W	575	600	25	0.025	0.86
and						600	683	83	0.007	0.24

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7	Geological Setting and Mineralization

Work by Gold Standard at the Railroad–Pinion Project is ongoing and the prospect-scale understanding of the geology and mineralization thus far encountered is evolving as result of the company’s systematic approach to exploration and data analysis. However, the regional scale geological setting of the Project area is relatively well understood. As a result, the regional geological information in the following section is largely derived from previous Technical Reports on the Railroad-Pinion Property by Hunsaker (2010 and 2012a, b), Shaddrick (2012) and Koehler et al. (2014). The following section also includes a discussion of the Pinion Project geology as well as updated information pertaining to the geology of the various prospects located at the Railroad Project. A regional geological map for the Railroad–Pinion Project area is provided (Figure 7.1)

7.1	Regional Geology

The Railroad–Pinion Project is located along the Carlin Trend, a northwest-southeast alignment of sedimentary rock-hosted gold deposits and mineralization. The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range as shown in a regional long section in Figure 7.2. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for the formation of Carlin-style gold deposits (Jackson and Koehler, 2014).

The greater Carlin Trend area occupied a passive continental margin during early and middle Paleozoic time, which is the time of deposition of the oldest rocks observed in the area (Stewart, 1980). A westward-thickening wedge of sediments was deposited at and west of the continental margin, in which the eastern facies tend to be coarse-grained and carbonate-rich (shelf and slope deposits, carbonate platform deposits) while the western facies are primarily fine-grained siliciclastic sediments (deeper basin deposits). The Carlin Trend sits proximal to the shelf-slope break, although this break was not static over time.

In the Late Devonian through Middle Mississippian east-west compression of the Antler Orogeny is traditionally believed to have caused folding and faulting, the most significant manifestation of which is the Roberts Mountain Thrust. This regional fault placed western facies siliciclastic rocks over eastern facies carbonate rocks across the region. In this report, the western facies are referred to as allochthonous whereas the eastern facies are autochthonous. As the result of this tectonism, the Mississippian and Pennsylvanian overlap assemblage of clastic rocks was deposited across the region (Smith and Ketner, 1975). Regional stratigraphy shows interleaved allocthonous and autochthonous late Paleozoic sediments in the Piñon Range (Longo et al., 2002; Mathewson, 2001; Rayias, 1999; Smith and Kettner, 1975).

Multiple igneous intrusions occur along the Carlin Trend. The oldest igneous rocks are reported to be Late Triassic in age (Teal and Jackson, 2002). Other igneous rocks include: a Late Jurassic dioritic intrusion documented at the Goldstrike Deposit (Bettles, 2002); intermediate to mafic dikes of Jurassic and Cretaceous age; the Cretaceous age Richmond Stock (quartz monzonite); the Eocene age Welches Canyon Stock; and hydrothermally-altered and locally gold-bearing felsic to mafic dikes/dike swarms of Tertiary (Eocene) age (Ressel, 2000).

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Figure 7.1. Regional geology of the Carlin area (after Hunsaker, 2010).

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Figure 7.2. Longitudinal section illustrating the four igneous cored domes on the Carlin Trend.

Post-dating the Carlin-style gold mineralization are Eocene, Miocene and younger volcanic rocks which blanket large areas of the region with lava flows, ash-flow tuff beds and tuffaceous sediments. Primarily rhyolitic in composition, the volcanic cover rocks comprise a bimodal suite also including rocks as mafic as basalt.

Tertiary crustal thinning (extension) commenced in late Eocene and Miocene, approximately coeval with the onset of Miocene volcanism. This extension is generally east-west directed and is manifested in the Basin and Range physiography. The extensional faulting takes the form of normal block faulting which can evolve into listric normal faulting with progressively greater extension. The significant consequence of extensional faulting is the dismemberment and tilting of pre-existing features.

Several aspects of the geologic setting complicate gold exploration in northern Nevada. The largest gold deposits are hosted in the carbonate-rich eastern facies of lower to middle Paleozoic rocks, with much less mineralization found in the allochthonous, western facies siliciclastic rocks. Because of this, most gold mineralization has been discovered where “windows” through the western facies rocks above the Roberts Mountain Thrust expose eastern facies rocks. Miocene volcanic rocks also obscure the underlying geology, almost certainly concealing numerous, to-be-discovered deposits. The extensional faulting distorts and dismembers pre-existing features (including ore deposits), making the projection of mineralized trends beneath younger cover rocks especially difficult.

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7.2	Local Geology

The core of the Pinon Range is comprised of an allochthonous and autochthonous sequence of Ordovician through Mississippian marine sedimentary rocks (Smith and Ketner, 1975). Folds are present, but horst and graben structure developed within a framework of high-angle faults dominates the structure of the range. Tertiary sedimentary rocks deposited in shallow, fresh water lakes and overlying intermediate to felsic Tertiary volcanic rocks are present on the flanks of the range and within surrounding grabens (Table 7.1, Figures 7.3 and 7.4).

Table 7.1. Formation correlation table.

Group Formation Member (Smith, 1963)	Figure 12: Local Geology Map Labels
Quaternary	Qd, Qc, Qcst, Qls, Qay, Qfy, Qfo
Argillite unit in Lee Canyon	Tts8, Tcg8, Tba7, Tts6, Tba4, Telk
Bullion Stock	Trhy3, Tgd2
Diamond Peak and Chainman Webb Argillite unit in Lee Canyon	Mrai, Mton, Mmel, Mc, Mtp Mweb, Mlec,
Argillite quartzite unit in Lee Canyon
Devils Gate Limestone Woodruff Nevada Fm upper dolomite Oxyoke Canyon member Beacon Peak Dolomite Member	Ddg, Dwood, Dnvud, Dnvoc, Dnvbpl, Dnvbp
Nevada Formation	Dnu
Lone Mountain Dolomite	Dslm
Hanson Creek Fm	SOhad
Eureka Quartzite	Oen
Pogonip Group	Opog

Since the Hunsaker (2012a, b) and Shaddrick (2012) reports, twenty-four additional samples of igneous (intrusive and extrusive) rocks from the Railroad Project area were collected and dated by Christopher Henry of the Nevada Bureau of Mines and Geology, University of Nevada (Henry et al., 2015). This work was conducted to further investigate the igneous geology at the Project and its relationship to mineralization. The samples were selected during a program that comprised field work and an examination of drill core to determine rock types, relative (cross-cutting) age relationships and spatial relationships to gold and/or base metal mineralization. The selected samples of igneous rocks and mineralization were sent for petrographic (thin section) analysis, chemical analyses, and 40Ar/39Ar and U-Pb zircon age dating. The age dating work included mineral separations of sanidine, zircon, and/or other appropriate minerals, and was performed at the New Mexico Geochronological Research Laboratory (New Mexico Tech, Socorro, New Mexico) and the USGS – Stanford SHRIMP U-Pb lab (Stanford University, California). Igneous rocks at the Railroad Project were emplaced and/or deposited during at least 4 distinct episodes between 38.9 and 37.5 Ma, with two possible major pulses at 38.4 and 37.8 Ma, that have produced at least 10 distinct rocks types (Henry et al., 2015).

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Figure 7.3. Property geology (after Smith and Ketner, 1975).

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Figure 7.4. Railroad–Pinion Project stratigraphic column.

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These results are consistent with other dates from igneous rocks on the Carlin Trend and the accepted Eocene age for Carlin magmatic and hydrothermal systems.

“The northern portion of the Project is primarily covered with Mississippian Webb or equivalent age rocks [Figures 7.3, 7.3b and 7.4; Table 7.1]. Detailed mapping by Westmont subdivided these units into separate lithologies (Nordquist, 1992). Westmont mapped the units striking northwesterly and dipping north. Some of the historic drillholes were drilled deeper ending in the Devonian Devils Gate Formation. Published reports from the Rain Mine suggest that Mississippian Webb and Chainman formations occur as both allocthonous and autochthonous units (Longo et al., 2002 and Mathewson, 2001).”

Four prominent high-angle fault directions have been identified including west-northwest, north-south, northwest and northeast-striking faults. The north-south striking Bullion Fault Corridor (BFC) separates the Tertiary volcanic rocks to the east from the Paleozoic sediments in the range. Northwest and west-northwest striking faults occur across the Project. Drilling indicates that low-angle faults have juxtaposed Devonian carbonates and Mississippian rocks with evidence of multiple episodes of low-angle faults. These developed a tectonic stratigraphic setting with interleaved Devonian Devils Gate Limestone Formation (Ddg) and Webb Formation (Mw) as well as Webb age equivalent rocks of the Tripon Pass Formation (Mtp (Hunsaker, 2012b).

The Sylvania (Central Bullion) Target area contains a westerly dipping sequence of Paleozoic rocks that are offset into numerous distinct blocks by west-northwest, north-south and northeast-striking faults. The west-northwest trend appears to be the most important structural trend. Fault bounded blocks appear to be affected by intrusion of the Bullion Stock and collapse of the magma chamber. Skarn occurs on the contact of the Bullion Stock and associated intrusive rocks along the Standing Elko dike corridor.

In a recent paper by Jackson et al. (2015), the local geology at North Bullion is described as follows:

“North Bullion (gold deposit) occurs in a triangular shaped horst in the footwall of the major north-striking, steeply east-dipping, North Bullion Fault Zone (NBFZ). The western edge of the horst is bounded by a northeast-striking, northwest-dipping fault. The NBFZ is 300 m wide and apparent normal displacement across the NBFZ is greater than 600 m, as constrained by the deepest holes into the Indian Well Formation volcanic rocks that fill the Bullion graben to the east. Chainman sandstone occupies the center of the horst, and the variable strikes and dips at the surface indicate an open fold is centered on the horst. The western edge of the horst is bounded by a N50E striking, northwest-dipping fault. The triangular shape of the horst is well represented in structure contours on the top of the Devils Gate Limestone.

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.8–38.2 Ma, intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, cap-ping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. The collapse breccia generally exhibits a flat-tabular textural fabric subparallel to today’s surface. All of this evidence supports the formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization.”

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7.2.1	Pinion Geology

The geological setting of the Pinion (southern) portion Project area is the same as that described above for the adjacent Railroad (northern) portion of the Project. Thus, the stratigraphic units observed at the Pinion Project are the same as those described above, as is the overall tectonic history. The property scale geology of the Railroad-Pinion Project area is illustrated in Figure 7.3, and a detailed stratigraphic column of the project area is illustrated in Figure 7.4.

The Pinion Project lies at the southeastern end of the Carlin gold trend and is hosted by a sequence of Paleozoic sedimentary rocks exposed within large structural horst blocks in which the sedimentary rocks have been broadly folded into a southward plunging asymmetric anticline. The apparent dip of the western fold limb ranges from 10 to 25 degrees and the steeper eastern limb dips 35 to 50 degrees. Carlin-type mineralization mineralization at the Pinion Deposit is hosted in dissolution collapse breccia developed along the contact between the underlying Devonian Devils Gate Limestone Formation (Ddg) and the overlying Mississippian Webb Formation (Mw) fine grained clastic sediments and Tripon Pass Formation silty micrite (DeMatties, 2003; Norby et al., 2015). The Pinion thrust occurs beneath or along the base of the deposit and emplaced Devonian Devils Gate Limestone on top of Mississippian Chainman sandstone. Recently, an additional zone of mineralization has been identified at the Pinion Deposit hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone.

The following historic account of the local geology has been reproduced from a previous Technical Report on the Pinion Project by DeMatties (2003):

“The axis of the Pinion Anticline is defined at surface by bedding plane attitudes in thin-bedded siliciclastic strata. This anticlinorium, which can be traced for approximately 2 miles, trends north – south N20ºW and plunges approximately 25º to 30º S. It is characteristically asymmetrical with moderately dipping western limbs and steep eastern limbs. Lower plate, Eastern Assemblage carbonates of Nevada and Devils Gate Formations form the core of the fold, while siliceous clastic units of the upper plate Overlap Assemblage (Mississippian Webb, Chainman, and Diamond Peak Formations) form its limbs (Calloway, 1992a). The high angle faults have dissected and displaced locally the axial trace of the anticlinorium.”

In a recent paper by Norby et al. (2015), the local geology is described as follows:

“The Pinion Deposit is contained within a northwest-trending horst. Faults on the northeast horst margin are linking structures to the more northerly striking, range-bounding structures of the Bullion fault system. The greater Pinion 2.3-kilometer trend of gold concentrations occurs along the footwall of the Bullion fault system where it is offset at the linking structures. The fault on the southwest horst margin continues northwest across the Pinion Range.

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NNE-trending anticlines occur at central and southeast Pinion. A gently west-dipping thrust, separating an overlying normal Devils Gate to Chainman section from an underlying Chainman section, is drill defined beneath the southeast Pinion anticline and the east limb of the central Pinion anticline. Gold is concentrated along the anticline axis and east fold limb at central Pinion, and to a lesser extent along the anticline at southeast Pinion.

Thicker and higher-grade dissolution collapse breccia occurs along the footwall of the steeply NNE-dipping Main Zone Fault, which apparently down-drops the section 40 to 120 meters. This structure could be a left-lateral tear fault related to ESE-WNW compression that also produced the anticlines and thrust. Alternately, the structure could be a fault developed along the steeper limb of a NNE-verging asymmetric fold.

At the North Gold Zone, the host section could be the left-laterally displaced east limb of the central Pinion anticline. Gold mineralization is controlled by the Bullion Fault on the east, and/or a west-northwest structure parallel to the Main Zone.”

7.2.2	Dark Star and Dixie Creek Geology

The Dark Star and Dixie Creek prospects are located to the east of the Pinion Deposit and are hosted in younger, Pennsylvanian-Permian rocks. However, the overall tectonic history is similar to that of the Pinion and Railroad areas. Thus, the Dark Star and Dixie Creek prospects lie stratigraphically up section relative to the Pinion and Railroad areas. A stratigraphic column for the Dark Star area is illustrated in Figure 7.5.

The Dark Star and Dixie Creek prospects lie along what is currently referred to as the Dark Star Corridor (DSC), which was previously referred to as the Dark Star Structural Trend (DSST) which has not been changed in the quotations that follow. The DSC is a north-south zone of gold mineralization and alteration that has affected the Mississippian Chainman, and Pennsylvanian Moleen and Tomera Formations. Gold mineralization at Dark Star has been identified within a decalcified and silicified Pennsylvanian-Permian carbonate unit, consisting of debris flow conglomerate, bioclastic limestone, calcarenite, calcisiltite and minor silty mudstone. These carbonate host rocks were mapped by the USGS as undifferentiated Tomera and Moleen Formations (Smith and Ketner, 1975).

Crown Resources produced a detailed geological report for the area of their Cord Ranch Lease which encompasses the southern portion of the Dark Star Prospect and the Dixie Creek area. The following description of the local geology is from Calloway, 1992:

“The DSST is a prominent north-south to northeast-southwest trending system of folds, high en echelon normal faulting, extensive hydrothermal alteration, silicification, brecciation (both tectonic and hydrothermal) and late stage NE-SW and NW-SE normal faulting. The DSST is expressed on the surface by a nearly linear alignment of moderately to completely silica replaced outcrops. The system has a surface expression of over 5.0 miles in strike length, however geophysical data suggest that it can be extended for an additional 2.5 to 3 miles. The DSST is bounded on the east and west by high angle normal faults forming a north-south trending horst block. Preserved within the horst is the hinge of a large, generally north-south trending antiform. Rocks along the crest of the fold have been subjected to widespread decalcification, episodic silicification and extensive argillization. Multi-stage, heterolithic, matrix and clast supported hydrothermal breccias are common. The stratigraphy of the rocks preserved in the horst block is complex and not easily determined.

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Figure 7.5. Stratigraphic column for Dark Star area (after Calloway, 1992).

QUATERNARY
TERTIARY
Oligocene - Miocene
PERMIAN
PENNSYLVANIAN
MISSISSIPPIAN
Overlap Assemblage
DEVONIAN
Carbonate (Eastern) Assemblage
Alluvium
Basalt flows
Humboldt fm.
Rhyolitic Tuff fm.
UnNamed Post-Strathearn fm.
Moleen / Tomera fm.
Diamond Peak fm.
Chainman fm.
Webb fm.
Devils Gate fm.
Nevada fm.
Volcanics
Limestone
Dolomite
Shale
Siltstone
Sandstone
Conglomerate
Quartzite
Stratigraphic position of gold mineralization within the Dark Star Structural Trend based upon recent mapping and chip re-logging
Stratigraphic position of gold mineralization associated with multilithic collapse breccia Railroad to Pinion trend

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Folded and faulted Paleozoic rocks along the DSST have been buried by Oligocene volcanics and upper Miocene sediments. Some Paleozoics are exposed in windows along fold axes or were erosional highs during deposition of the volcanics and sediments. Early north-south normal faults are truncated by NW-SE trending normal faults which are in turn truncated by NE-SW trending normal faults. Interestingly, the north half of the DSST is characterized by northwest trending normal faults while the southern half has predominantly northeast trending normal faults. Cross-cutting relationships are consistent between the two areas.

Widespread extensive decalcification characterizes the initial phases of alteration followed closely by pervasive silica flooding and weak to intense, texturally destructive silica replacement.

Silicification has ostensibly followed receptive lithologies and hence shows a generalized antiformal distribution mimicking local structural trends.

Argillization forms a broad halo to the entire strike length of the DSST. Argillization grades from intense proximal to weak distal over a distance of 500 ft.”

Recent fieldwork and relogging of RC chips by GSV personnel confirms that gold mineralization at Dark Star is related to a north to north-northeast-striking zone of silicification focused along west-dipping contacts within a coarse conglomerate and bioclastic limestone bearing unit sandwiched between silty limestone units. These sedimentary rocks are cut by thin rhyolite dikes along the DSC.

Dixie Creek gold mineralization is reported to be associated with jasperoids and silicified conglomerates along a prominent resistant ridge. Redfern (2002) suggests the jasperoids and conglomerates are part of the Chainman Formation, and that they are visibly intruded by a number of felsic intrusions including dikes, sills and stocks. However, more recent work by Gold Standard personnel indicates that the host sedimentary package of siliciclastics and limestones is likely part of the Pennsylvanian Tomera or Moleen formations. The host rocks for the Dixie Creek gold mineralization are similar in nature to those that host the Dark Star gold deposit, and the Dixie Creek mineralized zone is hosted within the southern portion of the DSC.

7.3	Mineralization

Historic and recent exploration, including a number of extensive drilling programs, conducted by GSV and previous owners/operators throughout the Railroad–Pinion Project area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including Rain and Emigrant (Koehler et al., 2014; Norby et al., 2015). Mineralization occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccias developed along the contact between silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone (Norby et al., 2015; McCusker and Drobeck, 2012).

Geological and geochemical work by GSV since 2010 has resulted in the identification of 16 prospect areas (or zones of mineralization) at the Railroad Project area (Figure 7.6). To date, nine of the Railroad prospects have been drill tested by GSV. Eight prospects have been identified within the Pinion Project area including the Pinion and Dark Star deposits (Figure 7.6). The Company has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star prospect covering the Dixie Creek prospect. Since GSV amalgamated the Railroad–Pinion Project three NI 43-101 compliant mineral resource estimates have been completed at the Pinion (Dufresne et al., 2014; Dufresne and Nicholls, 2016) and Dark Star prospects (Dufresne et al., 2015). The following section provides geological descriptions for the current Railroad–Pinion Project target areas and the mineralization in these areas.

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Figure 7.6. Railroad–Pinion Project prospects (mineralized zones).

580000
590000
4490000
4480000
4470000
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
West Pine Mountain Target
Bullion Stock
Central Bullion Target
Mill Creek Target
Lee Canyon Target
Bullion Fault Corridor Target
South Bullion Fault Corridor Target
South Fault Target
LT Target
Dark Star North
Irene
Pinion
Dark Star
Papoose Canyon
JR Buttes
PINE VALLEY
ELKO
EUREKA
N

Legend

Target Area(s)

- Railroad Project
- Pinion Project
- Bullion

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Prospect Locality

1:175,000

0 — 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

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7.3.1	North Bullion

Carlin-style disseminated gold mineralization at North Bullion is not exposed at surface. The bulk of the geological understanding and interpretation of the North Bullion prospect has come from core drilling of associated geophysical anomalies (gravity and CSAMT). Gold mineralization is focused in the footwall of the Bullion Fault zone (see Footwall Model in Section 8 below), a north-south striking zone of normal faults with an overall down to the east sense of motion. The footwall is a horst of Paleozoic siliciclastic and carbonate rocks, whereas the hanging wall is a deep graben filled with Tertiary volcanic rocks. In the footwall north-south-, northwest-, west-northwest- and northeast-striking faults appear to be important controls on mineralization.

North Bullion was a blind gold discovery in 2010, when a process of vectoring from surface gravity surveys were combined with geological models and geological drillhole data, lead to intercepts of 32 m of 1.39 g Au/t and 43.6 m of 1.21 g Au/t in drillhole RR10-8 (Jackson et al., 2015). The gold system remains open in all directions and spans an area of 400 m by 1,200 m.

The North Bullion Deposit occurs in a triangular shaped horst in the footwall of the major north-south striking, steeply east-dipping, North Bullion Fault Zone (NBFZ). The western edge of the horst is bounded by a northeast-striking, northwest-dipping fault. The deposit is blind with the gold system capped by gently east-dipping, dacite sills. In general, gold is hosted in two zones, a gently to moderately dipping upper zone of strongly sheared siliciclastic and carbonate rocks (a mixed composite of Mississippian Webb and Tripon Pass formations) and a flat lying, lower zone of dissolution collapse breccia developed above and within silty micrite of the Mississippian Tripon Pass Formation and calcarenite of the Devonian Devils Gate Limestone (Jackson and Koehler, 2014; Jackson et al., 2015). Between strands of the NBFZ, breccia with both collapse and tectonic features propagated upwards through the Mississippian section incorporating Webb Formation silty mudstone, Tripon Pass Formation silty micrite and Chainman Formation sandstone. Figure 7.7 displays the tectonic-stratigraphic setting for gold mineralization at North Bullion.

Gold zones range from 105 to 400 meters in depth, and steepen from flat (10 degrees) to moderate (45 degrees) dips to the east, as they approach the western strand of the NBFZ. Gold is associated with sooty sulfides, silica, carbon, clay, barite, realgar and orpiment in addition to elevated As, Hg, Sb and Tl. High-grade (> 6 g/t Au) gold has been intercepted in both the upper and lower gold zones. Some of the best gold intercepts include:

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Figure 7.7. North Bullion tectono-stratigraphic column (after Jackson et al., 2015).

tion
Gold Zones
Tectono - Stratigraphic Section
500 ft
Argillization - (including quartz/sericite/ pyrite altered Dacite)
Weak Argillization
Decalcification and Argillization
Silicification Decarbonatization Dolomitization
Weak Decalcification
1000 ft
Weak Silicification and Argillization increasing down
Silicification
Decarbonatization Dolomitization
1500 ft
Moderate Silicification
2500 ft
100 m
200 m
300 m
400 m
500 m
600 m
700 m
500 ft
>0.100 ppm
Upper Zone
>0.300 ppm
>6 ppm
1000 ft
Lower Zone
1500 ft
2000 ft
2500 ft
Tertiary Indian Well Fm. (Tiw)
Tuff and Lava Flows, 15-40% phenos
Tertiary Elko Fm. (Te)
Mudstone, Sandstone, Micrite, Conglomerate
Mississippian Chainman Fm. (Mc)
Sandstone (45%)
Silty Mudstone (45%)
Conglomerate (5-10%)
Eocene Dacite Porphyry Sills (38.2-38.8 Ma Hen
Silty Mudstone, Sandstone
Sandstone (50%), Silty Mudstone (50%)
Mississippian Tripon Pass Fm. (Mtp)
Limestone 1 - Micrite
Multi-Lithic Breccia
Sandstone (50%), Silty Mudstone (50%)
Limestone 2 - Calcarenite, Calcisiltite >> Micrite,
Highly variable section
To East:
Multi-Lithic Collapse Breccia
To West:
Mississippian Chainman Fm. (Mc)
Sandstone (60%), Mudstone (30%), Conglome
To North:
Micrite and Silty Mudstone at base
Devonian Devils Gate Limestone (Ddg)
Calcarenite > Calcsilitite, Micrite, Bioclastic Lim
Devonian Sentinel Mountain Dolomite (Ds)
Dolomite
Devonian Oxyoke Sandstone (Do)
Calcareous Sandstone
Devonian Beacon Peak Dolomite (Db)
Dolomite

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•	RR12-10 upper zone: 124.1 m (core length) of 4.05 g/t Au from 218.0 to 342.1 m; including a high grade zone of 16.5 m core length of 15.09 g/t Au, and

•	RR13-11 lower zone: 98.2 m (core length) of 3.26 g/t Au from 313.4 to 411.6 m; including a high grade zone of 17.1 m (core length) of 9.98 g/t Au.

Hydrothermal alteration is characterized by a progression from distal breccia with calcareous clasts and calcite cement to intermediate breccia with dolomitized clasts and dolomite cement to proximal breccia with silica/sulfide cement and replacement of clasts. Dolomitization of the Devils Gate limestone thickens and strengthens towards the NBFC. Veinlets show a general zonation around the deposit from an outer calcite shell to intermediate ferroan dolomite to barite +/- quartz immediately above, within and below the gold zones (Jackson et al., 2015).

Intrusive relationships and tilting of units indicate the deposit formed during an Eocene event with synchronous intrusion, hydrothermal activity and extensional movement on graben-bounding faults. Dacite sills, dated at 38.2-38.8 Ma (Henry et al., 2015), intruded steeply dipping faults within the NBFZ and low angle, bedding parallel faults, capping the gold system. The margins of dacite dikes and sills are commonly sheared and some dacite occurs as clasts within mineralized dissolution collapse breccia, indicating continued movement along faults and hydrothermal activity after emplacement of the dacite. In fault steps within the NBFZ, the Eocene Elko Formation has the same moderate eastward dip as the underlying Paleozoic rocks. All of this evidence supports the formation of North Bullion during a very dynamic, focused Eocene event with synchronous extension, intrusion and Carlin-style mineralization

Gold Standard supported a North Bullion-focused M.Sc. thesis with the University of Nevada Las Vegas designed to determine the mineralogy and paragenesis of mineralization and alteration, determine the size and intensity of alteration haloes of both visible alteration minerals and stable isotope signatures, and characterize fluid pathways (Newton, 2015; Newton and Cline, 2014). The thesis yielded the following findings: 1) mineralogical characteristics examined to date indicate that the North Bullion mineralization displays ore pyrite chemistry, textures and alteration minerals similar to known Carlin–type gold mineralization; 2) the North Bullion pyrites have partial Au-bearing rims and the same trace element chemistry as known Carlin–type gold mineralization; 3) the host rocks at North Bullion have been locally decarbonatized, argillized, dolomitized and silicified, exhibiting alteration similar to known Carlin–type gold mineralization, and 4) the mineralization is hosted along lithologic contacts, within mudstone/silty mudstone/limestone and/or multilithic breccia, and within the lower collapse breccia zone (Newton and Cline, 2014). Petrography indicates that collapse and tectonic breccia within the area formed during the pre-, syn-, and post-gold mineralization stages (Newton, 2015; Newton and Cline, 2014). This may indicate that the multi-stage brecciation was related to multiple episodes of movement and long-lived hydrothermal activity along the Bullion Fault Corridor (BFC) and other related structures in the area (Newton and Cline, 2014).

7.3.2	Bald Mountain

At the Bald Mountain target, discrete and separate disseminated gold and copper mineralization is hosted in strongly oxidized, collapse breccia bodies developed along the contact between quartz hornfelsed silty mudstone of the Webb Formation lying immediately above marbleized Devonian Devils Gate Limestone (Koehler et al., 2015). The collapse breccia zone correlates with a prominent gravity low on the southern flank of Bald Mountain. The Bald Mountain target comprises a large complex mineralizing system measuring 700 feet (~210m) north-south by 1,800 feet (~550m) east-west. Mineralization starts at ~325 feet (~100m) below surface on the east side of the target and ranges between 40 and 250 feet (~12-75m) in thickness.

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Gold and copper mineralization at Bald Mountain is spatially separate with gold mineralization occurring in the upper part of the breccia whereas the copper mineralization is located in the lower part of the breccia above the Devils Gate marble. A Carlin-style structural framework of north-, northeast- and west northwest-striking faults, and quartz porphyry to dacite filled faults cut through this target. Vertical and laterally-extensive hydrothermal alteration comprises oxidation, clays, silicification, and quartz veins/stockworks.

In late 2014, 16 samples of drill core from hole RRB13-01 within the Bald Mountain prospect were submitted for petrographic analysis by consultant Mark McComb (McComb Petrographics, Buena Vista, Co). The samples revealed textures and mineralogy representative of altered skarn style mineralization (McComb, 2014). Garnet appears to have been the main skarn mineral that has been largely replaced by silica and iron oxides by a late Carlin-style silicification event. Ghosted outlines of pyroxene and amphibole were also reported and the iron oxides observed were interpreted as replacing primary pyrrhotite.

The Bald Mountain prospect is currently at an early stage of exploration. All 5 of the 2014 Bald Mountain drillholes intersected significant intervals of precious and base metal mineralization that remain open in all directions.

7.3.3	Central Bullion (Sylvania)

At Sylvania, silver, copper, lead, zinc and minor amounts of gold occur within skarn along the west-northwest-striking, dike-filled Standing Elk fault near the margin of the Bullion Stock (Koehler et al., 2015). The Standing Elk fault is part of a larger, 0.5 km wide x 5 km long corridor of west-northwest-striking dikes. Prograde skarn alteration includes bleaching, andradite and grossularite garnets, pyroxene in Devils Gate Limestone and endoskarn in the Bullion Stock. Retrograde alteration includes deep oxidation, clays and muscovite. Dating using 40Ar/39Ar and U-Pb methods indicate skarn mineralization formed during emplacement of the 38.2 Ma Bullion Stock. Mineralization begins at, or very near, surface and has been traced down dip to ~1100 feet (330 m) below surface, and remains open in all directions.

7.3.4	Railroad Fault

The Railroad Fault target area encompasses a west-northwest trending structural corridor, which includes the historical POD deposit area. Section 6.2 of this report discusses historic resource estimates for the POD (Railroad) zone of mineralization. The following description of the Railroad Fault target is taken from Hunsaker (2012b):

“The Railroad Fault Target area has a geologic setting similar to the North Bullion Target zone. Drilling by Gold Standard Ventures and historic drilling has demonstrated the presence of Carlin-style gold-bearing mineralization. Historic estimates, work completed by previous operators, and GSV exploration describe gold mineralization associated with jasperoids, silicification, argillization, pyritization, barite, and potentially dolomitization within a west-northwest trending corridor. Generally, mineralization is associated with the contact zone of the Mississippian Webb and the Devonian Devils Gate Formation. A historical estimate (non NI-43-101 compliant) was done for a zone 1500 feet long (northwest-southeast), 400 feet wide and approximately 200 feet thick. The zone is as shallow as 20 feet below the surface and has good continuity. The broader Target area has widespread gold mineralization in drilling and surface geochemistry with the favorable characteristics (noted above) mapped on the surface or noted in drilling. The work completed and data available throughout the broader Railroad Fault Target area are insufficient to determine the length, width, depth, or continuity of the gold mineralization.”

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7.3.5	Bullion Fault Corridor

Carlin-style hydrothermal alteration, gold mineralization and associated trace element geochemistry occur beneath post-mineral volcanic cover along the Bullion Fault Corridor to the south of the North Bullion target. Zones of anomalous (<0.010 oz Au/st) Carlin-style gold mineralization and elevated arsenic occur in close association with silicified, dolomitized and clay altered Paleozoic rocks, and quartz-sericite-pyrite altered igneous dikes.

7.3.6	Cherry Springs

The Cherry Springs target was identified based on geologic mapping, gravity and CSAMT. At this location, drilling targeted Carlin-style disseminated gold mineralization at two separate structural intersections with the west-northwest-striking Cherry Spring fault. Similar to the North Bullion target, Cherry Springs is a blind target. The best intercepts were returned from drillhole RR12-29, which intersected 18 feet of 0.021 oz Au/st and 13 feet of 10.94 oz Ag/st. Disseminated gold and silver mineralization occurred with silicification, barite, carbon, barite in a multilithic collapse breccia at ~1400 ft depth.

7.3.7	LT

The LT target area has a geologic setting similar to that of the North Bullion prospect. Historic drilling, soil geochemistry, and rock geochemistry have demonstrated the presence of gold-bearing mineralization with similar favorable characteristics (Hunsaker, 2012). The LT area is complicated by numerous high angle faults, and the presence of gravity slide blocks that shuffle and comingle Paleozoic siliciclastic and carbonate rocks into a complex tectono-stratigraphic sequence.

7.3.8	North Ridge

The North Ridge target comprises soil geochemical anomalies that suggest the presence of a gold-bearing mineralized system and a coincident geophysical (gravity) anomaly that together indicate the presence of major fault zones.

7.3.9	South Bullion Fault Corridor Target

Mapping at this location illustrates a structural intersection of the north-south striking Bullion Fault Corridor and several northeast- and northwest-striking faults within the Lone Mountain Dolomite, Nevada Group dolomite and Oxyoke Formation. Results from 505 rock samples identified the following range of assays: <0.005 – 1.425 ppm Au; <0.2 – 418 ppm Ag; <1 – 30,960 ppm Cu, <2 – >300,000 ppm Zn, and <2 – 120,200 ppm Pb indicating the presence of a large mineralized zone with similar structural and geochemical signatures to Carlin-style mineralization.

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7.3.10	Lee Canyon Target

This target area is characterized by numerous historic adits and shafts on the southwest flank of the Bullion Stock. The historic workings accessed base metal skarn deposits hosted in bleached, metamorphosed Devils Gate Limestone Formation carbonate rocks. North-south and northeast-striking faults cut the marble at this location. Results from 301 rock samples identified the following range of assays: <0.005 – 1.93 ppm Au, <0.2 – 2,570 ppm Ag, 1 – 190,200 ppm Cu, <2 – 40,930 ppm Pb, and 3 – 150,900 ppm Zn.

7.3.11	Mill Creek Target

At this location west of the Bullion Stock, siliciclastic rocks in the upper plate of the Roberts Mountains Thrust (RMT) and rocks of the Chainman and Webb Formations in the lower plate of the RMT have been cut by northwest-striking quartz feldspar porphyry dikes and northeast-striking faults. Weak hornfels development, silicification and quartz veining have been identified by mapping. Results from 219 rock samples identified the following range of assays: <0.005 – 0.124 ppm Au, <0.2 – 10 ppm Ag, <2 – >10,000 ppm As, and 2 – 4,400 ppm Zn.

7.3.12	West Pine Mountain Target

This target area is located on the western flank of Pine Mountain, a prominent topographic feature that exposes Paleozoic carbonate rocks of the Devils Gate, Nevada Group and Oxyoke Formations. Results from 211 rock samples identified the following range of assays: <0.005 – 0.25 ppm Au, <0.2 – 2.8 ppm Ag, <0.2 – 523 ppm As, 2 – 46,300 ppm Zn.

7.3.13	South Fault Target

This target area is dominated by an east west striking fault that juxtaposes Chainman Formation sandstone against Woodruff Formation mudstone. Results from 143 rock samples identified the following range of assays: <0.005 – 0.011 ppm Au, <0.2 – 3,800 ppm Zn, <1 – 197 ppm Mo.

7.3.14	Pinion Deposit Area

Historic and recent exploration, including a number of extensive drilling programs, conducted by GSV and previous owners/operators at the Pinion Deposit area has demonstrated the presence of Carlin-style gold mineralization similar in setting and style to that of other deposits in the area including North Bullion, Rain and Emigrant (Koehler et al., 2014; Norby et al., 2015; see Section 16 below). Mineralization at Pinion occurs mainly as finely disseminated gold in largely stratiform jasperoid (silicified) bodies that represent dissolution, collapse breccia developed along the contact between the Mississippian Tripon Pass Formation silty micrite and Devils Gate Limestone Formation calcarenite (Norby et al., 2015; McCusker and Drobeck, 2012). The stratigraphic setting for gold mineralization at the Pinon Deposit is illustrated below in Figure 7.8.

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Figure 7.8. Pinion Deposit stratigraphic setting (after Norby et al., 2015).

PINION GOLD DEPOSIT STRATIGRAPHIC SECTION

Alteration
Gold Zones (g Au/t)
Tectono - Stratigraphic Section
OXIDE
Argillization
Oxidation
Argillization
Silicification
LIMONITE
Decalcification
Decalcification/Silicification
Decalcification
Silicification
Argillization
Dissolution Collapse Breccia
Oxidation
Decalcification
Silicification
Argillization
Dissolution Collapse Breccia
Oxidation
Argillization
> 0.14
> 0.14
> 0.30
> 0.50
> 0.30
> 0.50
> 0.30
> 0.14
> 0.30
> 0.50
> 0.14
> 0.14
> 0.14
Mississippian Tonka Fm. (Mt)
Clasts of underlying lithologies Conglomerate > Sandstone >> Silty Mudstone >> Silty Micrite. Matrix calcareous
100 m
Mississippian Chainman Fm. (Mc)
Sandstone > Conglomerate >> Silty Mudstone
200 m
300 m
400 m
Calcareous in base
Mississippian Webb Fm. (Mw)
Silty Mudstone > Sandstone
Mississippian Tripon Pass Fm. (Mtp)
Silty Micrite
Local Limey Sandstone bed at base
Multi-Lithic Breccia (mlbx)
Silty Micrite > Silty Mudstone > Calcarenite >> Sandstone ± Tertiary Intrusive
600 m
Devonian Devils Gate Limestone (Ddg)
Calcarenite >> Micrite
700 m
800 m
Tertiary Intrusive (Ti)
Quartz-Feldspar Porphyry
Mississippian Chainman Fm. (Mc)
Sandstone > Conglomerate >> Silty Mudstone ± Quartz-Feldspar Porphyry
900 m
50 meters

Robert J. Edie
Michael T. Harp
January 2015

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The Pinion Deposit is located at the south end of the Bullion Fault Corridor. Previous exploration by other companies identified two adjacent zones of gold mineralization identified as the Main Zone and North Pod Zone. The Main Zone trends approximately N60ºW to N70ºW, reaches up to 5,200 ft (1,580 m) along strike and is approximately 2,300 ft (700 m) wide. Schematic example cross-sections of the geology and gold mineralization along with locations of the cross-sections are provided in Figures 7.9a to 7.9d. Gold deposition is thought to have occurred contemporaneous with breccia development and with late silica flooding and quartz veining. Barite-rich breccias can also be observed associated with jasperoid bodies at surface. Norby et al. (2015) summarize the gold mineralization at Pinion as follows:

“Gold is hosted in a persistent blanket in a stratiform multilithic, collapse breccia. Breccia clasts grade from dominantly silty micrite (Tripon Pass) in the top of the breccia to calcarenite (Devils Gate) in the bottom, with lesser clasts of Webb silty mudstone and Chainman sandstone. Thickness and gold grade of multilithic breccia increase markedly proximal to feeder structures.

Alteration consists of collapse breccia formation, silicification, decalcification, clay replacement, sooty sulfide dissemination (oxidized to iron oxide), and barite flooding. Trace elements associated with gold are silver, antimony, arsenic, barium, and mercury.

A type of mineralization with more typically epithermal-like textures is also present at Pinion. Banded fine-grained to fine-cockscomb silica occurs throughout the deposit, locally with stibnite (stibiconite) and elevated silver to 70 ppm.”

Significant control on the distribution of gold appears to have been exerted by folding and graben development in that the highest grades and thickest mineralization occurs in the apical hinge portion of the Pinion anticline, which appears to form a horst. Following an extensive data verification program, a 13 hole confirmation drill program conducted by GSV in early 2014 was followed by a second drilling phase of 44 holes resulting in the addition of a number of significant gold intersections indicating that gold mineralization associated with multilithic breccia remains open along and across strike.

7.3.15	Dark Star Area

Exploration at the Dark Star target area has demonstrated the presence of Carlin-style gold mineralization. The Dark Star Prospect occurs at a higher stratigraphic level than the Pinion Deposit and occurs within rocks mapped as undifferentiated Pennsylvanian Tomera and Moleen Formation by Smith and Ketner (1975), which is cut by north, northeast and northwest striking faults and hydrothermal breccias and/or jasperoids. Dark Star gold mineralization occurs in a 400 to 600 m wide, 6 km long, linear, north trending horst that is part of a structural zone defined as the DSC (Harp et al., 2016).

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Figure 7.9a. Pinion Deposit area local geology and cross section locations.

584000
585000
586000
4481000
4480000
4479000
Qal
Qc
Dox
Dnb
Dnu
Mc
MPt
Tiw
Dgd
Mw-Mtp
S1
mlbx
S2
Mtp
Mw
S3
Tes
Mcsh
N
Legend
Pinion Section Traces
Pinion Project Mineralized Zones
Project Area
Pinion Project
Geology
Fault - approximate location
Fault - concealed
Fault - exposed
Fault - queried
Slump scarp
Photolinear interp as fault
Quaternary
Qal Alluvium
Qc Colluvium
Tertiary
Tiw Indian Well Formation
Tes Eocene Conglomerate, Sandstone and Siltstone
Mississippian
Mc Chainman Formation-Undifferentiated
Mcsh Chainman Shale
Mtp Tripon Pass Formation
Mw-Mtp Webb - Tripon Pass Formations
Mw Webb Formation
MPt Tonka Formation
Devonian
Nevada Group
Dnl Beacon Peak Formation
Dox Oxyoke Canyon Formation
Dnu Telegraph Canyon Formation
Ddg Devil's Gate Limestone
Undefined
mlbx Multilithic Breccia
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Pinion Geology and Cross Section Locations
1:25,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Figure 7.9b. Pinion Deposit cross section S1.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
SB-102
SB-104
CPR-036
CPR-037
CPR-075
CPR-085
SB-084
SB-083
CTC-022
7200ft Elev
6800ft Elev
Mineralization
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 3504.72
Plot Date
27-Mar-2014
Sheet
1 of 1
Plot File: Vizex
50
0
50m
Transform Section #4
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

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Figure 7.9c. Pinion Deposit cross section S2.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
CTC-013
CPR-092
CPR-093
TCT-010
CPR-066
CPR-109
TCT-024
TCT-019
TCT-018
PMZ-03-04
TCX-003
7000ft Elev
6800ft Elev
Mineralization
GSV
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 2080.47
Plot Date
27-Mar-2014
Sheet
1 of 1
Plot File: Vizex
Transform Section #1
+/-50 Ft
Gold Standard Ventures Corp
Pinion Project

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Figure 7.9d. Pinion Deposit cross section S3.

SW
NE
Gold
> 20.0 g/t Au
5.0 to 20.0 g/t Au
1.0 to 5.0 g/t Au
0.5 to 1.0 g/t Au
0.3 to 0.5 g/t Au
<= 0.3 g/t Au
7200ft Elev
6800ft Elev
6400ft Elev
TCX-025A
TCX-025
SB-015
SB-140-97
SB-108
SB-071
SB-114
SB-066
SB-078
SB-111
SB-019
SB-112
SB-134
SB-020
SB-133
Mineralization
GSV
Stratigraphy
Transported
Chainman Fm
Webb Fm
Devils Gate LS Fm
Scale
1 : 4810.95
Plot Date
27-Mar-2014
Sheet
1 of 1
Plot File: Vizex
100
0
100m
Transform Section #2
+/-100 Ft
Gold Standard Ventures Corp
Pinion Project

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Recent fieldwork and an RC chip relogging program conducted by GSV personnel have confirmed that gold mineralization at Dark Star is related to a north to north-northeast striking zone of silicification focused along west-dipping contacts, within coarse conglomeratic debris flows intercalated with bioclastic limestone between relatively impermeable fine grained silty limestone units. These sedimentary rocks are cut by thin rhyolite dikes that are part of the DSC. Alteration is characterized by silicification, decalcification, argillization and barite. Several stages of strong tectonic, collapse and hydrothermal breccia are pervasive through the mineralized zone. Alteration of the lower silty limestone unit is characterized by decalcification, argillization, and weak silicification. Dark Star has vertically extensive, pervasive oxidization from the surface to a depth of 275 meters. However, thin zones of unoxidized sulfide are present. These zones comprise less than 2% of the mineralized rock in the deposit. Trace elements related to gold are As, Sb, Hg, Ba, Zn, and Se. Anomalous gold mineralization at Dark Star has been intersected over an area approximately 2,000 ft (610 m) long (along a roughly north-south trend), up to 1,610 ft (490 m) wide and up to a depth of 690 ft (210 m) below surface.

7.3.16	Dixie Creek

The Dixie Creek and the Dark Star prospects lie along the Dark Star Corridor (DSC), which is a 6 km long corridor characterized by a horst that exposes altered and silicified Pennsylvanian siliciclastic and carbonate rocks. The DSC represents a large and impressive exploration target comprising a regional north-south zone of faulting and felsic dikes with associated jasperoids and surface geochemical anomalies (Harp et al., 2016; Redfern, 2002; McCusker and Drobeck, 2012).

Dixie Creek gold mineralization is reported to be associated with Jasperoids and silicified conglomerates along a prominent north-south resistant ridge (Redfern, 2002). Similar to the Dark Star Prospect, there are a number of visible felsic intrusions including dikes, sills and stocks in the area of the jasperoids and silicified sedimentary rocks. Dixie Creek gold mineralization appears to be hosted in Pennsylvanian-Permian carbonate rocks that belong to the same stratigraphic section as Dark Star. Similar to the Dark Star area, the Dixie Creek target area has an associated large low-level gold and arsenic surface geochemical anomaly.

Historical drilling at the Dixie Creek Prospect has identified gold mineralization similar in tenor and width to that at the Dark Star Prospect as exemplified by diamond drillhole CDC97-34, which intersected 35.05 m of 0.86 g/t Au between 100.59 m and 135.64 m. Additional exploration work and drilling is warranted at the Dixie Creek Prospect.

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Figure 7.10. Dark Star Deposit detailed tectono-stratigraphic section.

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8	Deposit Types

Gold Standard currently recognizes three styles of mineralization within the Railroad-Pinion Project area:

•	Carlin-type sedimentary rock-hosted gold mineralization.

•	Skarn-type silver, copper, lead, zinc, gold mineralization.

•	Sedimentary rock-hosted gold, silver and copper mineralization hosted in hornfelsed Paleozoic rocks (similar to geologic patterns observed at the Mike Gold-Copper-Zinc-Silver Deposit, as described by Norby and Orobona, 2002).

Since mid-2012 (Hunsaker, 2012a, b; Shaddrick, 2012), the information on deposit types for the Railroad-Pinion Project area has evolved and been modified due to observations related to the collection and interpretation of ongoing additional exploration data.

The detailed deposit models utilized by Gold Standard for the Railroad Project are based on direct exploration and mine development experiences on the Carlin and Battle Mountain-Eureka gold trends by Gold Standard geologists and include the following elements; uplifted siliciclastic and carbonate rocks favorable for development of Carlin-style sedimentary rock-hosted gold deposits; similar geologic patterns of Paleozoic host rocks; similar geologic patterns of alteration and mineralization at Railroad to well-documented disseminated gold deposits on the Carlin Trend; the presence of collapse style breccias at Railroad that host gold mineralization; close proximity to a multi-phase igneous stock; dike/sill-filled fault corridors; and the presence of west-northwest, north-south, northeast and northwest striking faults. The identification of these geologic patterns at the Railroad-Pinion Project lends credence to the mineralization models that are being used on the Project. Geologic features that form characteristic patterns associated with Carlin-type, sedimentary rock-hosted gold mineralization include:

•	Gold deposition at siliciclastic rock / carbonate rock contacts.

•	The “footwall model”, which refers to sedimentary rock-hosted gold mineralization occurring in favorable Paleozoic carbonate rocks in the footwall (horst) of a normal fault that typically has +500 feet (+150 m) of normal displacement. Many Carlin-type, sedimentary rock-hosted gold deposits are characterized by this model, including but not limited to: Leeville (Jackson et. al., 2002), Betze-Post and Meikle (Bettles, 2002) and Deep Star (Clode et. al., 2002).

•	Collapse breccia developed in carbonate rocks, and in overlying siliciclastic rocks. Collapse breccia is one of the preferred hosts for disseminated gold mineralization.

•	West-northwest, northwest-, northeast-, and north-south-striking high-angle faults.

•	Folds. Anticlines and overturned anticlines are structural features that serve as hydrothermal and metal-bearing fluid traps.

•	Alteration types include: dolomitization, decalcification, silicification, argillization, oxidation, fine-grained sooty pyrite, carbon and barite. Teal and Jackson (1997) noted that these types of deposits typically contain laterally and vertically continuous zones of hypogene oxidation.

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•	Proximity to a multi-phase igneous center with associated igneous dikes and sills.

•	Microscopic gold associated with arsenic-rich pyrite. Associated trace elements include arsenic, mercury, antimony, thallium and zinc.

Geologic features and patterns associated with Carlin-type sedimentary rock-hosted gold mineralization have been identified and verified by geologic work and drilling on the Railroad-Pinion Project. Specific areas for this type of mineralization include the North Bullion Target and the Railroad Fault Target, within the Railroad Project area, and the Pinion and Dark Star prospects within the Pinion Project area.

At the Railroad Project, skarn-type silver, copper, lead, zinc and gold mineralization/deposits occur within metamorphosed and metasomatically-altered Paleozoic limestone, dolomite, calcareous sandstone (exoskarn), and in igneous rocks (endoskarn). Metamorphism and skarn formation are related to a multi-phase igneous center known as the Bullion Stock. Alteration produced by the skarn event includes bleaching, andradite and grossularite garnets, pyroxene and a wide variety of calc-silicate minerals. Mineralization forms irregular bodies, chimneys, veins, and manto–style replacements typically within brecciated and metamorphosed Paleozoic carbonate rocks, along or proximal to high angle structures. Mineralization is typically associated with deep oxidation, argillization and close proximity to igneous dikes along the west northwest-striking Standing Elk fault corridor. Historic underground production and historic drilling, in addition to more recent mapping, geochemical sampling, and drilling results verify this style of mineralization and exploration model at the Central Bullion Target.

Sedimentary rock-hosted, disseminated gold, silver, copper and zinc mineralization is found in Paleozoic rocks within the hornfelsed aureole of the Bullion Stock at the Bald Mountain Target. This style of mineralization/deposit is a hybrid of characteristics described for the Carlin-type sedimentary rock-hosted gold mineralization and skarn deposit types described above. In this setting, spotted hornfels is developed in Paleozoic siliciclastic and carbonate rocks. Multilithic collapse breccias that contain fragments of a variety of sedimentary rocks along with hornfels, skarn and intrusives are the host to gold, silver, copper and zinc mineralization. The gold and copper/zinc intercepts are tabular and are spatially separate, with the gold zone occurring in the upper portion of the breccia and the copper/zinc zone located in the lower part of the breccia above the Devils Gate Formation marble (Jackson and Koehler, 2014). Alteration features include: vertically-extensive oxidation, argillization, silicification, quartz veining and bleaching. Quartz porphyry and dacite dikes, filling northwest- and west northwest-striking faults, occur in this setting. These geologic characteristics are similar to mineralization at the Mike Deposit on the Carlin Trend (Norby and Orobona, 2002). Geologic mapping, geochemical sampling and core drilling by Gold Standard have verified this style of mineralization at the Bald Mountain Target.

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9	Exploration

Gold Standard has been exploring the Railroad–Pinion Project area since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Exploration work from 2010 to 2016 has consisted of geological mapping, geochemical and geophysical surveys, and drilling. Gold Standard has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the Property. This section briefly describes previous exploration work completed by Gold Standard from 2010 to 2015 and details work recently completed in 2016 and its results.

9.1	Previous Exploration (2009-2015)

Prior to 2015, exploration activities by Gold Standard focused on the Railroad Project while work completed in 2015 largely focused on the Pinion Project (after its acquisition in 2014). This section is a summary of work completed for the Railroad–Pinion Project from 2009 to 2015. A thorough discussion of these work programs and their results and interpretations is presented in previous Technical Reports on the Project (Hunsaker, 2010, 2012a, 2012; Shaddrick, 2012; Koehler et al., 2014; Turner et al., 2015; and Dufresne and Koehler, 2016).

9.1.1	Geological Mapping

Previous exploration companies and government agencies have conducted geological mapping in the Railroad–Pinion Project area at a variety of scales. To improve and standardize the earlier work, Gold Standard geologists have implemented a factual-based format of geological mapping (Anaconda Style) using multiple map layers to record, illustrate and synthesize geological data at a common scale.

9.1.2	Geophysics

There is a significant and growing database of geophysical information for the Railroad–Pinion Project that includes gravity, Controlled-Source Audio Magneto-Telluric (CSAMT) and ground magnetic surveys. These surveys have been employed to aid in identifying geological structures, key lithologies and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys have aided in drillhole targeting.

Gold Standard completed six gravity surveys from 2009 to 2015, collecting measurements from 3,991 stations covering most of the Railroad-Pinion Project area (Figure 9.1; Table 9.1; Wright, 2009, 2010, 2012c, 2013b, 2014a, 2015a). The gravity surveys were designed to delineate structures, particularly those in areas lacking bedrock exposures and/or those areas under cover, and to identify rock types and alteration related to sediment-hosted gold and skarn type base/precious metal mineralization (Wright, 2013b).

Gold Standard completed six CSAMT surveys from 2012 to 2015, collecting measurements over 64 line-km (39.8 line-miles) covering the Bullion Fault Corridor and the Pinion, Dark Star and Bullion Deposits and their surrounding areas (Figure 9.1; Table 9.1; Wright, 2012a, b, 2013a, 2014b, 2015b). The CSAMT surveys were designed to assist in identifying faults and prospective host rocks for mineralization.

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Table 9.1. Summary of previous geophysical work completed for the Pinion–Railroad Project by GSV from 2009 to 2010.

Year	Gravity (No. Stations)	Magnetics		CSAMT
		(line-km)	(line-miles)	(line-km)	(line-miles)
2009	1089	-	-	-	-
2010	1268	-	-	-	-
2011	455	-	-	-	-
2012	-	-	-	20.4	12.7
2013	578	-	-	3.6	2.2
2014	200	196.6	122.2	22	13.7
2015	401	-	-	21.2	11.2
Total	3991	196	122.2	64	39.8

Gold Standard completed a ground magnetic survey over the Bullion Stock target and its surrounding area in 2014, collecting measurements over 196 line-km (122.8 line-miles; Figure 9.1; Table 9.1) covering an area of approximately 4,870 acres (1,970.8 hectares). The survey was designed to define the extent of the Bullion Stock and explore for skarn alteration (Wright, 2014c).

In addition to Gold Standard’s geophysical work, the Company acquired data from 79 gravity stations located in the Railroad Project area from Newmont Mining Corporation’s 2002 gravity survey (Wright, 2010). Gold Standard also re-evaluated historic magnetic survey data from surveys completed in the Railroad Project area in 1999 and 2006 (Hunsaker, 2012b; Wright, 2012a, 2012b, 2013a).

The geophysical work described above increased the understanding of the geology and mineralization controls at the Railroad–Pinion Project resulting in the identification of multiple exploration targets. Follow-up work at some of the targets has validated the geophysical interpretation; however, not all targets have been investigated (Dufresne and Koehler, 2016).

9.1.3	Geochemistry

Soil sampling programs are designed to provide systematic geochemical coverage over areas considered to be prospective for near-surface mineralization. A positive correlation has been found to exist between anomalous gold and arsenic values identified by historic (and recent) soil geochemical surveys over the Railroad–Pinion Project area, several of which have subsequently been verified by positive drilling results. This illustrates the ability of soil sampling surveys to identify near surface exploration targets at the Project. Based on this, Gold Standard has completed extensive soil sampling programs throughout the Railroad–Pinion Project area collecting some 7,044 soil samples from 2010 to 2015 (Figure 9.2, Table 9.2).

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Figure 9.1. Summary of the area covered by ground geophysical surveys completed for the Railroad–Pinion Project by GSV from 2009 to 2015.

580000
590000
4490000
4480000
4470000
N
North Bullion
Bullion Fault Corridor
Pinion
Dark Star
PINE VALLEY
Legend
GSV Mineralized Zones
Target Area(s)
Railroad Project
Pinion Project
Bullion
Project Areas
Railroad Project
Pinion Project
Ground Geophysical Survey Areas
2009-2015 Gravity
2014 Mag
2012-2015 CSAMT
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2009-2015 Ground Geophysics
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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To expand the rock geochemistry database in areas that lacked sampling but had, or were proximal to, known areas of hydrothermal alteration and/or mineralization, Gold Standard has collected 3,489 rock samples throughout the Railroad–Pinion Project from 2010 to 2015 (Table 9.2). Collected samples are from outcrops, road cuts and field traverses parallel with topography. The majority of these rock samples comprise simple “grab” samples, however, chip, channel and scoop sampling techniques were employed to a lesser degree.

The geochemical exploration work described above identified 8 drill targets—some of which have returned significant intercepts of gold, silver, copper, lead and zinc. Additionally, 5 prospects were identified that are a focus of ongoing exploration work to advance them to drill ready targets (Dufresne and Koehler, 2015).

Table 9.2. Summary of previous geochemical exploration completed for the Pinion–Railroad Project by GSV from 2009 to 2010.

Year	No. Soil Samples	No. Rock Samples
2010	1203	-
2011	230	285
2012	-	463
2013	-	1866
2014	4,248	412
2015	1,363	463
Total	7044	3489

9.1.4	Petrography

Petrographic analysis systematically classifies and describes mineralogical and textural details of rock samples. Consultant Mark McComb of McComb Petrographics performed a petrographic analysis on 18 samples in 2014. This included 16 drill core samples from a drillhole within the Bald Mountain Prospect area (RRB13-01), one drill core sample from a drillhole within the Pinion Prospect area (SB-137) and a single surface rock sample (McComb, 2014).

9.2	2016 Exploration

Gold Standard continued exploration efforts for the Railroad–Pinion Project in 2016. Exploration work completed includes geological mapping, a ground CSAMT survey, the acquisition of a airborne magnetic survey from a third party, and petrographic analysis. Contrasting to previous years, Gold Standard did not collect any rock, soil, or scoop samples in 2016. This section is a summary of exploration work completed for the Railroad–Pinion Project in 2016.

9.2.1	Geological Mapping

Gold Standard implements a factual-based format of geological mapping (Anaconda Style). This style of mapping involves the use of multiple map layers to record, illustrate and synthesize geological data at a common scale. In 2016, Gold Standard completed geological mapping in the Dark Star Deposit area, systematically documenting outcrop lithology and recording structural measurements.

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The recent geological mapping by Gold Standard, in conjunction with the compilation of previous mapping, has contributed significantly to the understanding of the complex lithological, tectonic and mineralization settings at many of the target areas throughout the Project area. The compilation and interpretation of geological mapping data is an ongoing process, the current status of which is shown in Figure 9.3.

9.2.2	Geophysics

Gold Standard completed a sixth phase of CSAMT surveying at the Railroad–Pinion Project in 2016, collecting data over 21.2 line-km (13.2 line-miles) in the Dark Star Structural Corridor area (Figure 9.4). The 2016 CSAMT survey comprised nine east-west lines, with variable spacing from 200 m to 500 m, that were intended to examine, and were therefore oriented perpendicular to, the dominant north-south structural trend in the area. The 2016 work brought the total CSAMT coverage by Gold Standard since 2012 to 86 line-km (53.4 line-miles). James Wright of Wright Geophysics designed, supervised and interpreted the data generated by the 2016 CSAMT survey. A summary of the results of the survey, as reported by Wright (2016a), is provided below.

•	A major north-south orientated structural zone—the Dark Star Structural Corridor—exists along the east side of all 2016 sections, juxtaposing Tertiary rocks against older sedimentary rocks (Figure 9.4). The zone has two major normal faults bounding a predominantly Pennsylvania–Permian horst block. Both bounding faults have multiple parallel faults and lesser splays.

•	A north-south oriented horst bounded by two major structures runs parallel to and 450 m west of the Dark Star Structural Corridor (Figure 9.4). Wright (2016a) believes that the horst is Pennsylvania–Permian aged clastic rock that is under approximately 80 m of Tertiary and Quaternary cover.

•	The above horst blocks are terminated to the north by a north-northeast structure and are distributed to the south by a major cross-cutting west-northwest structure. After which, the two horsts appear to merge to the south of this cross-cutting structure (Figure 9.4).

•	The west-northwest structure described above is believed to be a splay of the Bullion Fault Corridor that bends to the southeast as the Bullion Fault Corridor approaches the South Fault. The splay bisects the Dark Star Deposit and Dark Star North Target and intersects the major north-south gold related structures in the Dark Star Deposit area (Figure 9.4). The intersection of the north-south structures and the west-northwest splay is a significant target for future exploration.

•	The Dark Star Deposit and Dark Star North Target correlate with high resistivity from a depth of 0 to 25 m and a depth of 200 to 400 m. The near surface high resistivity features appear to relate to silica alteration by fluids from depth along the east bounding structure to the east horst (Figure 9.5). The interpreted feeder system appears to strike for 1.6 km along the Dark Star Structural Corridor.

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Figure 9.2. Summary of the area covered by geochemical surveys completed for the Railroad–Pinion Project by GSV from 2010 to 2015.

580000
590000
4490000
4480000
4470000
PINE VALLEY
ELKO EUREKA
MOUNTAINS
North Bullion
Pinion
Dark Star
7652 ft
8732 ft
Trout Creek
South Fork Trout Creek
Little Porter
Legend
GSV Mineralized Zones
Rock Sample Locations
2011
2012
2013
2014
2015
Project Areas
Railroad Project
Pinion Project
Soil Survey Boundaries
2010
2011
2014
2015
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Exploration
2010-2015 Geochemistry
1:175,000
0
8 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Figure 9.3. GSV’s geological map of the Railroad–Pinion Project.

575000
580000
585000
590000
595000
4495000
4490000
4485000
4480000
4475000
N
Rain
Rain Fault
SMZ Fault
North Bullion
Railroad
Bald Mountain
South Fault
Pinion
Bullion Fault
Dark Star
JR Buttes
Dixie
Legend
Deposits
Prospects
Pinion Project
Railroad Project
Township
Structural Geology
Fault - approximate location
Fault - concealed
Fault - exposed
Fault - queried
Slump scarp
Photolinear interp as fault
Collapse Boundary
High Angle Fault
Normal Fault
Slide Toe
Slump
Thrust Fault
Lithology
Quaternary
Qal Alluvium/Colluvium
QTg Tertiary Gravels
QThr Hay Ranch Formation
Qm Diamictite
Qd Broken Rock
Qr Rubble, Soil
Tertiary
Tgd Granodiorite
Td Dacite Porphyry
Tab Andesite/Basalt
Ti Rhyolite, Dikes, Stocks and Sills
Tiw Indian Well Formation
Tr Rhyolite, Quartz Feldspar Porphyry
sk Tertiary Skarn
Te Elko Formation
Tes Eocene Conglomerate/Sandstone/Siltstone
Tls Tertiary Lacustrine Limestone
Lower Permian to Upper Pennsylvanian
PPu Penn-Perm Limestone and Conglomerate
Pelk Marl
Ptu Tomera Formation-Undifferentiated
Pennsylvanian to Mississippian
PMdp Diamond Peak Formation
Mc Chainman Formation
Mr Rain Formation
Mississippian
Mcsh Chainman Shale
Mtp Tripon Pass Formation
Mccg Chainman Sandy Chert Pebble Conglomerate
Mw-Mtp Webb - Tripon Pass Formations
Mc Chainman Formation-Undifferentiated
Mw Webb Formation
MPt Tonka Formation
Devonian
Dn Nevada Group-Undifferentiated
Dox Nevada Group-Oxyoke Canyon Formation
Dnl Nevada Group-Beacon Peak Formation
Dnu Nevada Group-Telegraph Canyon Formation
Dnm Nevada Group-Marble
SDlm Lone Mountain Dolomite
Dw Woodruff Formation
Ddg Devil's Gate Formation
Ddgm Devil's Gate Formation-Marble
Ordovician
Opg Pogonip Group
Ohc Hanson Creek Formation
Oe Eureka Quartzite
Undefined
mbx Multilithic Breccia
Qfp Quartz Feldspar Porphyry
cg-ss Conglomerate Lens, Sandstones, Limestone Cobbles
ch-cg Chert Clast Conglomerate Lens
GOLD STANDARD VENTURES CORP.
Pinion Range, Elko County, Nevada, USA
GSV Geological Map
Railroad Pinion Area
1:100,000
0
4 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
April 2016

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Figure 9.4. Location of CSAMT survey completed by GSV in 2016, after Wright (2016a).

Gold Standard purchased a portion of an airborne magnetic survey from EDCON-PRJ that covers the entire Railroad–Pinion Project area and its surroundings (Figure 9.6). The extent of the airborne survey allows the regional context of the Projects locally understood geology. Wright’s (2016b) structural interpretation of the airborne magnetic survey is as follows:

“Several of the major structures associated with the Railroad project are extended by the airborne interpretation. These include the Bullion Fault Corridor (BFC), South Fault and Dark Star Fault (DSF) system. For example, the DSF is interpreted to continue northward to eventually connect with the Emigrant fault and the BFC also continues northward to intersect the Emigrant fault. The DSF is extended south over 15 kilometers crossing the Pony Creek and East Bailey properties proximal to gold occurrences at both. If fact, the gold occurrences are situated relative to the DSF exactly as at Dark Star and Dixie (i.e. flanking to the west).” (pp 7)

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Figure 9.5. Interpreted feeder system in the Dark Star Deposit area, from Wright (2016a).

InterpFaults_2015
Fault, approximate loc'n
Fault, concealed
Fault, exposed
Thrust, approximate
Fault, queried
Linear feature
Qal
culture or Si?
Si?
Qal
Tiwu
Tiw
Tiwb
FEEDER?
Quartz-feldspar porphyry
Slump scarp
Photolinear interp as fault
Unit_Formation_2015
Qal
Tiwu
Tiw
Tiwb
FEEDER?
Chert clast cg lens
Chainman Fm
Unit_Formation_2015
Formation
Alluvium
Colluvium
Hay Ranch Fm
Si?
Si?
Si?
Qal
Tiwu
Tiw
Tiwb
FEEDER?
Devils Gate Ls

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Figure 9.6. Airborne magnetic survey (total magnetics) purchased by GSV in 2016.

580000
600000
620000
4500000
4480000
4460000
Rain Mine
Emigrant Mine
North Bullion
Bullion Stock
Pinion
Dark Star
Pony Creek Project
WHITE FLATS
MOUND VALLEY
TMI
(nT)
70
-70

Legend

- GSV Mineralized Zones
- Gold Mines
- Adjacent Project

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

2016 GSV Exploration
Airborne Magnetic Survey

1:400,000

0 — 20 km

NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.

Edmonton, AB — March, 2017

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In addition, Wright (2016b) summarizes the magnetic signature of lithological units as follows:

“Th: Weak normal magnetization;

Ta: Strong reversed magnetization with dipolar responses;

Tiw1: Moderate normal magnetization;

Tiw2: Weak to moderate normal magnetization;

Tiws: Weak normal magnetization in basin sediments derived from other units; and

Tvy: Strong normal magnetization with prominent dipolar responses.” (pp 11)

Seven interpreted magnetic intrusions are within the survey area, one being within the Railroad–Pinion Project area, the Bullion Stock intrusion. A comparison between the 2016 airborne survey and the ground magnetic survey completed over the Bullion Stock in 2014 by Gold Standard illustrates the difference in resolution between the two surveys. The airborne survey is unable to define small scale skarn anomalies that the ground magnetic survey clearly defines. The magnetic low trending north-south in the central area of the Bullion Stock in interpreted as a down-dropped graben of sediments bound by the intrusion Wright (2016b).

9.2.3	Petrography

Petrographic analysis systematically classifies and describes mineralogical and textural details of rock samples. Consultant Mark McComb of McComb Petrographics performed a petrographic analysis on 14 samples in 2016, all of which are from the drillhole DS15-13, drilled within the Dark Star Project area. Table 9.3 details a summary of each sample. McComb (2016) summarizes his findings as follows:

“Rock types found in this suite of samples generally include silicified biomicrite, silicified silty to sandy biomicrite, silicified siltstone and sandstone, and decalcified siltstone and sandstone. Gold grades are the highest in samples that contain the most decalcified siltstone and sandstone and were logged as debris flow. Debris flow samples often contain clasts of silicified silty to sandy biomicrite in a decalcified siltstone/sandstone matrix. Decalcified siltstone/sandstone usually has wispy stylolaminated texture attesting to the removal of carbonate and generally comprises detrital quartz in a matrix of low birefringent clay that is often iron stained and contains extremely fine-grained iron oxides. Low birefringent clay appears to be kaolinite, where it is not highly iron stained. Gold mineralization is interpreted to occur in iron oxides, which are interpreted to be oxidized arsenian pyrite. Silica locked extremely fine-grained pyrite can still be observed locally. Mineralized debris flow samples are similar to what is described in the Roberts Mountain DSr3 unit in the northern Carlin Trend.” (pp.1)

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Table 9.3. Summary of petrographic analysis from McComb (2016) commissioned by GSV in 2016. Reported Au assay values are from the interval of core that contains the depth that the rock sample used to create the thin sections is collected from.

Drillhole ID	Depth (m)	Depth (ft)
DS15-13	5.79	19.0
Lithology:	Silicified Biomicrite
Alteration:	Decalcification > Silicification
Au Assay:	0.018 ppm
DS15-13	74.52	244.5
Lithology:	Silicified Biomicrite
Alteration:	Decalcification > Silicification
Au Assay:	0.09 ppm
DS15-13	111.40	365.5
Lithology:	Silicified Hydrothermal Dissolution Breccia
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	0.141 ppm
DS15-13	122.07	400.5
Lithology:	Silicified Hydrothermal Dissolution Breccia
Alteration:	Decalcification > Silicification
Au Assay:	0.121 ppm
DS15-13	161.70	530.5
Lithology:	Silicified Sandy Limestone
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	0.111 ppm
DS15-13	165.51	543.0
Lithology:	Crackle Breccia of Silicified Biomicrite
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	0.819 ppm
DS15-13	180.44	592.0
Lithology:	Decalcified Siltstone and Silicified Silty Biomicrite
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	0.985 ppm
DS15-13	184.86	606.5
Lithology:	Silicified Silty Biomicrite and Decalcified Sandstone (Debris Flow?)
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay	3.7 ppm
Au Mineralization Comments:	Arsenian pyrite was most likely gold bearing. Extremely fine-grained silica locked anhedral pyrite was found locally in silicification. Gold values proportional to increase in decalcified siltstone/sandstone.

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Drillhole ID	Depth (m)	Depth (ft)
DS15-13	185.17	607.5
Lithology:	Silicified Sandy Biomicrite and Decalcified Sandstone (Debris Flow?)
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	3.841 ppm
Au Mineralization Comments:	Arsenian pyrite was most likely gold bearing. Minor silica encapsulated unoxidized extremely fine-grained pyrite was found in clasts and breccia matrix. Gold values proportional to increase in decalcified siltstone/sandstone.
DS15-13	220.22	722.5
Lithology:	Breccia of Silicified Silty Biomicrite and Silicified Siltstone
Alteration:	Decalcification > Quartz + Kaolinite
Au Assay:	0.989 ppm
Au Mineralization Comments:	Anhedral pyrite is most likely arsenian and gold bearing. Extremely fine-grained (mostly <5 microns) anhedral pyrite is disseminated throughout with a few corser grained subhedral pyrite grains. Pyrite is more concentrated in siltstone.
DS15-13	221.74	727.5
Lithology:	Silicified Silty Biomicrite and Decalcified Siltstone (Debris Flow or Dissolution Breccia?)
Alteration:	Decalcification > Quartz + Kaolinite
*Au Assay:	2.81 ppm
DS15-13	226.16	742.0
Lithology:	Silicified Silty and Sandy Biomicrite and Decalcified Siltstone (Debris Flow?)
Alteration:	Decalcification > Quartz + Kaolinite
*Au Assay:	4.754 ppm
Au Mineralization Comments:	The sample contains the most decalcified siltstone of any of the previous samples, and geochemistry indicates it contains the highest-grade gold for this suite of samples. Decalcified siltstone occurs as clasts and breccia matrix. Extremely fine-grained iron oxides (mostly <3 microns) are disseminated throughout decalcified siltstone but are locally concentrated. Iron oxides in the rock most likely represent oxidized gold bearing arsenian pyrite.
DS15-13	231.95	761.0
Lithology:	Brecciated Silicified Silty Biomicrite and Decalcified Sandstone
Alteration:	Decalcification > Quartz + Kaolinite > Barite + Alunite
*Au Assay:	0.803 ppm
DS15-13	249.63	819.0
Lithology:	Decalcified Sandstone and Silicified Silty Biomicrite (Debris Flow?)
Alteration:	Decalcification > Quartz + Kaolinite + Jarosite
Au Assay:	0.007 ppm
Au Mineralization Comments:	Debris flow and looks favorable with abundant decalcified siltstone; however, it is barren. It is different from the other debris flow samples in that it contains jarosite throughout the kaolinite matrix rather than iron oxides.

* Thin sample depth is at the boundary of two samples. The reported Au value is the length-weighted average of the bounding samples.

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10	Drilling

Gold Standard has conducted drilling at the Railroad–Pinion Project since 2010 to test the extent of known mineralization, support ongoing geological modeling and resolve current geological models with infill drilling. Since 2010, Gold Standard has completed 299 reverse circulation (RC) and diamond core drillholes (DDH) totalling 122,074.3 m (400,506.3 ft) for the Railroad–Pinion Project. The following section summarize previous drilling conducted by Gold Standard for the Railroad–Pinion Project from 2010 to 2015 and drilling conducted in 2016.

All drillhole collar coordinates are recorded in the UTM NAD 27 (Zone 11) coordinate system. Gold Standard geological staff first stake collar locations in the field using a hand-held Global Positioning System (GPS). For angled holes, staff place additional stakes using a Brunton compass that allow the driller to align the drill to the correct azimuth. The driller then sets the inclination of the drill that Gold Standard geological staff check prior to drilling. International Directional Services of Elko, NV measure hole deviation of all drillholes using a gyroscopic down-hole survey. Apex Surveying, LLC of Spring Creek, Nevada (no relation to APEX Geoscience Ltd.) professionally surveys the final drillhole collars using a differential GPS. Once drilling is complete, all drillhole collars are marked by wooden lath with the hole name on a wire/aluminum tag placed in the cement collar plug.

Gold Standard geologists that are familiar with the Project and the local geology perform geological logging. Geologist first record their data on paper logging forms developed specifically for the Project that Gold Standard geological and/or data entry staff digitize. Details recorded in the geological logs are, but are not limited to, the following: rock per cent recovery (for core holes only), lithology, interpreted formation, hydrothermal alteration, oxidation, structures (faults, fractures and folds—relative to the core axis), breccia type, vein type and abundance, sample intervals, and other important geological comments.

10.1	Previous Drilling (2010-2015)

Drilling conducted by Gold Standard for the Railroad Project from 2010 to 2013 focused on the North Bullion target with added drilling in the Railroad, Sylvania, Bullion Fault Corridor, LT, North Ridge, Cherry Springs and Bald Mountain target areas (Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al. 2014). After Gold Standard’s acquisition of the Pinion Project in 2014, efforts focused on the Pinion Deposit and Dark Star Deposit and their surrounding areas. During this time, Gold Standard completed some limited drilling in the Bald Mountain and North Bullion target areas (Turner et al., 2015; Dufresne and Koehler, 2016). This section is a summary of drilling conducted by Gold Standard for the Railroad–Pinion Project from 2010 to 2015. Detailed accounts of this summarised work and discussion about its results and interpretations are provided in the reports by Hunsaker (2012a, b), Shaddrick (2012), Koehler et al. (2014), Turner et al. (2015) and Dufresne and Koehler, (2016).

10.1.1	Railroad Project Area

Early on in Gold Standard’s drilling efforts for the Railroad Project, sediment-hosted, Carlin-style, gold mineralization was identified at the North Bullion Target area, which was a blind conceptual discovery by Gold Standard. More than 50% of drilling conducted from 2010 to 2013 was completed in the North Bullion Target area. Additional drilling focused on testing geological, geophysical and/or geochemical targets for gold, silver and/or base metal mineralization. From 2010 to 2013, Gold Standard completed 110 RC and diamond drillholes totalling 55,094 m (180,756 ft) for the Railroad Project (Table 10.1; Figure 10.1; Hunsaker, 2012a, b; Shaddrick, 2012; Koehler et al., 2014).

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Table 10.1. Summary of drillholes completed for the Railroad Project by GSV from 2010 to 2013.

Target Area	Years Drilled	No. Holes	No. RC Holes	No. Core Holes	RC/Core Holes	Total Length (m)	Total Length (ft)
Bald Mountain	2013	1	0	1		620	2,035
Bullion Fault Corridor	2010 - 2013	11	8	0	3	6,418	21,057
Sylvania (Central Bullion)	2011 - 2013	9	0	9		4,217	13,835
Cherry Springs	2012	2	0	1	1	1,118	3,667
LT	2012	6	6	0		3,027	9,930
North Bullion	2010 - 2013	57	9	36	12	27,678	90,808
North Ridge	2011 - 2012	4	3	1		2,699	8,856
Railroad NW Fault Trend (Railroad)	2010 - 2013	20	9	10	1	9,317	30,569
	Total	110	35	58	17	55,094	180,756

Following the acquisition of the Pinion Project in early 2014, Gold Standard limited their drilling efforts for the Railroad Project to the North Bullion and Bald Mountain target areas. From 2014 to 2015, Gold Standard completed 9 RC and RC collar/diamond tail drillholes totalling 3,562.3 m (11,687.3 ft; Table 10.2; Figure 10.1; Turner et al., 2015; Dufresne and Koehler, 2016).

Table 10.2. Summary of drillholes completed for the Railroad Project by GSV from 2014 to 2015.

Year	No. RC Holes	RC Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (ft)	Total Length (m)
		Total Length (m)	Total Length (ft)		RC		DDH
					Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Bald Mountain Target Area
2014	5	1,895.9	6220	-	-	-	-	-	1,895.9	6,220
North Bullion Target Area
2015*	1	475.5	1560	3	560.8	1840	630.1	2067.3	1,666.4	5,467.3
Total	6	2,371.4	7,780	3	560.8	1840	630.1	2067.3	3,562.3	11,687.3

* Three holes were collared but not completed in 2011 (RR11-07) and 2013 (RR13-13, RR13-15)

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Figure 10.1. Collar locations of drillholes completed for the Railroad Project by GSV from 2010 to 2015.

580000
585000
4490000
4485000
Fig Area
North Ridge Target
Cherry Springs Target
North Bullion Target
Railroad Fault Target
Bald Mountain Target
PINE MOUNTAIN
West Pine Mountain Target
Bullion Stock
Bullion Fault Corridor Target
Mill Creek Target
Lee Canyon Target
South Bullion Fault Corridor Target
LT Target
South Fault Target
Legend
Drillhole Collar Locations
2010 GSV
2011 GSV
2012 GSV
2013 GSV
2014 GSV
2015 GSV
Historic (Non-GSV)
Target Area(s)
Railroad Project
Bullion
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Railroad Project
1:75,000
0
4 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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10.1.2	Pinion Deposit Area

Following the acquisition of the Pinion Project in early 2014, Gold Standard compiled and validated the existing Pinion Deposit drillhole database. After this review, the Company began drilling efforts in the Pinion Deposit area. Phase 1 of the 2014 drill program focused on the North Zone and northern portion of the Main Zone. Once completed, an initial resource estimate for the Pinion Deposit by Dufresne et al. (2014) was calculated. After which, Gold Standard designed and completed subsequent drill programs to extend areas of known shallow gold mineralization along strike and at depth and to test newly identified exploration targets (Turner et al., 2015; Dufresne and Koehler, 2016). From 2014 to 2015, Gold Standard completed 81 RC and diamond drillholes totalling 22,498.5 m (73,814.0 ft) within the Pinion Gold deposit area (Table 10.3; Figure 10.2; Turner et al., 2015; Dufresne and Koehler, 2016).

Table 10.3. Summary of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2015.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Main Zone
2014	3	591.3	1,940	2	179.2	588.0	770.5	2,528
East Pinion
2014	17	4,210.8	13,815.0	-	-	-	4,210.8	13,815.0
2015	1	387.1	1,270.0	-	-	-	387.1	1,270.0
Total	18	4,597.9	15,085.0	-	-	-	4,597.9	15,085.0
Southeast Pinion
2014	8	2,409.4	7,905.0	-	-	-	2,409.4	7,905.0
2015	5	2,650.2	8,695.0	-	-	-	2,650.2	8,695.0
Total	13	5,059.7	16,600.0		-	-	5,059.7	16,600.0
South Pinion
2015	1	400.8	1315.0	-	-	-	400.8	1315.0
Southwest Pinion
2014	2	1039.4	3410.0	-	-	-	1039.4	3410.0
2015	1	452.6	1485	-	-	-	452.6	1485
Total	3	1492.0	4895.0				1492.0	4895.0
West Pinion
2014	2	403.9	1325.0				403.9	1325.0
2015	2	795.5	2610.0				795.5	2610.0
Total	4	1199.4	3935.0				1199.4	3935.0

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Northwest Pinion
2014	7	1,080.5	3,545.0	-	-	-	1,080.5	3,545.0
2015	10	3,749.0	12,300.0	-	-	-	3,749.0	12,300.0
Total	17	4,829.6	15,845.0	-	-	-	4,829.6	15,845.0
North Pinion
2014	6	1,328.93	4,360.0	2	303.6	996.0	1,632.53	5356.0
Sentinel
2014	8	1,542.3	5,060.0	-	-	-	1,542.3	5,060.0
2015	4	973.8	3,195.0	-	-	-	973.8	3,195.0
Total	12	2,516.1	8,255.0	-	-	-	2,516.1	8,255.0
Grand Total	77	22,015.7	72,230.0	4	482.8	1,584.0	22,498.5	73,814.0

Based upon the positive results of the 2014 Phase 2 drilling and the 2015 drilling at Pinion, an updated mineral resource was calculated in early 2016. Details of the 2014Phase 2 and 2015 drilling along with the updated mineral resource estimate are provided by Dufresne and Nicholls (2016). The updated and current mineral resource estimate provided by Dufresne and Nicholls (2016), is also summarized by Dufresne and Koehler (2016) and below in section 14.

10.1.3	Dark Star Deposit Area

In 2015, Gold Standard began drilling in the Dark Star Deposit area, targeting the Dark Star Deposit, the Dark Star North target identified during Gold Standard’s 2014 exploration program and to a lesser extent, the Dark Star Corridor (DSC) south of the Dark Star Deposit . The Company designed drill programs for the Dark Star Deposit area to extend known shallow oxide gold mineralization along strike and to test newly identified exploration targets. In 2015, Gold Standard completed a two-phase drill program in the Dark Star Deposit area, completing 13 RC and diamond drillholes totalling 5,048.1 m (16,562.0 ft; Table 10.4; Figure 10.3; Dufresne and Koehler, 2016)

Table 10.4. Summary of drillholes completed in the Dark Star Deposit area by GSV in 2015.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Dark Star Main Zone
2015	4	1,335.0	4380.0	-	-	-	1,335.0	4380.0
Dark Star North
2015	7	2,705.1	8,875.0	1	427.3	1402.0	3,132.4	10,277.0
Dark Star Corridor
2015	1	580.6	1905.0	-	-	-	580.6	1905.0
Total	12	4,620.8	15,160.0	1	427.3	1402.0	5,048.1	16,562.0

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Figure 10.2. Collar locations of drillholes completed in the Pinion Deposit area by GSV from 2014 to 2015.

582000
584000
586000
4482000
4480000
4478000
Fig Area
8693 ft
ELKO
South Bullion Fault Corridor Target
Bullion Fault Corridor Target
LT Target
Sentinel
Irene
North Pinion
Northwest Pinion
Main Zone
West-southwest
Pinion
Southeast Pinion
Papoose Canyon
South Pinion
Dixie Fork Trout Cr
N
Legend
Drillhole Collar Locations
2014 GSV
2015 GSV
Historic (Non-GSV)
Target Areas
Pinion Project
Railroad Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
Previous GSV Drilling
Pinion Deposit Area
1:30,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Figure 10.3. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2015.

586000
588000
4480000
4478000
Fig Area
8693 ft
ELKO
Dark Star North
Dark Star
Dark Star South
Pinion
7200 ft
7974 ft
N

Legend

Drillhole Collar Locations
- 2015 GSV
- Historic (Non-GSV)

Project Areas
- Railroad Project
- Pinion Project

Target Areas
- Pinion Project
- Mineralized Zones

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Previous GSV Drilling
Dark Star Deposit Area

1:30,000

0 1 km

NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.

Edmonton, AB March, 2017

Effective Date: March 17, 2017	104

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A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. A summary of the mineral estimate is provided in section 14 below with the details of the mineral resource estimate calculations provided by Dufresne et al. (2015) and Dufresne and Koehler (2016).

The highlight of the 2015 drilling was a new gold discovery at the Dark Star North target, approximately 500 m north of the Dark Star resource (Dark Star Main Zone). Significant oxide gold mineralization was intersected in five holes at the new discovery zone highlighted by RC holes DS15-10 and DS15-11, which yielded 150.88 m of 1.38 ppm Au and 156.97 m of 1.51 ppm Au, respectively (Dufresne and Koehler, 2016). Gold mineralization in these holes is hosted in an oxidized multi-stage breccia and is associated with limonite, decalcification, silicification, quartz stringers, drusy quartz, hematite, clay and barite. A mineral resource estimate has not been calculated for the newly discovered Dark Star North area.

10.2	2016 Drilling

Drilling conducted in 2016 by Gold Standard for the Railroad–Pinion Project focused primarily on the Dark Star Deposit area, which included drilling at the Dark Star Main Zone, the Dark Star North Zone and south of the deposit area along the DSC (Dark Star South target area. Drilling was also conducted during 2016 at the Pinion Deposit and in the Railroad Project area. The 2016 drill program comprised 84 RC, core and combination drillholes (RC with specific cored intervals) that totaled 36,175.8 m (118,687 ft). The 2016 drill program yielded a number of significant gold intersections and resulted in three new gold discoveries:

1.	significant gold intersections were achieved at the North Bullion prospect that extended the known zone of mineralization to the north and northwest;

2.	significant gold intersections were achieved in a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;

3.	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and

4.	significant gold intersections were achieved at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Deposit. Geological modeling and resource estimation is currently underway for the combined Dark Star Deposit (Dark Star Main and North zones).

The following is a summary of the key results from the 2016 Railroad–Pinion Project drill program.

10.2.1	Railroad Project Area

In 2016, Gold Standard completed a total of 19 RC and RC/core combination drillholes at the Railroad portion of the Project that totaled 10,272.1m (33,701 ft). Significant time and cost savings were achieved by collaring several drillholes with RC drilling prior to switching to core drilling to test the target zones. The 2016 Railroad area drill program included step-out drilling and the testing of new targets at the Bald Mountain, North Bullion and Cherry Springs (Newmont Joint Venture) areas (Table 10.5; Figure 10.4).

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Samples collected from the drillholes completed within the Cherry Springs Target area area of the Newmont Joint Venture did not return any significant gold assays.

Samples collected from drillholes completed in the Bald Mountain Target area returned anomalous gold and base metal assays (Table 10.6) that include:

•	a 4.57 m (15.0 ft) core length interval of 38.77 g/t Ag from drillhole RRB16-03;

•	a 25.9 m (85.0 ft) core interval of 0.67 g/t Au (0.02 oz/st) that includes a 7.6 m (25.0 ft) interval of 1.67 g/t Au (0.049 oz/st) and includes a 19.81 m (65.0 ft) interval of 50 g/t Ag (1.46 oz/st), 0.122% Cu, 0.044% Mo and 0.17% Pb from drillhole RRB16-04.

The 2016 drilling at the North Bullion prospect extended mineralization some 180 m to the north from previous drill intersections. In fact, with the results achieved in drillholes RR16-01 and RR16-05 (see below and Table 10.7), the North Bullion zone was extended to the north and northwest. The 2016 North Bullion Target drilling highlights included:

•	a 65.6 m (215 ft) core length interval of 3.17 g/t Au (0.092 oz/st) that includes a 8.5 m (28.0 ft) interval of 11.16 g/t Au (0.325 oz/st) from drillhole RR16-01;

•	a 19.8 m (65.0 ft) core length interval of 4.4 g/t Au (0.128 oz/st) that includes a 5.3 m (7.02 ft) interval of 7.02 g/t Au (0.204 oz/st) from drillhole RR16-05.

Table 10.5. Summary of drillholes completed for the Railroad Project by GSV in 2016.

Year	No. RC Holes	RC Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		RC		DDH
					Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Bald Mountain Target Area
2016	9	4,969.8	16,305	-	-	-	-	-	4,969.8	16,305
North Bullion Target Area
2016	-	-	-	7*	1,737.4	5,700	1,219.8	4,002	2,957.2	9,702
Cherry Springs Target Area
2016	-	-	-	3	1,005.9	3,300	1,339.3	4,394	2,345.1	7,694
Total	9	4,969.8	16,305	10*	2,743.2	9,000	2,559.1	8,396	10,272.1	33,701

*Includes an additional precollar RC hole that will be completed with a diamond tail in 2017.

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Table 10.6. Summary highlights from drillholes completed in 2016 by GSV at the Bald Mountain Target area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)	Ag (g/t)	Cu (%)	Zn (%)	Mo (%)	Pb (%)
RRB16-01	80.80	82.30	1.50	265.0	270.0	5	0.19	0.006
	224.03	294.13	70.10	735.0	965.0	230						0.029
including	266.70	280.42	13.72	875.0	920.0	45				0.209		0.029
	364.24	464.82	100.58	1195.0	1525.0	330						0.036
including	441.96	448.06	6.10	1450.0	1470.0	20						0.237
RRB16-02	156.97	172.21	15.24	515.0	565.0	50			18.09	0.201		0.049
including	157.00	158.50	1.50	515.0	520.0	5	0.15	0.004
	199.64	207.26	7.62	655.0	680.0	25			20.78	0.409		0.017
	266.70	289.56	22.86	875.0	950.0	75			3.38	0.138		0.026
	309.37	316.99	7.62	1015.0	1040.0	25			10.96	0.239		0.043
	316.99	367.28	50.29	1040.0	1205.0	165						0.045
RRB16-03	193.55	198.12	4.57	635.0	650.0	15			38.77	0.11
	204.22	213.36	9.14	670.0	700.0	30			2.58	0.212	0.220
	219.46	225.55	6.10	720.0	740.0	20			3.03	0.315	0.124
	367.28	393.19	25.91	1205.0	1290.0	85			5.43	0.116
	400.81	416.05	15.24	1315.0	1365.0	50			10.74	0.418
RRB16-04	278.90	304.80	25.90	915.0	1000.0	85	0.67	0.020
including	283.46	303.28	19.81	930.0	995.0	65			50.00	0.122		0.044	0.170
including	286.60	294.20	7.60	940.0	965.0	25	1.67	0.049
RRB16-05	117.40	122.00	4.60	385.0	400.0	15	0.17	0.005
	157.00	163.10	6.10	515.0	535.0	20	0.21	0.006
	243.90	251.50	7.60	800.0	825.0	25	0.14	0.004
	370.33	425.20	54.86	1215.0	1395.0	180			9.50	0.366	0.277
including	404.90	408.00	3.10	1328.0	1338.0	10	0.38	0.011
RRB16-06	327.66	339.85	12.19	1075.0	1115.0	40			6.29	0.171
including	349.00	367.28	18.29	1145.0	1205.0	60			1.43	0.323		0.012
	416.05	449.58	33.53	1365.0	1475.0	110			5.87	0.451	0.338
including	422.20	425.30	3.10	1385.0	1395.0	10	0.21	0.006
and	448.20	449.70	1.50	1470.0	1475.0	5	0.43	0.012
	586.74	598.93	12.19	1925.0	1965.0	40			10.24	0.184	0.136
RRB16-07	362.71	379.48	16.76	1190.0	1245.0	55			15.88		0.224		0.716
	406.91	419.10	12.19	1335.0	1375.0	40			16.50	0.083	0.577		0.121
	432.82	470.92	38.10	1420.0	1545.0	125			2.46	0.068	0.296
RRB16-08	45.70	47.20	1.50	150.0	155.0	5	0.16	0.005
	54.90	61.00	6.10	180.0	200.0	20	0.16	0.005
	102.10	105.20	3.10	335.0	345.0	10	0.15	0.004
	135.70	143.30	7.60	445.0	470.0	25	0.19	0.006
	233.20	234.70	1.50	765.0	770.0	5	0.33	0.009
RRB16-08A	137.10	140.20	3.10	450.0	460.0	10	0.23	0.006
	487.68	542.54	54.86	1600.0	1780.0	180			3.38	0.452	0.271

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Table 10.7. Summary highlights from drillholes completed in 2016 by GSV at the North Bullion Target area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
RR16-01	323.7	389.3	65.6	1062	1277	215	3.17	0.092
including	323.7	332.2	8.5	1062	1090	28	11.16	0.325
and	352.7	365.5	12.8	1157	1199	42	3.49	0.102
RR16-02	325.0	334.5	9.5	1066	1097	31	1.18	0.034
	360.4	366.5	6.1	1182	1202	20	0.36	0.01
RR16-03	No Significant Au Intercepts
RR16-04	376.2	377.6	1.4	1234	1238.6	4.6	1.01	0.029
	497.9	500.6	2.7	1633	1642	9	0.33	0.009
	507.3	511.6	4.3	1664	1678	14	0.78	0.023
RR16-05	404.9	408.0	3.1	1328	1338	10	0.38	0.011
	447.1	466.9	19.8	1466.5	1531.5	65	4.4	0.128
including	461.6	466.9	5.3	1514	1531.5	17.5	7.02	0.204
RR16-06	482.6	488.2	5.6	1583	1601.5	18.5	0.69	0.02

10.2.2	Pinion Deposit Area

Gold Standard completed a total of 25 drillholes in the Pinion Deposit area in 2016 totalling 8,053.7 m (26,423.0 ft) (Table 10.8; Figure 10.5). Drilling at the Pinion Deposit was designed to extend known zones of mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing (“met holes”) and included several holes that were intended to test the Irene geological/geochemical target west of the Pinion Deposit and the new Sentinel target to the north of the Pinion deposit. The 2016 Pinion drilling resulted in several significant gold intersections, defined as averaging greater than the 0.14 g/t Au cut-off grade that was used previously to define the Pinion mineral resource (Dufresne and Nicholls, 2016), in the West-southwest Pinion Deposit area. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

The 2016 drill program included two drillholes (PIN16-11 and 12) that were completed at the Irene target to the west of the Pinion Deposit area that were intended to test the prospective top of the Devils Gate Limestone beneath a gold and Carlin pathfinder soil geochemical anomaly. Samples collected from hole PIN16-11 northwest of main Pinion Deposit area did not return any significant gold assays. Samples collected from hole PIN16-12 completed in the Irene Target area returned an anomalous 6.1 m (20 ft) interval that assayed 0.16 g/t Au (0.005 oz/st; Table 10.9).

Samples collected from the two drillholes completed in Pinion Deposit’s North Zone returned several significant gold intersections, as defined above and listed in Table 10.9, and included;

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Figure 10.4. Collar locations of drillholes completed for the Railroad Project by GSV in 2016.

582000
583000
584000
585000
4489000
4488000
4487000
Fig Area
8693 ft
ELKO
North Ridge Target
RRN16-01
RR16-06
RR16-02
RR16-05
RRN16-02
RRN16-03
RR16-01
RR16-03
RR16-04
Cherry Springs Target
North Bullion Target
Railroad Fault Target
RRB16-06
RRB16-04
RRB16-07
RRB16-08
RRB16-08A
RRB16-03
RRB16-01,
RRB16-05
RRB16-02
Bald Mountain Target
Bullion
Bullion Fault Corridor Target
Bullion Stock
Central Bullion Target
N

Legend

Drillhole Collar Locations

- 2016 GSV
- Historic (Previous GSV and Non-GSV)

Target Area(s)

- Railroad Project
- Bullion

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

2016 GSV Drilling
Railroad Project

1:25,000

0 — 1 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

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Table 10.8. Summary of drillholes completed in the Pinion Deposit area by GSV in 2016.

Year	No. RC Holes	RC Drillholes		No. DD Holes	Diamond Drillholes		Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)
Main Zone
2016	-	-	-	3	182.3	598.0	182.3	598.0
South Pinion
2016	1	402.3	1,320.0	-	-	-	402.3	1,320.0
West-southwest Pinion
2016	4	1,752.6	5,750.0	-	-	-	1,752.6	5,750.0
Northwest Pinion
2016	2	920.5	3,020.0	-	-	-	920.5	3,020.0
North Pinion
2016				2	294.7	967.0	294.7	967.0
Sentinel
2016	10	2,869.7	9,415.0	1	275.2	903.0	3,144.9	10,318.0
Irene
2016	2	1356.4	4,450.0	-	-	-	1356.4	4,450.0
Total	19	7,301.5	23,955.0	6	752.2	2,468.0	8,053.7	26,423.0

•	a 43.6 m (142.9 ft) core length interval of 0.5 g/t Au (0.015 oz/st) that includes a 2.5 m (8.3 ft) interval of 2.01 g/t Au (0.058 oz/st) from drillhole PIN16-01; and

•	a 49.7 m (163 ft) core length interval of 0.96 g/t Au (0.028 oz/st) that includes a 15.4 m (50.5 ft) interval of 1.39 g/t Au (0.041 oz/st) and a 4.6 m (15 ft) interval of 2.05 g/t Au (0.06 oz/st) from drillhole PIN16-04.

•	These holes were drilled with PQ core and were completed in order to recover material for metallurgical testing.

•	A total of 10 holes were completed at the Pinion Main Zone and along the west edge of the Pinion Main Zone. Highlights from 2016 drilling in the Pinion Main Zone included a 23.3 m (76.3 ft) core length interval of 0.79 g/t Au (0.023 oz/st), including a 7.6 m (24.8 ft) interval of 1.15 g/t Au (0.034 oz/st) in hole PIN16-05A and a 27.7 m (90.9 ft) core length interval of 0.42 g/t Au (0.012 oz/st) in hole PIN16-07. These two holes were drilled with PQ core in order to recover additional material for metallurgical testing. Samples from these holes, and two previously drilled holes from the main zone, as well as material from the 2016 and two previous holes from the Pinion North Zone, have been sent to Kappes, Cassiday & Associates in Reno, NV for column leach testing.

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Figure 10.5. Collar locations of drillholes completed in the Pinion Deposit area by GSV in 2016.

582000
584000
586000
4482000
4480000
4478000
Fig Area
Bullion Fault Corridor Target
South Bullion Fault Corridor Target
LT Target
Sentinel
North Pinion
Irene
Northwest Pinion
Main Zone
West-southwest Pinion
Southeast Pinion
Papoose Canyon
South Pinion
PIN16-11
PIN16-12
PIN16-09
PIN16-10
Legend
Drillhole Collar Locations
2016 GSV
Historic (Previous GSV and Non-GSV)
Target Areas
Pinion Deposit
Railroad Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 GSV Drilling
Pinion Deposit Area
1:30,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Finally, additional significant gold intersections were achieved in a number of holes along the west and southwest edge of the Pinion Deposit including an interval of 0.43 g/t Au (0.013 oz/st) over 28.96 m (95 ft) drillhole length in hole PIN16-02, and a 7.6 m (25 ft) drillhole interval of 1 g/t Au (0.029 oz/st) that includes a 3.1 m (10 ft) drill hole interval of 1.58 g/t Au (0.046 oz/st) in drillhole PIN16-03. This drilling was successful in extending the extent of mineralization along the west and southwest edge of the Pinion Deposit some 120 to150 m from previous intersections.

Table 10.9. Summary highlights from drillholes completed in 2016 by GSV at the Pinion Deposit area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
PIN16-01	115.2	158.8	43.6	378.1	521	142.9	0.5	0.015
including	119.8	122.3	2.5	393	401.3	8.3	2.01	0.058
PIN16-02	291.2	292.7	1.5	955	960	5	0.15	0.004
	295.7	324.7	29	970	1065	95	0.43	0.013
PIN16-03	303.4	309.5	6.1	995	1015	20	0.24	0.007
	320.1	327.7	7.6	1050	1075	25	1	0.029
including	321.6	324.7	3.1	1055	1065	10	1.58	0.046
	352.1	355.2	3.1	1155	1165	10	0.3	0.009
	373.5	375	1.5	1225	1230	5	0.19	0.005
	379.5	382.6	3.1	1245	1255	10	0.3	0.009
PIN16-04	3.7	53.4	49.7	12	175	163	0.96	0.028
including	4.9	20.3	15.4	16	66.5	50.5	1.39	0.041
and	45.4	50	4.6	149	164	15	2.05	0.06
	58.5	64.9	6.4	192	213	21	0.5	0.015
PIN16-05	2.3	2.8	0.5	7.5	9.2	1.7	0.14	0.004
	4.7	19.2	14.5	15.5	63	47.5	0.73	0.021
	27.7	28.6	0.9	91	94	3	0.48	0.014
PIN16-05A	6.4	29.7	23.3	21	97.3	76.3	0.79	0.023
including	15.8	23.4	7.6	52	76.8	24.8	1.15	0.034
PIN16-06	309.4	346	36.6	1015	1135	120	0.36	0.01
	356.7	362.8	6.1	1170	1190	20	0.23	0.007
	375	397.9	22.9	1230	1305	75	0.25	0.007
PIN16-07	61	88.7	27.7	200	291	91	0.42	0.012
PIN16-08	285	295.7	10.7	935	970	35	0.16	0.005
	300.3	324.7	24.4	985	1065	80	0.38	0.011
	346	349.1	3.1	1135	1145	10	0.61	0.018
	359.8	367.4	7.6	1180	1205	25	0.18	0.005
PIN16-09	No Significant Au Intercepts
PIN16-10	289.6	307.9	18.3	950	1010	60	0.37	0.011
	315.5	326.2	10.7	1035	1070	35	0.24	0.007
PIN16-11	No Significant Au Intercepts

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
PIN16-12	0	6.1	6.1	0	20	20	0.16	0.005
PIN16-13	3	21.3	18.3	10	70	60	0.21	0.006
	48.8	50.3	1.5	160	165	5	0.16	0.005
PIN16-14	1.5	6.1	4.6	5	20	15	0.15	0.004
	16.8	35.1	18.3	55	115	60	0.2	0.006
	42.7	57.9	15.2	140	190	50	0.22	0.006
	91.5	93	1.5	300	305	5	0.15	0.004
PIN16-14 cont.	187.5	192.1	4.6	615	630	15	0.16	0.005
PIN16-15	0	4.6	4.6	0	15	15	0.19	0.005
	19.8	21.3	1.5	65	70	5	0.14	0.004
	30.5	32	1.5	100	105	5	0.17	0.005
	35	39.6	4.6	115	130	15	0.15	0.004
PIN16-15A	4.5	7.6	3.1	15	25	10	0.17	0.005
	16.7	19.8	3.1	55	65	10	0.15	0.004
PIN16-16	1.5	10.7	9.2	5	35	30	0.38	0.011
	22.9	24.4	1.5	75	80	5	0.18	0.005
	32	53.3	21.3	105	175	70	0.2	0.006
	57.9	80.8	22.9	190	265	75	0.42	0.012
	100.6	102.1	1.5	330	335	5	0.16	0.005
	137.2	141.8	4.6	450	465	15	0.15	0.004
	205.8	210.4	4.6	675	690	15	0.23	0.007
	214.9	216.4	1.5	705	710	5	0.15	0.004
	271.3	272.8	1.5	890	895	5	0.18	0.005
PIN16-17	19.8	28.9	9.1	65	95	30	0.27	0.008
	47.3	65.6	18.3	155	215	60	0.23	0.007
	86.9	88.4	1.5	285	290	5	0.28	0.008
PIN16-18	12.2	13.7	1.5	40	45	5	0.18	0.005
	19.8	39.6	19.8	65	130	65	0.33	0.009
	48.8	61	12.2	160	200	40	0.2	0.006
	65.5	73.1	7.6	215	240	25	0.17	0.005
	79.2	89.9	10.7	260	295	35	0.18	0.005
	118.9	122	3.1	390	400	10	0.29	0.008
	227.1	230.2	3.1	745	755	10	0.14	0.004
	285.1	286.6	1.5	935	940	5	0.75	0.022
	442.1	446.7	4.6	1450	1465	15	0.33	0.009
PIN16-19	No Significant Au Intercepts
PIN16-20	7.6	13.7	6.1	25	45	20	0.35	0.01
	15.2	16.7	1.5	50	55	5	0.15	0.004
	27.4	36.5	9.1	90	120	30	0.17	0.005

Effective Date: March 17, 2017	113

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (f/t)	Au (g/t)	Au (oz/st)
	143.3	144.8	1.5	470	475	5	0.19	0.006
	175.3	178.4	3.1	575	585	10	0.24	0.007
PIN16-21	41.2	47.3	6.1	135	155	20	0.14	0.004
	50.3	51.8	1.5	165	170	5	0.15	0.004
	61	68.6	7.6	200	225	25	0.31	0.009
PIN16-22	10.6	13.7	3.1	35	45	10	0.19	0.006
	32	36.6	4.6	105	120	15	0.15	0.004
PIN16-22 cont.	41.2	42.7	1.5	135	140	5	0.21	0.006
PIN16-23	15.1	30.9	15.9	49.5	101.5	52	0.23	0.007

10.2.3	Dark Star Deposit Area

Gold Standard completed a total of 40 drillholes in the Dark Star Deposit area in 2016 that totaled 17,850.0 m (58,563.0 ft) (Table 10.10; Figure 10.6). The 2016 Dark Star drilling included holes that tested the Dark Star Main Zone as well as the Dark Star North target and target areas to the south along the Dark Star Corridor (DSC). Drilling at the Dark Star Main Zone was designed to extend zones of known mineralization to the west and northwest and to provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the Dark Star North target area and to the south along the DSC was designed to test around the initial Dark Star North discovery holes including the core intersection achieved in hole DS15-13 (15.4 m of 1.85 g Au/t and 97.0 m of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

In short, a number of additional mineralized intersections were achieved in drillholes completed at the Dark Star Deposit area and the known zone of mineralization was extended to the west and northwest (see holes DS16-07, 19, 26 and 38 in Table 10.11 and Figure 10.6). The main highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Dark Star Deposit into the new Dark Star North area. Additional results from the 2016 drill program highlighted the gold potential of the entire Dark Star Structural Corridor.

Three drillholes (DS16-17, 18 and 20) were completed in the heart of the Dark Star Main Zone and were intended to provide infill results as well as metallurgical sample material. Significant gold intersections were achieved in all three holes typified by hole DS16-18, a PQ-size metallurgical core hole, which returned an intersection of 72.9 m core length of 1.07 g/t Au (0.031 oz/st) (Table 10.11), in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section. Material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

Drillholes DS16-10, 26 and 38 were successful in extending the known Dark Star Main Zone of mineralization to the west and holes DS16-07 and 19 were successful in extending the Main Zone to the northwest. These holes extended the known Main Zone mineralization 100 and 200 m west and northwest, respectively and included:

Effective Date: March 17, 2017	114

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Table 10.10. Summary of drillholes completed in the Dark Start Deposit area by GSV in 2016.

Year	No. RC Holes	RC Drillholes		No. RC Holes	Diamond Drillholes		No.RC + DD Holes	RC Collar and Diamond Tail Drillholes				Total Length (m)	Total Length (ft)
		Total Length (m)	Total Length (ft)		Total Length (m)	Total Length (ft)		RC		DDH
								Total Length (m)	Total Length (ft)	Total Length (m)	Total Length (ft)
Dark Star Main Zone
2016	5	2,429.3	7,970.0	4	1,092.1	3,583.0	-	-	-	-	-	3,521.4	11,553.0
Dark Star North
2016	8	3,419.9	11,220.0	15	6,893.4	22,616.0	2	243.8	800.0	703.8	2,309.0	11,260.8	36,945.0
Dark Star Corridor
2016	6	3,067.8	10,065.0	-	-	-	-	-	-	-	-	3,067.8	10,065.0
Total	19	8,916.9	29,255.0	19	7,985.55	26,199.0	2	243.84	800.0	703.8	2,309.0	17,850.0	58,563.0

Table 10.11. Summary of highlights from drillholes completed in 2016 by GSV within the Dark Star Deposit area.

Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-01	150.9	155.3	4.4	495	509.4	14.4	0.17	0.005
	200.6	201.2	0.6	658	660	2	0.36	0.01
	223.6	225.6	2	733.5	740	6.5	0.2	0.006
	231.1	236	4.9	758	774	16	0.15	0.004
	250.7	251.7	1	822.5	825.7	3.2	0.23	0.007
	255.8	260.2	4.4	839	853.5	14.5	0.14	0.004
	264.5	266	1.5	867.5	872.5	5	0.32	0.009
	269.1	272	2.9	882.5	892	9.5	0.17	0.005
DS16-02	11	13.4	1.5	39	44	5	0.15	0.004
	33.5	37.5	4	110	123	13	0.45	0.013
	42.8	52.1	9.3	140.5	171	30.5	0.5	0.015
	100	102	2	328	334.5	6.5	0.18	0.005
	107.9	131.1	23.2	354	430	76	0.72	0.021
including	123.4	128	4.6	405	420	15	1.8	0.053
DS16-03	79.3	90	10.7	260	295	35	0.79	0.023
DS16-03B	53.3	54.8	1.5	175	180	5	0.15	0.005
	60.9	65.5	4.6	200	215	15	0.21	0.006
	82.3	95.1	12.8	270	312	42	0.37	0.011
	97	98.2	1.2	318	322	4	0.78	0.023
	101.5	202.7	101.2	333	665	332	1.5	0.043
including	148.8	181.1	32.3	488	594	106	2.87	0.083
	225.3	226.2	0.9	739	742	3	0.24	0.007

Effective Date: March 17, 2017	115

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-03B cont.	317.3	347.9	30.6	1041	1141.5	100.5	0.5	0.015
including	317.3	320.4	3.1	1041	1051	10	1.79	0.052
	363.4	367.7	4.3	1192	1206	14	0.25	0.007
	370.1	372.5	2.4	1214	1222	8	0.15	0.004
DS16-04	No Significant Au Intercepts
DS16-05	3.6	4.8	1.2	12	15.8	3.8	0.17	0.005
	7.3	10.6	3.3	24	34.8	10.8	0.19	0.006
	32.3	34	1.7	106	111.5	5.5	0.17	0.005
	38.6	44.5	5.9	126.5	146	19.5	0.18	0.005
	49.1	50.6	1.5	161	166	5	0.16	0.005
	53	55.7	2.7	174	183	9	0.17	0.005
	67.4	71.9	4.5	221	235.7	14.7	0.25	0.007
	78.5	81.4	2.9	257.5	267	9.5	0.16	0.005
	86	97.4	11.4	282	319.5	37.5	0.21	0.006
	177.4	182.6	5.2	582	599	17	0.2	0.006
	187.4	189.1	1.7	615	620.5	5.5	0.15	0.004
	197.2	200.3	3.1	647	657	10	0.17	0.005
	216.5	218.9	2.4	710	718	8	0.44	0.012
	225.6	249.7	24.1	740	819	79	1.28	0.037
	255.5	258.2	2.7	838	847	9	0.38	0.011
DS16-06	118.9	122	3.1	390	400	10	0.17	0.005
DS16-07	154	163.1	9.1	505	535	30	1.08	0.032
	170.7	208.8	38.1	560	685	125	0.56	0.016
including	187.5	195.1	7.6	615	640	25	1.08	0.032
	214.9	218	3.1	705	715	10	0.19	0.006
	225.6	254.6	29	740	835	95	0.67	0.02
	263.7	283.5	19.8	865	930	65	0.28	0.008
	298.8	318.6	19.8	980	1045	65	0.54	0.016
	327.7	330.8	3.1	1075	1085	10	0.25	0.007
	335.4	341.5	6.1	1100	1120	20	0.15	0.004
	349	352.1	3.1	1145	1155	10	0.26	0.008
	356.7	364.3	7.6	1170	1195	25	0.56	0.016
	368.9	385.7	16.8	1210	1265	55	0.91	0.027
DS16-08	76.3	76.8	0.5	250.5	252	1.5	0.3	0.009
	89	93	4	292	305	13	0.23	0.007
	100.9	107.3	6.4	331	352	21	0.46	0.013
	110.1	112.5	2.4	361	369	8	0.47	0.014
	114	135.3	21.3	374	444	70	0.67	0.02
	147.8	154.4	6.6	485	506.5	21.5	0.16	0.005

Effective Date: March 17, 2017	116

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
DS16-08 cont.	157.2	159.6	2.4	515.6	523.5	7.9	0.22	0.006
	165.2	291.4	126.2	542	956	414	3.95	0.115
including	179.6	223.6	44	589	733.4	144.4	4.7	0.137
and	247	264.9	17.9	810.3	869	58.7	5.6	0.164
and	275	282.9	7.9	902	928	26	10.7	0.312
	334.4	338.7	4.3	1097	1111	14	0.45	0.013
	349.7	355.8	6.1	1147	1167	20	0.43	0.013
	359.1	362.5	3.4	1178	1189	11	0.2	0.006
DS16-09	No Significant Au Intercepts
DS16-10	39.6	44.2	4.6	130	145	15	0.17	0.005
	57.9	105.2	47.3	190	345	155	0.64	0.019
including	67.1	74.7	7.6	220	245	25	1.22	0.036
	175.3	176.8	1.5	575	580	5	0.48	0.014
	182.9	189	6.1	600	620	20	0.14	0.004
	254.6	269.8	15.2	835	885	50	0.27	0.008
DS16-11	106.7	111.3	4.6	350	365	15	0.4	0.012
DS16-12	No Significant Au Intercepts
DS16-13	No Significant Au Intercepts
DS16-14	No Significant Au Intercepts
DS16-15	No Significant Au Intercepts
DS16-16	No Significant Au Intercepts
DS16-17	27.7	140.2	112.5	91	460	369	0.69	0.020
including	41.8	72.2	29.9	137	237	100	1.16	0.034
and	108.8	130.1	21.3	357	427	70	0.96	0.028
DS16-18	0.3	73.2	72.9	1	240	239	1.07	0.031
including	35.2	63.1	27.9	115.5	207	91.5	1.8	0.052
DS16-19	228.6	233.2	4.6	750	765	15	0.21	0.006
	236.3	237.8	1.5	775	780	5	0.53	0.015
	240.8	243.9	3.1	790	800	10	0.16	0.005
	272.9	282	9.1	895	925	30	0.21	0.006
	292.7	297.3	4.6	960	975	15	0.18	0.005
	306.4	307.9	1.5	1005	1010	5	0.24	0.007
	324.6	327.7	3.1	1065	1075	10	0.17	0.005
	330.8	338.4	7.6	1085	1110	25	0.21	0.006
DS16-20	2.7	84.0	81.3	9	275.5	266.5	0.49	0.014
including	48.0	63.2	15.2	157.5	207.5	50	1.37	0.040
DS16-21	16.6	20.4	3.8	54.5	67	12.5	0.23	0.007
	38.6	94.8	56.2	126.7	311	184.3	1.83	0.053
including	62.2	68	5.8	204	223	19	2.74	0.08

Effective Date: March 17, 2017	117

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
and	73.7	83.5	9.8	242	274	32	3.78	0.11
DS16-21 cont.	128.3	135.5	7.2	421	444.5	23.5	0.41	0.012
	154.6	156.1	1.5	507	512	5	0.19	0.006
	208.2	209.1	0.9	683	686	3	0.14	0.004
	226.1	229.9	3.8	741.5	754	12.5	0.15	0.004
DS16-22	6.1	7.6	1.5	20	25	5	0.7	0.02
	102.1	106.7	4.6	335	350	15	0.16	0.005
	118.9	131.1	12.2	390	430	40	0.16	0.005
	149.4	150.9	1.5	490	495	5	0.17	0.005
	164.6	166.1	1.5	540	545	5	0.14	0.004
	173.8	178.4	4.6	570	585	15	0.15	0.004
	182.9	192	9.1	600	630	30	0.37	0.011
DS16-23	No Significant Au Intercepts
DS16-24	104.5	114	9.5	343	374	31	0.16	0.005
	119.8	136.9	17.1	393	449	56	0.41	0.012
	143.3	144.5	1.2	470	474	4	0.3	0.009
	152.4	161.5	9.1	500	530	30	0.28	0.008
	165	165.5	0.5	541.5	543	1.5	0.52	0.015
	171.6	175.7	4.1	563	576.5	13.5	0.33	0.009
	180.8	278.1	97.3	593	912	319	3.16	0.092
including	203.9	214	10.1	669	702	33	4.02	0.117
and	225.9	275	49.1	741	902	161	4.62	0.134
including	262.5	275	12.5	861	902	41	6.09	0.178
DS16-25	No Significant Au Intercepts
DS16-26	187.2	225.3	38.1	614	739	125	0.73	0.021
including	203.9	208.5	4.6	669	684	15	2.61	0.076
	231.4	263	31.6	759	862.5	103.5	0.49	0.014
	274.1	326.2	52.1	899	1070	171	1.04	0.03
including	291.8	298.5	6.7	957	979	22	2.03	0.059
and	306.3	322.2	15.9	1004.5	1056.5	52	2	0.058
	386.9	388	1.1	1269	1272.5	3.5	0.19	0.006
	462.8	463.7	0.9	1518	1521	3	0.17	0.005
DS16-27	67.4	69.7	2.3	221	228.5	7.5	0.21	0.006
	73.3	73.9	0.6	240.5	242.5	2	0.23	0.007
	77.7	80.1	2.4	255	263	8	0.16	0.005
	93	94.2	1.2	305	309	4	0.19	0.006
	98.5	101.2	2.7	323	332	9	0.15	0.004
	108.8	110.1	1.3	356.7	361	4.3	0.2	0.006
	114.6	153.6	39	376	504	128	0.72	0.021

Effective Date: March 17, 2017	118

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Drillhole ID	From (m)	To (m)	Length (m)	From (ft)	To (ft)	Length (ft)	Au (g/t)	Au (oz/st)
including	136.9	144.2	7.3	449	473	24	1.49	0.043
DS16-28	5.2	7	1.8	17	23	6	0.25	0.007
DS16-29	No Significant Au Intercepts
DS16-29A	No Significant Au Intercepts
DS16-30	No Significant Au Intercepts
DS16-31	62.8	64.3	1.5	206	211	5	0.23	0.007
	67.7	70.3	2.6	222	230.5	8.5	0.17	0.005
	84.8	86	1.2	278	282	4	0.26	0.008
	103	107.3	4.3	338	352	14	0.22	0.007
	118	135.7	17.7	387	445	58	0.4	0.012
DS16-32	69.8	71.8	2	229	235.5	6.5	0.15	0.004
DS16-33	69.2	92.5	23.3	227	303.5	76.5	0.28	0.008
	104.3	105.8	1.5	342	347	5	0.17	0.005
	113.4	116.5	3.1	372	382	10	0.22	0.006
	121	126.8	5.8	397	416	19	0.24	0.007
	130.2	152	21.8	427	498.5	71.5	0.35	0.01
	156.7	204.3	47.6	514	670	156	0.49	0.014
including	169.2	174.1	4.9	555	571	16	1	0.029
and	177.4	182.9	5.5	582	600	18	1.09	0.031
	206.7	220.7	14	678	724	46	0.76	0.022
including	212.5	219.2	6.7	697	719	22	1.13	0.033
DS16-34	275.2	276.7	1.5	902.5	907.5	5	0.21	0.006
DS16-35	No Significant Intercepts
DS16-36	156.4	158.8	2.4	513	521	8	0.17	0.005
DS16-37	8.2	9.4	1.2	27	31	4	0.18	0.005
	84.5	87.2	2.7	277	286	9	0.17	0.005
	176.7	179.6	2.9	579.5	589	9.5	0.23	0.007
DS16-38	196.6	202.7	6.1	645	665	20	0.22	0.006
	219.5	243.9	24.4	720	800	80	2.03	0.059
including	228.6	239.3	10.7	750	785	35	3.62	0.106
	394.8	396.3	1.5	1295	1300	5	0.36	0.011
	405.5	413.1	7.6	1330	1355	25	0.24	0.007
	416.2	436	19.8	1365	1430	65	0.36	0.011

Effective Date: March 17, 2017	119

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Figure 10.6. Collar locations of drillholes completed in the Dark Star Deposit area by GSV in 2016.

586000
588000
4480000
4478000
Fig Area
8693 ft
ELKO
Dark Star North
Dark Star
Dark Star South
Pinion
7200 ft
7974 ft
DS16-29
DS16-29A
DS16-32
DS16-34
DS16-25
DS16-04
DS16-35
DS16-28
DS16-05
DS16-02
DS16-21
DS16-23
DS16-30
DS16-01
DS16-08
DS16-24
DS16-36
DS16-03
DS16-03B
DS16-27
DS16-06
DS16-31
DS16-33
DS16-22
DS16-37
DS16-19
DS16-07
DS16-26
DS16-38
DS16-17
DS16-20
DS16-18
DS16-10
DS16-09
DS16-11
DS16-14
DS16-12
DS16-15
DS16-16
DS16-13

Legend

Drillhole Collar Locations

- 2016 GSV
- Historic (Previous GSV and Non-GSV)

Target Areas

- Pinion Project
- Mineralized Zones

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

2016 GSV Drilling
Dark Star Deposit Area

1:30,000

0 — 1 km

NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.

Edmonton, AB

March, 2017

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•	a 47.3 m (155.0 ft) drillhole interval of 0.64 g/t Au (0.019 oz/st) that includes a 7.6 m (25.0 ft) drillhole interval of 1.22 g/t Au (0.036 oz/st) in hole DS16-10 (west extension);

•	a 38.1 m (125.0 ft) drillhole interval of 0.56 g/t Au (0.016 oz/st) in hole DS16-07 (northwest extension); and

•	an upper zone of 38.1 m (125.0 ft) core length of 0.73 g/t Au (0.021 oz/st), a middle zone of 31.6 m (103.5 ft) core length of 0.49 g/t Au (0.014 oz/st), and a lower zone of 52.1 m (171.0 ft) core length of 1.04 g/t Au (0.030 oz/st), that includes a 15.9 m (52.0 ft) interval of 2.0 g/t Au (0.058 oz/st) in hole DS16-26 (northwest extension).

The following are some of the drilling highlights achieved during the 2016 Dark Star drill program at the new Dar Star North Zone of mineralization. Intersections achieved in holes DS16-31 and 33 indicate a connection between the Dark Star Main Zone and the new Dark Star North zone. As a result of the 2016 Dark Star drill program, additional drill testing of the deposit area is warranted as mineralization remains open in several directions. Additionally, geological modeling and resource estimation is currently underway, which is intended to update the current Dark Star mineral resource (Dufresne et al, 2015) with the addition of the 2015 and 2016 drill results. The 2016 Dark Star North zone drill program included (see Table 10.11 and Figure 10.6):

•	a 101.2 m (332 ft) core length interval of 1.5 g/t Au (0.043 oz/st) that includes a 32.3 m (106.0 ft) interval of 2.87 g/t Au (0.083 oz/st) in hole DS16-03B;

•	a 126.2 m (414 ft) core length interval of 3.95 g/t Au (0.115 oz/st) that includes a 44.0 m (144.4 ft) interval of 4.7 g/t Au (0.137 oz/st) in hole DS16-08;

•	a 56.2 m (184.3 ft) core length interval of 1.83 g/t Au (0.053 oz/st) that includes a 5.8 m (19.0 ft) interval of 2.74 g/t Au (0.08 oz/st) in hole DS16-21;

•	a 97.3 m (319 ft) core length interval of 3.16 g/t Au (0.092 oz/st) that includes a 12.5 m (41 ft) interval of 6.09 g/t Au (0.178 oz/st) in hole DS16-24; and

•	a 47.6 m (156.0 ft) interval of 0.49 g/t Au (0.014 oz/st) that includes a 4.9 m (16.0 ft) interval of 1.0 g/t Au (0.029 oz/st) in hole 16DS-33.

Finally, the 2016 Dark Star drill program highlighted the gold potential of the entire Dark Star Corridor (DSC), which is a +4 mile (+6 km) long north-south structural zone that has been defined by mapping and geophysics extending from Dark Star North, through the Dark Star Deposit (Main Zone) and the Dark Star South target area down to the Dixie Creek Target at the south end of the Property. Gold Standard completed a total of six drillholes south of the Dark Star Main Zone along the Dark Star Corridor towards the Dixie Creek target. Samples collected from the 2016 drillholes completed in the DSC target area returned a single anomalous 4.6 m (15 ft) drillhole interval of 0.4 g/t Au (0.012 oz/st) from hole DS16-11 (Table 10.11).

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11	Sample Preparation, Analyses and Security

The following summarizes the procedures employed by Gold Standard personnel for surface sampling, the handling of core and reverse-circulation cuttings samples.

11.1	Surface Soil and Rock Sampling

The following describes the surface sampling procedures that have been established by Gold Standard at the Railroad-Pinion Project. All sampling is conducted under the supervision of the Company’s project geologists and the chain of sample custody from the field to the sample preparation facility is continuously monitored. A blank or certified reference material was inserted approximately every forty samples for soil and rock samples. The samples are delivered to either ALS’ or Bureau Veritas’ preparation facility in Elko, NV where the samples are crushed, screened and pulverized. Sample pulps are then shipped to ALS' certified laboratory in Reno, NV (or Vancouver, B.C.) or Bureau Veritas’ certified laboratory in Sparks, Nevada for geochemical analysis. Samples are crushed and pulverized and for gold assay, 30g aliquots are fire assayed and finished with a wet chemical procedure, normally AA – Atomic Absorption or by ICP-AES finish. All other elements are determined using a 0.5 g aliquot of the pulp that is analyzed by wet chemical methods that comprise aqua regia acid digestion followed by ICP-AES analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

11.2	Diamond Drill Core

Drill core is collected from the drill rig by Gold Standard personnel and transported to Gold Standard’s Elko, Nevada office on a daily basis. At the secure Elko facility, Gold Standard personnel complete the following:

•	A geological log is completed on the whole core. Logs illustrate core recovery, sample intervals, lithologic data, hydrothermal alteration and structural features with respect to the core axis.

•	The whole core is marked/tagged for sampling, and digitally photographed. High resolution digital jpeg photographs are archived for future reference.

•	Whole HQ-size core is cut in half (rock sawed), and whole PQ-size core is quarter cut, by contractors working at Gold Standard’s Elko office. Sawed core sample intervals are recorded on daily cut core sheets for review each day.

•	Samples for geochemical analysis are collected and comprise either one half of the HQ-size core or one quarter of the PQ-size core with the remaining core for each retained in their original core boxes.

•	Standard reference materials (standards and blanks) are inserted into the sample sequence at a rate of approximately 1 in every 10 to 15 samples.

All original geochemical analyses were completed by either ALS or Bureau Veritas, both internationally accredited independent analytical companies with ISO9001:2008 certification.

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In the case of ALS, ALS picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At the ALS preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 6 mm screen, then it is finely crushed so that +70% passes a 2mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Reno, Nevada or Vancouver, British Columbia for geochemical analysis. At Reno or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

In the case of Bureau Veritas, Bureau Veritas picks up the core samples from Gold Standard’s Elko office and delivers them to its Elko, Nevada sample preparation facility. At Bureau Veritas’ preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and is analyzed for gold using a fire assay fusion and with atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

11.3	Reverse-circulation Drillhole Cuttings

Reverse-circulation drill samples were collected by the drilling contractor using a wet sample splitter on the drill rig. Samples typically range from 5 to 20 pounds. Geochemical standards and/or blanks are inserted by Gold Standard geologists every 10 to 15 samples. The samples were picked up at the drill sites by either ALS or Bureau Veritas and delivered to its preparation lab in Elko, Nevada.

Samples submitted to either ALS or Bureau Veritas utilized the exact same preparation and analytical procedures as described above for the core samples.

Samples submitted to ALS were logged into a computer-based tracking system, sorted, weighed and dried. The entire sample is crushed so that +75% passes a 2 mm screen. A 250 g (~0.5 pound) spilt is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the samples were shipped to Reno, Nevada or Vancouver, B.C. for geochemical analysis. Pulp samples were analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split. Samples were also analyzed for a suite of 30 other “trace elements” by ICP-AES (Inductively Coupled Plasma – Atomic Emission Spectroscopy) following aqua regia digestion.

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At the Bureau Veritas preparation facility the samples are logged into a computer-based tracking system, weighed and dried. The entire sample is crushed so that +70% passes a 2 mm screen. A 250 g (~0.5 pound) spilt (original pulp) is then selected and pulverized to better than 85% passing a 75 micron screen. From Elko the pulp samples are shipped to Sparks, Nevada or Vancouver, British Columbia for geochemical analysis. At Sparks or Vancouver, a 30 g aliquot is extracted from the pulp and analyzed for gold using a fire assay fusion and an atomic absorption spectroscopy (AAS) finish. Samples are also analyzed for a suite of 37 other “trace elements” by ICP-MS following aqua regia digestion.

All samples that assay greater than 0.14 ppm Au are follow-up assayed for Ag by four acid digestion followed by AAS finish. All samples that assay greater than 0.14 ppm Au are also follow-up assayed for Au and Ag by cyanide leach utilizing a 30 g aliquot and a leach time of about an hour. The samples are finished using AAS.

The sample collection, security, transportation, preparation, insertion of geochemical standards and blanks, and analytical procedures are within industry norms and best practices. The procedures utilized by Gold Standard are considered adequate to insure that the results disclosed are accurate within scientific limitations and are not misleading.

12	Data Verification

The following sections discuss the details of the Quality Assurance and Quality Control (QA/QC) program employed by GSV at the Railroad-Pinion Project during the Pinion, Dark Star and North Bullion drill program completed during 2016.

12.1	Non-Analytical Data

For non-analytical field data, Gold Standard has instituted protocols to insure data integrity. For example, during surface geochemical sampling (rock grab and soil sampling), samplers are required to enter sample locations and descriptive information into computers daily and locations are checked to eliminate data input errors. For non-analytical drillhole information, GSV employs a similar protocol of continuous data checking to insure the accurate recording within the Project’s drilling database, which includes: collar and down hole survey information; all geological and geotechnical information from both core and RC chip logging. The procedures employed are considered reasonable and adequate with respect to insuring data integrity.

Steven Koehler, a qualified person and co-author of this report, has verified the location of numerous drill sites throughout the project area and compared them with coordinates in the GSV drill database and has not found any issues. Mr. Koehler has also conducted visits to the ALS and Inspectorate sample preparation facilities in Elko, NV, and no sample security or integrity issues were identified. In addition, the authors have conducted a review of geological and geochemical data within the GSV drill database by comparing database values to original drill logs (paper copies) and original assay certificates provided by ALS Minerals (ALS) and Inspectorate America Corporation (Inspectorate/Bureau Veritas). No issues were identified.

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12.2	Analytical Data (Quality Assurance and Quality Control Program)

The analytical portion of the QA/QC program employed by GSV aims to provide a means by which the accuracy and precision of the assaying that is performed on its drilling samples (core and RC chip) can be measured to insure the highest possible data quality. In order to achieve this goal, GSV personnel insert samples of standard reference materials (standards), which are commercially available materials certified to contain a known concentration of an element (or elements) - in this case gold. The Company’s protocol is to use several standards of varying gold concentration during a drilling campaign and randomly insert one standard sample into the stream of actual drill samples at a rate of approximately 1 in 10. The company-inserted QC samples alternate between a standard and a blank, the latter simply being a standard that analyses (assays) below detectable limits for the key element. The analytical quality control measures employed by GSV are consistent with industry standards and sufficient to properly monitor analytical accuracy and precision.

Consistent with previous GSV drill programs, the certified standard and blank samples used during the 2016 Railroad-Pinion drill programs were purchased from MEG Inc. (www.sheaclarksmith.com) in Reno, NV. A review of the sample preparation and certification procedures employed by MEG Inc. indicates that reference materials are produced per industry standards to insure homogeneity. The standards appear to be reasonably well tested by round-robin analysis at between 5 and 10 different laboratories, to establish expected values and acceptable ranges (Table 12.1). During the 2016 Pinion, Dark Star, and Railroad drill programs, a total of 2,432 standard reference material samples were inserted in the sample stream by GSV personnel (1,334 standards and 1,098 blanks).

Table 12.1. Standard reference materials inserted in the 2016 Pinion drill program sample stream.

GSV Identifier	Supplier Identifier	Certified Au Value (ppm)	Interlab SD (ppm Au)	Acceptable Analytical Range (+/-2SD’s)
				Low	High
Standard 0.04 ppm Au	MEG-Au.10.02	0.036	0.004	0.028	0.044
Standard 0.07 ppm Au	MEG-Au.10.04	0.079	0.006	0.067	0.091
Standard 0.75 ppm Au	MEG-Au.13.02	0.746	0.039	0.668	0.824
Standard 1.5 ppm Au	MEG-S107007X	1.526	0.068	1.390	1.662
Standard 2.69 ppm Au	MEG-Au.11.17	2.693	0.118	2.457	2.929
Standard 3.6 ppm Au	MEG-Au.11.29	3.651	0.319	3.013	4.289

12.2.1	2016 Pinion RC and Core Drilling Program QA/QC

All drilling and standard reference samples resulting from the 2016 Pinion drill program were analyzed at the ALS laboratory in Reno, NV. The 2016 Pinion drill program included 25 Reverse Circulation (RC) and core drill holes totalling 26,423 ft (8,054 m). Two of these holes, PIN16-05 and PIN16-15, were abandoned before their target depth and were re-drilled as PIN16-05A and PIN16-15A, respectively. The full drill program involved the analysis of some 5,980 samples, which included 5,456 drill samples and 524 QC samples (257 blank and 267 standards). Thus, the average frequency of insertion for the standard reference materials for the 2016 Pinion drill program was 1 in every 10.4 drilling samples.

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12.2.1.1	Blanks

Blank samples by definition are not supposed to contain any of the key element (gold) being analyzed and therefore they provide a means of checking that there is no sample contamination during the preparation and/or analytical process that might affect data quality. A total of 257 blank samples were inserted in the 2016 Pinion drilling sample stream by GSV personnel. The blank pulp samples used comprise a 99% quartz sand substrate that is certified by MEG Inc. to contain gold at concentrations below detectable limits (<0.003 ppm or <3 ppb Au). As with the rest of the samples, the blanks were analyzed at ALS in Reno, NV by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit 0.005 ppm Au (5 ppb Au). Only one (1) of the 257 assays for the blank samples (0.4%) returned a value (6 ppb Au) above the detection limit (5 ppb) for Au (see Figure 12.1). The remaining blank samples assayed below the detectable limit (< 5 ppb Au). Thus, the assays for the 2016 Pinion drilling blank samples are acceptable and do not demonstrate any significant irregularities.

Figure 12.1. 2015 Pinion blank pulp assays.

12.2.1.2	Standard Reference Materials

Because standards contain a “known” concentration of a given element, they provide a means of measuring the overall accuracy and precision of the analytical technique being used. A summary of analytical statistics for the standards inserted by GSV personnel into the 2016 Pinion drill program sample stream is provided in Table 12.2. The arithmetic average for all six (6) standards are within 1 Standard Deviation (SD) of their respective certified values. The 2016 Pinion drilling assays included 267 standard samples and only three (3) results, from a single standard, were found to lie outside the 2SD “acceptable” analytical range, and thus represent analytical “failures”. However, these failures were not consecutive and the respective assay values fell within their 3SD limits and so no re-assaying was warranted. In general, it can be concluded that there were no significant issues with respect to the analysis of the 2016 Pinion standard samples at ALS and the resulting drill data is acceptable for inclusion in the company’s Pinion drilling database and for use in any subsequent quantitative analyses (i.e. resource estimation).

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Table 12.2. Summary of 2016 Pinion drill assay standard sample results (Source: MEG-2014 Gold Brochure).

GSV Identifier	Supplier Identifier	Certified Data			2015 Analytical Data			No of Analyses	No of 2SD Fails	% Fail
		Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
Standard 0.04 ppm Au	MEG-Au.10.02	0.036	0.004	11.1	0.034	0.002	5.9	73	0	0
Standard 0.07 ppm Au	MEG-Au.10.04	0.079	0.006	7.6	0.080	0.004	4.8	70	0	0
Standard 0.75 ppm Au	MEG-Au.13.02	0.746	0.039	5.2	0.760	0.012	1.5	27	0	0
Standard 1.5 ppm Au	MEG-S107007X	1.526	0.068	4.5	1.526	0.054	3.6	39	0	0
Standard 2.69 ppm Au	MEG-Au.11.17	2.693	0.118	4.4	2.786	0.100	3.6	43	3	7.0
Standard 3.6 ppm Au	MEG-Au.11.29	3.651	0.319	8.7	3.708	0.153	4.1	15	0	0

Analytical results for MEG-S107007X and MEG-Au.11.17 are plotted below (Figures 12.2 and 12.3, respectively). The remaining four standards used in the Pinion 2016 drill program are plotted in Appendix 3. Analyses are plotted chronologically, and then by sample depth, from right to left.

The first ten analyses of MEG-S107007X have a slightly higher mean than the certified value (1.588 and 1.526 ppm Au, respectively; Figure 12.2). These ten samples were analyzed within one month and the 11th sample was analyzed eleven weeks later. As there is a considerable gap in time, this positive offset from the mean is likely due to minor instrumental variation at ALS rather than an issue with the standard. The analyses for standard MEG-S107007X are considered acceptable with all results lying within 2SD of the certified value.

A slight positive shift was noticed in the 43 analyses of standard MEG-Au.11.17 (Figure 12.3). The mean for the 43 analyses was 2.786 ppm Au, which is 0.093 ppm (3.5%) higher than the certified value provided by MEG Inc. of 2.693 ppm Au. As these analyses were preformed over six months, it is unlikely that this difference is attributable solely to instrumental error. It is possible that the certified reference material is actually slightly higher than the certified value, which was determined by the analysis of 45 samples at 9 different laboratories. Additional analyses of this standard would be required to establish if there might be an issue with the certified value for this standard. However, 40 of the 43 assays for this standard (93%) fell within its acceptable 2SD limit, and since these 3 failures were the only such results for the 267 Pinion standards (1.1% failure rate), it can be concluded that there was no significant issue with respect to the assaying of the 2016 Pinion drill program standard samples.

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Figure 12.2. Assay data for standard 1.5 ppm Au (MEG-S107007X).

Figure 12.3. Assay data for standard MEG-Au.11.17.

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A total of four (4) labelling errors were identified with respect to the standards that were inserted by GSV personnel into the 2016 Pinion drilling sample stream. So-called ‘labeling errors’ involve the identification of a clear difference between the standard that was recorded during the sampling work and the actual standard that was submitted for analysis, which is normally determined by the assay result lying well outside the expected range for the recorded standard but within the acceptable range for another standard. Two (2) samples in hole PIN16-16 (1050A and 1250A) and one (1) sample in hole PIN16-20 (650A) were labelled as ‘Standard 0.04 ppm Au’ (MEG-Au.10.02), but returned assay results of 0.073, 0.081, and 0.083 ppm Au, respectively. Clearly, these samples were actually samples of standard MEG-Au10.04 (0.07 ppm Au). Finally, a labeling error was identified with sample PIN16-08 550A, which was labelled as ‘Standard 3.6 ppm Au’. The analytical result for this sample was 2.43 ppm Au, which is most likely a sample of standard MEG-Au.11.17 (2.693 ppm Au). These labeling errors were corrected in the final drill database.

12.2.1.3	Umpire Check Assays

To date, there has not been any umpire sampling conducted on the 2016 Pinion drilling samples.

12.2.1.4	Duplicate Core Sample Assays

No duplicate samples were collected during the 2016 Pinion drilling program.

12.2.1.5	Lab-inserted Standard Reference Materials

There were no lab-inserted standard sample results or repeat analysis results reported within the digital assay files provided by the laboratories.

12.2.2	2016 Dark Star Drill Program QA/QC

The 2016 Dark Star drill program totalled 57,563 ft (17,545.4 m), which included: 19 Reverse Circulation (RC) drill holes totaling 30,056 ft (9,161 m) and 21 core holes totaling 28,508 ft (8,689 m). Two of these holes, DS16-03 and DS16-29, were abandoned before their target depth and re-drilled as DS16-03B and DS16-29A, respectively. The drilling and QC samples resulting from the 2016 Dark Star drill program were analyzed at two laboratories with the majority (~93%) being analysed at Bureau Veritas (Inspectorate) laboratory, in Sparks, NV. The remaining samples (~7%) were assayed at ALS laboratories either at their Reno, NV or Vancouver, B.C. facilities.

A total of 13,820 samples were analyzed during the 2016 Dark Star drill program. Of these samples 12,534 were actual drilling samples and 1,286 were MEG Inc. supplied standard reference materials inserted into the sample stream by GSV personnel. The QC samples comprised 712 standards and 573 blanks. Thus, the frequency of the insertion of QC samples in the 2016 Dark Star drill program by GSV was 1 in every 9.8 drill samples, which is adequate to ensure that each batch of assays included at least 1 company-inserted standard sample.

12.2.2.1	Blanks

A total of 573 blank samples were inserted in the sample stream by GSV personnel during the 2016 Dark Star drill program. The blank pulp samples used comprise a 99% quartz sand substrate that is certified by MEG Inc. to assay < 0.003 ppm (< 3 ppb) Au. The blanks, as with all of the other actual and standard samples, were analyzed by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit of 0.005 ppm Au (5 ppb Au). Of the 573 blank sample analyses, only seven (or 1.2%) yielded assay results above the detection limit (Figure 12.4). The vast majority of the blank samples assayed below detectable limits (<0.005 ppm Au) and, as a whole, the data is considered acceptable. There are therefore no significant issues to report regarding the 2016 Dark Star blank analyses.

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Figure 12.4. 2015 Dark Star drill program blank pulp assays.

12.2.2.2	Standard Reference Materials

The standard reference materials inserted by GSV into the 2016 Dark Star drilling sample stream are the same as those used during the 2016 Pinion samples. A summary of analytical statistics for the standard reference materials used during the 2016 Dark Star drill program is provided in Table 12.3. In general, there was a greater amount of analytical variation in the analytical results returned for the GSV-inserted standards from the Dark Star drill program than was observed for the same standards used during the 2016 Pinion drill program. The only difference was the laboratory where the analyses were performed. The 2016 Pinion drill samples were analysed at ALS in Reno, NV (or Vancouver, BC) whereas the majority of the 2016 Dark Star drilling samples were analysed at Bureau Veritas laboratories in Sparks, NV. All of the analytical ‘failures’ shown in Table 12.3 were performed at Bureau Veritas. As a result, it is logical to conclude that the difference in the overall analytical variability between the 2016 Pinion and Dark Star drilling QC datasets is a result of laboratory variation.

In addition, as with the 2016 Pinion QC data, MEG standard MEG-Au.11.17 showed the greatest number of analytical “failures”. However, the variability within the analytical data is within acceptable ranges and the analytical “failures” are due to an overall positive bias in the analytical results for this standard. As a result, all 15 of the failures are > 2SD and there are no < 2SD failures. As with the Pinion data, the mean of the 123 analyses for standard MEG-Au.11.17 performed during the 2016 Dark Star drill program is approximately 3% higher than its certified value. Thus, a significant number of analyses from two different laboratories, established during the Pinion and Dark Star QC programs, are now suggesting an issue with the certified value for this standard. As a result, it is recommended that this issue be discussed with MEG and that, until such time as this issue is resolved, GSV should refrain from any further use of standard MEG-Au.11.17.

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Since the analyses returned by Bureau Veritas for standard MEG-Au.11.17 as part of the 2016 Dark Star QC program agree with the data generated for the same standard at ALS as part of the 2016 Pinion QC program, it can be concluded that the laboratory (Bureau Veritas) has performed well. Thus, it can also be concluded that the overall QC dataset for the 2016 Dark Star drilling data is acceptable and the resulting analytical data is acceptable for inclusion in the company’s drilling database and for use in any subsequent quantitative analyses (i.e. resource estimation).

Table 12.3. Summary of 2016 Dark Star drill assay standard sample results (Source: MEG-2014 Gold Brochure).

GSV Identifier	Supplier Identifier	Certified Data			2016 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
		Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
Standard 0.04 ppm Au	MEG-Au.10.02	0.036	0.004	11.1	0.034	0.004	10.1	169	0	0
Standard 0.07 ppm Au	MEG-Au.10.04	0.079	0.006	7.6	0.078	0.006	7.5	150	4	2.7
Standard 0.75 ppm Au	MEG-Au.13.02	0.746	0.039	5.2	0.749	0.023	3.1	147	0	0
Standard 1.5 ppm Au	MEG-S107007X	1.526	0.068	4.5	1.555	0.052	3.3	121	3	2.4
Standard 2.69 ppm Au	MEG-Au.11.17	2.693	0.118	4.4	2.778	0.112	4.0	123	15	12.2*
Standard 3.6 ppm Au	MEG-Au.11.29	3.651	0.319	8.7	4.118	-	-	2	0	0

* failures are all >2SD results related to an overall positive bias in the data that is likely the result of issues with respect to the certified value for standard MEG-Au.11.17.

Analytical results for MEG-Au.13.02 and MEG-Au.11.17 are plotted below (Figures 12.5 and 12.6, respectively). Analyses are plotted chronologically by date, then by sample depth, in order from left to right. Graphs for the remaining four standards used in the 2016 Dark Star drill program are provided in Appendix 3.

All 147 analyses of the MEG-Au.13.02 standard behaved as expected. There is a notable sinusoidal pattern to the chronological data in Figure 12.5. These samples were analysed over a 33-week period and likely illustrate monthly instrumental (AA calibration) variations. All of the analytical results lie well within the acceptable 2SD range and this there were no issues with the analyses of this standard.

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Figure 12.5. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).

Figure 12.6. Assay data for standard 2.69 ppm Au (MEG-Au.11.17).

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As discussed above, the analytical results for standard MEG-Au.11.17 had the greatest number of analytical “failures” (15 of 123), and failure rate (12.2%), of any of the 2016 Dark Star drill program standards. As with the 2016 Pinion MEG-Au.11.17 analyses, there is a similar 3%, 0.085 ppm, positive shift in the mean value of the 123 samples (2.778 ppm Au) relative to their certified value (2.693 ppm Au), as shown in Figure 12.6. The Bureau Veritas analyses (this section) show the same shift as the ALS analyses from the 2016 Pinion samples (Section 12.1.1.2). As the same shift is noted in two separate labs, it is concluded that this is not an analytical issue but is due to an issue with the certified value for standard MEG-Au.11.17.

A total of five (5) possible labelling errors were identified in the GSV sampling records during the 2016 Dark Star drill program. Two (2) samples were labelled ‘Standard 0.04 ppm Au’ (MEG-Au.10.12), in hole DS16-08 (651A and 912A), but returned assay values of 0.058 and 1.485 ppm Au, respectively. The first sample is likely a low “failure” of the 0.07 ppm Au standard (MEG-Au.10.04). The second sample (1.495 ppm Au) is more likely a sample of the 1.50 ppm standard (MEG-S107007X). The other three labelling errors have analyzed values within 1SD of the 0.04 ppm Au standard (MEG-Au.10.02), yet are labelled 2.69, 2.69, and 0.75 ppm Au standards. The authors consider these samples (DS16-29A 1150A, DS16-08 728.5A and 814.6A) as labelling errors, rather than analytical failures, and the Dark Star drilling database has been corrected accordingly.

12.2.2.3	Umpire Check Assays

A significant check assay (umpire assay) program has been initiated with respect to the 2016 Bureau Veritas assay results with the submission of second sample splits to ALS laboratory in Reno, NV. This work is still ongoing.

12.2.2.4	Lab-inserted Standard Reference Materials

Bureau Veritas reported a total of 2,563 internal (lab inserted) QA/QC samples along with the results of the Dark Star 2016 drilling sample stream: 1078 standards, 535 blanks, 205 prep-blanks, 344 duplicates, and 401 replicates.

12.2.2.4.1.	Bureau Veritas Inserted Blanks and Prep-blanks – 2016 Dark Star

Five analyses of 535 (1%) were at or above detection limit for the blank reference material. Seven of the 205 (3%) prep-blanks were at or above detection limit. Both plots are found in Appendix 3 and this failure frequency is deemed acceptable.

12.2.2.4.2.	Bureau Veritas Inserted Standards – 2016 Dark Star

A summary of the 1,078 standards inserted by Inspectorate into the 2016 Dark Star sample stream is shown in Table 12.4. The laboratory obviously tends to preferentially utilize 2 standards (OXC129 and OXI121). The former was analysed 518 times and returned no 2SD failures, while the latter was analysed 484 times and returned only 21 marginal 2SD failures (see Figure 12.7). This failure rate is less than 5% and, considering the marginal nature of the failures, the data is deemed acceptable. Because Bureau Veritas was able to assay these 2 standards with reasonable accuracy, it can be concluded that it is likely that there are either analytical issues or homogenization issues pertaining to standards OXH66 and possibly SP37. These problematic standards represent <5% of the total analyses and are not considered significant. Graphs of the other Bureau Veritas inserted standards are appended to this report (Appendix 3).

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Table 12.4. Summary table of the Bureau Veritas inserted certified standards and the results.

Rocklabs Identifier	Certified Data			2016 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
	Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
STD OXA131	0.077	0.007	9.1	0.073	0.003	3.6	21	0	0
STD OXC129	0.205	0.007	3.4	0.203	0.006	2.9	518	0	0
STD OXH66	1.285	0.032	2.5	1.318	0.039	3.0	52	13	25
STD OXI121	1.834	0.100	5.5	1.842	0.050	2.7	484	21	4.3
STD SP37	18.14	0.76	4.2	0.073	--	--	3	15	12.2

Figure 12.7. Analyses of Bureau Veritas inserted standard OXC129.

12.2.2.4.3.	Bureau Veritas Internal Duplicate Core Sample Assays

Bureau Veritas duplicated 344 samples, of which 185 samples reported both the original and the duplicate value above detection limit. These 185 duplicates are plotted against their original values in Figure 12.8. As one would expect, there is greater variation near the detection limit (0.005 ppm) with better correlation at higher assay values. The overall correlation coefficient was an acceptable 0.993.

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Figure 12.8. Bureau Veritas duplicates versus original assay value for Dark Star 2016

12.2.2.4.4.	Replicate Core Sample Assays

Bureau Veritas replicated 401 samples, of which 198 samples reported both the original and the replicate value above detection limit. Those original-replicate pairs with at least one below detection limit are not plotted, as they cannot be accurately analyzed, allowing instrument to cause a larger portion of the variation from its true value. These 198 replicates are plotted against their original values in Figure 12.9. As one would expect, there is greater variation near the detection limit (0.005 ppm) with a tighter percent different at higher concentrations. With an overall correlation coefficient of 0.9977, these duplicates are deemed acceptable.

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Figure 12.9. Bureau Veritas replicates versus original assay value for Dark Star 2016.

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12.2.3	2016 Railroad Project Drill Program QA/QC

The 2016 Railroad Project area drilling comprised a total of 10,272.1m (33,701 ft) of drilling in 18 RC and RC/core combination drillholes. The Railroad drill program comprised holes at the Bald Mountain, North Bullion and Cherry Springs (Newmont Joint Venture) prospects and included the analysis of some 6,959 samples, which included 6,336 actual drill samples and 623 QA/QC samples representing a rate of 1 QA/QC sample for every 10.2 drilling samples. The QA/QC samples consisted of 268 blank pulp samples and 355 standard samples that were inserted into the sample sequence by GSV personnel. The QA/QC sample insertion frequency is acceptable.

12.2.3.1	Blanks

A total of 268 blank pulp samples were inserted in the sample stream during the 2016 Railroad Project area drill program. The analysis of blank pulp samples allows for an examination of potential contamination within the laboratory during sample analysis. The blank pulp materials are certified by MEG Inc. to comprise material that should assay <0.003 ppm (<3 ppb) Au. All of the blanks were analyzed by 30 g fire assay with a wet chemical (AA) finish with a lower detection limit 0.005 ppm Au (5 ppb Au). The 2016 Railroad analytical work was split between two (2) laboratories; the Bureau Veritas (Inspectorate) in Reno, NV and ALS, Reno, NV.

Only one (1) of the 268 blank samples returned a gold assay result above detectable limits (<5ppb Au), or (0.3%) of the blank samples, which relative to a 95% confidence level, is considered acceptable. As illustrated in Figure 12.10, in which samples are plotted chronologically from left to right, there were no significant issues with respect to the analysis of the blank samples inserted into the 2015 North Bullion RC drill program. Thus, there were no apparent issues with respect to lab cleanliness or sample contamination during the assaying process.

Figure 12.10. 2015 North Bullion blank pulp assays.

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12.2.3.2	Standard Reference Materials

Throughout the 2016 Railroad Project area drill program, a total of 355 standard reference material samples (‘standards’) were inserted in the actual drilling sample stream by GSV personnel. The certified values and acceptable analytical ranges for each of the six (6) standard reference materials used during the 2016 drill program are presented in Table 12.5. These are the same MEG Inc. (Reno, NV) certified standard reference materials used in the 2016 Pinion and Dark Star QC programs discussed above.

A summary of analytical statistics for the standard reference materials that were utilized during the 2015 North Bullion drill program is provided in Table 12.5. The analytical data for each of the six standards used during the 2016 Railroad drill program have been graphed and are appended to this report (Appendix 3). As examples of the overall dataset, two (2) of the standards, standards 0.75ppm Au and 1.5ppm Au (MEG-Au.13.02 and MEG-Au.11.17), are discussed below in greater detail and graphs of their respective data are provided in Figures 12.11 and 12.12.

Table 12.5. Summary of 2015 North Bullion drill assay standard sample assay results (Source: SCS MEG-2014 Gold Brochure).

GSV Identifier	Supplier Identifier	Certified Data			2015 Analytical Data			No of Analyses	No of 2SD Fails	% Fail
		Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
Standard 0.04 ppm Au	MEG-Au.10.02	0.036	0.004	11.1	0.034	0.003	7.5	94	0	0
Standard 0.07 ppm Au	MEG-Au.10.04	0.079	0.006	7.6	0.079	0.005	6.0	67	1	1.5
Standard 0.75 ppm Au	MEG-Au.13.02	0.746	0.039	5.2	0.753	0.02	2.6	76	0	0
Standard 1.5 ppm Au	MEG-S107007X	1.526	0.068	4.5	1.556	0.063	4.0	50	2	4.0
Standard 2.69 ppm Au	MEG-Au.11.17	2.693	0.118	4.4	2.789	0.117	4.2	60	9	15.0
Standard 3.6 ppm Au	MEG-Au.11.29	3.651	0.319	8.7	3.891	0.283	7.3	8	1	12.5

There was an overall analytical failure rate of 13 in 355, or 3.7%, which is an acceptable overall failure rate relative to a 95% confidence limit for the data. For the 4 standards certified with gold concentrations < 2 ppm, the analytical failure rate was only 3 in 287, or 1.0%, which is an excellent result. Figure 12.11 below illustrates the data for on of these standards (MEG-Au.13.02), which showed consistent results with no 2SD failures.

The analytical issue appears to be limited to the two standards certified with gold concentrations > 2 ppm where the analytical failure rate was 10 in 68, or 14.7%, which is an unacceptable result. The single failure for standard MEG-Au.11.29 was a marginal high (> 2SD) failure but was part of a very small ‘non-statistical’ set of 8 assay results and is thus difficult to assess. The remaining 9 failures for the > 2 ppm standards comprise samples of standard MEG-Au.11.17 (Figure 12.12), which has been established previously (see the Pinion and Dark Star QAQC program discussions above) as having issues with respect to its certified value and thus these results can also not be used to assess the performance of the two laboratories that analysed the 2016 Railroad area drill samples. Furthermore, although the 2.69ppm gold standard had a high failure rate relative to its certified value, the actual analytical data illustrated in Figure 12.12 shows a low (acceptable) variance relative to an elevated mean value of 2.789 ppm Au and suggests reasonable accuracy and precision.

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As a result, taking into consideration the results for the 4 > 2 ppm standards, it can be concluded that there are no statistically significant issues with the 2016 Railroad drill program QA/QC data and thus, the analytical results are deemed to be acceptable for inclusion in the Company’s drilling databases and for use in any subsequent quantitative analysis (i.e. resource estimation).

Figure 12.11. Assay data for standard 0.75 ppm Au (MEG-Au.13.02).

Figure 12.12. Assay data for standard 1.5 ppm Au (MEG-S107007X).

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12.2.3.3	Umpire Check Assays

There was no umpire assaying/sampling conducted during the 2016 Railroad Project area drill program.

12.2.3.4	Duplicate Core Sample Assays

No duplicate samples were collected during the 2016 Railroad Project area drill program.

12.2.3.5	Lab-inserted Standard Reference Materials

With respect to the first half of the 2016 Railroad area drilling, the samples of which were analysed at Bureau Veritas (BV) laboratories in Sparks, NV, there were a number of lab-inserted/lab-initiated QC samples that were reported along with the results of the GSV submitted samples. In fact, BV labs reported the results for 144 blank pulps, 57 coarse blanks and 293 standard samples. The blanks (coarse and pulp) did not identify any significant issues as only 6 of the 201 samples (3%) yielded assay results above or equal to the gold detection limit. Similarly, the average failure rate for the lab-inserted standards was 10 in 293 samples or 3.4%, which is an acceptable rate relative to 95% confidence limits for the samples. The laboratory used almost exclusively just 2 standards OXC129 (0.21 ppm Au) and OXI121 (1.83 ppm Au). Graphs illustrating the analytical data for these two standards are provided below (Figures 12.13 and 12.14, respectively). The data for both of these standards show reasonable precision (low variance) and the analytical failures for standard OXI121 can be seen to be marginal 2SD failures and are not deemed to be significant.

Table 12.6. Summary table of the Bureau Veritas inserted certified standards and the results – 2016 Railroad area drill program.

Rocklabs Identifier	Certified Data			2016 Analytical Data			No. of Analyses	No. of 2SD Fails	% Fail
	Au (g/t)	SD (g/t)	% RSD	Au (g/t)	SD (g/t)	% RSD
STD OXA131	0.077	0.007	9.1	0.075	0.001	1%	5	0	0
STD OXC129	0.205	0.007	3.4	0.202	0.011	5%	141	0	0
STD OXH66	1.285	0.032	2.5	1.328	--	--	2	0	0
STD OXI121	1.834	0.1	5.5	1.84	0.1	5%	145	10	6.9%

Finally, Bureau Veritas performed duplicate and replicate assaying on randomly selected samples from the 2016 Railroad area drill program. Duplicate assays involve the analysis of a second 30g aliquot from the original sample pulp, whereas replicate assays involve the pulverization and analysis of a second pulp from the original sample’s remaining coarse reject. A total of 99 duplicate and 100 replicate assays were performed by Bureau Veritas and the results are illustrated in Figures 12.15 and 12.16. Both the duplicate and replicate assays show excellent correlation with the duplicate assays exhibiting a 0.835 correlation coefficient and the replicate assays exhibiting a 0.999 correlation coefficient. This data is interesting in that the correlation (reproducibility) of duplicate assays is normally better than that of replicate assays for the simple fact that there is normally greater variation in a samples coarse reject material than in its pulp. Although a curiosity, these difference is not considered significant.

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Figure 12.13. 2016 2016 Railroad drill program lab-duplicate assays.

Figure 12.14. 2016 Railroad drill program lab-replicate assays.

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Figure 12.15. 2016 Railroad drill program lab-inserted standard OXIC129.

Figure 12.16. 2016 Railroad drill program lab-inserted standard OXIC129.

In Summary, other than the identification of issues with respect to the certified value of one of the standard reference materials inserted in the 2016 drilling sample stream by GSV personnel, there were no significant issues noted in the Company’s QA/QC program. As a result, the data from the 2016 Railroad-Pinion Project drill programs is deemed to be acceptable for insertion into the Company’s drilling databases.

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13	Mineral Processing and Metallurgical Testing

A variety of historic and modern metallurgical tests have been conducted on material for three Railroad Project prospects including Railroad, North Bullion and Bald Mountain. Two separate first-pass metallurgical tests were completed on drill samples from the North Bullion Deposit and the Bald Mountain Target. A number of historic metallurgical tests have been conducted on material from the Pinion Deposit. The samples, test work and results of metallurgical work conducted to date are summarized below.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates in Reno, Nevada on drilling samples from the Pinion Deposit (see GSV Press Release dated July 12, 2016). The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas was collected from large diameter (PQ) core drillholes completed during 2016 that have been sent to Kappes Cassiday & Associates in Reno, Nevada for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

13.1	Railroad

In 2006, a total of 63 bottle roll tests and 3 column leach tests were completed by Kappes, Cassiday & Associates on behalf of Royal Standard Minerals on material from core from the Railroad (POD) prospect located on the Railroad portion of the Project area. A total of 475 lbs of sample material was submitted for the column leach tests. The individual bottle roll tests involved samples from individual 5 and 10 ft drillhole intervals (Kappes, Cassiday & Associates, 2006). The individual samples were collected from drillholes POD05-01, POD05-02, POD05-04 and POD05-07.

Prior to the initiation of the column leach tests, assays were conducted which established the head grade of the original 475 lbs of sample material as 0.069 oz/st (2.37 g/t) Au. The sample was also submitted for an initial simple bottle roll test that yielded gold recovery of 85%. The column leach tests were conducted on 3 crush sizes (1.5”, 0.5” and 0.25”) and the results approximated the initial bottle roll test averaging 85% for the 3 sizes. After 82 days of leaching, the three crush size columns returned gold recoveries of 83%, 86% and 88%, respectively.

The metallurgical work also included running a series of bottle roll tests from the individual core samples (Table 13.1). The results of the 63 individual bottle roll tests were highly variable yielding from 0% to 83% gold recoveries. The Kappes, Cassiday & Associates (2006) report identified carbonaceous materials and pointed out that black siltstone and black jasperoid samples yielded the poorest recoveries.

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Table 13.1. 2006 bottle roll gold leach tests.

Hole ID	No. Samples	Average Au Recovery (%)	Au Recovery Range (%)
POD05-01	18	55	10 to 83
POD05-02	20	17	0 to 70
POD05-04	22	19	0 to 78
POD05-07	3	0	0

13.2	North Bullion Target

Three samples were selected from composited, quarter-cut North Bullion drill core. The samples were provided to Newmont USA Limited, a subsidiary of Newmont Mining Corporation (Newmont). Each sample was taken from drill core and was expected to be refractory. A scope of work was generated to conduct gold head assays (duplicate fire assays, cyanide leachable gold assays, and preg-rob assays), carbon and sulfur assays (with a LECO furnace) and a multi-element ICP-MS analysis (Table 13.2). The tests were designed to determine if North Bullion deposit mineralization is amenable to the established recovery technologies commonly used for Carlin-type ores. The samples tested are described as follows:

•	Sample #1 represents a 95 ft (28.96 m) lower breccia interval from 1200 to 1295ft (365.76 to 394.72 m) in hole RR11-18.

•	Sample #2 represents a 45 ft (13.72 m) upper breccia interval from 960 to 1005 ft (292.61 to 306.32 m) in hole RR12-01.

•	Sample #3 represents a 20 ft (6.10 m) lower breccia interval from 1160 to 1180 ft in (353.57 to 359.66 m) hole RR13-08.

Newmont provided the Company with two reports summarizing the results of metallurgical and mineralogical tests from the North Bullion Deposit. All three samples were characterized as carbonaceous and sulphidic refractory material with very different gold grades, arsenic grades and sulphide sulphur contents (Arthur, 2013; McComb, 2013). The three samples assayed 0.067 oz Au/st (2.30 g/t), 0.340 oz Au/st (11.66 g/t Au) and 0.235 oz Au/st (8.06 g/t Au), respectively. Roaster recoveries were 83.1%, 90.0% and 78.8%, respectively, as illustrated in Table 13.3, indicating that North Bullion mineralization is likely to be conducive to roaster processing (Arthur, 2013). The cause of the recovery variances was not determined. Sulfide sulfur burns were between 94% and 96% and organic carbon burns were between 78% and 93%. The results suggest that the roast was complete (Arthur, 2013). The calcines had calculated preg-rob values between 0 and 0.007 opt with AA/FA ratios between 77% and 84% further supporting the conclusion that all of the organic carbon was burned (Arthur, 2013).

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Table 13.2. Head assays.

Sample ID	AuTG (oz/t)	AuTG (g/t)	AA/FA (%)	Calc. PR (oz/t)	Sulph- ide S (%)	Org- anic C (%)	Carb- onate C (%)	Ag (ppm)	As (ppm)	Cu (ppm)	Hg (ppm)	Ni (ppm)	Zn (ppm)
RR11-18	0.067	2.30	4.2	0.026	1.20	0.30	0.10	1.08	235	20	11	40	880
12-01A	0.340	11.66	13.5	0.024	3.26	0.53	0.34	0.30	2,473	40	78	46	54
13-08	0.235	8.06	2.4	0.049	6.16	0.61	0.32	0.70	1,005	47	46	47	2,029

Table 13.3. Roast test results.

Sample ID	Recovery (%)	Sulphide Sulphur Burn (%)	Organic Carbon Burn (%)	Calcine Calc. PR (opt)	Calcine AA/FA (%)	NaCN Demand (lb/ton)	Lime Demand (lb/ton)
RR11-18	83.1	96	78	0.007	77	1.81	15.4
12-01A	90.0	94	90	0.000	84	1.81	21.6
13-08	78.8	96	93	0.001	76	1.01	15.2

13.3	Bald Mountain Target

Recognizing the potential economic significance of the Bald Mountain gold discovery, Gold Standard commissioned metallurgical tests of the core from drillhole RRB13-01. Inspectorate America Corporation (“Inspectorate”) of Sparks, Nevada used the following procedure: 30 gram pulp samples were agitation-leached for one hour at room temperature in 60 ml of 0.3% sodium cyanide solution. The solution also had a 0.3% concentration of sodium hydroxide in order to stabilize the pH at greater than 10. Pregnant solutions were analyzed by a matrix-matched-calibrated AAS. Internal blanks, standards and duplicates were also analyzed at a frequency of approximately one of each for every 35 samples.

Fourteen of fifteen samples provided an unweighted average recovery of 82.2%. The better recoveries were skewed toward the higher grade samples (Table 13.4):

13.4	Pinion Project

An initial program of metallurgical test work was conducted in 1992 by Crown Metals using RC drill cuttings samples that were composited and processed at McClelland Laboratories in Sparks, NV. A total of 158 – 5 foot RC samples were combined into 8 composite samples that were subjected to basic cyanidation (leach) tests without further preparation (i.e. no additional grinding or screening). The results of this work indicated that the samples (RC cuttings) were amenable to direct cyanidation with recoveries ranging from 75% to 91.3% and averaging 81.8%. The samples were subjected to 96 hours of leaching but results indicated that gold liberation (leaching) was relatively rapid and was substantially completed between 6 and 24 hours. Cyanide consumption was low and lime requirements were moderate to high (Calloway, 1992b; DeMatties, 2003).

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Table 13.4: Gold Standard Ventures RRB13-01: 15 pulp samples for Au-30-CN.

Sample ID	AuAA 23 Chemex (ppm)	Au (oz/t)	Au 30 CN Inspectorate (ppm)	Au (oz/t)	Gold Recovery (%)	Cu (ppm)
RRB13-01 680	1.355	0.040	1.33	0.039	98	464
RRB13-01 684	0.883	0.026	0.75	0.022	85	316
RRB13-01 702	2.4	0.070	2.02	0.059	84	549
RRB13-01 712	6.75	0.197	5.61	0.164	83	402
RRB13-01 716.5	12.85	0.375	10.61	0.309	83	218
RRB13-01 721.5	4.04	0.118	3.8	0.111	94	323
RRB13-01 730	0.952	0.028	0.8	0.023	84	380
RRB13-01 743	0.433	0.013	0.37	0.011	85	494
RRB13-01 772	0.381	0.011	0.24	0.007	63	787
RRB13-01 792	1.705	0.050	1.42	0.041	83	601
RRB13-01 802	2.5	0.073	1.74	0.051	70	756
RRB13-01 812	1.415	0.041	1.08	0.031	76	137
RRB13-01 827	1.22	0.036	0.99	0.029	81	404
RRB13-01 834	0.623	0.018	0.51	0.015	82	855
RRB13-01 861	0.569	0.017	0.1	0.003	18	1110

Additional metallurgical test work was completed in 1994, also at McClelland Laboratories (McPartland, 1995; DeMatties, 2003). Bottle roll and column percolation leach tests were performed on 35 RC drillhole cutting composites, comprising material from 529 individual RC drill cuttings samples, as well as an 880 lb bulk sample collected from a surface exposure of the Pinion mineralization. Additional column percolation leach testing at various grind sizes, along with mineralogical testing, was recommended.

The results for the 1994 column leach testing conducted on the Pinion (surface) bulk sample are summarized below in Table 13.5 and indicate that gold recoveries increase with finer grinding up to 80.6% by column leaching on material ground to 100 mesh. It was concluded from the simulated heap leach cyanidation testing that the Pinion (then referred to as South Bullion) bulk sample material was amenable to leaching with gold recoveries of 62% at a - 2” coarse crush and 82% at a - ¾” crush (feed size).

With respect to the 1994 bottle roll testing of the 35 composited cuttings samples, the data indicates that the samples are amenable to direct cyanidation at a nominal grind of 10 mesh with recoveries averaging 66.1%. Ten of the 35 composites were subjected to further grinding to 80% passing 65 mesh and resulted in an average increase in recovery of 13.7% from 60.6% to 68.0%, with 5 of the 10 samples averaging a 25% increase in recovery. Further grinding to 200 mesh had little effect on recoveries, which increased by an average of 3.8%. Leaching was fairly rapid, cyanide consumption was considered low and lime requirements were moderate. There was no strong correlation between composite depth and gold recovery, recovery rate or reagent requirements.

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Table 13.5. Pinion surface bulk sample leach testing.

Material Size	Recovery (%)		Head Au Grade (oz/t)	Head Au Grade (ppm)
	Column	Bottle Roll
-2”	52.8	-	0.036	1.23
-3/4”	61.5	-	0.039	1.34
-1/2”	-	55.9	0.034	1.17
10 Mesh	-	70.3	0.037	1.27
65 Mesh	-	71	0.031	1.06
100 Mesh	-	80.6	0.036	1.23

In 2004, personnel from Kappes, Cassiday & Associates (2004) supervised a trenching program on behalf of Royal Standard Minerals at the Pinion Deposit that resulted in the collection of 6 bulk (or composite) samples comprising a single 55 gal drum of material from each of 6 trenches at the deposit with metallurgical testing completed on 5 of the samples and several grab samples from the trenches.

Metallurgical tests including bottle rolls and column leach tests, were completed in 2004 on an equal weighted composite of the 5 bulk trench samples. A cyanide bottle roll leach test was completed on a composite sample that ran for a period of 72 hours. Gold extraction from the pulverized material was 78% after 72 hours of leaching based upon a calculated head grade of 0.048 oz/st (1.64 ppm) Au. Silver extraction was 54% based upon a calculated head grade of 0.67 oz/st (22.97 ppm) Ag. Sodium cyanide consumption for the test is was 0.63 lbs NaCN/ton. Hydrated lime consumption was 4.0 lbs Ca(OH)2/ton (Kappes, Cassiday & Associates, 2004).

Three separate column leach tests were conducted on the composite sample comprising material from five of the trenches completed at the Pinion Project. These tests were conducted at crush sizes of 100% minus 1 ½”, minus ½” and minus ¼”. The gold extractions from the PC Composite sample were 57%, 59% and 69% for these crush sizes, respectively. The silver extractions from the PC Composite sample were 31%, 33% and 62% for the same crush sizes, respectively. Sodium cyanide consumption averaged 1.44 lbs NaCN/ton and hydrated lime consumption averaged 2.0 lbs Ca(OH)2/ton. The minus ¼” crush column leach test required 2.0 lbs cement/ton.

In addition, 76 hand samples were collected from the 6 Pinion trenches and were measured for specific gravity using the wax coated water displacement technique. The average of the 76 analyses was 2.65 g/cm3. However, this value was skewed slightly by an unusually high average SG value of 3.20 g/cm3 returned from one trench (Figure 13.5). The average SG value for the remaining 5 trenches was 2.55 g/cm3, which is very close to (98.8% of) the value of 2.58 g/cm3 that was determined from the 171 SG measurements made on 2014 Pinion drill core samples (Dufresne et al., 2014). The average trench sample SG value excluding both the highest and the lowest individual trench averages (3.03 g/cm3 and 2.41 g/cm3), then the average of the remaining trench averages is 2.58 g/cm3, which is equal to the SG value determined for the Pinion Deposit determined from 2014 drill core samples (Dufresne et al., 2014).

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13.4.1	GSV 2015 Cyanide Leach Work Phase 1 and 2 Drilling

Gold Standard submitted a total of 1,810 pulp samples from the 2014 and 2015 Pinion (Phase and 2) drilling programs for preliminary cyanide solubility analyses. The samples comprised mineralized intervals from a total of 66 drillholes, comprising 57 - 2014 drillholes, 8 - 2015 drillholes and 1 historical hole, which were well distributed throughout the Pinion Deposit area. The samples comprised pulp material that is pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g Fire Assay (AA finish) procedure (“FA-AA”) and the population ranged from 0.016 ppm to 12.35 ppm gold with a simple mean value of 0.556 ppm gold and a length-weighted average value of 0.535 ppm gold. In addition, the samples were originally analyzed by ICP, with a multi-acid (near total) digestion, for silver and the population ranged from 0.010 ppm to 207.0 ppm silver with a simple mean value of 4.25 ppm silver and a length-weighted average value of 4.10 ppm silver.

The Pinion drillhole sample pulps were sent for a simple cyanide leach test (sometimes referred to as a “Shaker” leach tests) that were completed at ALS Laboratories in Reno, NV. The test comprises a cyanide digestion of a 30 g aliquot of each sample pulp that is allowed to sit for a few minutes (up to an hour) and then the liquor is analyzed by atomic absorption (AA) for gold and silver. The analyses are designed to provide a very preliminary indication of the ease of leachability for the samples.

The 1,810 sample dataset can be separated into two main groups of mineralized lithologies, the largest of which being oxidized multilithic breccia (n=1044), which is the main host for gold mineralization at Pinion. The second group of samples comprises all other lithologies (n=766) and includes oxidized Tripon Pass limestone, Chainman Formation sandstone and Tonka Formation conglomerate. An analysis of the data suggests that there is only a small difference in the overall average leachability of the gold (and silver) from the two groups of samples (see Table 13.6). This is likely reflecting the extent of oxidation throughout the Pinion Deposit. The average leachability of gold for the entire dataset was 75.2% (Table 13.6) with the multilithic breccia samples averaging 76.7% and the other lithologies averaging 72.2% (for gold). Similarly, the overall leachability of silver from the entire dataset was 45.3% (Figure 13.2) with the multilithic breccia samples averaging 46.5% and the other lithologies averaging 43.1% (for silver).

In addition, Table 13.6 provides detail with respect to the average CN recoveries for gold and silver for the main “zones” of mineralization that have been identified at the Pinion Deposit for the purposes of metallurgical studies. The data indicates that the majority of the individual zones that comprise the Pinion Deposit have CN gold leachability values > 80%. Furthermore, it appears that the overall average CN gold leachability value for the entire dataset (75.2%) appears to have been negatively biased by an excessive number of samples from just 1 zone within the deposit (SE-South Zone) that had an average CN gold recovery value of 57.6%. Thus, average CN gold recovery value for the entire dataset weighted by the number of sample intervals in each zone of the deposit is 76.0%. Regardless, these CN Leachability results were sufficiently encouraging to warrant additional metallurgical testing including Bottle Roll testing, which is discussed in the next section of this report, and larger column leach tests, which are currently in progress.

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Table 13.6. Summary of 2015 cyanide solubility analyses from the Pinion Deposit.

Deposit Zone	No. of Samples	No. of Drillholes	Average % Gold Leachability (Au-CN/Au-FA)	Lithology
Far North Zone	83	8	88.5	Oxide multilithic breccia (mlbx)
North Zone	131	6	86.7
Main Zone	121	8	79.5
NW Pinion	57	7	85.5
SE Central	148	10	73.9
East Pinion	148	6	82.1
NW: South Zone	110	5	80.8
SE: South Zone	246	7	57.6

Pinion Deposit	1044		76.7	All mlbx Samples
(all zones)	766		72.2	All non-mlbx Samples (Oxide Tripon Pass Lst, Chainman Fm Sst, Tonka Fm Conglom.
Total	1810		75.2	(all samples)

Figure 13.1. Comparison of Cn leach and fire assay gold data for select 2014-15 Pinion Deposit samples.

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Figure 13.2. Comparison of Cn leach and ICP silver data for select 2014-15 Pinion Deposit samples.

13.4.2	GSV 2016 Metallurgical Test Work

Gold Standard initiated a study during 2015 consisting of two stages to establish the heap leachability of the Pinion ores with Stage One being bottle roll cyanide leach studies for two crush sizes, i.e., where 80% passes 10 mesh Tyler (1.7 mm) and another one of 80% passing 200 mesh Tyler (75µm). Stage Two of the study would be to conduct column and bottle roll cyanidation leach analyses utilizing half-cut drill core as a function of crush size.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates in Reno, Nevada on drilling samples from the Pinion Deposit (see GSV Press Release dated July 12, 2016). The 2016 Pinion metallurgical test work was conducted on a total of 99 composite samples collected from a wide distribution of gold intercepts in 42 reverse-circulation drill holes and four core holes completed by Gold Standard across the Pinion deposit in 2014 and 2015. The sampling was conducted under the supervision of the Company’s chief geologist and consulting metallurgist Sevket Acar and a secure chain of custody was maintained from Gold Standard’s Elko, NV warehouse to the sample preparation facility in Reno, NV. The 2016 Pinion metallurgical characterization study was designed to be scoping in nature and was intended to establish the general metallurgical character of the resource. The composite samples ranged in depth from close to surface down to 425m and were mostly oxide with some composites containing low levels of sulfide sulfur and organic carbon.

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The bottle roll tests for each composite sample were completed at both 10 mesh (2 mm) and 200 mesh (.074 mm) sizes. The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size.

Gold Standard has divided the Pinion Deposit into 12 zones (areas) for the purpose of recent metallurgical testing. The Pinion Deposit zones include the Main Zone, the East Pinion - North Zone, the Far North Zone, the South Zone - Central area; the North Zone - Central, North and South areas; the NW Pinion - East, West and South areas; and the SE Pinion - Central and South areas. The average coarse and fine feed bottle roll gold recoveries for each of these areas throughout the Pinion Deposit are presented in Figure 13.3.

The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing and that the low levels of sulfide and organic carbon present resulted in only a mild reduction in the cyanide solubility of the gold. The following additional comments are reproduced from a Gold Standard Press Release dated July 12, 2016:

•	On average, higher-grade composites have slightly higher cyanide-soluble gold recoveries than lower-grade composites in bottle roll tests conducted at both mesh sizes. Some of the composite samples at depth, below 150m, contained low levels of sulfide sulfur and yielded slightly lower recoveries than the average.

•	The average down-hole length of composited gold intercepts was 14.6 meters, made up of 10 individual drill samples. In most holes, at least two composites were made up from commonly continuous intercepts.

•	The bottle roll characterization results confirm the consistently oxidized nature of gold mineralization throughout the Pinion deposit. These results will guide location and selection of future composites for column leach testing, the next step in the metallurgical characterization process.

•	Excellent correlation exists between the visual logging of oxidized zones containing hematite and/or limonite in drill samples, the cyanide soluble gold assays and now the bottle roll results.

•	Dark Star Project

Gold Standard submitted 516 pulp samples from fifteen (15) of the RC drillholes completed in 2015 at the Dark Star Deposit for cyanide solubility “shaker leach” analyses. The samples comprised pulp material that was pulverized to 85% passing a 75 micron screen during the standard sample preparation process. The samples were originally assayed by the normal 30g Fire Assay (AA finish) procedure (“FA-AA”) at Inspectorate (Bureau Veritas) Laboratories in Reno, NV. The original FA-AA data for the sample set ranged from 0.022 ppm to 14.10 ppm gold with a mean value of 0.96 ppm gold. The 516 Dark Star drillhole sample pulps were submitted for a simple cyanide leach test ( sometimes referred to as a “shaker” leach tests ) at ALS

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Figure 13.3. 2016 bottle roll test results for select 2014-15 Pinion Deposit gold samples.

584000
586000
4480000
4478000
200 mesh BR - 75% Au
10 mesh BR - 65% Au
5 holes (8 comp)
200 mesh BR - 76% Au
10 mesh BR - 71% Au
2 holes (3 comp)
(1 refractory composite not included)
200 mesh BR - 82% Au
10 mesh BR - 74% Au
2 holes (6 comp)
200 mesh BR - 81% Au
10 mesh BR - 73% Au
3 holes (10 comp)
200 mesh BR - 81% Au
10 mesh BR - 68% Au
3 holes (3 comp)
200 mesh BR - 82% Au
10 mesh BR - 71% Au
5 holes (14 comp)
200 mesh BR - 79% Au
10 mesh BR - 65% Au
7 holes (12 comp)
200 mesh BR - 89 Au
10 mesh BR - 79% Au
1 holes (1 comp)
200 mesh BR - 75% Au
10 mesh BR - 54% Au
4 holes (7 comp)
200 mesh BR - 83% Au
10 mesh BR - 72% Au
5 holes (16 comp)
200 mesh BR - 76% Au
10 mesh BR - 65% Au
2 holes (5 comp)
200 mesh BR - 81% Au
10 mesh BR - 70% Au
7 holes (15 comp)
(2 refractory composites not included)
14-32
14-35
14-41
14-46
14-45
14-29
14-24
14-05
14-12
14-07
14-06
14-13
15-04
15-08
14-53
14-04
14-01
14-08
14-10
14-11
14-19
15-14
15-13
15-02
15-10
14-44
14-21
14-18
14-14
14-16
14-27
14-26
14-23
14-15
15-15
14-20
14-17
15-21
15-23
14-40
14-34
14-28
14-47
14-38
15-20
15-22
Fig Area
Legend
2016 Met Sample Locations
(Label: PIN-Hole No)
Target Areas
Pinion Project
Mineralized Zones
Project Areas
Railroad Project
Pinion Project
Target Areas
Grade-Thickness Contours
10-25 g/t-m
25-50 g/t-m
50-100 g/t-m
>100 g/t-m
(Bottle Roll Test Results From GSV Website)
GOLD STANDARD VENTURES CORP.
Pinon Range, Elko County, Nevada, USA
2016 Bottle Roll Leach
Test Results - Pinion Deposit
1:25,000
0
1 km
NAD 1927 UTM Zone 11N
APEX Geoscience Ltd.
Edmonton, AB
March, 2017

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Laboratories in Reno, NV. The “shaker” leach tests include a cyanide digestion of a 30 g aliquot of each sample pulp that is allowed to sit for several minutes (up to an hour) and then the liquor is analyzed by atomic absorption (AA) for gold (and silver). The analyses are designed to provide a very preliminary indication of the ease of leachability for the samples.

An analysis of the CN leach data relative to the original Fire Assay data suggests that the Dark Star Deposit mineralization is amenable to cyanide leaching (see Figure 13.4). The CN leach data ranged from 0.02 ppm to 14.05 ppm gold with a mean value of 0.82 ppm gold. Thus, the overall average leachability of gold for the entire dataset was 85.8%. (n=515, 1 sample was of insufficient size to allow for a CN leach analysis). This data is sufficiently encouraging to warrant the initiation of additional testwork on samples representing the Dark Star gold Deposit.

Figure 13.4. Comparison of Cn leach and fire assay gold data for select 2015 Dark Star Deposit samples.

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14	Mineral Resource Estimates

Since GSV acquired and amalgamated the Railroad-Pinion Project they have undertaken an aggressive exploration strategy aimed at delineating NI 43-101 compliant resource estimates at several of the pre-existing and newly discovered prospects. To date, maiden NI 43-101 compliant Mineral Resource Estimates for the Pinion Deposit by Dufresne et al. (2014) and the Dark Star Deposit by Dufresne et al. (2015) have been completed. In early 2016, a revised Mineral Resource Estimate was completed for the Pinion Deposit by APEX utilizing all of the historic through 2015 drilling data (Dufresne and Nicholls, 2016). The revised Pinion Resource Estimate resulted in an approximate 49% increase in gold ounces contained in the indicated category and a nearly 6% increase in gold ounces in the inferred category while maintaining grade throughout all categories in comparison to the original maiden resource. Details of the three NI 43-101 compliant Mineral Resource Estimates completed to date for the Railroad-Pinion Project are summarized below. Copies of the Maiden 2014 Pinion Mineral Resource Report, the Maiden 2015 Dark Star Mineral Resource Report and the 2016 Pinion Mineral Resource Update Report are available for review on SEDAR.

14.1	2014 Pinion Deposit Maiden Mineral Resource Estimate Summary

Following GSV’s amalgamation of mineral rights at the Pinion Project area in early 2014, the company initiated a (Phase1) drill program that comprised 13 holes intended to test and confirm mineralization within the Pinion Deposit. Results from the 2014 (Phase 1) Pinion drilling confirmed historical assays from several twinned holes and further confirmed that the collapse breccia - hosted oxide gold zone at Pinion is widespread and continuous, and that breccia development and mineralization appeared to thicken and strengthen adjacent to high angle fault zones and fault intersections. A thorough review of historical drill data from the Pinion prospect was completed by GSV in early 2014, which included a significant core and RC chip re-logging effort, and was conducted in conjunction with personnel from APEX. At the conclusion of the historical Pinion drill database review it was concluded that the data was of sufficient quality to warrant the completion of a maiden NI 43-101 compliant mineral resource estimate for the Pinion Deposit. The Pinion resource was released in September 2014 (see GSV Press Release dated September 10, 2014) and the following information is taken from a subsequent technical report supporting the Pinion Deposit resource estimation effort (Dufresne et al., 2014).

The statistical analysis, geological modelling and resource estimation discussed in this Technical Report were performed by Mr. Steven Nicholls, BA Sc., M AIG, under the direct supervision of Mr. Michael Dufresne, M.Sc., P. Geol., P.Geo., both of whom are with APEX and Qualified Persons as defined by NI 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using MICROMINE (v14.0.6), a commercially available resource estimation and mine planning software.

The 2014 Pinion Mineral Resource Estimate was reported in accordance with the Canadian Securities Administrators NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in this Technical Report will be converted into a mineral reserve in the future.

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Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. The Pinion resource modeling utilized 392 drillholes that were completed from 1981 to 2014. Mr. Dufresne visited the property in May, 2013, April, 2014 and October, 2014 in order to verify and validate the historic drillhole database and to verify the drilling of the recently completed 2014 core and RC holes completed by GSV. Over the period of the last 8 months, APEX personnel were intimately involved in the verification, validation, drillhole collar surveying and QA/QC analysis of the entire Pinion drillhole database. It is the opinion of the authors of this Technical Report that the drillhole database is deemed to be of sufficient quality to allow accurate geological interpretation and modeling, including the construction of mineralization wireframes, and complete a statistical analysis and resource estimate.

The predominantly oxide gold-silver mineralization was estimated within three dimensional solids that were created from cross-sectional lode interpretation. The upper contact has been cut by the topographic surface. There is little to no significant overburden present at the Pinion Deposit. Grade was estimated into a block model with parent block size of 10 m (X) by 10 m (Y) by 3 m (Z) and sub-blocked down to 5 m (X) by 5 m (Y) by 1 m (Z). A total of 171 density measurements were completed during 2014 on diamond drill core samples. These measurements in combination with historic results yield an average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia. Grade estimation and interpolation of gold and silver was performed using the Inverse Distance squared (ID2) methodology and was checked using Ordinary Kriging (OK). The indicated and inferred resources are constrained within a drilled area that extends approximately 2.3 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface.

The 2014 Pinion Mineral Resource was classified as comprising both Indicated and Inferred resources according to the CIM definition standards. The classification of the Pinion Indicated and Inferred Mineral Resource was based on geological confidence, data quality and grade continuity. The most relevant factors used in the classification process were:

•	Drillhole spacing density.

•	Level of confidence in the geological interpretation, which is a result of the extensive re – logging of drill chips. The observed stratigraphic horizons are easily identifiable along strike and across the deposit which provides confidence in the geological and mineralization continuity.

•	Estimation parameters i.e. continuity of mineralization

•	Proximity to the recently completed 2014 drillholes.

All mineral resources reported were reported within an optimized pit shell using the US$1,250/ounce for gold and US$21.50/ounce for silver. The volume and tonnage for the reported resources within the $1,250/ounce of gold optimized pit shell represented approximately 82% of the total tonnage of the unconstrained block model (utilizing a lower cutoff of 0.14 g/t Au).

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The Mineral Resource Estimates were reported at a range of gold cut-offs grades for both Indicated and Inferred categories, for gold and silver respectively. No portion of the mineral resource was assigned to the “Measured” category. The Pinion Indicated and Inferred Mineral Resource used a lower cut-off grade of 0.14 g/t Au, which was constrained within an optimised pit shell and included an Indicated Mineral Resource of 20.84 million tonnes at 0.63 g/t Au for a total of 423,000 ounces of gold and an additional Inferred Mineral resource of 55.93 million tonnes at 0.57 g/t Au for 1.022 million ounces of gold (Dufresne et al., 2014). The reported mineral resource reported only oxide mineral resources.

The Mineral Resource Estimate for silver was constrained to the gold block model. Based upon the extent of sample data and the statistics for silver the mineral resource was classified as entirely an Inferred Mineral Resource using the lower cutoff grade of the gold block model and constrained within the optimized pit shell that utilized a price of US$1,250 per ounce of gold and US$21.50 per ounce of silver. The Pinion Inferred Mineral Resource for silver consisted of 76.77 million tonnes at 3.82 g/t Ag for 9.43 million ounces of silver (Dufresne et al., 2014).

The 2014 Pinion Mineral Resource Estimate for gold and silver is superseded in its entirety by the 2016 Pinion Mineral Resource Estimate update that is reported below and by Dufresne and Nicholls (2016).

14.2	2015 Dark Star Deposit Maiden Resource Estimate

In late 2014, GSV secured additional mineral rights within the Pinion Project area, which were not part of the original Pinion acquisition completed in early 2014 (see GSV Press Release dated December 11, 2014). These agreements secured the vast majority of the remaining mineral rights to the Dark Star gold prospect that the Company did not own. The Dark Star Deposit is located approximately 2 miles (3km) east of the Pinion Deposit. A review of the historical Dark Star drilling information was completed by GSV personnel in conjunction with consultants with APEX, which confirmed that the existing Dark Star drilling data was of sufficient quantity and quality to warrant a formal resource estimation effort for the prospect. APEX was retained in order to complete geological modeling and resource estimation for the Dark Star prospect and a maiden Mineral Resource Estimate (Dufresne et al., 2015). A Technical Report detailing the Dark Star Deposit Mineral Resource Estimate is available on the SEDAR website (www.sedar.com). The following summary information is taken from the Dark Star Technical Report by Dufresne et al. (2015), which details the resource estimation effort and results.

The initial Mineral Resource Estimate for the Dark Star gold deposit comprises an Inferred Mineral Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces (oz) of gold, using a cut-off grade of 0.14 g/t Au (Table 14.1). A sensitivity analysis of the grade and tonnage relationships at a variety of cutoff grades is also shown in Table 14.1.

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Table 14.1. The Dark Star NI 43-101 mineral resource estimate at various lower gold cut-offs (from Dufresne et al., 2015)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Inferred	0.1	23.11	0.51	375,000
	0.14**	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

*Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** Reported resources have been constrained within a US$1250/ounce of gold pit shell.

*** “Contained Ounces” values have been rounded to the nearest 1000 ounces.

The 2015 Dark Star Mineral Resource Estimate was reported in accordance with the Canadian Securities Administrators NI 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003, and CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in this Technical Report will be converted into a mineral reserve in the future.

The maiden NI 43-101 Mineral Resource Estimate for the Dark Star gold deposit was prepared by Michael Dufresne, M.Sc., P.Geol., P.Geo., Steven Nicholls, BA.Sc., MAIG, and Andrew Turner, B.Sc., P.Geol., of APEX, all Qualified Persons as defined by NI 43-101. The current Inferred Mineral Resource estimate is based on the results of 105 RC drillholes from multiple historical drilling campaigns conducted by other companies 1991 to 1999. During late 2014 through most of 2015, APEX personnel have been intimately involved along with GSV personnel in a comprehensive data verification and validation program with respect to the Dark Star drillhole database. This effort includes a project-wide drillhole re-logging program by GSV personnel designed to standardize geological information in order to facilitate geological modeling throughout the area. The data verification program has resulted in an increased level of confidence in the geologically controlled mineralization model for Dark Star. In the opinion of APEX, the Dark Star database is suitable for resource estimation.

The resource block model was generated using a total of 105 RC drillholes. Drilling has been completed on roughly east-west cross-sections that range in spacing from 15 to 50 m. The Dark Star assay file comprised 9,364 analyses of variable lengths, of which 9,103 samples have been assayed for gold. The silver assays are sporadic at best. Of the 9,364 samples in the Dark Star database, roughly one fifth (2,113 assays) are situated within the gold mineralized lodes. Statistical analysis indicates that the Dark Star gold assays represent a single population of data. Mineralized wireframes/solids were constructed to separate the different mineralized horizons. A capping value of 3.2 g/t Au was applied to the data used in the reported resource estimate, which only affected 10 samples. Subsequent analysis of capped and uncapped resource figures indicated that the capping had little effect on the reported resource estimate.

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The mineral resource was estimated by the ID2 method within a three dimensional mineralization envelope that was tailored to the geological model, which was assisted by the detailed data verification effort described above that included chip re-logging, geological re-interpretation and modelling. Grade was estimated into 15 m (X) x 15 m (Y) x 3 m (Z) parent blocks which were sub-blocked down to 5 m (X) x 5 m (Y) x 1 m (Z) to provide a better representation of the lode volume. Silver was not estimated. An incremental search ellipsoid ranging from 30 m x 30 m x 45 m to 180 m x 180 m x 270 m orientated along an azimuth of 12° was used for the gold grade interpolation. A nominal density of 2.58 tonnes per cubic meter was applied to all mineralized blocks, which is based upon the density measurement utilized at the nearby Pinion mineral resource (see Dufresne et al, 2015) and was confirmed with outcrop samples from Dark Star. The gold resource has been classified as entirely inferred.

Historic metallurgical test work has been completed to date, which included an analysis of the suitability of Dark Star gold mineralization to direct cyanide soluble leaching methods. Bottle roll leach test work was completed by Crown Resources Corp. in 1991. This test work obtained recoveries of gold ranging from 75.0 to 91.3%, in direct cyanidation of RC chips in 96 hours of leaching. Gold recovery rates were fairly rapid and extraction was substantially complete after 24 hours. Cyanide consumptions were low with lime consumptions moderate to high. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation.

The 2015 Dark Star Deposit Gold Mineral Resource has been classified as entirely an Inferred Mineral Resource according to recent CIM definition standards (Table 14.1). The classification of the Dark Star gold resource was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Indicated” or “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold. No silver resource has been reported. Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

In order to demonstrate that the Dark Star Deposit has reasonable potential for economic extraction, the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer scenarios were standard for Nevada heap leach deposits and were run at gold prices of US$1,250/ounce, US$1,400/ounce and US$1,550/ounce. All mineral resources have been reported within the optimized pit shell using the US$1,250/ounce for gold. The volume and tonnage for the reported resources within the US$1,250/ounce optimized pit shell represents approximately 90% of the total volume and tonnage in the unconstrained block model at a 0.14 g/t Au block cutoff grade.

14.3	2016 Pinion Updated Resource Estimate

During late 2015, Gold Standard contracted APEX to complete an updated NI 43-101 compliant Mineral Resource Estimate for the Pinion Deposit. The Pinion updated resource was released in March 2016 (see GSV Press Release dated March 15, 2016) and the following information is taken from a subsequent technical report supporting the 2016 Pinion Deposit Mineral Resource Estimate by Dufresne and Nicholls (2016).

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Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

The statistical analysis, geological modelling and resource estimation discussed in this section of the Technical Report was performed by Mr. Steven Nicholls, BA.Sc., MAIG, with APEX under the direct supervision of Mr. Dufresne, M.Sc.,P. Geol., P.Geo. also with APEX. Both are Qualified Persons as defined by National Instrument 43-101. Mineral resource modelling and estimation was carried out using a 3-dimensional block model based on geostatistical applications using commercial mine planning software MICROMINE (v14.0.6). The details of the resource estimation are summarized below and provided in detail by Dufresne and Nicholls (2016).

Modeling was conducted in Universal Transverse Mercator (UTM) coordinate space relative to the North American Datum (NAD) 1927 and UTM Zone 11. A parent block size of 10 m (X) x 10 m (Y) x 3 m (Z) with sub-blocking down to 5 m x 5 m x 1 m was applied. The Pinion resource modeling utilized 505 drillholes that were completed from 1981 to 2015. Mr. Dufresne, P.Geol visited the property in May, 2013, April, 2014, October, 2014 and most recently in May-June and August-September, 2015 in order to verify and validate the historic drillhole dataset and to verify the drilling of the recently completed 2014 and 2015 diamond and RC drilling campaigns completed by GSV. Over the period of two years, APEX personnel were intimately involved in the verification, validation, drillhole collar surveying and QA/QC analysis of the Pinion drillhole database. The current drillhole database is deemed to be in good condition and suitable to use in ongoing resource estimation studies.

The revised Pinion Mineral Resource Estimate is reported in accordance with the Canadian Securities Administrators National Instrument 43-101 and has been estimated using the CIM “Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines” dated November 23rd, 2003, CIM “Definition Standards for Mineral Resources and Mineral Reserves” dated May 10th, 2014. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no guarantee that any part of the mineral resource discussed in this Technical Report will be converted into a mineral reserve in the future.

The GSV Pinion Project database has undergone extensive validation prior to the calculation of the updated 2016 Mineral Resource Estimate. Historic drilling was largely conducted relative to local grid(s) and the relationship between the grid coordinates and world coordinates was not well documented. The confirmation and validation of historical drillhole collar locations was addressed initially during the May 2013 site visit conducted by Mr. Dufresne. During the visit, approximately 40 historical drill collars were located and recorded using a hand-held GPS, along with tracks representing drill roads and trails. Although unmarked in the field, the identity of several drill collars were ascertained due to their unique location. A comparison between the field GPS’s locations and their database coordinates indicated a small error (50 to 70 m) but suggested that their relative positions were accurate relative to each other. GSV then completed formal surveying of the identified historic drill collars along with a number of others they were able to find using a differential GPS. This survey confirmed a systematic shift and, more importantly, it confirmed that the relative positions for several of the historic phases of drilling were consistent with historic surveying as recorded in the drill database. The remaining drill collars were located by matching drill collars and drilling roads and trails with surveyed collars and the roads and trails visible in a high-resolution geo-rectified aerial photomosaic for the Pinion area that was obtained by GSV from Pacific Geomatics Ltd. It is important to note that the majority of the historic drillholes at Pinion were formally surveyed at the time of their drilling and thus the problem was simply related to confirming the real world coordinates for the collars given their accurate historic recording in local grid space. As a result of the collar surveying and validation work discussed above, APEX is confident that the locations of the historic drillholes at the Pinion Deposit are now well established and are considered validated. This was further reinforced when GSV drilled a number of holes designed to twin historic drillholes and an excellent correlation was observed both geologically and geochemically between the twinned holes.

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The extensive historical data compilation and data validation process described above has resulted in a validated drill database for the Pinion prospect that is considered by APEX to be sufficiently reliable for use in the mineral resource estimation effort described below.

A total of 505 drillholes guided the geological interpretation and estimation of the Pinion mineral resource. This total comprises 24 diamond drillholes and 481 RC drillholes that were completed from 1981 to 2015. Spacing between drillholes varies from 1 m to 1.25 km. Over the life of the project, drilling has been completed on various grids, with line spacing varying from 20 m to 200 m. All of the drillholes were used to guide the geological and mineralization model that was ultimately used in the resource estimation calculation. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drillholes, with an average drillhole spacing of 20 meters for the Main and North Zones and 80 meters for the surrounding mineralized area.

The Pinion assay file comprises 44,123 analyses of variable length from a variety of sampled lithologies. Of the 44,123 samples in the Pinion database, roughly one quarter (11,166 assays) are situated within the gold mineralized lodes. Within the original assay database there were a number of assay intervals with either blank gold or silver grades, or a code describing the interval as a “missing sample” (e.g. MS, NS, NA, -value). Many of these missing sample intervals were found to be located within mineralized zones, which is believed to be the result of poor recovery and/or poor drilling conditions within mineralized breccia zones. It was decided to assign a grade of 0.05 g/t Au and 0.25 g/t Ag to these intervals, as more than likely they would be in fact mineralized. The grade of 0.05 g/t Au is deemed suitable as it is half of the lower grade cut off that was used for interpretation and modelling purposes. For gold, 246 “no sample” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of 0.05 g/t Au. For silver, 196 “no sample” intervals were assigned a grade of 0.25 g/t Ag. In the database there a large number (nearly half) of the drillholes do not contain silver analyses. These holes were not assigned any dummy silver values, they were left blank. The minus values in the gold and silver analysis are believed to be the lower detection limit of the analytical method. As such industry practice of applying a grade of half the negative value was applied. For gold, 132 “negative” intervals (of the total 11,166 assay intervals within the mineralized lodes) were assigned a grade of half the negative detection limit. For silver, 71 “negative” intervals were assigned a grade of half the negative detection limit.

Upon completing the geological interpretation of the Pinion Deposit it became clear that the bulk of the mineralization is hosted in a multilithic, dissolution collapse breccia. Gold mineralization exhibits predictable lateral and strike continuity within this silicified and oxidized breccia which appears to have developed preferentially between relatively impermeable silty micrite of the overlying Mississippian Tripon Pass Formation and thick bedded limestone or calcarenite of the underlying Devonian Devils Gate Limestone Formation. As a result, it became necessary to develop mineralization envelopes, based upon the new Pinion geological model, for the purpose of completing resource estimation.

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The Pinion mineral resource estimate was calculated utilizing the gold and silver assay grades. Thorough documentation of the analytical methodologies adopted for all assays was not always recorded, but the available information indicates that gold analyses are the result of fire assaying with variable aliquot size and finishing technique, whereas the silver analyses are mainly by ICP. Further work on compiling the meta data associated with the assay database is recommended. This, and the fact that the Pinion assay database is incomplete with respect to silver analyses, is reflected in the classification of silver as only inferred.

A total of 171 bulk density measurements were collected from the 2014 diamond drill core using the weight in air/weight in water methodology. No further bulk density measurements were collected during 2015. An average nominal density of 2.58 kg/m3 for gold mineralization hosted in the multilithic collapse breccia was obtained from the 2014 work. The 2014 selection of samples was completed on all of the stratigraphic horizons. The 171 density samples were examined by formation (geological unit) and also with respect to whether the samples were mineralized or not. Results indicate that a density of 2.58 kg/m3 is representative of the Pinion mineralization and was assigned to all mineralized blocks in the block model.

A parent block size of 10 m x 10 m x 3 m was chosen for the Pinion block model. This is deemed appropriate based on the current level of drillhole spacing which ranges from 1 m to 1.25 km. Sub-blocking was used to more effectively honour the volumes and shapes created during the geological interpretation of the mineralized wireframes or lodes. A comparison of wireframe volume versus block model volume was performed for each of the estimations to ensure there was no under- or overestimation of tonnages. Each block was coded with the lode number so that grade could be estimated as hard boundaries.

The Indicated and Inferred Pinion Resource estimation of gold and silver was calculated using inverse distance squared (ID2) for each of the eleven lodes. Initially for the 2014 Indicated and Inferred Pinion resource estimation, both ID2 and ordinary kriging was used for resources estimation but due to the resultant validation of the block models it was decided to use the ID2 estimation technique as it best honoured the input composite grades. As such only ID2 estimation technique was used for this estimation. Estimation was only calculated on parent blocks. All sub-blocks within the parent block were assigned the parent block grade. A block discretization of 3 x 3 x 3 was applied to all blocks during estimation. Each lode was estimated with ‘hard boundaries’, which means that only composite assays located within each lode were used to estimate the grade of the blocks within that lode.

There were four passes of estimation performed for each lode. The size of the an-isotropic search ellipsoid was based on the suggested ranges obtained from the variography. The maximum range of the gold variography suggested an anisotropic search radius of 275 m x 170 m x 25 m. As such the search ellipsoids used in the estimation of the blocks was incrementally increased with each run to a third search range which was similar to the maximum range observed in the variography. The final estimation ‘run’ the search ranges were expanded further to ensure all blocks were estimated with grade. The minimum sample criteria for the number of composites to be selected from the number of drillholes decreased with each run, as the search ellipsoid size increased. This was designed to ensure that the highest confidence blocks were estimated in the first couple of runs. The estimation criteria for each pass are provided in Dufresne and Nicholls (2016).

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For the classification of “Indicated”, the blocks that had been estimated in estimation runs 1 or 2 utilizing a search ellipsoid of a about a third of the suggested range identified in the variographic analysis were used as a guide (Dufresne and Nicholls, 2016). As such, these blocks exhibited a high level of confidence. This, in conjunction with the proximity of the 2014 and 2015 drilling and level of confidence in the geological interpretation, aided the decision to assign this area of the resource to the “Indicated” category. The classification criteria are provided in detail in Dufresne and Nicholls (2016). All blocks with an Indicated classification were assigned with a code of two (2). The remaining resource situated within the optimized pit shell was classified as “Inferred”. All blocks with an “Inferred” classification were assigned a code of three (3).

It should be noted that only the gold estimation was assigned the indicated classification. The silver resource has been classified as entirely inferred. Further validation work on the historic silver analyses and methodology is required along with additional infill sampling in order to increase the confidence in the silver model in order to bring it up to the standard of the gold model.

The updated (2016) Pinion Mineral Resource Estimate is reported at a range of gold cut-off grades in Table 14.2 and Table 14.3 for both Indicated and Inferred categories, for gold and silver respectively. No portion of the current mineral resource has been assigned to the “Measured” category. The updated Pinion Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 31.61 million tonnes at 0.62 g/t Au for 630,300 ounces of gold and an Inferred Mineral Resource of 61.08 million tonnes at 0.55 g/t Au for 1.081 million ounces of gold. The base case cut-off of 0.14 g/t Au is highlighted in each table. The Mineral Resource is presented at other cut-off grades for review ranging from 0.1 g/t Au to 1.0 g/t Au for sensitivity analyses. Resource blocks flagged as “reduced” were removed from the overall resource. The block modeled resource is shown with the $1,250/ounce for gold and $21.50/ounce for silver pit shell in Figure 14.1 below.

The Pinion updated Inferred Mineral Resource for silver is constrained in the same optimized pit shell as the gold resource. In addition, the silver resource is constrained by the gold lower cutoff grade of 0.14 g/t. The updated Pinion Deposit model yields an Inferred Mineral Resource of 92.69 million tonnes at 4.16 g/t Ag for a total of 12.4 million ounces of silver as shown in Table 14.3 below.

The updated Pinion resource estimate resulted in an approximate 49% increase in gold ounces contained in the indicated category and a nearly 6% increase in gold ounces in the inferred category while maintaining grade throughout all categories in comparison to the previous maiden resource. Details of the updated NI 43-101 compliant Mineral Resource Estimate for the Pinion Deposit are provided in a Technical report that is currently in preparation by Dufresne and Nicholls (2016).

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Table 14.2. The Pinion updated NI 43-101 mineral resource estimate for gold at various lower cut-offs from (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1	2.01	1.18	76,200
Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

*Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

Considerable metallurgical test work has been completed to date for Pinion, which includes analysis of the suitability of the gold and silver mineralization to cyanide soluble leaching methods. Bottle roll and column leach test work was completed by Teck in 1990, Crown in 1992, Cyprus in 1994 to 1996 and Royal Standard in 2004. This test work obtained recoveries of gold ranging from 41.7 to 91.3%, with coincident recoveries of silver ranging from 31 to 62%. Further metallurgical test work is planned but these initial results are encouraging and warrant further investigation. More than 99% of the block modeled material is considered oxide mineralization.

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Table 14.3. The Pinion updated NI 43-101 mineral resource estimate for silver at various lower gold cut-offs (from Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Inferred	0.1	93.01	4.15	12,422,800
	0.14**	92.69	4.16	12,401,600
	0.17	91.85	4.18	12,349,800
	0.2	90.40	4.22	12,255,800
	0.3	80.36	4.42	11,424,300
	0.4	65.50	4.72	9,946,000
	0.5	50.13	5.09	8,200,100
	0.6	35.99	5.21	6,030,700
	0.7	24.45	5.24	4,120,500
	0.8	15.47	5.08	2,527,100
	0.9	9.12	4.88	1,429,500
	1	5.59	4.65	836,600

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

**The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

***Contained ounces may not add due to rounding.

The 2016 Pinion Deposit Gold Mineral Resource has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 14.2). The 2016 Pinion Silver Mineral Resource estimate has been classified entirely as an Inferred Mineral Resource (Table 14.3). The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

In order to demonstrate that the Pinion Deposit has reasonable potential for eventual economic extraction the unconstrained resource block model was subjected to various preliminary pit optimization scenarios. The cost and mining criteria used in the whittle pit optimizer scenarios were standard for Nevada heap leach deposits and were run at gold prices of US$1,100/ounce, US$1,250/ounce, US$1,400/ounce and US$1550/ounce. All mineral resources for the updated 2016 Pinion Mineral Resource have been reported within the optimized pit shell using prices of US$1,250/ounce of gold and US$21.50/ounce of silver. The volume and tonnage for the reported resources within the $1,250/ounce optimized pit shell represents approximately 71% of the total tonnage in the unconstrained block model at a 0.14 g/t Au block cut-off grade.

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Figure 14.1. Pinion 3 dimension model of the ID2 block model within the $1,250/ounce of gold pit shell.

15	Adjacent Properties

The Railroad and Pinion Projects are situated along the southeastern portion of the Carlin Gold Trend. The Rain Mining District, which is largely controlled by Newmont Mining Corporation (Newmont), is located only 2 to 3 km (1.2 to 2 miles) north of the Railroad-Pinion Project (Figure 15.1). The Rain District has been an active exploration and mining area for several decades and is the location for Newmont’s current mining activities at the Emigrant Mine. The Rain – Emigrant series of deposits has seen extensive exploration over the last three decades. To the south of the Railroad and Pinion Projects, several exploration areas have received sporadic exploration over the past three to four decades including Pony Creek. Adjacent properties with bearing or influence on the Railroad and Pinion Projects are described below. The authors of this Technical Report have not visited or worked at any of these projects and where references are made to past production and/or historic or current mineral resources the authors have not verified the information.

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15.1	Rain

Rain is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north of Gold Standard’s North Bullion Target. Newmont operated the Rain open pit mine, the Rain Underground mine and the SMZ open pit mine from 1988 to 2000 and produced approximately 1.24 million ounces (Ressel et al., 2015. Longo et al. (2002) summarized a number of mineral resources for the three deposits as follows: Rain open pit 15.5 million tons (14.1 million tonnes) at 0.066 oz/st (2.3 g/t) Au for a total of 1,017,300 ounces of gold; Rain Underground 1.154 million tons (1.04 million tonnes) at 0.23 oz/st (7.9 g/t) Au for a total of 265,000 ounces of gold and the SMZ open pit 1.5 million tons (1.4 million tonnes) at 0.019 oz/st (0.65 g/t) Au for a total of 30,000 ounces of gold. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drillholes is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon. None the less, the information provides an indication of the potential size of the gold mineralized system and deposits held by Newmont immediately north of Gold Standard’s Railroad–Pinion Project.

Along strike to the northwest of the Rain Project and likely on the same structure is the Saddle and Tess gold deposits. The mineralized zones are roughly 3.5 km (2 miles) north of the Railroad-Pinion Project and 10 km (6 miles) northwest of the North Bullion Target. Longo et al. (2002) states that Newmont identified a primarily underground high sulphide resource of 1.37 million tons (1.23 million tonnes) at 0.572 oz/st (19.6 g/t) Au for a total of 782,000 ounces of gold at Saddle and 3.99 million tons (3.59 million tonnes) at 0.37 oz/st (12.7 g/t) Au for a total of 1,475,000 ounces of gold at Tess. The project was part of a joint venture between Premier Gold Mines and Newmont and has recently been consolidated under Newmont ownership. No mining has been conducted at the two deposits. The resources pre-date NI 43-101 and little or no detailed information such as potential resource category or number of drillholes etc. is presented for the estimates or how the resources were arrived at, therefore the estimates are considered historic in nature and should not be relied upon.

The Rain trend of mineralization is characterized by disseminated gold mineralization hosted in dominantly oxidized, silicified, dolomitized and barite rich collapse breccia with rare sulfides, developed along the Webb Formation mudstone/Devils Gate Limestone Formation contact and along the Rain Fault. Important ore-controlling features at Rain include the west-northwest striking Rain fault, the Webb/Devils Gate contact, collapse breccia and northeast striking faults. Along the Carlin Trend, and at the Rain, Saddle and Tess deposits, shallow oxide zones give way to deeper sulfide and carbon rich zones of substantial size and grade.

West-northwest striking structures, possibly similar in nature to the Rain Fault, are present within the Railroad–Pinion Project area. The west-northwest structure at Railroad appears to control the spatial distribution of the breccia and gold mineralization at North Bullion. At the Pinion Project the west-northwest structures appear to separate and partially control gold mineralization of the North Zone and the northern portion of the Main Zone. The structures parallel or are possibly coincident with a series of west-northwest fold axial planes.

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15.2	Emigrant Springs

Emigrant Springs is a Carlin-style, sedimentary rock-hosted gold deposit that is located approximately four miles (seven kilometers) north-northeast of Gold Standard’s North Bullion Target. Newmont is currently mining the deposit through open pit methods and processing the ore at an onsite, run of mine heap leach operation with some crushing. Disseminated gold mineralization is hosted in oxidized, silicified, dolomitized and barite rich collapse breccia developed within the Webb Formation mudstone. Important ore-controlling features at Emigrant include the north-south-striking Emigrant Fault, collapse breccia and the Northeast Fault.

Open pit, oxide resource and reserve calculations for Newmont’s Carlin Trend operations are typically commingled into a single heading of “Carlin open pits, Nevada” category. In 2003, reserves at Emigrant were published at 1,220,000 ounces (Newmont, 2012). No details were provided by Newmont as to the quality of the reserves. The mine is expected to produce roughly 80,000 ounces of gold over a ten plus year mine life and has recently commenced production (Harding, 2012).

15.3	Pony Creek Property

Pony Creek is located approximately six miles (10 kilometers) south of Gold Standard’s Pinion Target. Gold mineralization is hosted in north to northeast-trending shears in rhyolite intrusive and Mississippian to Permian age sediments proximal to the intrusive (Russell, 2006). A total of 175 drillholes were completed on the project from 1981 through 2004, and of these holes, 151 contained gold intercepts of at least 5 ft (1.5 m) of 0.010 oz/st (0.34 g/t) Au (Russell, 2006). No NI 43-101 compliant resource has been disclosed at Pony Creek.

16	Other Relevant Data and Information

There are no additional data for the Railroad Pinion Project beyond that discussed in the preceding sections.

17	Interpretation and Conclusions

The Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend comprises more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold (Muntean, 2014). The Project is located in the Piñon Range of mountains and is centered on the southernmost of four domal features along the Carlin Trend (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks that are favorable for hosting Carlin-style gold deposits.

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Figure 15.1. Adjacent projects property map.

560000
600000
4520000
4480000
Carlin Gold Mine
Carlin Trend
Carlin Trend
Carlin Trend
INDEPENDENCE MOUNTAINS
ADOBE RANGE
Elko
Spring Creek
Gold Quarry/Tusc/Mac
Carlin
PINON MOUNTAINS
Palisade
Harney
Rain Mine
Emigrant Mine
Lee
North Bullion
8693 ft
Pinion
Dark Star
Pony Creek Project
Oregon
Idaho
Wyoming
Nevada
Utah
California
Arizona
N

Legend

- GSV Mineralized Zones
- Gold Mines
- Adjacent Project
- Cities

Nevada Roads

- Secondary Roads
- State Highway
- Federal Interstate

Project Areas

- Railroad Project
- Pinion Project

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Adjacent Properties

1:500,000

0 — 20 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

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The company has effective control of the mineral rights for 35,669 gross acres (14,434 gross hectares) and with partial interests taken into consideration 32,523 net acres (13,161 net hectares) of land in Elko County, Nevada. The Property comprises unpatented lode mineral claims as well as patented mineral claims, private surface and private mineral properties. The estimated holding cost for the Patented mineral claims and private lands controlled by Gold Standard is US$704,110.75 per annum. Gold Standard’s estimated maintenance cost for the current package of unpatented lode claims is US$193,764.00 per annum. Thus, the total cost for maintaining the current Property is US$897,874.75.

Gold Standard’s aggressive and on-going, geologic model-driven exploration programs at the Railroad–Pinion Project since 2010 have confirmed and expanded previously identified zones of mineralization and have resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Central Bullion Target (Jackson and Koehler, 2014; Koehler et al., 2014; Turner et al., 2015; Dufresne et al., 2015).

This report is an update to the most recent property-wide Technical Report on the Railroad–Pinion Project (Dufresne and Koehler, 2016) and summarizes the results of the 2016 exploration program. In the opinion of the authors of this Technical Report, exploration techniques and, specifically, the sampling and analytical procedures employed by Gold Standard at the Railroad–Pinion Project are consistent with industry standards and are appropriate both with respect to the type of mineral deposit(s) being explored and with respect to ensuring overall data quality and integrity. In addition, it is the opinion of the authors of this Technical Report that the Railroad–Pinion Project remains a ‘property of merit’ and warrants continued exploration and development work as detailed below.

17.1	Previous Work by Gold Standard Ventures

Drilling conducted in the Railroad Project area during 2012 and 2013 confirmed and expanded a significant Carlin-style, disseminated gold system at the North Bullion target, and identified new mineralized zones at the Bald Mountain and Sylvania (Central Bullion) targets (Koehler et al., 2014; Turner et al., 2015). Drilling conducted by GSV in 2014 focused on the Bald Mountain prospect and intersected significant thicknesses of altered and brecciated lithologies hosting Au-Ag-Cu mineralization. Drilling at North Bullion during 2015 focused on expanding a zone of higher grade gold mineralization within the “lower collapse breccia” where sufficient data now exists to warrant an initial mineral resource estimate. The North Bullion mineralized zone remains open in a number of directions and warrants further drilling. Continued drilling on the Bald Mountain and Sylvania (Central Bullion) targets is also recommended based upon early-stage drill results. Early-stage results from several other target areas at the Railroad portion of the Project area indicate that additional geologic work and drilling is also warranted.

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In early 2014, Gold Standard significantly increased its land position with the acquisition of the Pinion Project area, which is contiguous to the south with the Company’s original Railroad Project area (Koehler et al., 2014; Turner et al., 2015). The Pinion transaction comprised the acquisition of increased mineral rights on lands where the Company previously held a minority interest and acquisition of mineral rights on additional lands where the Company previously held no interest. The Pinion acquisition was part of an on-going effort to consolidate the mineral rights for the greater Railroad District. In April 2014, GSV announced a further consolidation of mineral rights at Bald Mountain within the Railroad Project area (see GSV Press Release dated April 1, 2014) and later announced the acquisition of lands and additional mineral rights within, and south of, the Pinion Project area covering the Dark Star and Dixie Creek gold prospects (see GSV Press Release dated December 11, 2014).

The acquisitions and mineral rights consolidation completed by the Company in 2014 represented an important step in the advancement of the overall Railroad–Pinion Project with the addition of three important gold prospects at Pinion, Dark Star and Dixie Creek. Work by Gold Standard at the Pinion Project area in 2014 comprised the compilation and review of historic data from the Pinion and Dark Star prospects and included a significant re-logging effort of archived Pinion core along with Pinion and Dark Star RC chip samples. An initial phase of drilling at the Pinion Deposit comprising 13 holes confirmed historic drilling assay results and the geological model for the deposit, which were utilized for a maiden NI 43-101 compliant mineral resource estimate that was completed in September, 2014 (Dufresne et al., 2014; Turner et al., 2015). In late 2014, a second phase of drilling comprising 44 RC holes was completed at the Pinion Deposit area and was successful in expanding the extent of gold mineralization.

Drilling at the Railroad–Pinion Project in 2015 comprised 41 drillholes. The majority of the drillholes (24) were completed at the Pinion Deposit area and were intended primarily to step-out and extend the zone of mineralization comprising the then recently established NI 43-101 compliant maiden resource (Dufresne et al., 2014; Turner et al., 2015). The 2015 Pinion Deposit area drill program achieved a number of significant drill intercepts that extended the previously defined zone of mineralization to the north and to the south. The majority of the drill intercepts were contained within the principal Pinion Deposit host rock: an oxidized and altered multilithic dissolution collapse breccia. The breccia is located at the unconformable contact between underlying Devonian Devils Gate limestone or calcarenite and the overlying Mississippian Tripon Pass Formation silty micrite. Additionally, indications of a second stratigraphic host to mineralization at the Pinion area were identified in several 2015 drillholes north of the Pinion Deposit, which was named the Sentinel Zone for the carbonate host unit, which occurs stratigraphically below the more typical Devils Gate – Tripon Pass stratigraphic horizon. The results of the 2015 drilling at the Pinion Deposit led to revised geological modelling and resource estimation in 2016 (Dufresne and Nicholls, 2016), which is described in greater detail below.

Thirteen (13) drillholes were completed at the Dark Star Target area located in the southern (Pinion) portion of the project during 2015. The drilling at the Dark Star Target area also identified significant gold mineralization. The drilling intersected a vertically extensive oxide gold zone hosted in a variably silicified and quartz veined bioclastic debris flow and conglomerates of Pennsylvanian-Permian units that lie stratigraphically higher than the Devils Gate – Tripon Pass host to the Main Pinion Zone mineralization. The final 2015 drillhole at Dark Star was a core hole (DS15-13, which twinned RC hole DS15-11) that identified multiple significant intersection of gold mineralization approximately 500 m north of the Dark Star Main Zone. This included a lower zone that averaged 1.60 g/t Au (0.047 oz/st) over 96.96 m (318 ft) core length, and was identified as the new Dark Star North zone.

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Finally, four drillholes were completed in 2015 at the North Bullion target located in the northern (Railroad) portion of the Project area. Two of three holes that reached target depth at North Bullion returned significant intercepts that expanded the known gold mineralization to the northwest. Highlight results include 3.53 g/t Au over 12.4 m within a thicker interval of 1.68 g Au/t over 74.4 m core length in hole RR13-13. The gold intercepts and strong alteration observed confirmed the west-northwest trend to the high grade lower gold zone at North Bullion.

17.2	Current Mineral Resources

17.2.1	2015 Dark Star Deposit Mineral Resource

A maiden NI 43-101 compliant mineral resource estimate was completed in 2015 for the Dark Star prospect by APEX under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo., a co-author of this report, and Mr. Steven Nicholls, BA.Sc., MAIG and Andrew Turner, B.Sc., P.Geol., all with APEX and Qualified Persons under NI 43-101 (see GSV Press Release dated March 3, 2015; Dufresne et al., 2015). The Dark Star Deposit mineral resource is located in the southeast part of the Project area approximately 3 km (2 miles) east of the Pinion Deposit. The 2015 maiden mineral resource estimate for the Dark Star Deposit comprises an Inferred Mineral Resource of 23.11 million tonnes averaging 0.51 g/t Au, for a total of 375,000 contained ounces of gold, using a lower cut-off grade of 0.14 g/t Au (Table 17.1). A sensitivity analysis of the grade and tonnage relationships at a variety of lower cut-off grades is also shown in Table 17.1. The Dark Star Inferred Mineral Resource is reported within a pit shell optimized using a gold price of US$1,250 per ounce.

Table 17.1. The 2015 Dark Star NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne et al., 2015)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Inferred	0.1	23.11	0.51	375,000
	0.14 **	23.11	0.51	375,000
	0.2	23.05	0.51	375,000
	0.3	21.43	0.52	361,000
	0.4	16.83	0.57	309,000
	0.5	9.95	0.65	209,000
	0.6	4.66	0.78	117,000

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 1,000 ounces.

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The maiden NI 43-101 Mineral Resource Estimate for the Dark Star gold deposit was based on the results of 105 RC drillholes from multiple historical drilling campaigns conducted by other companies from 1991 to 1999. Gold Standard personnel, in conjunction with APEX personnel, have conducted a comprehensive data verification and validation program for the Dark Star drillhole database, which was assisted by a Project-wide drillhole re-logging program. The data verification program has resulted in an increased level of confidence in the geologically controlled mineralization model for Dark Star to the point where the Dark Star database was deemed suitable by APEX for resource estimation.

The 2015 Dark Star Deposit Mineral Resource was estimated using a total of 105 RC drillholes. Drilling has been completed on roughly east-west lines (sections) that range in spacing from 15 to 50 m. The Dark Star assay file comprised 9,364 analyses of variable lengths, of which 9,103 samples have been assayed for gold. Silver assays are sporadic at best and so the silver content of the deposit was not estimated. Approximately one fifth of the Dark Star sample assays (2,113 assays) are situated within the gold mineralized lodes and a statistical analysis indicates that the assays represent a single population of data. Mineralized wireframes/solids were constructed to separate the different mineralized horizons. A capping value of 3.2 g/t Au was applied to the data, which only affected 10 samples, and a subsequent analysis of capped and uncapped resource numbers indicates that the capping had little effect on the reported resource estimate.

The Dark Star mineral resource was estimated by the Inverse Distance squared (ID2) method within a three-dimensional mineralization envelope that was tailored to the geological model. Grade was estimated into a 15 m (X) x 15 m (Y) x 3 m (Z) block model, with sub-blocking (down to 5 m x 5 m x 1 m) to provide a better representation of lode volumes. A nominal density of 2.58 tonnes per cubic meter was applied to all mineralized blocks, which is based upon the density measurement utilized at the nearby Pinion mineral resource (Dufresne et al, 2014) and was confirmed with outcrop samples from Dark Star.

The Dark Star gold resource has been classified as entirely inferred. There has been insufficient exploration to define the inferred resource as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. In the opinion of APEX Geoscience Ltd., the reported 2015 Dark Star Deposit gold resource has reasonable prospects for eventual economic extraction.

17.2.2	2016 Pinion Deposit Updated Mineral Resource

The 2016 updated NI 43-101 compliant mineral resource estimate for the Pinion Deposit was completed by APEX Geoscience Ltd. (APEX) under the supervision and direction of Mr. Michael Dufresne, M.Sc., P.Geol., P.Geo. a co-author of this report and Mr. Steven Nicholls, BA.Sc., MAIG, both Qualified Persons under NI 43-101. The following is summarised from a previous Technical Report regarding the 2016 Pinion Deposit updated mineral resource estimate (Dufresne and Nicholls, 2016).

The 2016 updated mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 g/t Au, in Table 17.2 and Table 17.3 for both Indicated and Inferred resource categories for gold and silver, respectively. For reporting purpose (the highlighted resource estimates in Tables 17.2 and 17.3), APEX selected the mineral resource estimate that was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The reported 2016 Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The 2016 Pinion Deposit silver resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The 2016 Pinion inferred silver resource comprises 92.69 million tonnes averaging 4.16 g/t (Ag), representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Table 17.2. The 2016 Pinion NI 43-101 mineral resource estimates for gold at various gold cut-off grades (from Dufresne and Nicholls, 2016)*.

Category*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Au Grade (grams per tonne)	Contained Au** (troy ounces)***
Indicated	0.1	31.62	0.62	630,400
	0.14**	31.61	0.62	630,300
	0.17	31.56	0.62	630,100
	0.2	31.47	0.62	629,500
	0.3	30.26	0.64	619,100
	0.4	26.35	0.68	574,500
	0.5	20.81	0.74	494,200
	0.6	14.89	0.81	389,600
	0.7	10.13	0.89	290,400
	0.8	6.38	0.98	200,400
	0.9	3.65	1.07	126,100
	1.0	2.01	1.18	76,200
Inferred	0.1	61.39	0.55	1,082,500
	0.14**	61.08	0.55	1,081,300
	0.17	60.29	0.56	1,077,300
	0.2	58.93	0.56	1,069,200
	0.3	50.10	0.62	997,200
	0.4	39.15	0.69	874,100
	0.5	29.32	0.78	732,500
	0.6	21.10	0.87	587,000
	0.7	14.32	0.97	445,900
	0.8	9.08	1.10	320,000
	0.9	5.46	1.26	221,500
	1	3.58	1.43	164,300

* Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 100 ounces.

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The 2016 updated Pinion Deposit mineral resource estimate was constrained within a drilled area that extends approximately 2.85 km along strike to the north-northwest, 1.1 km across strike to the east-northeast and 400 m below surface. The predominantly oxide gold-silver mineralization comprising the deposit was estimated within three dimensional solids that were created from cross-sectional lode interpretation with the upper contact cut by the topographic surface. Lode interpretation was completed using a validated database comprising 24 core and 481 RC drillholes, with an average drillhole spacing of 20 m for the Main and North Zones and 80 m for the surrounding mineralized area. A total of 11,166 samples were flagged within the interpreted mineralized lodes yielding a total of 5,756 gold and 3,511 silver composite samples at a length of 3.05 m (10 feet). No capping of the gold dataset was required (no significant outlier assay results). A total of six high grade silver composites were capped to 65 g/t Ag. Grade estimation for gold and silver was completed using the Inverse Distance squared (ID2) methodology applied to a 10 m (X) by 10 m (Y) by 3 m (Z) block model (with sub-blocking down to 5 m x 5m x 1 m). A total of 171 density measurements made during 2014 on diamond drill core samples was used to establish an average nominal density of 2.58 kg/m3 for mineralization hosted in the main multilithic collapse breccia unit.

Table 17.3. The 2016 Pinion NI 43-101 inferred mineral resource estimates for silver at various gold cut-off grades (Dufresne and Nicholls, 2016)*.

Classification*	Au Cut-off Grade (grams per tonne)	Tonnage (million metric tonnes)	Average Ag Grade (grams per tonne)	Contained Ag** (troy ounces)***
Inferred	0.1	93.01	4.15	12,422,800
	0.14**	92.69	4.16	12,401,600
	0.17	91.85	4.18	12,349,800
	0.2	90.40	4.22	12,255,800
	0.3	80.36	4.42	11,424,300
	0.4	65.50	4.72	9,946,000
	0.5	50.13	5.09	8,200,100
	0.6	35.99	5.21	6,030,700
	0.7	24.45	5.24	4,120,500
	0.8	15.47	5.08	2,527,100
	0.9	9.12	4.88	1,429,500
	1.0	5.59	4.65	836,600

* Inferred Mineral Resources are not Mineral Reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to allow for the classification of the inferred resources tabulated above as indicated or measured mineral resources, however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.

** The recommended reported resources are highlighted in bold and have been constrained within a US$1,250/ounce of gold and US$21.50/ounce of silver optimized pit shell.

*** The ‘Contained Ounces’ have been rounded to the nearest 100 ounces.

The 2016 updated Pinion Deposit gold resource estimate has been classified as comprising both Indicated and Inferred resources according to recent CIM definition standards (Table 17.2). The 2016 updated Pinion Deposit silver resource estimate has been classified entirely as an Inferred Mineral Resource (Table 17.3). The classification of the Pinion gold and silver resources was based on geological confidence, data quality and grade continuity. No portion of the current mineral resource has been assigned to the “Measured” category. All reported mineral resources occur within a pit shell optimized using values of US$1,250 per ounce for gold and US$21.50 per ounce for silver. Indicated and inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. There has been insufficient exploration to define the inferred resources as an indicated or measured mineral resource, however, it is reasonably expected that the majority of the inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. In the opinion of APEX Geoscience Ltd., the reported 2016 Pinion Deposit gold and silver resources have reasonable prospects for eventual economic extraction.

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17.3	2016 Railroad-Pinion Project Drill Program

Drilling conducted in 2016 by Gold Standard for the Railroad–Pinion Project focused primarily on the Dark Star Deposit and its surrounding area. Drilling was also conducted at the Pinion Deposit and in the Railroad Project area. The 2016 drill program comprised 84 Reverse Circulation (RC), core and combination drillholes (RC with specific cored intervals) that totaled 36,175.8 m (118,687 ft). The 2016 drill program resulted in three new gold discoveries:

•	significant gold intersections were achieved at the North Bullion prospect that extended the known zone of mineralization to the north and northwest;

•	significant gold intersections were achieved at a new stratigraphic level (target horizon) north of the Pinion Deposit at the new Sentinel Zone;

•	significant gold intersections infilled and extended the western portions of the main Pinion Deposit; and

•	significant gold intersections were achieved at the Dark Star North target, a new discovery immediately north of, and adjoining, the Dark Star Deposit. Geological modeling and resource estimation is currently underway for the combined Dark Star Deposit (Main Dark Star and Dark Star North).

The following is a summary of the key results from the 2016 Railroad–Pinion Project drill program.

17.3.1	Railroad Project Area

In 2016, Gold Standard completed a total of 19 RC and RC/core combination drillholes at the Railroad portion of the Project that totaled 10,272.1 m (33,701 ft). Significant time and cost savings were achieved by collaring several drillholes with RC drilling prior to switching to core drilling to test the target zones. The 2016 Railroad area drill program included step-out drilling and the testing of new targets at the Bald Mountain, North Bullion and Cherry Springs areas.

Samples collected from the drillholes completed within the Cherry Springs Target area did not return any significant gold assays.

Samples collected from drillholes completed in the Bald Mountain Target area returned anomalous gold and base metal assays that include:

•	a 4.57 m (15.0 ft) core length interval of 38.77 g/t Ag from drillhole RRB16-03; and

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•	a 25.9 m (85.0 ft) core interval of 0.67 g/t Au (0.02 oz/st) that includes a 7.6 m (25.0 ft) interval of 1.67 g/t Au (0.049 oz/st) and includes a 19.81 m (65.0 ft) interval of 50 g/t Ag (1.46 oz/st), 0.122% Cu, 0.044% Mo and 0.17% Pb from drillhole RRB16-04.

The 2016 drilling at the North Bullion prospect extended mineralization some 180 m to the north from previous drill intersections. In fact, with the results achieved in drillholes RR16-01 and RR16-05, the North Bullion zone was extended to the north and northwest. The 2016 North Bullion Target drilling highlights include:

•	a 65.6 m (215 ft) core length interval of 3.17 g/t Au (0.092 oz/st) that includes a 8.5 m (28.0 ft) interval of 11.16 g/t Au (0.325 oz/st) from drillhole RR16-01; and

•	a 19.8 m (65.0 ft) core length interval of 4.4 g/t Au (0.128 oz/st) that includes a 5.3 m (7.02 ft) interval of 7.02 g/t Au (0.204 oz/st) from drillhole RR16-05.

17.3.2	Pinion Deposit Area

Gold Standard completed a total of 25 drillholes in the Pinion Deposit area in 2016 totalling 8,053.7 m (26,423.0 ft). Drilling at the Pinion Deposit was designed to extend known zones of gold mineralization, provide additional ‘in-fill’ data for specific zones, provide material for continued metallurgical testing (“met holes”) and included several holes that were intended to not only test the top of the Devonian geological contact but also other units within the Devonian stratigraphy. The 2016 Pinion drilling resulted in several significant gold intersections, defined as averaging greater than the 0.14 g/t gold cut-off grade that was used previously to define the Pinion mineral resource (Dufresne and Nicholls, 2016), in the West-southwest Pinion Deposit area. Most significantly, the 2016 drill program resulted in the identification of a new stratigraphic target for the project called the Sentinel Zone, which is located at the north end of the Pinion Deposit area and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

The 2016 program included two drillholes (PIN16-11 and 12) that were completed west of the Pinion Deposit area in order test recently generated geophysical (+/- geochemical) anomalies and to test for potential near-surface repetitions of the prospective Devils Gate Formation stratigraphy. Samples collected from hole PIN16-11 northwest of main Pinion Deposit area did not return any significant gold assays. Samples collected from hole PIN16-12 completed at the Irene Target area returned a single anomalous 6.1 m (20 ft) drillhole interval that assayed 0.16 g/t Au (0.005 oz/st).

Samples collected from the two drillholes completed in Pinion Deposit’s North Zone returned several significant gold intersections, as defined above and include:

•	a 43.6 m (142.9 ft) core length interval of 0.5 g/t Au (0.015 oz/st) that includes a 2.5 m (8.3 ft) interval of 2.01 g/t Au (0.058 oz/st) from drillhole PIN16-01; and

•	a 49.7 m (163 ft) core length interval of 0.96 g/t Au (0.028 oz/st) that includes a 15.4 m (50.5 ft) interval of 1.39 g/t Au (0.041 oz/st) and a 4.6 m (15 ft) interval of 2.05 g/t Au (0.06 oz/st) from drillhole PIN16-04.

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•	These holes were drilled with PQ core and were completed in order to recover material for metallurgical testing.

A total of 10 holes were completed at the Pinion Main Zone and along the west edge of the Pinion Main Zone. Highlights from 2016 drilling in the Pinion Main Zone included a 23.3 m (76.3 ft) core length interval of 0.79 g/t Au (0.023 oz/st), including a 7.6 m (24.8 ft) interval of 1.15 g/t Au (0.034 oz/st) in hole PIN16-05A and a 27.7 m (90.9 ft) core length interval of 0.42 g/t Au (0.012 oz/st) in hole PIN16-07. These two holes were drilled with PQ core in order to recover additional material for metallurgical testing. Samples from these holes, and two previously drilled holes from the main zone, as well as material from the 2016 and two previous holes from the Pinion North Zone, have been sent to Kappes, Cassiday & Associates in Reno, NV for column leach testing.

Finally, additional significant gold intersections were achieved in a number of holes along the west and southwest edge of the Pinion Deposit including an interval of 0.43 g/t Au (0.013 oz/st) over 28.96 m (95 ft) drillhole length in hole PIN16-02, and a 7.6 m (25 ft) drillhole interval of 1 g/t Au (0.029 oz/st) that includes a 3.1 m (10 ft) drill hole interval of 1.58 g/t Au (0.046 oz/st) in drillhole PIN16-03. This drilling was successful in extending the extent of mineralization along the west and southwest edge of the Pinion Deposit some 120 to150 m from previous intersections.

In early 2016, a comprehensive bottle roll cyanide leach program was completed by Kappes Cassiday & Associates in Reno, NV on drilling samples from the Pinion Deposit (see GSV Press Release dated July 12, 2016). The average gold recoveries, weighted by calculated head grades of the composites, were 69.2% for material crushed to 10 mesh size and 80.3% for material crushed to the finer 200 mesh size. The results of the 2016 Pinion metallurgical test work were reviewed by Gary Simmons, Gold Standard’s consulting metallurgist, who concluded that the 2016 bottle roll characterization study indicated that a significant percentage of the gold within the oxidized collapse breccia host at the Pinion Deposit is recoverable using cyanide leach processing.

Additional sample material from both the Pinion and Dark Star Deposit areas was collected from large diameter (PQ) core drillholes completed during 2016 that have been sent to Kappes Cassiday & Associates in Reno, NV for column leach and comminution. These tests are intended to provide additional information that will help determine the details of the potential processing of oxide material at Pinion.

17.3.3	Dark Star Deposit Area

Gold Standard completed 40 drillholes in the Dark Star Deposit area in 2016 that totaled 17,850.0 m (58,563.0 ft). The 2016 Dark Star drilling tested the Dark Star Main Zone, the Dark Star North target and other target areas to the south along the Dark Star Corridor (DSC). Drilling at the Dark Star Main Zone was designed to extend zones of known mineralization to the west and northwest and to provide additional ‘in-fill’ data, and material for metallurgical testing, with respect to the existing Dark Star Deposit. Drilling at the Dark Star North target area and to the south along the DSC was designed to test around the initial Dark Star North discovery holes including the core intersection achieved in hole DS15-13 (15.4 m of 1.85 g Au/t and 97.0 m of 1.61 g Au/t) at the end of the 2015 drilling program and to test for new zones of mineralization along strike (structural trend) to the south of the current Dark Star Deposit area.

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A number of additional mineralized intersections were achieved in drillholes completed at the Dark Star Deposit area and the known zone of mineralization was extended to the west and northwest (holes DS16-07, 19, 26 and 38). The most significant highlight of the 2016 drill program was the discovery through multiple significant drill intersections of an extension to the Dark Star Deposit into the new Dark Star North area. Additional results from the 2016 drill program highlighted the gold potential of the entire Dark Star Structural Corridor.

Three drillholes (DS16-17, 18 and 20) were completed in the heart of the Dark Star Main Zone and were intended to provide infill results as well as metallurgical sample material. Significant gold intersections were achieved in all three holes typified by hole DS16-18, a PQ-size metallurgical core hole, which returned an intersection of 72.9 m core length of 1.07 g/t Au (0.031 oz/st), in pervasively oxidized and altered middle debris flow conglomerate in the favorable Pennsylvanian-Permian host section. Material from these intercepts is currently undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

Drillholes DS16-10, 26 and 38 were successful in expanding the known extents of the Dark Star Main Zone of mineralization 100m to the west. Drillholes DS16-07 and 19 were successful in extending the Dark Star Main Zone 200m to the northwest. These holes include:

•	a 47.3 m (155.0 ft) drillhole interval of 0.64 g/t Au (0.019 oz/st) that includes a 7.6 m (25.0 ft) drillhole interval of 1.22 g/t Au (0.036 oz/st) in hole DS16-10 (west extension);

•	a 38.1 m (125.0 ft) drillhole interval of 0.56 g/t Au (0.016 oz/st) in hole DS16-07 (northwest extension); and

•	an upper zone of 38.1 m (125.0 ft) core length of 0.73 g/t Au (0.021 oz/st), a middle zone of 31.6 m (103.5 ft) core length of 0.49 g/t Au (0.014 oz/st), and a lower zone of 52.1 m (171.0 ft) core length of 1.04 g/t Au (0.030 oz/st), that includes a 15.9 m (52.0 ft) interval of 2.0 g/t Au (0.058 oz/st) in hole DS16-26 (northwest extension).

The following are some of the drilling highlights achieved during the 2016 Dark Star drill program at the new Dar Star North Zone of mineralization. Intersections achieved in holes DS16-31 and 33 indicate a connection between the Dark Star Main Zone and the new Dark Star North zone. As a result of the 2016 Dark Star drill program, additional drill testing of the deposit area is warranted as mineralization remains open in several directions. Additionally, geological modeling and resource estimation is currently underway, which is intended to update the current Dark Star mineral resource (Dufresne et al, 2015) with the addition of the 2015 and 2016 drill results. The 2016 Dark Star North zone drill program includes:

•	a 101.2 m (332 ft) core length interval of 1.5 g/t Au (0.043 oz/st) that includes a 32.3 m (106.0 ft) interval of 2.87 g/t Au (0.083 oz/st) in hole DS16-03B;

•	a 126.2 m (414 ft) core length interval of 3.95 g/t Au (0.115 oz/st) that includes a 44.0 m (144.4 ft) interval of 4.7 g/t Au (0.137 oz/st) in hole DS16-08;

•	a 56.2 m (184.3 ft) core length interval of 1.83 g/t Au (0.053 oz/st) that includes a 5.8 m (19.0 ft) interval of 2.74 g/t Au (0.08 oz/st) in hole DS16-21;

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•	a 97.3 m (319 ft) core length interval of 3.16 g/t Au (0.092 oz/st) that includes a 12.5 m (41 ft) interval of 6.09 g/t Au (0.178 oz/st) in hole DS16-24; and

•	a 47.6 m (156.0 ft) interval of 0.49 g/t Au (0.014 oz/st) that includes a 4.9 m (16.0 ft) interval of 1.0 g/t Au (0.029 oz/st) in hole 16DS-33.

Finally, the 2016 Dark Star drill program highlighted the gold potential of the entire Dark Star Corridor (DSC), which is +4 mile (+6 km) long north-south structural zone that has been defined by mapping and geophysics extending from Dark Star North, through the Dark Star Deposit (Main Zone) and the Dark Star South target area down to the Dixie Creek Target at the south end of the Property. Gold Standard completed a total of six drillholes south of the Dark Star Main Zone along the DSC towards the Dixie Creek Target. Samples collected from the 2016 drillholes completed in the DSC area returned a single anomalous 4.6 m (15 ft) drillhole interval of 0.4 g/t Au (0.012 oz/st) from hole DS16-11.

17.4	Other Railroad–Pinion Project Prospects

Based upon a review of available historical information and recent data from the on-going exploration work by GSV at other prospect areas throughout the Railroad–Pinion Project area, the authors conclude:

•	Sixteen target areas have been identified by Gold Standard for additional exploration at the Railroad portion of the Project area (Koehler et al., 2014). The targets are focused on gold, but also include silver, copper, lead and zinc. Nine of these targets have been drilled by Gold Standard. Although Gold Standard has drilled and conducted extensive work in these areas, and historic work has been done in others, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at most of the targets at the Railroad Project is not yet sufficient to establish a mineral resource or reserve, perhaps with the exception of North Bullion.

•	Gold Standard has continued to confirm the occurrence of an important sedimentary rock-hosted gold system at the North Bullion Target. Drilling to date has intersected Carlin-style gold mineralization with high grades in a number of intercepts and continues to indicate that the North Bullion discovery is a significant carbon-sulfide refractory gold deposit that remains open in multiple directions. Continued step-out and offset drilling is warranted for the lower collapse breccia zone. In addition, sufficient data has now been collected to warrant geological modeling of the deposit and preliminary work towards a mineral resource estimate. Further work, including additional drilling and metallurgical work, may be required prior to completing a maiden resource estimate for North Bullion.

•	Gold Standard has confirmed the discovery of a new sedimentary rock-hosted gold and copper system hosted in oxidized, brecciated and hornfelsed rocks at the Bald Mountain Target. Drill results from 2013 to 2016 indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

•	Gold Standard has confirmed the discovery of a new silver, copper, lead and zinc skarn system at the Sylvania (Central Bullion) Target. Prior drill results indicate this is a significant polymetallic discovery that remains open in all directions. Continued drilling is warranted.

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•	Initial drill results along the Bullion Fault Corridor Target confirmed that a Carlin-style hydrothermal system associated with igneous dikes is present to the south of the North Bullion Target. The North Bullion deposit and the Pinion deposit occur in the immediate footwall of the Bullion Fault. However, much of the +5 mile-long strike of the Bullion Fault Corridor remains untested by drilling. Additional drilling is warranted.

•	Further exploration, including fieldwork and drilling, is warranted at other targets in the Pinion portion of the Project area including the Dixie Creek area as well as at the Ski Track Graben trend which includes Papoose Canyon, Papoose Canyon North and JR Buttes.

•	Additional drilling is warranted along strike to the north and south of the Dark Star Deposit along the recently identified Dark Star Structural Corridor.

18	Recommendations

Gold Standard’s Railroad–Pinion Project is located at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada where more than 40 separate gold deposits that have produced in excess of 80 million ounces of gold to date (Muntean, 2014). The Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend in the Piñon Range (Jackson and Koehler, 2014). The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic – Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas. Exploration over the last three years has resulted in the identification of significant maiden NI 43-101 mineral resource estimates for gold at the Pinion and Dark Star deposits. Historic work and exploration conducted by Gold Standard since 2010 has identified several other significant zones of gold and base metal mineralization within the Railroad–Pinion Project that warrant further exploration.

The combined Railroad–Pinion Project was the subject of recent Technical Reports (Koehler et al., 2014; Turner et al., 2015; Dufresne and Koehler, 2016) in which detailed recommendations were outlined for both the Railroad and Pinion portions of the Project area. Recent work completed at the Railroad–Pinion Project by GSV has been focused on the Pinion and Dark Star deposits and thus the recommendations made in Koehler et al. (2014), Turner et al. (2015) and Dufresne and Koehler (2016) pertaining to the Railroad target areas remain valid. This report describes initial NI 43-101 compliant Mineral Resource Estimates for the Pinion and Dark Star deposits, a recent updated Mineral Resource Estimate for the Pinion Deposit along with follow-up drilling during 2016 at the Pinion, Dark Star and North Bullion deposit areas. Further aggressive exploration, including drilling is warranted at Pinion and Dark Star aimed at expanding and improving the confidence in the existing mineral resources. Prior exploration by GSV from 2010 to late 2015 identified a number of targets at the Railroad portion of the Project that warrant follow-up exploration including drilling. The following section discusses recommendations for future work specific to the entire Project area.

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Based upon the results to date, the authors recommend an aggressive exploration program for the Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling along with continued metallurgical test work at both Pinion and Dark Star. With respect to fieldwork, APEX recommends additional soil sampling to expand upon and fill in gaps to the existing database for the Pinion Project area and to cover potential strike extensions of the mineralization to the south, and southeast at Pinion along with better geochemical coverage of the Dark Star to Dixie Creek area. Additional geophysical surveying including gravity, CSAMT and seismic surveys for the deposit areas and project area is strongly recommended to provide data to assist the targeting of infill, step-out and exploration drilling. Continued surface and subsurface geological mapping and rock sampling is recommended to aid in refining the geological model for the Pinion Deposit area that has been developed largely from sub-surface drillhole information. Exploration and some infill confirmation drilling are required at Dark Star Main Zone, including some core holes, in order to build upon the chip re-logging program to develop and refine the geological and mineralization models. Resource updates and a Preliminary Economic Assessment (PEA), that includes both Pinion and Dark Star, is warranted and both are currently in progress. In addition, the 2014 - 2015 fieldwork and prior exploration have identified a number of exploration targets outside of the Pinion and Dark Star deposit areas that warrant future exploration drill testing. Further field work comprising geological, geochemical and geophysical surveys is recommended for the remainder of the Pinion Project area with particular attention paid to the Ski Track trend (the JR Butte-Papoose trend) located west of the Pinion Deposit and the Dark Star to Dixie trend.

With respect to the Railroad Project area, additional in-fill and step-out drilling is warranted at the North Bullion, Bald Mountain and Sylvania (Central Bullion) target areas. Further reconnaissance drilling is recommended for several other target areas including the Cherry Springs, Bullion Fault Corridor, Railroad, North Ridge and Lee Canyon areas. Continued fieldwork comprising geological mapping, geochemical surveying and geophysical surveying is also warranted throughout the property to identify and refine additional drill targets. The results of gravity and CSAMT surveys completed to date at the Railroad Project are encouraging and the continued use of these techniques is strongly recommended. Additional geophysical surveying, including seismic lines, is recommended in the North Bullion area where thick volcanic rock sequences or colluvium conceal target opportunities. Geological modelling and resource estimation is recommended for the North Bullion mineralized zones along with additional metallurgical investigations and, possibly, preliminary engineering studies. The results of the modelling exercise may assist target definition for the proposed in-fill and step-out drilling that is warranted at North Bullion.

With respect to drilling, the authors recommend a significant drill program intended to a) drill test targets along strike and down dip for additional zones of mineralization and extensions to existing zones at Dark Star, Pinion and North Bullion, b) infill the current oxide resource areas at Pinion and Dark Star and, c) aggressive exploration drilling on new or previously undrilled targets. Specifically, a Phase 1 follow-up drill program is recommended that would comprise primarily RC drilling but would also include some core drilling, particularly at Dark Star, in order to confirm and expand the evolving geological and mineralization model for the Dark Star, Pinion and North Bullion areas. Step-out drilling is recommended along strike of the current resource areas at Dark Star and Pinion. Step-out drilling using cost-effective RC pre-collars, with core tail completions through the target zones, are recommended at North Bullion. Exploration drilling is also recommended for several previously untested geochemical and geophysical anomalies in proximity to the current Pinion and Dark Star resource areas. A Phase 2 exploration focused drilling program is also recommended in order to step-out from Pinion and Dark Star and identify further near surface oxide resources at targets such as Dark Star North, DSC, West Dark Star, Sentinel, the Ski Track trend (Papoose Canyon, Papoose Canyon North, JR Buttes) and other prospects.

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The budget presented below in Table 18.1 is intended to summarize estimated costs for completing the recommended work program described above for the entire Railroad–Pinion Project area. The authors recommend a total of 48,800 m (160,100 feet) of RC and core drilling in phased drilling campaigns at the Pinion and Dark Star deposit areas and at a variety of other targets across Gold Standard’s Railroad–Pinion Project area for a total cost of US$11,086,500. Other recommended property-wide activities include geological mapping, geochemical sampling, ground geophysical surveys, and further metallurgical test work along with geological modeling leading to updated resource estimates and preliminary engineering and environmental studies culminating in a PEA. The estimated cost to conduct these studies is US$4,897,000 which includes approximately US$905,000 in property maintenance payments in 2017. The recommended drilling and other geological, geophysical, engineering and environmental studies along with a contingency of 7%, yields an overall budget to complete the recommended work of US$17,102,500 (Table 18.1).

It is the opinion of the authors of this Technical Report that all of the recommended work is warranted at this time and none is contingent upon the results of any other part of the program.

Table 18.1. Railroad–Pinion Project recommended exploration plan and budget*.

Drilling
Target Area (Type)	Cost/ft (All-in)	Cost/m (approx.)	Quantity (ft)	Quantity (m)	Cost
North Bullion Area (RC)	$70/ft	$230/m	13,000	3,960	$910,000
North Bullion Area (core)	$120/ft	$394/m	9,000	2,750	$1,080,000
Bald Mountain, Steve’s Camp and Sylvania (RC)	$54/ft	$177/m	15,000	4,570	$810,000
Sentinel Breccia (RC)	$73/ft	$240/m	12,000	3,660	$876,000
Sentinel Breccia (core)	$147/ft	$482/m	600	180	$88,200
North and West Dark Star (RC)	$57/ft	$187/m	36,000	10,965	$2,052,000
North and West Dark Star (core)	$104/ft	$341/m	5,000	1,525	$520,000
Dark Star Corridor (RC)	$57/ft	$187/m	37,500	11,420	$2,137,500
Ski Track (RC)	$59/ft	$194/m	20,000	6,100	$1,180,000
Pinion Met. (core)	$129/ft	$423/m	8,800	2,700	$1,135,200
Dark Star Met. (core)	$93/ft	$305/m	3,200	970	$297,600
Drilling Subtotal			160,100	48,799	$11,086,500

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Property Wide Activities
Activity Type	Cost
Geological Mapping & Consulting	$42,000
CSAMT Surveying	$145,000
Gravity Surveying	$160,000
Seismic Surveying	$120,000
Geochemical Sampling	$450,000
Metallurgical Testwork	$1,030,000
PEA (Study and Report)	$175,000
Resource Modeling & Scoping Studies	$240,000
Bonding / Environmental	$775,000
Earthwork / Reclamation	$815,000
Database Management	$40,000
Property Maintenance	$905,000
Property Wide Activities Subtotal	$4,897,000

Contingency (7%)	$1,119,000
Grand Total	$17,102,500
*All costs are in US Dollars.

Effective Date: March 17, 2017

Signing Date: March 30, 2017

Edmonton, Alberta, Canada

Elko, Nevada, USA

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Teal, Lewis and Jackson, Mac, 1997. Geologic Overview of the Carlin Trend Gold Deposits and Description of Recent Deep Discoveries, in Carlin-Type Gold Deposits Field Conference edited by Peter Vikre, Tommy B. Thompson, Keith Bettles, Odin Christensen, and Ron Parratt, Society of Economic Geologists Guidebook Series, Volume 28, p 3-37.

Turner, Andrew, Dufresne, Michael B. and Koehler, Steven R., 2015. Technical Report on the Railroad and Pinion Projects, Elko County, Nevada USA. Unpublished Technical Report prepared for Gold Standard Ventures Corp. (NI43-101 compliant) dated March 31, 2015, 196p.

Wells, R.A., 1995. Pinion/South Bullion Deposit Resource Estimates. Cyprus Metals Exploration Corporation internal memorandum.

Western Regional Climate Center Historic Climate Information, Carlin Newmont Mine, Nevada, 2011. Administered by N.O.A.A. http://www.wrcc.dri.edu/Climsumetershtml.

Wood, J., 1995. South Bullion/Dark Star Resource Estimates. Cyprus Metals Exploration Corporation internal memorandum.

Wright, J.L., 2009. Railroad Property Gravity Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2010. Railroad Property Gravity Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012a. Railroad Property CSAMT Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012b. Railroad Property CSAMT Survey - II, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2012c. Railroad Property Gravity Survey - III, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2013a. Railroad Property CSAMT Survey - III, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2013b. Railroad Property Gravity Survey - IV, GIS Compilation: Gold Standard Ventures internal company report.

Effective Date: March 17, 2017	189

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Wright, J.L., 2014a. Railroad Property Gravity Survey – Phase V, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2014b. Railroad Property CSAMT Survey – Phase IV, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2014c. Railroad Property Ground Magnetic Survey, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2015a. Railroad Property Gravity Survey – Phase VI, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2015b. Railroad Property CSAMT Survey – Phase V, GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2016a. Railroad Property CSAMT Survey – Phase VI GIS Compilation: Gold Standard Ventures internal company report.

Wright, J.L., 2016b. Railroad Property Pearson, Deritter and Johnson Airborne Magnetic Survey GIS Database: Gold Standard Ventures internal company report.

Effective Date: March 17, 2017	190

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Certificate of Qualified Person

I, Michael B. Dufresne, M.Sc., P.Geol., P.Geo., do hereby certify that:

1.	I am President of:	APEX Geoscience Ltd. (APEX) Suite 110, 8429 – 24th Street NW Edmonton, Alberta T6P 1L3 Phone: 780-467-3532

2.	I graduated with a B.Sc. in Geology from the University of North Carolina at Wilmington in 1983 and with a M.Sc. in Economic Geology from the University of Alberta in 1987.

3.	I am and have been registered as a Professional Geologist with the Association of Professional Engineers and Geoscientists of Alberta since 1989. I have been registered as a Professional Geologist with the association of Professional Engineers and Geoscientists of BC since 2011.

4.	I have worked as a geologist for more than 30 years since my graduation from university and have extensive experience with exploration for, and the evaluation of, gold deposits of various types, including sediment-hosted (Carlin-type) mineralization.

5.	I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person.

6.	I am responsible for or directly supervised all sections of the Technical Report titled “Technical Report on the Railroad–Pinion Project, Elko County, Nevada, USA”, with an effective date of March 17, 2017 and a signing date of March 30, 2017 (the “Technical Report”). I have personally conducted a visit to the Railroad–Pinion Project between May 1 and May 4, 2013, April 21 and April 23, 2014, October 4 and October 5, 2014, May 31 to June 4, 2015 and August 30 to September 2, 2015.

7.	APEX was initially retained as geological consultants in 2013 by Scorpio Gold Corporation, then owners of the Pinion portion of the Project, and was subsequently retained as consultants by the issuer (Gold Standard Ventures) following its acquisition of the Pinion Property in early 2014. Otherwise, I have had no prior involvement with the property that is the subject of the Technical Report.

8.	I am not aware of any scientific or technical information with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.	I am independent of the property and the issuer applying all of the tests in section 1.5 of NI 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files or their websites.

Signed: March 30, 2017 Edmonton, Alberta, Canada	______________________________________ Michael B. Dufresne, M.Sc., P.Geol., P.Geo. President, APEX Geoscience Ltd.

Effective Date: March 17, 2017	191

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Certificate of Qualified Person

I, Steven R. Koehler, B.Sc. Geology and CPG, do hereby certify:

•	I am the Manager of Projects, Senior Geologist and Qualified Person with Gold Standard Ventures Corp. with a business address at 2135 Industrial Way, Elko, Nevada 89801.

•	This certificate applies to the technical report entitled “Technical Report on the Railroad-Pinion Project, Elko County, Nevada, USA” effectively dated March 17, 2017.

•	I am a graduate of the University of Wisconsin River Falls (B.Sc., 1990). I am a member of the American Institute of Professional Geologists (AIPG) and have been certified as a Professional Geologist (CPG # 10216) by that organization for 18 years. I have continuously practiced my profession as an exploration geologist since 1990. I am a “Qualified Person” for the purposes of the National Instrument 43-101 (the “Instrument”).

•	I am not independent of Gold Standard Ventures Corp. as defined by Section 1.5 of the Instrument.

•	I have worked directly and continuously on, and visited the Railroad–Pinion Project since March 2012. I visited the Railroad Project several times prior to March 2012, and have worked extensively in this region of Nevada.

•	I am responsible for all sections of the Technical Report.

•	I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority, and any publication by them of the Technical Report for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

___________________________ Steven R. Koehler, B.Sc., CPG Manager of Projects and Senior Geologist Gold Standard Ventures Corp. March 30, 2017

Effective Date: March 17, 2017	192

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Certificate of Qualified Person

I, Mac Roy Jackson, Jr., M.Sc. Geology and CPG, do hereby certify:

•	I am the Vice President of Exploration, Senior Geologist and Qualified Person with Gold Standard Ventures Corp. with a business address at 2135 Industrial Way, Elko, Nevada 89801.

•	This certificate applies to the technical report entitled “Technical Report on the Railroad-Pinion Project, Elko County, Nevada, USA” effectively dated March 17, 2017.

•	I am a graduate of Dartmouth College (B.A., 1983) and the University of Nevada-Reno (M.Sc., 1988). I am a member of the American Institute of Professional Geologists (AIPG) and have been certified as a Professional Geologist (CPG # 11661) by that organization for 3 years. I have continuously practiced my profession as an exploration geologist since 1983. I am a “Qualified Person” for the purposes of the National Instrument 43-101 (the “Instrument”).

•	I am not independent of Gold Standard Ventures Corp. as defined by Section 1.5 of the Instrument.

•	I have worked directly and continuously on, and visited the Railroad–Pinion Project since August 2011. I have worked extensively throughout Nevada, spending most of my career working in the north-central part of the state.

•	I am responsible for all sections of the Technical Report.

•	I have read the Instrument and the Technical Report has been prepared in compliance with the Instrument.

•	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

•	I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority, and any publication by them of the Technical Report for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public.

___________________________________ Mac Roy Jackson, Jr., B.A., M.Sc., CPG VP Exploration and Senior Geologist Gold Standard Ventures Corp. March 30, 2017

Effective Date: March 17, 2017	193

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Appendix 1 - List of Units, Abbreviations and Measurements

$	- Dollar amount

% - Percent

’	- Minutes (in the context of latitude and longitude coordinates)

”	- Seconds (in the context of latitude and longitude coordinates)

°	- Degrees

°C	- Degrees Celsius

°F	- Degrees Fahrenheit

%RS	- Percentage of the Standard Deviation to the Mean

AA/AAS	- Atomic Absorption (Spectrometry)

ac	- Acre (0.0040469 km2)

Ag	- Silver

ALS	- ALS Global (analytical laboratories)

APEX	- APEX Geoscience Ltd.

As	- Arsenic

Au	- Gold

BFC	- Bullion Fault Corridor

BLM	- Bureau of Land Management, U.S. Department of the Interior

CDN	- Canadian Dollar

CHIINV	- Chi Inverse statistical Anlaysis

cm	- Centimeter (0.3937 in)

Corp.	-Corporation

CSAMT	- Controlled Source Audio MagnetoTellurics

Crown	- Crown Resources Corporation

Cu	- Copper

Cyprus	- Cyrpus Amax Minerals Company

EM	- Electromagnetic

et al. - and others

FA	- Fire Assay

FA-AA	- Fire Assay with Atomic Absorption (Spectrometry) finish

Effective Date: March 17, 2017	194

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Fm	- Formation

ft	- Feet (0.3048 m)

g	- Gram

g/t	- Grams per tonne (equivalent to ppm, 1 g/t Au = 0.29167 oz/ton Au)

GIS	- Geographic Information System

GPS	- Global Positioning System

GSR	-Gross Smelter Royaly

GSV	- Gold Standard Ventures Corp.

Hz	- Hertz (cycles per second)

ICP	- Inductively Coupled Plasma geochemical analysis

(ICP-AES, Atomic Emissions Spectrometry and ICP-MS, Mass Spectrometry)

ID2	-	Inverse Distance Squared

in	- Inch (2.54 cm)

Inc.	- Incorporated

IP	- Induced Polarization

ISO	- International Standards Organization

kg	- Kilogram (2.2046 lbs)

km	- Kilometers (0.6214 mi)

km²	- Square Kilometers (247.105 acres)

lb(s)	- Pound(s)

m	- Meter (3.2808 ft)

M	- Million

mi	- Mile (1.6093 km)

MIK	- Multiple Indicator Kriging

Mirandor	- Mirandor Exploration (U.S.A.) Inc.

ml	- Milliliters

mm	- Millimeters

Mt	- Million tonnes

N	- North

NAD	- North American Datum (NAD27 – 1927 datum, NAD83 – 1983 datum)

Effective Date: March 17, 2017	195

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Newmont	- Newmont Mining Corporation

NI	- National Instrument

NOI	- Notice of Intent

NPV	- Net Profit Interest

NV	- Nevada

NSR	- Net Smelter Royalty

oz	- ounce (always referring to troy ounce when referring to gold grade)

oz/st	- ounces (eg. Gold) per short ton (equivalent to ounce per ton – opt or 1 oz/st = 34.286 g/t or ppm)

Pb	- Lead

PLSS	- Public Land Survey System

PoO	- Plan of Operations

ppb	- Parts per billion

ppm	- Parts per million (equivalent to grams per tonne, 1 g/t Au = 0.29167 oz/ton Au)

QAQC	- Quality Assurance and Quality Control

QC	- Quality Control

R	- Range (as in T30N, R53E)

RC	- Reverse Circulation Drilling

RMT	- Roberts Mountain Thrust

RSM	- Royal Standard Minerals Inc.

SAD	- Surface Area Disturbance

Scorpio	- Scorpio Mineral Corporation

SD	- Standard Deviation

SG	- Specific Gravity or Density

SGS	- SGS Mineral Services

st	- short ton (2,000 lbs)

SW	- Southwest

t	- metric tonne (1000 kg = 2,204.6 lbs)

T	- Township (as in T30N, R53E)

ton	- imperial ton or short ton (2,000 lbs)

USA	- United States of America

Effective Date: March 17, 2017	196

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

USD	- US Dollar

UTM	- Universal Transverse Mercator

wt%	- Weight percentage

Zn	- Zinc

Effective Date: March 17, 2017	197

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Appendix 2 - Detailed Property Description

580000
590000
4490000
4480000
4470000
North Bullion
Railroad
Bald Mountain
Sentinel Breccia
Dark Star North
Irene
Pinion
Dark Star
JR Buttes
Dixie
N

Legend

- GSV Targets
- Railroad-Pinion Property Boundary
- Townships
- Sections

GSV Mineral Claims

- Patent Lodes
- 100% Mineral Interest
- 99.2% to <100% Mineral Interest
- 49.2% to 50% Mineral Interest

GOLD STANDARD VENTURES CORP.

Pinon Range, Elko County, Nevada, USA

Subsurface Mineral Interests

1:175,000

0 — 8 km

NAD 1927 UTM Zone 11N

APEX Geoscience Ltd.

Edmonton, AB

March, 2017

Effective Date: March 17, 2017	198

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Exhibit 1

Railroad and Pinion Project

Gold Standard Ventures

Part 1 Lode claims; 887 Total

Claim Name/ Number	Serial No	County Book; Page	Document	Amended County Number	Count
B #1	138543	313/159	131352		1
B #2	138544	313/160	131353		2
B #3	138545	313/161	131354		3
B #4	138546	313/162	131355		4
B #5	138547	313/163	131356		5
BARDY	75877	98/350	38115		6
BLACK	75973	45/154	15175		7
BLUE	75974	45/159	15180		8
BURKE FRAC	75975	8/300	n/a	21/94	9
CANARY	75976	39/366	5371		10
CISS #1	407849	560/304	228452		11
CISS #2	407850	560/305	228453		12
CISS #3	407851	560/306	228454		13
CISS #4	407852	560/307	228455		14
CISS #5	407853	560/308	228456		15
CISS #6	407854	560/309	228457		16
CISS #7	407855	560/310	228458		17
CISS #8	407856	560/311	228459		18
CISS #9	407857	560/312	228460		19
CISS #10	407858	560/313	228461		20
CISS #11	407859	560/314	228462		21
CISS #12	407860	560/315	228463		22
CISS #13	407861	560/316	228464		23
CISS #14	407862	560/317	228465		24
CISS #15	407863	560/318	228466		25
CISS #16	407864	560/319	228467		26
CISS #17	407865	560/320	228468		27
CISS #18	407866	560/321	228469		28
CISS #19	407867	560/322	228470		29
CISS #20	407868	560/323	228471		30
CISS #21	407869	560/324	228472		31
CISS #22	407870	560/325	228473		32
CISS #23	407871	560/326	228474		33

Effective Date: March 17, 2017	199

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

CISS #24	407872	560/327	228475	34
CISS #25	407873	560/328	228476	35
CISS #26	407874	560/329	228477	36
CISS #27	407875	560/330	228478	37
CISS #28	407876	560/331	228479	38
CISS #29	407877	560/332	228480	39
CISS #30	407878	560/333	228481	40
CISS #31	407879	560/334	228482	41
CISS #32	407880	560/335	228483	42
CISS #33	407881	560/336	228484	43
CISS #34	407882	560/337	228485	44
CISS #35	407883	560/338	228486	45
CISS #36	407884	560/339	228487	46
CISS #37	407885	560/340	228488	47
CISS #38	407886	560/341	228489	48
CISS #39	407887	560/342	228490	49
CISS #40	407888	560/343	228491	50
CISS #41	407889	560/344	228492	51
CISS #42	407890	560/345	228493	52
CISS #43	407891	560/346	228494	53
CISS #44	407892	560/347	228495	54
CISS #45	407893	560/348	228496	55
CISS #46	407894	560/349	228497	56
CISS #47	407895	560/350	228498	57
CISS #48	407896	560/351	228499	58
CISS #49	407897	560/352	228500	59
CISS #50	407898	560/353	228501	60
CISS #51	407899	560/354	228502	61
CISS #52	407900	560/355	228503	62
CISS #53	407901	560/356	228504	63
CISS #54	407902	560/357	228505	64
CISS #55	407903	560/358	228506	65
CISS #56	407904	560/359	228507	66
CISS #57	407905	560/360	228508	67
CISS #58	407906	560/361	228509	68
CISS #59	407907	560/362	228510	69
CISS #60	407908	560/363	228511	70
CISS #61	407909	560/364	228512	71
CISS #62	407910	560/365	228513	72
CISS #63	407911	560/366	228514	73
CISS #64	407912	560/367	228515	74

Effective Date: March 17, 2017	200

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

CISS #65	407913	560/368	228516	75
CISS #66	407914	560/369	228517	76
CISS #67	407915	560/370	228518	77
CISS #68	407916	560/371	228519	78
CISS #69	407917	560/372	228520	79
CISS #70	407918	560/373	228521	80
CISS #71	407919	560/374	228522	81
CISS #72	407920	560/375	228523	82
CISS #73	407921	560/376	228524	83
CISS #74	407922	560/377	228525	84
CISS #75	407923	560/378	228526	85
CISS #76	407924	560/379	228527	86
CISS #77	407925	560/380	228528	87
CISS #78	407926	560/381	228529	88
CISS #79	407927	560/382	228530	89
CISS #80	407928	560/383	228531	90
CISS #81	407929	560/384	228532	91
CISS #82	407930	560/385	228533	92
CISS #83	407931	560/386	228534	93
CISS #84	407932	560/387	228535	94
CISS #85	407933	560/388	228536	95
CISS #86	407934	560/389	228537	96
CISS #87	407935	560/390	228538	97
CISS #106	407954	560/409	228557	98
CISS #107	407955	560/410	228558	99
CISS #108	407956	560/411	228559	100
CISS #109	407957	560/412	228560	101
CISS #110	407958	560/413	228561	102
CISS #111	407959	560/414	228562	103
CISS #112	407960	560/415	228563	104
CISS #113	407961	560/416	228564	105
CISS #114	407962	560/417	228565	106
CISS #115	407963	560/418	228566	107
CISS #116	407964	560/419	228567	108
CISS #117	407965	560/420	228568	109
CISS #118	407966	560/421	228569	110
CISS #119	407967	560/422	228570	111
CISS #124	407968	560/423	228571	112
CISS #125	407969	560/424	228572	113
CISS #126	407970	560/425	228573	114
CISS #127	407971	560/426	228574	115

Effective Date: March 17, 2017	201

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

CISS #128	407972	560/427	228575		116
CISS #129	407973	560/428	228576		117
CISS #130	407974	560/429	228577		118
CISS #131	407975	560/430	228578		119
CISS #132	407976	560/431	228579		120
CISS #133	407977	560/432	228580		121
CISS #134	407978	560/433	228581		122
CISS #135	407979	560/434	228582		123
CISS #136	407980	560/435	228583		124
CISS #137	407981	560/436	228584		125
DIKE #1	75977	21/534	44926		126
DIKE #2	75978	21/535	44928		127
DIKE #3	75979	21/536	44929		128
DIKE #4	75980	21/536	44930		129
DIKE #6	75981	21/537	44931		130
DIKE #7	75982	21/537	44932		131
DIKE #8	75983	21/538	44933		132
DIKE #9	75984	21/538	44934		133
DIKE #11	75985	21/535	44927		134
EAGLE	75986	7//86	n/a	7/596	135
GOLD	75987	45/161	15182		136
GREEN	75988	45/160	15181		137
GUTSY #1203	399864	553/106	226058		138
GUTSY #1204	399865	553/107	226059		139
GUTSY #1205	399866	553/108	226060		140
GUTSY #1206	399867	553/109	226061		141
GUTSY #1207	399868	553/110	226062		142
GUTSY #1208	399869	553/111	226063		143
GUTSY #1209	399870	553/112	226064		144
GUTSY #1210	399871	553/113	226065		145
GUTSY #1211	399872	553/114	226066		146
GUTSY #1212	399873	553/115	226067		147
GUTSY #1213	399874	553/116	226068		148
GUTSY #1214	399875	553/117	226069		149
GUTSY #1215	399876	553/118	226070		150
GUTSY #1216	399877	553/119	226071		151
GUTSY #1217	399878	553/120	226072		152
GUTSY #1218	399879	553/121	226073		153
GUTSY #1219	399880	553/122	226074		154
GUTSY #1220	399881	553/123	226075		155
GUTSY #1221	399882	553/124	226076		156

Effective Date: March 17, 2017	202

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

GUTSY #1222	399883	553/125	226077	157
GUTSY #1223	399884	553/126	226078	158
GUTSY #1224	399885	553/127	226079	159
GUTSY #1225	399886	553/128	226080	160
GUTSY #1226	399887	553/129	226081	161
GUTSY #1227	399888	553/130	226082	162
GUTSY #1228	399889	553/131	226083	163
GUTSY #1229	399890	553/132	226084	164
GUTSY #1230	399891	553/133	226085	165
GUTSY #1231	399892	553/134	226086	166
GUTSY #1232	399893	553/135	226087	167
GUTSY #1233	399894	553/136	226088	168
GUTSY #1234	399895	553/137	226089	169
GUTSY #1235	399896	553/138	226090	170
GUTSY #1236	399897	553/139	226091	171
GUTSY #1237	399898	553/140	226092	172
GUTSY #1238	399899	553/141	226093	173
GUTSY #1239	399900	553/142	226094	174
GUTSY #1240	399901	553/143	226095	175
GUTSY #1241	399902	553/144	226096	176
GUTSY #1242	399903	553/145	226097	177
GUTSY #1243	399904	553/146	226098	178
GUTSY #1244	399905	553/147	226099	179
GUTSY #1245	399906	553/148	226100	180
GUTSY #1246	399907	553/149	226101	181
GUTSY #1247	399908	553/150	226102	182
GUTSY #1248	399909	553/151	226103	183
GUTSY #1249	399910	553/152	226104	184
GUTSY #1250	399911	553/153	226105	185
GUTSY #1251	399912	553/154	226106	186
GUTSY #1252	399913	553/155	226107	187
GUTSY #1253	399914	553/156	226108	188
GUTSY #1254	399915	553/157	226109	189
GUTSY #1255	399916	553/158	226110	190
GUTSY #1256	399917	553/159	226111	191
GUTSY #1257	399918	553/160	226112	192
GUTSY #1258	399919	553/161	226113	193
GUTSY #1259	399920	553/162	226114	194
GUTSY #1260	399921	553/163	226115	195
GUTSY #1261	399922	553/164	226116	196
GUTSY #1262	399923	553/165	226117	197

Effective Date: March 17, 2017	203

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

GUTSY #1263	399924	553/166	226118		198
GUTSY #1264	399925	553/167	226119		199
GUTSY #1265	399926	553/168	226120		200
GUTSY #1266	399927	553/169	226121		201
GUTSY #1267	399928	553/170	226122		202
GUTSY #1268	399929	553/171	226123		203
GUTSY #1269	399930	553/172	226124		204
GUTSY #1270	399931	553/173	226125		205
GUTSY #1271	399932	553/174	226126		206
GUTSY #1272	399933	553/175	226127		207
GUTSY #1273	399934	553/176	226128		208
GUTSY #1274	399935	553/177	226129		209
HANNAH	75880	98/353	38118		210
HOFFMAN FRAC	75989	7/598	n/a	17/101	211
HOLD UP	75990	17/5	8002		212
HOME #1	164143	326/659	136567		213
HOME #2	164144	326/660	136568		214
HOME #3	164145	326/661	136569		215
HOME #4	164146	326/662	136570		216
HOME #5	164147	326/663	136571		217
HOME #6	164148	326/664	136572		218
HOME #7	164149	326/665	136573		219
HOME #8	164150	326/666	136574		220
HOME #9	164151	326/667	136575		221
HOME #10	164152	326/668	136576		222
HOME #11	164153	326/669	136577		223
HOME #12	164154	326/670	136578		224
HOME #13	164155	326/671	136579		225
HOME #14	164156	326/672	136580		226
HOME #15	164157	326/673	136581		227
HOME #16	164158	326/674	136582		228
HOME #17	164159	326/675	136583		229
HOME #18	164160	326/676	136584		230
HOME #19	190211	350/307	146804		231
HOME #20	190212	350/308	146805		232
HOME #21	190213	350/309	146806		233
HOME #22	190214	350/310	146807		234
HOME #23	190215	350/311	146808		235
HOME #24	190216	350/312	146809		236
HOME #25	190217	350/313	146810		237
HOME #26	190218	350/314	146811		238

Effective Date: March 17, 2017	204

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

HOME #27	190219	350/315	146812	239
HOME #28	190220	350/316	146813	240
HOME #29	190221	350/317	146814	241
HOME #30	190222	350/318	146815	242
HOME #31	190223	350/319	146816	243
HOME #42	227247	378/289	158546	244
HOME #43	227248	378/290	158547	245
HOME #44	227249	378/291	158548	246
HOME #45	227250	378/292	158549	247
HOME #46	227251	378/293	158550	248
HOME #47	227252	378/294	158551	249
HOME #48	227253	378/295	158552	250
HOME #49	227254	378/296	158553	251
HOME #50	227255	378/297	158554	252
HOME #51	227256	378/298	158555	253
HOME #52	227257	378/299	158556	254
HOMESTAKE	75991	17/6	8003	255
JKR 1	1025800		627853	256
JKR 2	1025801		627854	257
JKR 3	1025802		627855	258
JKR 4	1025803		627856	259
JKR 5	1025804		627857	260
JKR 6	1025805		627858	261
JKR 7	1025806		627859	262
JKR 8	1025807		627860	263
JKR 9	1025808		627861	264
JKR 10	1025809		627862	265
JKR 11	1025810		627863	266
JKR 12	1025811		627864	267
JKR 13	1025812		627865	268
JKR 14	1025813		627866	269
JKR 15	1025814		627867	270
JKR 16	1025815		627868	271
JKR 17	1025816		627869	272
JKR 18	1025817		627870	273
JKR 19	1025818		627871	274
JKR 20	1025819		627872	275
JKR 21	1025820		627873	276
JKR 22	1025821		627874	277
JKR 23	1025822		627875	278
JKR 24	1025823		627876	279

Effective Date: March 17, 2017	205

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

JKR 25	1025824	627877	280
JKR 26	1025825	627878	281
JMD 1	1013878	620141	282
JMD 2	1013879	620142	283
JMD 3	1013880	620143	284
JMD 4	1013881	620144	285
JMD 5	1013882	620145	286
JMD 6	1013883	620146	287
JMD 7	1013884	620147	288
JMD 8	1013885	620148	289
JMD 9	1013886	620149	290
JMD 10	1013887	620150	291
JMD 11	1013888	620151	292
JMD 12	1013889	620152	293
JMD 13	1013890	620153	294
JMD 14	1098808	682367	295
JMD 15	1098809	682368	296
JMD 16	1098810	682369	297
JMD 17	1098811	682370	298
JMD 18	1098812	682371	299
JMD 19	1098813	682372	300
JMD 20	1098814	682373	301
JMD 21	1098815	682374	302
JMD 22	1098816	682375	303
JMD 23	1098817	682376	304
JMD 24	1098818	682377	305
JMD 25	1098819	682378	306
JMD 26	1098820	682379	307
JMD 27	1098821	682380	308
JMD 28	1098822	682381	309
JMD 29	1098823	682382	310
JMD 30	1098824	682383	311
JMD 31	1098825	682384	312
JMD 32	1098826	682385	313
JMD 33	1098827	682386	314
JMD 34	1098828	682387	315
JMD 35	1098829	682388	316
JMD 36	1098830	682389	317
JMD 37	1098831	682390	318
JMD 38	1098832	682391	319
JMD 39	1098833	682392	320

Effective Date: March 17, 2017	206

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

JMD 40	1098834		682393		321
JMD 41	1098835		682394		322
JMD 42	1098836		682395		323
JOE PP 56	898185		535441		324
JOE PP 58	898186		535442		325
JOHN	75876	98/349	38114		326
KEN	75881	98/356	38121		327
KEY	75992	8/377	n/a	20/694	328
LARK	75993	7/603	n/a		329
LAST CHANCE	75994	20/413	35070		330
LT #1	504170	629/422	257084		331
LT #2	504171	629/423	257085		332
LT #3	504172	629/424	257086		333
LT #4	504173	629/425	257087		334
LT #5	504174	629/426	257088		335
LT #6	504175	629/427	257089		336
LT #7	504176	629/428	257090		337
LT #8	504177	629/429	257091		338
LT #9	504178	629/430	257092		339
LT #10	504179	629/431	257093		340
LT #11	504180	629/432	257094		341
LT #12	504181	629/433	257095		342
LT #13	504182	629/434	257096		343
LT #14	504183	629/435	257097		344
LT #15	504184	629/436	257098		345
LT #16	504185	629/437	257099		346
LT #17	504186	629/438	257100		347
LT #18	504187	629/439	257101		348
LT #19	504188	629/440	257102		349
LT #20	504189	629/441	257103		350
LT #21	504190	629/442	257104		351
LT #22	504191	629/443	257105		352
LT #23	504192	629/444	257106		353
LT #24	504193	629/445	257107		354
LT #25	504194	629/446	257108		355
LT #26	504195	629/447	257109		356
LT #27	504196	629/448	257110		357
MAGGIE	75878	98/351	38116		358
MAHOGANY	75995	8/308	n/a	21/95	359
MENDOTA	75996	16/452	6593	17/102	360
MOON	75997	45/156	15177		361

Effective Date: March 17, 2017	207

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

MOON #1	75998	45/157	15178		362
MOON #2	75999	45/158	15179		363
NEVADA	76000	Jul-85	n/a	7/597	364
NEW #56	202156	357/213	149637		365
NEW #57	202157	357/214	149638		366
NEW #58	202158	357/215	149639		367
NEW #59	202159	357/216	149640		368
NEW #60	202160	357/217	149641		369
NEW #61	202161	357/218	149642		370
NEW #62	202162	357/219	149643		371
NEW #63	202163	357/220	149644		372
NEW #65	202165	357/222	149646		373
NEW #66	202166	357/223	149647		374
NEW #67	202167	357/224	149648		375
NEW #68	202168	357/225	149649		376
NEW #69	202169	357/226	149650		377
NEW #70	202170	357/227	149651		378
NEW #71	202171	357/228	149652		379
NEW #72	202172	357/229	149653		380
NEW #135	227243	378/300	158558		381
NEW #136	227244	378/301	158559		382
NEW #137	227245	378/302	158560		383
NEW #138	227246	378/303	158561		384
OWL	76001	7/604	n/a		385
PAM	75883	98/354	38119		386
PETER	75882	98/355	38120		387
PIN NO 1	698494	854/764	352404		388
PIN NO 2	698495	854/765	352405		389
PIN NO 3	698496	854/766	352406		390
PIN NO 4	698497	854/767	352407		391
PIN NO 5	698498	854/768	352408		392
PIN NO 6	698499	854/769	352409		393
PIN NO 7	698500	854/770	352410		394
PIN NO 8	698501	854/771	352411		395
PIN NO 9	698502	854/772	352412		396
PIN NO 10	698503	854/773	352413		397
PIN NO 11	698504	854/774	352414		398
PIN NO 12	698505	854/775	352415		399
PINE #1	407779	560/234	228381		400
PINE #2	407780	560/235	228382		401
PINE #3	407781	560/236	228383		402

Effective Date: March 17, 2017	208

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

PINE #4	407782	560/237	228384	403
PINE #5	407783	560/238	228385	404
PINE #6	407784	560/239	228386	405
PINE #7	407785	560/240	228387	406
PINE #8	407786	560/241	228388	407
PINE #9	407787	560/242	228389	408
PINE #10	407788	560/243	228390	409
PINE #11	407789	560/244	228391	410
PINE #12	407790	560/245	228392	411
PINE #13	407791	560/246	228393	412
PINE #14	407792	560/247	228394	413
PINE #15	407793	560/248	228395	414
PINE #16	407794	560/249	228396	415
PINE #17	407795	560/250	228397	416
PINE #18	407796	560/251	228398	417
PINE #58	407836	560/291	228438	418
PINE #59	407837	560/292	228439	419
PINE #60	407838	560/293	228440	420
PINE #61	407839	560/294	228441	421
PINE #62	407840	560/295	228442	422
PINE #63	407841	560/296	228443	423
PINE #64	407842	560/297	228444	424
PINE #65	407843	560/298	228445	425
PINE #66	407844	560/299	228446	426
PINK	76002	45/162	15183	427
PORTAL	76003	8/262	n/a	428
PORTAL FRACTION R	1013877		620139	429
PP 1	829752	2/22680	484937	430
PP 2	829753	2/22681	484938	431
PP 3	829754	2/22682	484939	432
PP 4	829755	2/22683	484940	433
PP 5	829756	2/22684	484941	434
PP 6	829757	2/22685	484942	435
PP 7	829758	2/22686	484943	436
PP 8	829759	2/22687	484944	437
PP 9	829760	2/22688	484945	438
PP 10	829761	2/22689	484946	439
PP 11	829762	2/22690	484947	440
PP 12	829763	2/22691	484948	441
PP 13	829764	2/22692	484949	442
PP 14	829765	2/22693	484950	443

Effective Date: March 17, 2017	209

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

PP 15	829766	2/22694	484951	444
PP 16	829767	2/22695	484952	445
PP 17	829768	2/22696	484953	446
PP 18	829769	2/22697	484954	447
PP 19	829770	2/22698	484955	448
PP 20	829771	2/22699	484956	449
PP 21	829772	2/22700	484957	450
PP 22	829773	2/22701	484958	451
PP 23	829774	2/22702	484959	452
PP 24	829775	2/22703	484960	453
PP 25	829776	2/22704	484961	454
PP 26	829777	2/22705	484962	455
PP 27	829778	2/22706	484963	456
PP 28	829779	2/22707	484964	457
PP 29	829780	2/22708	484965	458
PP 30	829781	2/22709	484966	459
PP 31	829782	2/22710	484967	460
PP 32	829783	2/22711	484968	461
PP 33	829784	2/22712	484969	462
PP 34	829785	2/22713	484970	463
PP 35	829786	2/22714	484971	464
PP 36	829787	2/22715	484972	465
PP 37	829788	2/22716	484973	466
PP 38	829789	2/22717	484974	467
PP 39	829790	2/22718	484975	468
PP 40	829791	2/22719	484976	469
PP 41	829792	2/22720	484977	470
PP 42	829793	2/22721	484978	471
PP 43	829794	2/22722	484979	472
PP 44	829795	2/22723	484980	473
PP 45	829796	2/22724	484981	474
PP 46	829797	2/22725	484982	475
PP 59	829810	2/22738	484995	476
PP 60	829811	2/22739	484996	477
PP 61	829812	2/22740	484997	478
PP 62	829813	2/22741	484998	479
PP 63	829814	2/22742	484999	480
PP 64	829815	2/22743	485000	481
PP 65	829816	2/22744	485001	482
PP 66	829817	2/22745	485002	483
PP 67	829818	2/22746	485003	484

Effective Date: March 17, 2017	210

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

PP 68	829819	2/22747	485004	485
PP 69	829820	2/22748	485005	486
PP 70	829821	2/22749	485006	487
PP 71	829822	2/22750	485007	488
PP 72	829823	2/22751	485008	489
PP 73	829824	2/22752	485009	490
PP 74	829825	2/22753	485010	491
PP 75	829826	2/22754	485011	492
PP 76	829827	2/22755	485012	493
PP 77	881622	4/57463	526778	494
PP 78	881623	4/57464	526779	495
PP 79	881624	4/57465	526780	496
PR 1	881625	4/57448	526762	497
PR 2	881626	4/57449	526763	498
PR 3	881627	4/57450	526764	499
PR 4	881628	4/57451	526765	500
PR 5	881629	4/57452	526766	501
PR 6	881630	4/57453	526767	502
PR 7	881631	4/57454	526768	503
PR 8	881632	4/57455	526769	504
PR 9	881633	4/57456	526770	505
PR 10	881634	4/57457	526771	506
PR 11	881635	4/57458	526772	507
PR 12	881636	4/57459	526773	508
PR 13	881637	4/57460	526774	509
PR 14	881638	4/57461	526775	510
PR 15	881639	4/57462	526776	511
RED R	1013875		620137	512
RED WEST	1013876		620138	513
RF #1	403753	558/437	227904	514
RF #2	403754	558/438	227905	515
RF #3	403755	558/439	227906	516
RF #4	403756	558/440	227907	517
RF #5	403757	558/441	227908	518
RF #6	403758	558/442	227909	519
RF #7	403759	558/443	227910	520
RF #8	403760	558/444	227911	521
RN 1	602676	727/444	293981	522
RN 2	602677	727/445	293982	523
RN 3	602678	727/446	293983	524
RN 4	602679	727/447	293984	525

Effective Date: March 17, 2017	211

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

RN 5	602680	727/448	293985	526
RN 6	602681	727/449	293986	527
RN 7	602682	727/450	293987	528
RN 8	602683	727/451	293988	529
RN 9	602684	727/452	293989	530
RN 10	602685	727/453	293990	531
RN 11	602686	727/454	293991	532
RN 12	602687	727/455	293992	533
RN 13	602688	727/456	293993	534
RN 14	602689	727/457	293994	535
RN 15	602690	727/458	293995	536
RN 16	602691	727/459	293996	537
RN 17	602692	727/460	293997	538
RN 18	602693	727/461	293998	539
RN 19	602694	727/462	293999	540
RN 20	602695	727/463	294000	541
RN 21	602696	727/464	294401	542
RN 22	602697	727/465	294402	543
RN 23	602698	727/466	294403	544
RN 24	602699	727/467	294004	545
RN 25	602700	727/468	294005	546
ROB	75879	98/352	38117	547
RR #1	320216	473/538	197675	548
RR #2	320217	473/539	197676	549
RR #3	320218	473/540	197677	550
RR #4	320219	473/541	197678	551
RR #5	320220	473/542	197679	552
RR #6	320221	473/543	197680	553
RR #7	320222	473/544	197681	554
RR #8	320223	473/545	197682	555
RR #9	320224	473/546	197683	556
RR #10	320225	473/547	197684	557
RR #11	320226	473/548	197685	558
RR #12	320227	473/549	197686	559
RR #13	320228	473/550	197687	560
RR #14	320229	473/551	197688	561
RR #15	320230	473/552	197689	562
RR #16	320231	473/553	197690	563
RR #17	320232	473/554	197691	564
RR #18	320233	473/555	197692	565
RR #19	320234	473/556	197693	566

Effective Date: March 17, 2017	212

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

RR #20	320235	473/557	197694	567
RR #21	320236	473/558	197695	568
RR #22	320237	473/559	197696	569
RR #23	320238	473/560	197697	570
RR #24	320239	473/561	197698	571
RR #25	320240	473/562	197699	572
RR #26	320241	473/563	197700	573
RR #27	320242	473/564	197701	574
RR #28	320243	473/565	197702	575
RR #29	320244	473/566	197703	576
RR #30	320245	473/567	197704	577
RR #31	320246	473/568	197705	578
RR #32	320247	473/569	197706	579
RR #33	320248	473/570	197707	580
RR #34	320249	473/571	197708	581
RR #35	320250	473/572	197709	582
RR #36	320251	473/573	197710	583
RR #37	320252	473/574	197711	584
RR #38	320253	473/575	197712	585
RR #39	320254	473/576	197713	586
RR #40	426606	572/466	233143	587
RR #41	426607	572/467	233144	588
RR #42	426608	572/468	233145	589
RR #43	426609	572/469	233146	590
RR #44	426610	572/470	233147	591
RR #45	426611	572/471	233148	592
RR #46	426612	572/472	233149	593
RR #47	426613	572/473	233150	594
RR #48	426614	572/474	233151	595
RR #49	426615	572/475	233152	596
RR #50	426616	572/476	233153	597
RR #51	426617	572/477	233154	598
RR #52	426618	572/478	233155	599
RR #53	426619	572/479	233156	600
RR #54	426620	572/480	233157	601
RR #55	466934	605/248	247268	602
RR #56	466935	605/249	247269	603
RR #57	466936	605/250	247270	604
RR #58	466937	605/251	247271	605
RR #59	466938	605/252	247272	606
RR #60	466939	605/253	247273	607

Effective Date: March 17, 2017	213

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

RR #61	466940	605/254	247274	608
RR #62	466941	605/255	247275	609
RR #63	466942	605/256	247276	610
RR #64	466943	605/257	247277	611
RRW 1	1055758		647488	612
RRW 2	1055759		647489	613
RRW 3	1055760		647490	614
RRW 4	1055761		647491	615
RRW 5	1055762		647492	616
RRW 6	1055763		647493	617
RRW 7	1055764		647494	618
RRW 8	1055765		647495	619
RRW 9	1055766		647496	620
RRW 10	1055767		647497	621
RRW 11	1055768		647498	622
RRW 12	1055769		647499	623
RRW 13	1055770		647500	624
RRW 14	1055771		647501	625
RRW 15	1055772		647502	626
RRW 16	1055773		647503	627
RRW 17	1055774		647504	628
RRW 18	1055775		647505	629
RRW 19	1055776		647506	630
RRW 20	1055777		647507	631
RRW 21	1055778		647508	632
RRW 22	1055779		647509	633
RRW 23	1055780		647510	634
RRW 24	1055781		647511	635
RRW 25	1055782		647512	636
RRW 26	1055783		647513	637
RRW 27	1055784		647514	638
RRW 28	1055785		647515	639
RRW 29	1055786		647516	640
RRW 30	1055787		647517	641
RRW 31	1055788		647518	642
RRW 32	1055789		647519	643
RRW 33	1055790		647520	644
RRW 34	1055791		647521	645
RRW 35	1055792		647522	646
RRW 36	1055793		647523	647
RRW 37	1055794		647524	648

Effective Date: March 17, 2017	214

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

RRW 38	1055795	647525	649
RRW 39	1055796	647526	650
RRW 40	1055797	647527	651
RRW 41	1055798	647528	652
RRW 42	1055799	647529	653
RRW 43	1055800	647530	654
RRW 44	1055801	647531	655
RRW 45	1055802	647532	656
RRW 46	1055803	647533	657
RRW 47	1055804	647534	658
RRW 48	1055805	647535	659
RRW 49	1055806	647536	660
RRW 50	1055807	647537	661
RRW 51	1055808	647538	662
RRW 52	1055809	647539	663
RRW 53	1055810	647540	664
RRW 54	1055811	647541	665
RRW 55	1055812	647542	666
RRW 56	1055813	647543	667
RRW 57	1055814	647544	668
RRW 58	1055815	647545	669
RRW 59	1055816	647546	670
RRW 60	1055817	647547	671
RRW 61	1055818	647548	672
RRW 62	1055819	647549	673
RRW 63	1055820	647550	674
RRW 64	1055821	647551	675
RRW 65	1055822	647552	676
RRW 66	1055823	647553	677
RRW 67	1055824	647554	678
RRW 68	1055825	647555	679
RRW 69	1055826	647556	680
RRW 70	1055827	647557	681
RRW 71	1055828	647558	682
RRW 72	1055829	647559	683
RRW 73	1055830	647560	684
RRW 74	1055831	647561	685
RRW 75	1055832	647562	686
RRW 76	1055833	647563	687
RRW 77	1055834	647564	688
RRW 78	1055835	647565	689

Effective Date: March 17, 2017	215

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

RRW 79	1055836		647566	690
RRW 80	1055837		647567	691
RRW 81	1055838		647568	692
RRW 82	1055839		647569	693
RRW 83	1055840		647570	694
RRW 84	1055841		647571	695
RRW 85	1055842		647572	696
RRW 86	1055843		647573	697
RRW 87	1055844		647574	698
RRW 88	1055845		647575	699
RRW 89	1055846		647576	700
RRW 90	1055847		647577	701
RRW 91	1055848		647578	702
RRW 92	1055849		647579	703
RRW 93	1055850		647580	704
RRW 94	1055851		647581	705
RRW 95	1055852		647582	706
RRW 96	1055853		647583	707
RRW 97	1055854		647584	708
RRW 98	1055855		647585	709
RRW 99	1055856		647586	710
RRW 100	1055857		647587	711
RRW 101	1055858		647588	712
RRW 102	1055859		647589	713
RRW 103	1055860		647590	714
RRW 104	1055861		647591	715
RRW 105	1055862		647592	716
RRW 106	1055863		647593	717
RRW 107	1055864		647594	718
RRW 108	1055865		647595	719
RRW 109	1055866		647596	720
RRW 110	1073755		658461	721
SELCO #1	75884	98/339	38104	722
SELCO #2	75885	98/340	38105	723
SELCO #3	75886	98/341	38106	724
SELCO #4	75887	98/342	38107	725
SELCO #5	75888	98/343	38108	726
SELCO #6	75889	98/344	38109	727
SELCO #7	75890	98/345	38110	728
SELCO #8	75891	98/346	38111	729
SELCO #9	75892	98/347	38112	730

Effective Date: March 17, 2017	216

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

SELCO #10	75893	98/348	38113		731
SELCO #12	75895	98/509	38207		732
SELCO #13	75896	98/510	38208		733
SELCO #14	75897	98/511	38209		734
SELCO #19	75902	98/516	38214		735
SELCO #20	75903	98/517	38215		736
SELCO #21	75904	98/518	38216		737
SELCO #22	75905	98/519	38217		738
SELCO #23	75906	98/520	38218		739
SELCO #24	75907	98/521	38219		740
SELCO #25	75908	98/522	38220		741
SELCO #26	75909	98/523	38221		742
SELCO #27	75910	98/224	38023		743
SELCO #28	75911	98/225	38024		744
SELCO #29	75912	98/226	38025		745
SELCO #30	75913	98/524	38222		746
SELCO #31	75914	98/525	38223		747
SELCO #32	75915	101/56	39393		748
SELCO #33	75916	101/57	39394		749
SELCO #34	75917	101/58	39395		750
SELCO #35	75918	101/59	39396		751
SELCO #36	75919	101/60	39397		752
SELCO #37	75920	101/61	39398		753
SELCO #38	75921	114/400	45258	115/665	754
SELCO #39	75922	114/401	45259		755
SELCO #40	75923	114/402	45260		756
SELCO #41	75924	114/403	45261		757
SELCO #42	75925	114/404	45262		758
SELCO #43	75926	114/405	45263		759
SELCO #44	75927	114/406	45264		760
SELCO #45	75928	114/407	45265		761
SELCO #46	75929	114/408	45266		762
SELCO #47	75930	114/409	45267		763
SELCO #48	75931	114/410	45268		764
SELCO #49	75932	114/411	45269		765
SELCO #50	75933	114/412	45270		766
SELCO #51	75934	114/413	45271		767
SELCO #52	75935	114/414	45272		768
SELCO #53	75936	114/415	45273		769
SELCO #54	75937	116/55	46003		770
SELCO #55	75938	116/56	46004		771

Effective Date: March 17, 2017	217

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

SELCO #56	75939	116/57	46005		772
SELCO #57	75940	116/58	46006		773
SELCO #58	75941	116/59	46007		774
SELCO #59	75942	116/60	46008		775
SELCO #60	75943	116/61	46009		776
SELCO #61	75944	116/62	46010		777
SELCO #63	75946	115/667	45941		778
SELCO #65	75948	115/669	45943		779
SELCO #67	75950	115/671	45945		780
SELCO #69	75952	115/673	45947		781
SELCO #70	75953	115/674	45948		782
SELCO #71	75954	115/675	45949		783
SELCO #72	75955	115/676	45950		784
SELCO #73	75956	115/677	45951		785
SELCO #74	75957	115/678	45952		786
SELCO #75	75958	115/679	45953		787
SELCO #76	75959	115/680	45954		788
SELCO #77	75960	115/681	45955		789
SELCO #78	75961	115/682	45956		790
SELCO #79	75962	115/683	45957		791
SELCO #80	75963	115/684	45958		792
SELCO #81	75964	115/685	45959		793
SELCO #84	75967	115/688	45962		794
SELCO #85	75968	115/689	45963		795
SELCO #86	75969	115/690	45964		796
SELCO #87	75970	115/691	45965		797
SELCO #88	75971	115/692	45966		798
SELCO #89	75972	115/693	45967		799
SNOW BIRD	76006	7/597	n/a		800
SPRING	76007	17/101	8688		801
STAR	76008	45/155	15176		802
STORM KING	76009	5/294	n/a	17/102	803
TC #1	125639	304/6	127282		804
TC #2	125640	304/7	127283		805
TC #3	125641	304/8	127284		806
TC #4	125642	304/9	127285		807
TC #5	125643	304/10	127286		808
TC #6	125644	304/11	127287		809
TC #7	125645	304/12	127288		810
TC #8	125646	304/13	127289		811
TC #9	125647	304/14	127290		812

Effective Date: March 17, 2017	218

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

TC #10	125648	304/15	127291	813
TC #11	133862	309/184	129702	814
TC #12	148871	329/58	137481	815
TC #13	148872	329/59	137482	816
TC #14	148873	329/60	137483	817
TC #15	148874	329/61	137484	818
TC #16	148875	329/62	137485	819
TC #17	148876	329/63	137486	820
TC #18	148877	329/64	137487	821
TC #19	148878	329/65	137488	822
TC #20	148879	329/66	137489	823
TC #21	148880	329/67	137490	824
TC #22	148881	329/68	137491	825
TC #23	148882	329/69	137492	826
TC #24	148883	329/70	137493	827
TC #25	148884	329/71	137494	828
TC #26	148885	329/72	137495	829
TC #27	148886	329/73	137496	830
TC #28	148887	329/74	137497	831
TC #29	403761	558/426	227892	832
TC #30	403762	558/427	227893	833
TC #31	403763	558/428	227894	834
TC #32	403764	558/429	227895	835
TC #33	403765	558/430	227896	836
TC #34	403766	558/431	227897	837
TC #35	403767	558/432	227898	838
TC #36	403768	558/433	227899	839
TC #37	403769	558/434	227900	840
TC #38	403770	558/435	227901	841
TC #39	403771	558/436	227902	842
UHALDE BORNE	76010	40/110	5925	843
UHALDE BORNE NORTH	76011	39/47	4812	844
WCS 1	1073756		658463	845
WCS 2	1073757		658464	846
WCS 3	1073758		658465	847
WCS 4	1073759		658466	848
WCS 5	1073760		658467	849
WCS 6	1073761		658468	850
WCS 7	1073762		658469	851
WCS 8	1073763		658470	852

Effective Date: March 17, 2017	219

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

WCS 9	1073764		658471	853
WCS 10	1073765		658472	854
WCS 11	1073766		658473	855
WCS 12	1073767		658474	856
WCS 13	1073768		658475	857
WCS 14	1073769		658476	858
WCS 15	1073770		658477	859
WCS 16	1073771		658478	860
WCS 17	1073772		658479	861
WCS 18	1073773		658480	862
WCS 19	1073774		658481	863
WCS 20	1073775		658482	864
WCS 21	1073776		658483	865
WCS 22	1073777		658484	866
WCS 23	1073778		658485	867
WCS 24	1073779		658486	868
WCS 25	1073780		658487	869
WCS 26	1073781		658488	870
WRN 1	602701	727/469	294007	871
WRN 2	602702	727/470	294008	872
WRN 3	602703	727/471	294009	873
WRN 4	602704	727/472	294010	874
WRN 5	602705	727/473	294011	875
WRN 6	602706	727/474	294012	876
WRN 7	602707	727/475	294013	877
WRN 8	602708	727/476	294014	878
WRN 9	602709	727/477	294015	879
WRN 10	602710	727/478	294016	880
WRN 11	602711	727/479	294017	881
WRN 12	602712	727/480	294018	882
JMD 43	NMC1102648			883
JMD 44	NMC1102649			884
JMD 45	NMC1102650			885
TC 37R	NMC1102651			886
TC 38R	NMC1102652			887

End Part 1

GSV Lode Claims Railroad and Pinon; 887 Total

Effective Date: March 17, 2017	220

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Exhibit 2

Railroad and Pinion Project

Gold Standard Ventures

Begin Part 2

GSV Railroad Patent Listing; 30 Total

Patent Name	Current MS	Assessed Owner	Controlled By	Property
Bald Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Blue Jay	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Bullion	1487	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Cleveland	1498	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Grey Eagle	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hecla	1491	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Hoffman	1500	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kansas City	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Lucky Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Mounted Ledge	1499	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Safety Pin	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Silver King	1492	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Sky Blue	1495	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk Lode	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Standing Elk MS	1486	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Mill Site
Tom Boy	4592	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli	1496	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Tripoli East	1497	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Webfoot	1488	Gold Standard Ventures (US) Inc.	Gold Standard Ventures (US) Inc.	Lode
Kenilworth	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Sylvania	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Valley View	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Victor Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Vindicator Fraction	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Wide West	4608	Sylvania Resources LLC	Gold Standard Ventures (US) Inc.	Lode
Bald Mtn Chief	1489	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Copper Bell	1490	Victory Exploration Inc. - ANv	Gold Standard Ventures (US) Inc.	Lode
Sun Lode	1494	Sun Lode Company LLC	Gold Standard Ventures (US) Inc.	Lode
Androsa	3382	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode
Gladstone	3365	Canadian American Mining Company, L.L.C.	Gold Standard Ventures (US) Inc.	Lode

End Part 2 GSV Railroad Patent Listing; 30 Total

Effective Date: March 17, 2017	221

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Exhibit 3

Railroad and Pinion Project

Gold Standard Ventures

Part 3 ANG Pony LLC Unpatented Lode claims; 105 Total

Name	Location Date	BLM Serial Number	Doc ID
DIX 1	09/05/2001	NMC 825914	476602
DIX 2	09/05/2001	NMC 825915	476603
DIX 3	09/05/2001	NMC 825916	476604
DIX 4	09/05/2001	NMC 825917	476605
DIX 5	09/05/2001	NMC 825918	476606
DIX 6	09/05/2001	NMC 825919	476607
DIX 7	09/05/2001	NMC 825920	476608
DIX 8	09/05/2001	NMC 825921	476609
DIX 9	09/05/2001	NMC 825922	476610
DIX 10	09/05/2001	NMC 825923	476611
DIX 11	09/05/2001	NMC 825924	476612
DIX 12	09/05/2001	NMC 825925	476613
DIX 13	09/05/2001	NMC 825926	476614
DIX 14	09/05/2001	NMC 825927	476615
DIX 15	09/10/2001	NMC 825928	476616
DIX 16	09/10/2001	NMC 825929	476617
DIX 17	09/10/2001	NMC 825930	476618
DIX 18	09/10/2001	NMC 825931	476619
DIX 19	09/10/2001	NMC 825932	476620
DIX 20	09/10/2001	NMC 825933	476621
DIX 21	09/10/2001	NMC 825934	476622
DIX 22	09/10/2001	NMC 825935	476623
DIX 23	09/10/2001	NMC 825936	476624
DIX 24	09/10/2001	NMC 825937	476625
DIX 25	09/10/2001	NMC 825938	476626
DIX 26	09/10/2001	NMC 825939	476627
DIX 27	09/11/2001	NMC 825940	476628
DIX 28	09/11/2001	NMC 825941	476629
DIX 29	09/11/2001	NMC 825942	476630
DIX 30	09/13/2001	NMC 825943	476631
DIX 31	09/13/2001	NMC 825944	476632
DIX 32	09/13/2001	NMC 825945	476633

Effective Date: March 17, 2017	222

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

DIX 33	09/13/2001	NMC 825946	476634
WMH 131	06/11/2002	NMC 831193	487250
WMH 132	06/11/2002	NMC 831194	487251
WMH 133	06/11/2002	NMC 831195	487252
WMH 134	06/11/2002	NMC 831196	487253
WMH 135	06/11/2002	NMC 831197	487254
WMH 136	06/11/2002	NMC 831198	487255
WMH 137	06/11/2002	NMC 831199	487256
WMH 138	06/11/2002	NMC 831200	487257
WMH 139	06/11/2002	NMC 831201	487258
WMH 140	06/11/2002	NMC 831202	487259
WMH 141	06/11/2002	NMC 831203	487260
WMH 142	06/11/2002	NMC 831204	487261
WMH 143	06/11/2002	NMC 831205	487262
WMH 144	06/11/2002	NMC 831206	487263
WMH 145	06/11/2002	NMC 831207	487264
WMH 146	06/11/2002	NMC 831208	487265
WMH 147	06/11/2002	NMC 831209	487266
WMH 148	06/11/2002	NMC 831210	487267
WMH 151	06/10/2002	NMC 831211	487268
WMH 152	06/10/2002	NMC 831212	487269
WMH 153	06/10/2002	NMC 831213	487270
WMH 154	06/10/2002	NMC 831214	487271
WMH 155	06/10/2002	NMC 831215	487272
WMH 156	06/10/2002	NMC 831216	487273
WMH 157	06/10/2002	NMC 831217	487274
WMH 158	06/10/2002	NMC 831218	487275
WMH 159	06/10/2002	NMC 831219	487276
WMH 160	06/11/2002	NMC 831220	487277
WMH 161	06/11/2002	NMC 831221	487278
WMH 162	06/11/2002	NMC 831222	487279
WMH 163	06/11/2002	NMC 831223	487280
WMH 164	06/11/2002	NMC 831224	487281
WMH 165	06/11/2002	NMC 831225	487282
WMH 166	06/11/2002	NMC 831226	487283
WMH 167	06/11/2002	NMC 831227	487284
WMH 168	06/11/2002	NMC 831228	487285
TF 1	06/12/2002	NMC 831229	487286
TF 2	06/12/2002	NMC 831230	487287
TF 3	06/12/2002	NMC 831231	487288
TF 4	06/12/2002	NMC 831232	487289

Effective Date: March 17, 2017	223

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

TF 5	06/12/2002	NMC 831233	487290
TF 6	06/12/2002	NMC 831234	487291
TF 7	06/18/2002	NMC 831235	487292
TF 8	06/18/2002	NMC 831236	487293
TF 9	06/18/2002	NMC 831237	487294
TF 10	06/18/2002	NMC 831238	487295
TF 11	06/18/2002	NMC 831239	487296
TF 12	06/18/2002	NMC 831240	487297
TF 13	06/18/2002	NMC 831241	487298
TF 14	06/18/2002	NMC 831242	487299
TF 15	06/19/2002	NMC 831243	487300
TF 16	06/19/2002	NMC 831244	487301
TF 17	06/19/2002	NMC 831245	487302
TF 18	06/19/2002	NMC 831246	487303
TF 19	06/19/2002	NMC 831247	487304
TF 20	06/19/2002	NMC 831248	487305
TF 21	06/19/2002	NMC 831249	487306
TF 22	06/19/2002	NMC 831250	487307
TF 23	06/19/2002	NMC 831251	487308
TF 24	06/19/2002	NMC 831252	487309
TF 25	06/19/2002	NMC 831253	487310
TF 26	06/19/2002	NMC 831254	487311
TF 27	06/19/2002	NMC 831255	487312
TF 28	06/18/2002	NMC 831256	487313
TF 29	06/18/2002	NMC 831257	487314
TF 30	06/18/2002	NMC 831258	487315
TF 31	06/18/2002	NMC 831259	487316
TF 32	06/18/2002	NMC 831260	487317
TF 33	06/18/2002	NMC 831261	487318
TF 34	06/18/2002	NMC 831262	487319
TF 35	06/18/2002	NMC 831263	487320
TF 36	06/18/2002	NMC 831264	487321

End Part 3

GSV Unpatented Lode Claims ANG Pony LLC; 105 Total

Effective Date: March 17, 2017	224

Technical Report on The Railroad–Pinion Project, Elko County, Nevada, USA

Exhibit 4

Railroad and Pinion Project

Gold Standard Ventures

Part 4 Calavera Exploration LLC Unpatented Lode claims; 2 Total

Claim Name/Number	BLM Ser No	County Book; Page	Document	Amended County Number	Count
Calavera #6	NMC276106		179214		1
Calavera #21	NMC276121		179229		2

End Part 4

GSV Unpatented Lode Claims Calavera Exploration LLC; 2 Total

Effective Date: March 17, 2017	225

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EXHIBIT 5

New Unpatented Claims

A.	The following two (2) unpatented lode mining claims owned by the Stitzels subject to lease held by Gold Standard Ventures (US) Inc.:

B.	The following fourteen (14) unpatented lode mining claims owned by Nevada Sunrise LLC which are subject to lease held by Gold Standard Ventures (US) Inc.:

C.	The following eighty (80) unpatented lode mining claims owned by Gold Standard Ventures (US) Inc.:

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D.	The following eighteen (18) unpatented lode claims owned by Gold Standard Ventures (US) Inc.:

	County		BLM
Claim Name	Book/Page	Document No.	NMC No.
TM 1		709568	1120097
TM 2		709569	1120098
TM 3		709570	1120099
TM 4		709571	1120100
TM 5		709572	1120101
TM 6		709573	1120102
TM 7		709574	1120103
TM 8		709575	1120104
TM 9		709576	1120105
TM 10		709577	1120106
TM 11		709578	1120107
TM 12		709579	1120108
TM 13		709580	1120109
TM 14		709581	1120110
TM 15		709582	1120111
TM 16		709583	1120112
TM 17		709584	1120113
TM 18		709585	1120114

E.	The following fifty-two (52) unpatented lode mining claims owned by Gold Standard Ventures (US) Inc.:

	BLM		County
Count	Serial No.	Claim Name	Doc No.	Township	Range	Section(s)
1	NMC1116606	PF 1	706340	31N	53E	14, 15, 22, 23
2	NMC1116607	PF 2	706341	31N	53E	14, 23
3	NMC1116608	PF 3	706342	31N	53E	14, 23
4	NMC1116609	PF 4	706343	31N	53E	14, 23
5	NMC1116610	PF 5	706344	31N	53E	14, 23
6	NMC1116611	PF 6	706345	31N	53E	14, 23
7	NMC1116612	PF 7	706346	31N	53E	14, 23
8	NMC1116613	PF 8	706347	31N	53E	14, 23
9	NMC1116614	PF 9	706348	31N	53E	13, 14, 23, 24
10	NMC1116615	PF 10	706349	31N	53E	14
11	NMC1116616	PF 11	706350	31N	53E	14
12	NMC1116617	PF 12	706351	31N	53E	14
13	NMC1116618	PF 13	706352	31N	53E	14
14	NMC1116619	PF 14	706353	31N	53E	14
15	NMC1116620	PF 15	706354	31N	53E	14
16	NMC1116621	PF 16	706355	31N	53E	13, 14

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	BLM		County
Count	Serial No.	Claim Name	Doc No.	Township	Range	Section(s)
17	NMC1116622	PF 17	706356	31N	53E	13, 14
18	NMC1116623	PF 18	706357	31N	53E	13, 14
19	NMC1116624	PF 19	706358	31N	53E	13, 14
20	NMC1116625	PF 20	706359	31N	53E	14
21	NMC1116626	PF 21	706360	31N	53E	14
22	NMC1116627	PF 22	706361	31N	53E	11, 14
23	NMC1116628	PF 23	706362	31N	53E	14, 15
24	NMC1116629	PF 24	706363	31N	53E	14, 15
25	NMC1116630	PF 25	706364	31N	53E	14, 15
26	NMC1124620	PF 26	712260	31N	53E	22, 23, 26, 27
27	NMC1124621	PF 27	712261	31N	53E	23, 27
28	NMC1124622	PF 28	712262	31N	53E	26, 27
29	NMC1124623	PF 29	712263	31N	53E	26
30	NMC1124624	PF 30	712264	31N	53E	23, 26
31	NMC1124625	PF 31	712265	31N	53E	23, 26
32	NMC1124626	PF 32	712266	31N	53E	23, 26
33	NMC1124627	PF 33	712267	31N	53E	23, 24, 25, 26
34	NMC1124628	PF 34	712268	31N	53E	26, 27
35	NMC1124629	PF 35	712269	31N	53E	26
36	NMC1124630	PF 36	712270	31N	53E	26
37	NMC1124631	PF 37	712271	31N	53E	26
38	NMC1124632	PF 38	712272	31N	53E	26
39	NMC1124633	PF 39	712273	31N	53E	26
40	NMC1124634	PF 40	712274	31N	53E	26
41	NMC1124635	PF 41	712275	31N	53E	26
42	NMC1124636	PF 42	712276	31N	53E	25, 26
43	NMC1124637	PF 43	712277	31N	53E	26, 27
44	NMC1124638	PF 44	712278	31N	53E	26
45	NMC1124639	PF 45	712279	31N	53E	26
46	NMC1124640	PF 46	712280	31N	53E	26
47	NMC1124641	PF 47	712281	31N	53E	26
48	NMC1124642	PF 48	712282	31N	53E	26
49	NMC1124643	PF 49	712283	31N	53E	26
50	NMC1124644	PF 50	712284	31N	53E	26, 27, 34, 35
51	NMC1124645	PF 51	712285	31N	53E	26, 27, 34, 35
52	NMC1124646	PF 52	712286	31N	53E	26, 35

End Part 5:

GSV New Unpatented Lode Claims; 166 Total

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Appendix 3 - Additional Standard Reference Graphs

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2016 Pinion Drill Program QA/QC Figures

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2016 Dark Star Drill Program QA/QC Figures

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2016 Railroad Drill Program QA/QC Figures

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